Exhibit 99.2

MER TELEMANAGEMENT SOLUTIONS LTD.
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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Extraordinary General Meeting of Shareholders, or the Meeting, of Mer Telemanagement Solutions Ltd., which we refer to as “we,” “MTS,” or the “Company,”, to be held on Wednesday, July 21, 2021 at 4:30 p.m. (Israel time) at the offices of Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time.

At the Meeting, shareholders will be asked to adopt the following resolutions:

1.	Resolutions in connection with the approval of the Transaction and related transactions:

a.
To approve the consummation of the Transaction (as such term is used and defined in the accompanying proxy statement) and the other transactions contemplated by the Merger Agreement, attached as Annex A to the proxy statement, including the issuance of Ordinary Shares, Preferred Shares and options and warrants to purchase Ordinary Shares at the effective time of the Transaction to the securityholders of SharpLink, Inc., including the issuance to SportsHub Games Network, Inc. of Ordinary Shares constituting in excess of 45% of the voting rights in the combined company pursuant to the terms of Section 328(b)(1) of the Israeli Companies Law, 1999, or the Companies Law;

b.
To approve and adopt the Company’s second amended and restated articles of association, attached as Annex B to the proxy statement, or the Revised Articles, which among other things will (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect the Reverse Split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles, and to approve corresponding amendments to the Company’s Memorandum of Association;

c.
To elect Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering as members of the Company’s board of directors for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified and to approve their terms of service;

d.
To elect Scott Pollei as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve his terms of service;

e.
To elect Adrienne Anderson as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve her terms of service;

f.	To approve an updated Compensation Policy for the Company, attached as Annex C to the proxy statement;

g.	To approve the compensation terms of Mr. Rob Phythian, the Chief Executive Officer of the combined company;

h.	To approve the compensation terms of Mr. Chris Nicholas, the Chief Operating Officer of the combined company;

i.	To approve the adoption of the new SharpLink, Ltd. 2021 Equity Incentive Plan, attached as Annex D to the proxy statement and the reservation of 4,673,264 ordinary shares for issuance thereunder; and

j.	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction;

2.	To approve equity-based compensation to Mr. Roy Hess, our Chief Executive Officer;

3.	To approve equity-based compensation to Ms. Ofira Bar, our Chief Financial Officer; and

4.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

Our Board of Directors unanimously recommends that you vote FOR the foregoing proposals, each of which is more fully described in the accompanying proxy statement.

Shareholders of record at the close of business on Monday, June 21, 2021 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the proxy statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Wednesday, June 23, 2021.

The approval of the proposals set forth above (other than Proposal 1(b)) requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. The approval of Proposal 1(b) requires the affirmative vote of holders of at least 75% of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of Proposals 1(d)-1(g), 1(j), 2 and 3 requires a special majority as described in the proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders.  If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than June 23, 2021. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this proxy statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public on the website of the U.S. Securities and Exchange Commission, or the SEC, at http://www.sec.gov.

You can vote either by mailing in your proxy or in person by attending the Meeting.  If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our address set forth in the proxy statement by Sunday, July 11, 2021.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the abovementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

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With the unpredictability of the spread of the coronavirus disease 2019 (COVID-19), the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release or furnish a Form 6-K to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 4 HOURS PRIOR TO THE MEETING.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

June 16, 2021

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MER TELEMANAGEMENT SOLUTIONS LTD.
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders of Mer Telemanagement Solutions Ltd., which we refer to as “we,” “MTS,” or the “Company.”  The Meeting will be held at 4:30 p.m. (Israel time) on Wednesday, July 21, 2021 at the offices of Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time. With the unpredictability of the spread of the coronavirus disease 2019 (COVID-19), the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting. In the event the Company so elects, the Company will issue a press release and furnish a Form 6-K to the SEC prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual meeting.

The agenda of the Meeting is as follows:

1.	Resolutions in connection with the approval of the Transaction and related transactions:

a.
To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, attached as Annex A to this proxy statement, including the issuance of Ordinary Shares, Preferred Shares and options and warrants to purchase Ordinary Shares at the effective time of the Transaction to the securityholders of SharpLink, Inc., or SharpLink, including the issuance to SportsHub Games Network, Inc. of Ordinary Shares constituting in excess of 45% of the voting rights in the combined company pursuant to the terms of Section 328(b)(1) of the Israeli Companies Law, 1999, or the Companies Law;

b.
To approve and adopt the Company’s second amended and restated articles of association, attached as Annex B to this proxy statement, or the Revised Articles, which among other things will (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect the Reverse Split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles, and to approve corresponding amendments to the Company’s Memorandum of Association;

c.
To elect Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering as members of the Company’s board of directors for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified and to approve their terms of service;

d.
To elect Scott Pollei as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve his terms of service;

e.
To elect Adrienne Anderson as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve her terms of service;

f.	To approve an updated Compensation Policy for the Company, attached as Annex C to this proxy statement;

g.	To approve the compensation terms of Mr. Rob Phythian, the Chief Executive Officer of the combined company;

h.	To approve the compensation terms of Mr. Chris Nicholas, the Chief Operating Officer of the combined company;

i.
To approve the adoption of the new SharpLink, Ltd. 2021 Equity Incentive Plan, attached as Annex D to this proxy statement, which we refer to herein as the New Equity Plan, and the reservation of 4,673,264 Ordinary Shares for issuance thereunder; and

j.	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction.

To consummate the Transaction, Proposals 1(a) and 1(b) must be approved at the Meeting, or at any permitted adjournment thereof. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement, which also includes the approval of Proposals 1(c) – 1(j), must be satisfied or waived. All of the foregoing proposals will become effective upon consummation of the Transaction, except that the MTS Board may elect to implement the reverse split prior to consummation of the Transaction.

2.	To approve equity-based compensation to Mr. Roy Hess, our Chief Executive Officer;

3.	To approve equity-based compensation to Ms. Ofira Bar, our Chief Financial Officer; and

4.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

Our Board of Directors unanimously recommends that you vote FOR the foregoing proposals, each of which is more fully described below.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 4 HOURS PRIOR TO THE MEETING.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.03 per share, or the Ordinary Shares, as of the close of business on Monday, June 21, 2021, are entitled to notice of, and to vote in person or by proxy, at the Meeting or any adjournments or postponements thereof.  As of June 15, 2021, there are 4,734,323 outstanding Ordinary Shares. Pursuant to the terms of Article 7.2.4 of our Articles, holders of our preferred shares are also entitled to vote on all matters submitted to a vote of our Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the preferred shares would be convertible pursuant to the Beneficial Ownership Limitation, which is defined in our Articles as 9.99% of the number of our Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of preferred shares held by the applicable shareholder). For more information, see “Security Ownership of Certain Beneficial Owners” below.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, your proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by timely submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two or more shareholders holding in the aggregate more than 25% of the total voting power attached to our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation applicable to holders of our preferred shares), represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Generally, broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares but such shares are not voted with respect to a particular proposal(s) because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.   Abstentions and broker non-vote will not otherwise be counted in the voting process. Thus, abstentions and broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

For more information concerning the majority vote required in connection with each of the proposals, see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Extraordinary General Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees or by the proxy solicitor retained by the Company.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Ha’tidhar Street, P.O. Box 2112
Ra’anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of June 15, 2021, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our Ordinary Shares (on an as-converted basis, subject to the Beneficial Ownership Limitation):

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Haim Mer and Dora Mer(3)	540,641	11.35%
Harmony Base L.P.(4)	480,000	10.1%
Alpha Capital(5)	475,663	9.99%
Roger Challen(6)	462,054	9.70%
L.I.A. Pure Capital Ltd.(7)	253,236	5.32%
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(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally means having  voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 4,734,323 Ordinary Shares (excluding 1,800 Ordinary Shares held as treasury shares) and 1,591,579 preferred shares (on an as-converted basis, subject to the Beneficial Ownership Limitation), outstanding on June 15, 2021.

(3)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 247,960 Ordinary Shares and the beneficial owners of 290,742 Ordinary Shares through their controlling interest in Mer Ofekim Ltd., 1,923 Ordinary Shares through their controlling interest in Mer Services Ltd. and 16 Ordinary Shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based on a Schedule 13G/A filed with the SEC on June 2, 2021. Harmony Base L.P., an Israeli limited partnership is the sole holder of the securities. Value Base Hedge Fund Ltd., an Israeli company, is the general partner of Harmony Base L.P. and Value Base Ltd., an Israeli company, is the full and direct owner of Value Base Hedge Fund Ltd. Value Base Ltd. is controlled by Messrs. Victor Shamrich and Ido Nouberger.

(5)
Based upon a Schedule 13G/A filed with the SEC on November 21, 2019 and other information known to us, Alpha Capital holds 448,600 Ordinary Shares and 1,591,579 preferred shares, which are currently subject to the Beneficial Ownership Limitation.

(6)
Based upon a Schedule 13D/A filed with the SEC on August 24, 2017, and other information available to us, Mr. Challen is the beneficial owner of 462,054 Ordinary Shares through his controlling interest in the Info Group, Inc., a Massachusetts corporation.

(7)
Based upon a Schedule 13G filed with the SEC on January 12, 2021. Mr. Kfir Silberman is the beneficial owner of 253,236 Ordinary Shares through his controlling interest and his officer, sole director and chairman of the board position in L.I.A. Pure Capital Ltd., an Israeli company.

INTRODUCTION

As further discussed below, following the unanimous approval of the MTS Audit Committee, or the Audit Committee and MTS Board of Directors, or the MTS Board, MTS, New SL Acquisition Corp., or Merger Sub, and SharpLink entered into an Agreement and Plan of Merger dated as of April 15, 2021, which we refer to herein as the Merger Agreement.  Pursuant to the Merger Agreement, MTS will issue a majority interest in its share capital (on a post-Transaction basis) to the equity-holders of SharpLink in consideration for 100% of the equity securities of SharpLink, which will become a wholly-owned subsidiary of MTS following the merger of Merger Sub with and into SharpLink, or the Transaction. If the Transaction is completed, SharpLink’s securityholders would own in the aggregate 86% of the combined company’s share capital (on a fully-diluted basis), including the Ordinary Shares reserved under the SharpLink Ltd. 2021 Equity Incentive Plan, or the New Equity Plan, which is presented for approval at the Meeting, and MTS’s securityholders (including MTS officers that will hold securities convertible into MTS Ordinary Shares as proposed to be approved under Proposals 2 and 3 included in this proxy statement) would own the remaining 14% of the combined company’s outstanding share capital (on a fully-diluted basis). Taking into account the Beneficial Ownership Limitation applicable to the Preferred Shares as more fully described herein and in the Revised Articles, upon completion of the Transaction, the Ordinary Shares and Preferred Shares to be issued to SharpLink securityholders in the Transaction would represent approximately 82.3% of our total outstanding voting shares.

In order to complete the Transaction, MTS’s shareholders are being asked to approve the consummation of the Transaction and certain additional resolutions, including, among others, (i) the issuance of more than 45% of the outstanding voting rights in MTS to SportsHub Games Network, Inc., or SportsHub, the controlling shareholder of SharpLink, (ii) a reverse share split of MTS’s share capital, (iii) an increase of MTS’s authorized share capital, (iv) a change of MTS’s name, and (v) the purchase by MTS of a “tail” or run-off directors’ and officers’ liability insurance policy.

To consummate the Transaction, Proposals 1(a) and 1(b) must be approved at the Meeting, or at any permitted adjournment thereof. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement, which also includes the approval of Proposals 1(c) – 1(j), must be satisfied or waived. Proposals 1(a)-1(j) will become effective upon consummation of the Transaction, except that the MTS Board may elect to implement the reverse split prior to consummation of the Transaction. If approved, Proposals 2 and 3 will become effective upon the date of the Meeting.

You are cautioned not to rely on any information other than the information contained in this proxy statement. No one has been authorized to provide you with information that is different from that contained in this proxy statement. This proxy statement is dated June 16, 2021. You should not assume that the information contained in this proxy statement is accurate as of any other date. The mailing of this proxy statement to our shareholders will not create any implication to the contrary.

Except where specifically noted, the following information and all other information contained in this proxy statement does not give effect to a Reverse Split described in Proposal 1(b) included in this proxy statement and assumes a Closing Financing by Alpha Capital in the amount of $6 million as more fully described herein.

This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following section provides answers to frequently asked questions about the Transaction and other matters relating to the Meeting. This section, however, provides only summary information. Please refer to the more detailed information contained elsewhere in this proxy statement and the documents referred to or incorporated by reference in this proxy statement. MTS urges its shareholders to read this document in its entirety prior to making any decision.

What is the Transaction?

MTS, Merger Sub and SharpLink entered into the Merger Agreement on April 15, 2021. The Merger Agreement contains the terms and conditions of the proposed business combination of MTS and SharpLink. Pursuant to the Merger Agreement, Merger Sub will merge with and into SharpLink, with SharpLink surviving as a wholly-owned subsidiary of MTS. Thereafter, MTS will change its corporate name to “SharpLink, Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies.

At the effective time of the Transaction, based on information provided from SharpLink we currently anticipate that: (i) each share of SharpLink common stock outstanding immediately prior to the effective time of the Transaction will be converted into the right to receive approximately 2.7 MTS Ordinary Shares, (ii) each share of SharpLink Series A Preferred Stock outstanding immediately prior to the effective time of the Transaction will be converted into the right to receive approximately 1,230 MTS Preferred A-1 Shares, (iii) each share of SharpLink Series A-1 Preferred Stock outstanding immediately prior to the effective time of the Transaction will be converted into the right to receive approximately 2.7 MTS Preferred A-1 Shares and (iv) each share of SharpLink Series B Preferred Stock outstanding immediately prior to the effective time of the Transaction will be converted into the right to receive approximately 2.7 MTS Preferred B Shares, all subject to adjustments as may be required to account for the reverse split of the MTS share capital at a ratio of between 1-for-2 and 1-for-5, inclusive, to be determined by the MTS Board. All SharpLink options and warrants outstanding immediately prior to the effective time of the Transaction will be assumed by MTS at the effective time of the Transaction and converted into options and warrants to purchase MTS Ordinary Shares. Our estimate of the rate at which SharpLink shares will be exchanged for MTS shares is based on the current number of outstanding shares of the respective companies, the additional shares expected to be issued by each company prior to the effective time of the Transaction, including shares issued in consideration for an investment of $6 million in SharpLink in connection with the Closing Financing.

As a result, immediately following the completion of the Transaction, SharpLink’s securityholders would own in the aggregate 86% of the combined company’s share capital (on a fully-diluted basis), including the Ordinary Shares to be reserved under the New Equity Plan, which is presented for approval at the Meeting, and MTS’s securityholders (including MTS officers that will hold securities convertible into MTS Ordinary Shares as proposed under Proposals 2 and 3 included in this proxy statement) would own in the aggregate the remaining 14% of the combined company’s outstanding share capital (on a fully-diluted basis).

Although MTS is incorporated in Israel, it is intended that as a result of the Transaction it will be treated as a U.S. domestic corporation (and, therefore, subject to U.S. income tax) for U.S. federal income tax purposes pursuant to Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code. This is the case because under Section 7874(b) of the Code, a corporation organized or incorporated outside the U.S. will be treated as a U.S. domestic corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (ii) the stockholders of the acquired U.S. corporation hold at least 80% of the vote or value of the shares of the foreign acquiring corporation by reason of holding stock in the U.S. acquired corporation and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of incorporation relative to its expanded affiliated group’s worldwide activities.

MTS currently qualifies as a foreign private issuer, as defined under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.  As a foreign private issuer, MTS is permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; MTS is exempt from SEC proxy statement requirements and certain SEC tender offer requirements; MTS is permitted to sell securities outside the United States without resale restrictions under the U.S. Securities Act of 1933, as amended, or the Securities Act; U.S. holders of MTS restricted securities may resell such securities to persons outside the United States who receive such securities without resale restrictions under the Securities Act and MTS’s affiliates are exempt from Section 16 of the Exchange Act. Assuming the Transaction is completed in the third quarter of 2021, we expect that due to the change in the management, ownership and asset structure and location as a result of the transaction, the combined company will cease to qualify as a foreign private issuer under the Exchange Act.  As a result, the combined company will cease to be eligible for the foregoing exemptions and privileges effective January 1, 2023 (assuming the closing of the Transaction is during the third quarter of 2021).  In addition, officers, directors and 10% shareholders would become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the Exchange Act.  We do not expect the loss of foreign private issuer status to have a negative impact on our shareholders, but we will likely incur significantly greater expenses in order to comply with the additional disclosure and other compliance regulations under the Exchange Act.

For a more complete description of the Transaction, please see the section titled “The Merger Agreement” in this proxy statement.

What will happen to MTS if, for any reason, the Transaction does not close?

If, for any reason, the Transaction does not close, the MTS Board may elect to, among other things: (i) attempt to complete another strategic transaction similar to the Transaction described in this proxy statement; (ii) attempt to sell or otherwise dispose of the various assets of MTS, which may include sales performed through liquidation and dissolution; or (iii) continue to operate the business of MTS. If MTS decides to dissolve and liquidate its assets, MTS would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount or timing of available cash left to distribute to shareholders after paying the debts and other obligations of MTS and setting aside funds for reserves in the event of such a liquidation.

As disclosed by MTS in a Form 6-K report submitted to the SEC on May 24, 2021, following the filing of its annual report on Form 20-F for the year ended December 31, 2020, which indicated that the MTS shareholders equity as of December 31, 2020 was approximately $2.0 million, MTS received a letter from the Listing Qualifications Department of the Nasdaq Stock Market, or Nasdaq, informing MTS that it no longer complies with the minimum $2,500,000 stockholders’ equity requirement for continued listing as set forth in Nasdaq Listing Rule 5550(b)(1). MTS has until July 8, 2021, to submit to Nasdaq a written plan to regain compliance with the stockholders’ equity requirement. MTS intends to submit such a plan by the July 8, 2021 deadline. In the event the Transaction does not close, MTS will be required to submit a different plan to regain compliance and there is no assurance as to whether or not such revised plan will be approved by Nasdaq and under which conditions or, if approved, that MTS will be able to identify, negotiate, enter into an alternative agreement and consummate it in the timeline provided by Nasdaq.

In addition, the MTS independent public accounting firm included a “going concern” explanatory paragraph in its report on MTS’s financial statements for the year ended December 31, 2020, indicating that MTS has suffered recurring losses from operations and has a working capital deficiency, which raises substantial doubt about MTS’s ability to continue as a going concern. As of December 31, 2020, MTS had cash and cash equivalents of $1.5 million and a working capital of $685,000 and as of June 13, 2021, MTS had cash and cash equivalents of approximately $1.29 million. If, for any reason, the Transaction does not close, MTS will need to raise funds in order to continue its operations, which funds may not be available on terms acceptable to MTS, or at all.

In addition to the above, under certain circumstances, MTS maybe required to pay SharpLink a termination fee in the amount of $1,300,000.

Why are the two companies proposing to merge?

Both companies believe that the Transaction, if completed, will result in a combined company that will be well-positioned to realize substantial growth in SharpLink’s business and will have access to the capital markets for future financing needs. For a more complete discussion of MTS’s reasons to enter into the Transaction, please see “The Transaction - Reasons for the Transaction.”

What amount of cash resources will SharpLink have available at the closing of the Transaction?

The actual amount of SharpLink cash and cash equivalents will depend mostly on the timing of the closing of the Transaction. However, one of the conditions to the consummation of the Transaction is the investment of at least $5 million, or the Closing Financing, in SharpLink by Alpha Capital Anstalt, or Alpha Capital, which is one of MTS’s major shareholders. Alpha Capital previously invested $2 million in SharpLink in connection with the execution of the letter of intent for the Transaction.  The Merger Agreement provides that in its discretion, SharpLink may increase the size of the Closing Financing, provided that any such increase will not decrease the percentage ownership in the combined company to be held by the current MTS securityholders as of the effective time of the Transaction (i.e., 14% of the combined company’s outstanding share capital on a fully-diluted basis, taking into account the shares reserved under the New Equity Plan).  Subsequent to the execution of the Merger Agreement, we were informed that Alpha Capital and SharpLink have agreed to increase the amount of the Closing Financing to $6 million.

Why am I receiving these materials?

You are receiving the notice and proxy statement and proxy card because you have been identified as a shareholder of MTS as of the record date, and you are entitled to vote at the Meeting to approve the matters described in this proxy statement. This proxy statement contains important information about the proposed Transaction and the Meeting and you should read it carefully and in its entirety. The enclosed proxy card allows you to authorize a proxy to vote your MTS Ordinary Shares without attending the Meeting. As promptly as practicable, please complete, sign, date and mail your proxy card in the pre-addressed postage-paid envelope provided.

What am I voting on?

The following matters are included on the agenda of the Meeting:

1.	Resolutions in connection with the approval of the Transaction and related transactions:

a.
To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, attached as Annex A to this proxy statement, including the issuance of Ordinary Shares, Preferred Shares and options and warrants to purchase Ordinary Shares at the effective time of the Transaction to the securityholders of SharpLink, including the issuance to SportsHub Games Network, Inc. of Ordinary Shares constituting in excess of 45% of the voting rights in the combined company pursuant to the terms of Section 328(b)(1) of the Companies Law;

b.
To approve and adopt the Company’s Revised Articles, attached as Annex B to this proxy statement, which among other things will (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect the Reverse Split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles, and to approve corresponding amendments to the Company’s Memorandum of Association;

c.
To elect Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering as members of the Company’s board of directors for a term expiring at the Company’s 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified and to approve their terms of service;

d.
To elect Scott Pollei as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve his terms of service;

e.
To elect Adrienne Anderson as an outside director (as such term is defined in the Companies Law) for an initial three-year term commencing on the effective time of the Transaction and to approve her terms of service;

f.	To approve an updated Compensation Policy for the Company, attached as Annex C to this proxy statement;

g.	To approve the compensation terms of Mr. Rob Phythian, the Chief Executive Officer of the combined company;

h.	To approve the compensation terms of Mr. Chris Nicholas, the Chief Operating Officer of the combined company;

i.	To approve the adoption of the New Equity Plan, attached as Annex D to this proxy statement, and the reservation of 4,673,264 Ordinary Shares for issuance thereunder; and

j.	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction;

2.	To approve equity-based compensation to Mr. Roy Hess, our Chief Executive Officer;

3.	To approve equity-based compensation to Ms. Ofira Bar, our Chief Financial Officer; and

4.	To transact any other business that may be properly brought before the Meeting or any continuation, adjournment or postponement thereof.

Proposals 1(a)-1(j) will become effective upon consummation of the Transaction, except that the MTS Board may elect to implement the Reverse Split prior to consummation of the Transaction. If approved, Proposals 2 and 3 will become effective upon the date of the Meeting.

What is required to consummate the Transaction?

To consummate the Transaction, Proposals 1(a) – 1(b) must be approved at the Meeting, or at any permitted adjournment thereof, by the requisite holders of MTS Ordinary Shares on the record date for the Meeting. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, we urge you to read the section titled “The Merger Agreement — Conditions to the Completion of the Transaction” in this proxy statement.

Are there any federal or state regulatory requirements that must be complied with or federal or state regulatory approvals or clearances that must be obtained in connection with the Transaction?

Neither MTS nor SharpLink is required to make any filings or obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Transaction. In the United States, MTS must comply with applicable federal and state securities laws, as well as Nasdaq rules and regulations in connection with the issuance of the shares in connection with the Transaction. Prior to consummation of the Transaction, MTS will file an initial listing application with Nasdaq, as required by Nasdaq to effect the continued listing of MTS’s Ordinary Shares following the Transaction. In addition, in connection with the Transaction, MTS has applied for a tax ruling from the tax authorities in Israel indicating that the issuance MTS securities in connection with the Transaction will be exempt from withholding obligations.

What will happen to SharpLink’s outstanding options in the Transaction?

As a result of the Transaction, MTS will assume all outstanding unexercised SharpLink options to purchase SharpLink common stock and each such SharpLink option will be converted into an option to purchase MTS Ordinary Shares, with the number of MTS Ordinary Shares subject to such option and the exercise price being appropriately adjusted to reflect the Exchange Ratio.

Will holders of the MTS Ordinary Shares or MTS Ordinary Shares issuable upon conversion of the MTS Preferred Shares that will be issued in the Transaction be able to sell those MTS Ordinary Shares without restriction?

The MTS Ordinary Shares and MTS Preferred Shares issued in the Transaction will be issued in transactions exempt from registration under the Securities Act of 1933, as amended, or the Securities Act, in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, and may not be offered or sold by the holders of those shares absent registration or an applicable exemption from registration requirements. As a general matter, absent registration under the Securities Act, holders of such shares will not be able to transfer any of their shares until at least six months after receiving MTS Ordinary Shares, which is when the shares would first be eligible to be sold under Rule 144 promulgated under the Securities Act, assuming the other conditions thereof are also satisfied.

In connection with the Transaction, MTS has agreed to register for resale on Form F-3, or the Registration Statement: (i) the MTS Ordinary Shares to be issued to all holders of SharpLink common stock, other than SportsHub and certain of SharpLink’s officers and directors, and (ii) the MTS Ordinary Shares underlying the MTS Preferred Shares issued in the Transaction. The effectiveness of the Registration Statement is one of the conditions to closing of the Transaction. Therefore, the MTS Ordinary Shares included on the Registration Statement will be able to be sold without restriction following the consummation of the Transactions, for so long as such registration statement remains effective, and thereafter pursuant to the requirements of Rule 144 promulgated under the Securities Act.

Holders of MTS Ordinary Shares prior to the closing of the Transaction shall not be subject to trading limitations as a result of the closing of the Transaction or the issuance of shares to SharpLink securityholders, other than holders who executed a lock-up agreement in connection with the execution of the Merger Agreement. See the section titled “Ancillary Documents Related to the Transaction — Lock-Up Agreements” for more details.

In connection with the investment of Alpha Capital in SharpLink, directors, officers and certain shareholders of SharpLink have agreed to certain transfer restrictions on MTS Ordinary Shares to be issued to them in the Transaction for a period of 180 days following the effective time of the Transaction.

What is the reverse share split and why is it necessary?

In connection with “reverse” merger transactions like the Transaction in which the legal acquiror (MTS in this case) is the surviving entity in the merger but the shareholders of the target (in this case SharpLink) will hold a majority of the outstanding shares of the combined company, Nasdaq rules require the combined company to comply with the initial listing standards of the applicable Nasdaq market to continue to be listed on such market following the Transaction. The Nasdaq Capital Market’s initial listing standards require a company to have, among other things, a $4.00 per share minimum bid price. Because MTS’s current price per share is less than $4.00, a reverse share split is necessary to meet the minimum bid listing requirement.

Who will be the directors and executive officers of the combined company immediately following the completion of the Transaction?

At the closing of the Transaction, and immediately following the closing of the Transaction, the Board of the combined company and its committees and the executive management team of the combined company are expected to be composed of the individuals set forth in the table below:

Name	Age	Position	Current Position in SharpLink
Joseph Housman	39	Chairman of the Board of Directors	Chairman of the Board of Directors
Rob Phythian	56	Chief Executive Officer and Director	Chief Executive Officer and Director
Chris Nicholas	52	Chief Operating Officer and Director	Chief Operating Officer and Director
Paul Abdo(1)	51	Director	Director
Thomas Doering(1)(2)(3)	55	Director	-
Adrienne Anderson(1)(2)(3)	43	Outside Director	-
Scott Pollei(1)(2)(3)	60	Outside Director	-
Christian Peterson	44	Vice President, Finance and Interim Chief Financial Officer	Vice President, Finance and Interim Chief Financial Officer
Barry Carpe	49	Vice President, Product Strategy and Business Development	Vice President – Product Strategy and Business Development
Mike Szajah	30	Engineering Director	Engineering Director
____________________

(1)	Indicates independent director under Nasdaq rules.
(2)	Member of the Audit Committee upon completion of the Transaction.
(3)	Member of the Compensation Committee upon completion of the Transaction.

Am I entitled to appraisal rights?

Holders of MTS’s Ordinary Shares are not entitled to appraisal rights in connection with the Transaction.

Have SharpLink’s shareholders adopted the Merger Agreement and approved the Transaction?

Yes. Prior to the execution of the Merger Agreement, the Merger Agreement and the Transaction were approved by the requisite majority of the SharpLink shareholders.

What are the material U.S. federal income tax consequences of the Transaction to MTS’s shareholders?

As noted above, as a result of the Transaction it is intended that MTS will be treated as a U.S. domestic corporation for U.S. federal income tax purposes pursuant to Section 7874(b) of the Code. This “conversion” to a domestic corporation is treated as an inbound Code Section 368(a)(1)(F) reorganization (in effect a deemed change in place of incorporation to the United States for U.S. federal tax purposes) that is deemed to have occurred at the end of the day immediately preceding the first date properties are acquired as part of the Transaction. Although under these circumstances certain exchanging shareholders may be taxable and required to include in income as a deemed dividend the all earnings and profits amount with respect to the shareholder’s Ordinary Shares in MTS, such taxation is not expected in this case because MTS is not expected to have earnings and profits. However, in the event that there were to be an income inclusion for certain exchanging shareholders, it is expected that such income would be treated as a qualified dividend and taxable at preferential U.S. federal income tax rates.

The above discussion does not address the impact on MTS shareholders if MTS were to be a passive foreign investment company, or a PFIC, as defined in Section 1297 of the Code. If MTS is a PFIC, then the U.S. federal income tax consequences for U.S. taxpayers could be materially worse than what is described above. Holders of MTS Ordinary Shares are urged to work with their own legal and tax advisors to determine the tax consequences of the Transaction to them based on such holder’s own particular circumstances.

For more information concerning the tax implications of the Reverse Split, see “The Proposals – Proposal 1(b) – Reverse Split – Certain Tax Consequences.”

Do persons involved in the Transaction have interests that may conflict with mine as an MTS shareholder?

Yes. When considering the recommendation of the MTS Board, you should be aware that certain members of the MTS Board and executive officers of MTS have interests in the Transaction that may be different from, or in addition to, interests you may have as an MTS shareholder. The MTS Board was aware of the following interests and considered them, among other matters, in its decision to approve the Merger Agreement:

•
Continued Service with Combined Company. One or more of the current executive officers of MTS may continue to be employed by the combined company in other positions. In the event their employment is terminated, some of our executive officers and other employees may be eligible to collect severance payments.

•
In addition, both Mr. Hess and Ms. Bar will be eligible to receive equity compensation that will accelerate upon consummation of the Transaction, to the extent approved by our shareholders at the Meeting under Proposals 2 and 3 included on the agenda of the Meeting. The equity compensation is not expected to impact the cash position of MTS, however the equity compensation will be included in the calculations of the Exchange Ratio in order to determine the number of MTS Ordinary Shares and MTS Preferred Shares to be issued to SharpLink’s security holders in connection with the Transaction.

•	The Merger Agreement includes undertakings in connection with indemnification and liability insurance of MTS’s directors and officers subsequent to the consummation of the Transaction.

In addition, as noted above, Alpha Capital, one of MTS’s major shareholders, invested $2 million in SharpLink in connection with the execution of the letter of intent for the Transaction and has agreed to invest an additional $6 million in SharpLink immediately prior to consummation of the Transaction in order to provide financing to the combined company and to facilitate the listing of the combined company’s Ordinary Shares on Nasdaq. Alpha Capital will receive shares of Series B Preferred Stock of SharpLink in consideration for the Closing Financing and these shares will convert into the right to receive MTS Preferred B Shares upon consummation of the Transaction. Therefore, Alpha Capital’s interests in the Transaction may be different than yours. The MTS Board was aware of these interests when it discussed and deliberated the execution of the letter of intent, throughout the negotiation process of the Transaction and when it unanimously approved the execution of the Merger Agreement and the Transaction and resolved to recommend that the MTS shareholders approve them.

In its deliberations and discussions concerning the Transaction, the MTS Board determined that Alpha Capital was not and should not be deemed to be a “controlling shareholder” of MTS, as such term is defined in Section 268 of the Companies Law, which means that Alpha Capital does not have the ability to direct the Company’s activities, due to, among other considerations, the Beneficial Ownership Limitation imposed pursuant to the Articles on the MTS Preferred Shares held by Alpha Capital, pursuant to which Alpha Capital may not vote more than 9.99% of the outstanding voting rights in any general meeting of the Company’s shareholders, which can only be revised with a 61-day prior written notice to MTS, the fact that none of the MTS Board members is affiliated with Alpha Capital, Alpha Capital’s intent to act as a “passive” investor as evidenced by the reporting of its holdings on a Schedule 13G pursuant to Rule 13d-1(c), the limitation on Alpha Capital changing the Beneficial Ownership Limitation to more than 24.99% of the voting rights of MTS based on the requirements of Section 328 of the Companies Law, which prohibits the acquisition of 25% or more of the voting rights of Israeli public companies, such as MTS, without a tender offer or obtaining specific shareholders’ approval, and the ownership interest of other major shareholders, including Mr. Haim Mer, our Chairman of the Board, who beneficially holds 11.35% of the voting rights and Mr. Roger Challen, who beneficially holds 9.7% of the voting rights.

Why is MTS seeking shareholder approval in connection with the Transaction?

In order to be able to complete the Transaction, the Merger Agreement provides that MTS needs to perform certain actions that require shareholders’ approval under Israeli law and under the Nasdaq regulation, including to complete a reverse split of its share capital, increase its authorized share capital, amend its Articles, change its name and purchase a “run-off” directors’ and officers’ liability insurance policy. In addition, based on the Companies Law the issuance of more than 45% of the voting rights in a public company such as MTS to one shareholder or a group of shareholders without a tender offer process requires the approval of such company’s shareholders. As following completion of the Transaction SportsHub will own more than 45% of the voting rights in MTS, the approval of MTS’s shareholders for the issuance of shares to SportsHub is required as well.

How many votes are needed to approve each proposal?

The following table summarizes the minimum vote needed to approve each proposal:

Proposal Number	Proposal Description	Vote Required for Approval
1(a)
To approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, including the issuance of Ordinary Shares, Preferred Shares and options and warrants to purchase Ordinary Shares at the effective time of the Transaction to the securityholders of SharpLink, including the issuance to SportsHub of Ordinary Shares constituting in excess of 45% of the voting rights in the combined company pursuant to the terms of Section 328(b)(1) of the Companies Law

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter
1(b)	To approve the adoption of the Revised Articles and corresponding amendments to the Memorandum of Association	The affirmative vote of the holders of 75% of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter
1(c)	To elect Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering as members of the Company’s board of directors and to approve their terms of service	The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter
1(d)	To elect Scott Pollei as an outside director and approve his terms of service
The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares voted against the election of the outside director by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

1(e)	To elect Adrienne Anderson as an outside director and approve her terms of service
The affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares voted against the election of the outside director by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

Proposal Number	Proposal Description	Vote Required for Approval
1(f)	To approve an updated Compensation Policy for the Company
The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

1(g)	To approve the compensation terms of Mr. Rob Phythian, the CEO of the combined company
The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

1(h)	To approve the compensation terms of Mr. Chris Nicholas, the COO of the combined company	The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter
1(i)	To approve the adoption of the New Equity Plan, and the reservation of 4,673,264 Ordinary Shares for issuance thereunder	The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter
1(j)	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Transaction
The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

Proposal Number	Proposal Description	Vote Required for Approval
2	To approve equity-based compensation to Mr. Roy Hess, our Chief Executive Officer
The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

3	To approve equity-based compensation to Ms. Ofira Bar, our Chief Financial Officer
The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter, provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company

_________________

(1)
The term “controlling shareholder” means any shareholder that has the ability to direct a company’s activities, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time.

(2)
Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

As an MTS shareholder, how does the MTS Board recommend that I vote?

After careful consideration, the MTS Board unanimously recommends that MTS shareholders vote “FOR” all proposals included on the agenda of the Meeting.

What risks should I consider in deciding whether to vote in favor of the matters set forth above?

You should carefully review the section of this proxy statement titled “Risk Factors,” which sets forth certain risks and uncertainties related to the Transaction, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which SharpLink, as an independent company, is subject.

When do you expect the Transaction to be consummated?

We anticipate that the Transaction will be consummated as promptly as practicable after the Meeting and following satisfaction or waiver of all closing conditions, but we cannot predict the exact timing. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement  — Conditions to the Completion of the Transaction.”

Who can I contact with questions on how to vote?

MTS retained Okapi Partners to assist in its solicitation of proxies for the Meeting. Shareholders with questions on how to vote can contact Okapi Partners as follows:

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 279-2311
E-mail:info@okapipartners.com

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Transaction and you should read and consider the risk factors described under Part 1, Item 3, “Key Information – Risk Factors” of MTS’s Annual Report on Form 20-F for the year ended December 31, 2020, which is on file with the SEC and incorporated herein by reference.

Risks Related to the Transaction

The issuance of MTS’s Ordinary Shares to SharpLink shareholders in connection with the Transaction will substantially dilute the relative voting power of current MTS shareholders, and as a result the MTS shareholders will exercise substantially less influence over the management of the combined company following the completion of the Transaction.

Pursuant to the terms of the Merger Agreement, it is anticipated that MTS will issue Ordinary Shares and Preferred Shares of MTS to the Shareholders of SharpLink. Following the closing of the Transaction, MTS’s current shareholders will own approximately 14% of the combined company’s outstanding share capital, on a fully-diluted and as-converted basis, and existing SharpLink shareholders will own approximately 86% of the combined company’s share capital on a fully-diluted and as-converted basis, taking into account the Ordinary Shares reserved under the New Equity Plan.

Accordingly, the issuance of MTS’s Ordinary Shares to SharpLink’s shareholders in connection with the Transaction will significantly reduce the relative voting power of each Ordinary Share held by current MTS shareholders, and the existing MTS shareholders will hold a minority stake in the combined company. In addition, all members of the board of directors of the combined company (including the outside directors) will are expected to be replaced in connection with the Transaction. Consequently, MTS’s shareholders will exercise substantially less influence over the management and policies of the combined company than they currently exercise over the management and policies of MTS.

MTS shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the full strategic and financial benefits anticipated from the Transaction, MTS shareholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Transaction.

SharpLink is not a publicly traded company, making it difficult to determine the fair market value of SharpLink and the fairness of the Transaction.

The outstanding capital stock of SharpLink is privately held and is not traded on any public market, which makes it difficult to determine the fair market value of SharpLink and its securities. Since the number of shares of MTS Ordinary Shares and Preferred Shares to be issued to SharpLink’s shareholders was determined based on negotiations between the parties, it is possible that the value of the MTS Ordinary Shares and Preferred Shares to be issued in connection with the Transaction will be greater than the fair market value of SharpLink’s common and preferred stock.

The conditions under the Merger Agreement to SharpLink’s consummation of the Transaction may not be satisfied at all or in the anticipated timeframe.

The obligation of MTS to complete the Transaction is subject to certain conditions, including the condition that MTS has at least $900,000 (subject to certain adjustments) in Cash at Closing, the approval by MTS’s shareholders of certain matters as set forth above, the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain materiality qualifications, compliance by the parties with their respective covenants under the Merger Agreement, no law or order preventing the Transaction and other customary closing conditions. These conditions are described in more detail under “The Merger Agreement – Conditions to the Completion of the Transaction.” MTS cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Transaction may not occur or will be delayed, and MTS and SharpLink each may lose some or all of the intended benefits of the Transaction.

The pendency of the Transaction or failure to consummate the Transaction could have an adverse effect on MTS’s financial results, future business and operations, as well as the market price of MTS’s Ordinary Shares.

The pendency of the Transaction, or the failure to consummate the Transaction, could disrupt MTS’s business. Among other things, the attention of MTS’s management may be directed toward the completion of the Transaction and related matters and may be diverted from other opportunities that might otherwise be beneficial to MTS. Should they occur, any of these matters could adversely affect MTS’s financial condition, results of operations or business prospects.

The completion of the Transaction is subject to a number of closing conditions, including the approval by MTS’s shareholder, approval by Nasdaq of MTS’s initial listing application of the MTS Ordinary Shares, the requirement that MTS have a minimum of $900,000 in Cash at Closing (as such term is defined in the Merger Agreement), the investment of at least $5 million in SharpLink immediately prior to the consummation of the Transaction and other customary closing conditions. There can be no assurance that the conditions to the completion of the Transaction will be satisfied. If the Transaction is not completed, MTS will be subject to several risks, and its share price could be adversely affected, as follows:

•
MTS’s Ordinary Shares may be delisted from the Nasdaq Capital Market for failure to comply with continued listing requirements, as the consummation of the Transaction was included in MTS’s plan to regain compliance with Nasdaq’s continued listing requirements;

•	MTS may not have sufficient cash reserves to continue its business as a going concern;

•
most of the fees and expenses in connection with the Transaction, such as legal, accounting and other payments to advisors, must be paid even if the Transaction is not completed. In addition, under certain circumstances MTS may be subject to payment of a termination fee in the amount of $1,300,000;

•	it may be very difficult to retain MTS’s directors, senior management and other employees long enough to pursue other alternatives;

•	the MTS Board would need to reevaluate MTS’s strategic alternatives, many of which may be less favorable to shareholders, such as liquidation of the Company;

•	MTS would not realize any of the anticipated benefits of having completed the Transaction;

•	the price of MTS’s Ordinary Shares will likely decline and may remain volatile;

•	MTS could be subject to litigation related to any failure to consummate the Transaction or any related action that could be brought to enforce MTS’s obligations under the Merger Agreement; and

•	MTS’s collaborators and other business partners and investors in general may view the failure to consummate the Transaction as a poor reflection on its business or prospects.

In addition, if the Merger Agreement is terminated and the Board determines to seek another business combination, there can be no assurance that it will be able to find a transaction that is superior or equal in value to the Transaction.

MTS has incurred and expects to continue to incur substantial transaction-related costs in connection with the Transaction.

MTS has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Merger Agreement, completing the Transaction and combining the two companies, which cannot be accurately estimated at this time. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the combined company’s business, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results.

Even if the Transaction is consummated, the combined company may fail to realize the anticipated benefits of the Transaction.

The success of the Transaction will depend on the combined company’s ability to achieve its business objectives and raise the necessary capital to fund its operations. If the combined company is not able to achieve these objectives, the anticipated benefits of the Transaction may not be realized fully, may take longer to realize than expected, or may not be realized at all.

The post-closing ownership percentage of MTS’s shareholders will not be adjusted in the event of any change in MTS’s share price or the value of SharpLink’s stock.

The post-closing ownership percentage of MTS’s shareholders provided in the Merger Agreement and described under “The Transaction – Consideration” will not be adjusted for changes in the market price or value of either MTS’s Ordinary Shares or SharpLink’s stock. The price of MTS Ordinary Shares at the closing of the Transaction may vary from the price on the date the Merger Agreement was executed and the date of the Meeting. As a result, the market value of the merger consideration will also vary. For example, if before completion of the Transaction the market price of MTS’s Ordinary Shares increases from the market price on the date of the Merger Agreement, then SharpLink’s securityholders will receive consideration in connection with the Transaction that is considerably more valuable than the consideration the parties had negotiated at the time they entered into the Merger Agreement.

Share price changes may result from a variety of factors (many of which are beyond our or SharpLink’s control), including the following:

•	changes in MTS’s and SharpLink’s respective businesses, operations and prospects, or market assessments;

•	market assessments regarding the likelihood that the Transaction will be completed; and

•	general market and economic conditions and other factors generally affecting the price of MTS’s Ordinary Shares or the value of SharpLink’s stock.

Alpha Capital, one of MTS’s shareholders, has interests in the Transaction that are different from yours and that may influence it to support or approve the Transaction without regard to your interests.

Alpha Capital, which is a major shareholder of MTS, has interests in the Transaction that are different than yours. Alpha Capital became a shareholder of SharpLink following the execution by MTS of the letter of intent in connection with the Transaction and has agreed to invest at least an additional $6 million in SharpLink immediately prior to consummation of the Transaction, in exchange for SharpLink Series B Preferred Stock, which will be converted into the right to receive MTS Preferred B Shares upon consummation of the Transaction. In addition, in consideration for its commitment to invest the funds in SharpLink, Alpha Capital is entitled to receive a commitment fee from SharpLink in SharpLink stock, which is expected to be converted into MTS Preferred A-1 Shares constituting, on a fully-diluted and as-converted basis, 3% of the combined company (such shares are included in the 86% aggregate SharpLink ownership percentage and do not dilute the 14% of the combined company (on a fully-diluted, as-converted basis) to be held by MTS securityholders upon consummation of the Transaction).  Therefore, when considering the approval of the Transaction and the other proposals related thereto, Alpha Capital may be influenced by its interests as a shareholder of SharpLink and such interests may not necessarily be aligned with, or may be contrary to, your interests as a shareholder of MTS.

The Preferred B Shares that will be issued by MTS as consideration in the Transaction expose you to further dilution of your holdings in MTS and provide preferential rights to their holders in the event of liquidation and in connection with certain actions MTS may wish to take in the future.

As part of the consideration to be issued by MTS in connection with the Transaction, Alpha Capital, which will be issued SharpLink Series B Preferred Stock in consideration for its Closing Financing, will receive a newly created series of Preferred B Shares of MTS in consideration for its SharpLink Series B Preferred Stock.  The MTS Preferred B Shares are entitled to several preferential rights, including: (i) a right to receive a dividend during the two-year period following the Closing, at a rate of 8% per year, which will be paid on a quarterly basis in cash, or at the Company’s option, by issuance of MTS Preferred A-1 Shares, (ii) a liquidation preference in the amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon, before any distribution to the other securityholders of the Company, (iii) a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares, subject to certain exceptions and to a minimum price equal to the higher of: (A) $0.10 and (B) 20% of the closing price on the trading day immediately prior to the consummation of the Transaction, and (iv) the requirement that holders of at least 50.1% of the Preferred B Shares will consent in writing to certain actions by MTS or its subsidiaries, including repurchasing of MTS Ordinary Shares or certain other securities, payment of cash dividends or distributions to securities junior to the Preferred B Shares unless MTS has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends, all for as long as 1,545,895 Preferred B Shares remain outstanding or unless the holders of at least 50.1% of the Preferred B Shares consent. To the extent the combined company elects to pay the 8% dividend in Preferred A-1 Shares, the payment of such dividend will dilute your holdings in the combined company, without additional investment by the holder of the Preferred B Shares and your holdings may be further diluted in the event the anti-dilution mechanism is triggered. For more information concerning the capital structure of the combined company see “The Merger Agreement – Consideration and Exchange Ratio” and “Principal Shareholders of Combined Company – Principal Shareholders of the Combined Company Immediately Following the Consummation of the Transaction.” To the extent the combined company elects to pay the dividend in cash, the holders of other securities of the combined company (other than the holders of the Preferred B Shares) will not be entitled to participate in such distribution. In addition, in the event of liquidation, winding-up or dissolution, you may not be entitled to receive any distributions from the combined company, or the distributions may be reduced, due to the liquidation preference provided to the holders of the Preferred B Shares. All of these rights may adversely affect the value of your MTS Ordinary Shares.

After the Transaction is consummated, the combined company will continue to be subject to Israeli income tax unless additional actions are taken.

MTS is incorporated in Israel, and the post-Transaction combined company will continue to be incorporated in Israel, while all of its offices, management, most of its business partners and assets and all of its board members are expected to be located in the United States. So long as the parent entity is an Israeli company with no Israeli operations, the combined company will be subject to Israeli income tax and an acquisition of the combined company may result in adverse tax consequences for potential acquirers (other than potential Israeli acquirers), which may reduce the value of the shares of the combined company.

After the Transaction is consummated, the combined company may reincorporate in the U.S. and such reincorporation may result in taxes imposed on the combined company and its shareholders.

As noted above, MTS is incorporated in Israel, and the post-Transaction combined company will continue to be incorporated in Israel, while all of its offices, management, most of it business partners and assets and all of its board members are expected to be located in the United States. Accordingly, the combined company may seek to reincorporate in one of the states in the United States, while maintaining its Nasdaq listing. The reincorporation of the combined company will be subject to all corporate approvals, which may include an approval of the shareholders of the combined company, and, such reincorporation may result in income recognition by, and tax liability for, the combined company and in certain of the combined company shareholders recognizing taxable income in the jurisdiction in which such shareholders (or combined company) are tax residents or, in certain cases, in which their members or partners are resident. If a reincorporation of the company is undertaken, the combined company does not intend to make any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of the combined company after the reincorporation.

The financial results of the combined company and the value of shareholders’ investment may be impacted by the U.S. income tax imposed on MTS’s worldwide income.

Because MTS is expected to be treated as a U.S. domestic corporation as a result of the Transaction, it will be taxable by the United States on its worldwide income, which may adversely impact the financial results of the combined company and the value of shareholders’ investment after the Transaction.

The value of shareholders’ investment may be impacted if any of MTS’s non-U.S. subsidiaries are subject to U.S. controlled foreign corporation rules.

As a result of the Transaction and MTS’s treatment as a domestic corporation, all non-U.S. corporations in which MTS has direct or indirect interests exceeding 50%, by vote or by value, will be controlled foreign corporations, or CFCs, and subject to U.S. CFC rules, which generally provide that certain types of income of CFCs, though undistributed, must be included in MTS’s gross income in the year the income is earned by the CFC.  If the CFC rules were to apply, this could impact the value of shareholders’ investment after the Transaction.

The MTS officers and directors have interests in the Transaction that are different from yours and that may influence them to support or approve the Transaction without regard to your interests.

The officers of MTS participate in arrangements that provide them with interests in the Transaction that are different from yours, including, among others, the continued service as an officer or employee of the combined company and, to the extent approved by the MTS shareholders at the Meeting, equity compensation that will be granted to our CEO and CFO and that accelerates upon consummation of the Transaction. In addition, the purchase a run-off insurance policy for MTS’s officers and directors in effect for seven years from the closing of the Transaction is one of the conditions to closing. These interests, among others, may influence the officers and directors of MTS to support or approve the Transaction. For more information concerning the interests of MTS officers and directors, see the section titled “Interests of Certain Persons in the Transaction.”

The Transaction may be completed even though material adverse changes may result from the announcement of the Transaction, industry-wide changes and other causes.

In general, either party can refuse to complete the Transaction if there is a material adverse change affecting the other party following April 15, 2021, the date of the Merger Agreement. However, some types of changes do not permit either party to refuse to complete the Transaction, even if such changes would have a material adverse effect on MTS or SharpLink, to the extent they resulted from the following (unless, in some cases, they have a disproportionate effect on MTS or SharpLink, as the case may be):

•
changes or conditions generally affecting the industries or markets in which MTS or SharpLink operate, and changes in the industries in which MTS or SharpLink operates regardless of geographic region (including legal and regulatory changes), other than such changes that materially adversely affect SharpLink’s business as now conducted and as proposed to be conducted by imposing licensing or permitting requirements or prohibiting or making illegal certain actions currently conducted or proposed to be conducted by SharpLink;

•	acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets;

•	any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or GAAP (or interpretations of any applicable law or GAAP);

•	changes resulting from the announcement of the Merger Agreement or the pendency of the Transaction;

•	changes resulting from the taking of any action required to be taken by the Merger Agreement; or

•	pandemics (including the COVID-19 pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event.

If adverse changes occur but MTS and SharpLink must still complete the Transaction, the combined company’s market price may suffer.

The market price of the combined company’s shares may decline as a result of the Transaction.

The market price of the combined company’s shares may decline as a result of the Transaction for a number of reasons, including if:

•	the combined company does not achieve the perceived benefits of the Transaction as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the Transaction on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	investors react negatively to the effect on the combined company’s business and prospects from the Transaction.

During the pendency of the Transaction, MTS will be subject to contractual limitations set forth in the Merger Agreement, including contractual limitations that restrict its ability to enter into business combination transactions with another party.

Covenants in the Merger Agreement impede the ability of MTS to make acquisitions or complete other transactions or perform certain actions that are not in the ordinary course of business pending completion of the Transaction. As a result, if the Transaction is not completed, MTS may be at a disadvantage to its competitors. In addition, while the Merger Agreement is in effect and subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to the entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of such party’s securities, a tender offer for such party’s securities, a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to such party’s shareholders.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover or business combination proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit MTS from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover or business combination proposals, except in limited circumstances when the MTS Board determines in good faith that an unsolicited alternative proposal constitutes, or would reasonably be expected to result in, a transaction that is more favorable, from a financial point of view, to the MTS shareholders and is reasonably capable of being consummated within the six-month period following the date of the Merger Agreement, subject to certain exceptions, and that the failure to enter into discussions with, and provide information to, the person making such proposal would constitute a breach of the fiduciary duties of the MTS Board. In addition, if MTS or SharpLink terminate the Merger Agreement under certain circumstances, including terminating by us because of our decision to enter into definitive agreement with respect to a superior offer, we would be required to pay a termination fee of $1,300,000 to SharpLink within ten business days of termination. As MTS’s current cash resources are not sufficient for payment of this termination fee, any alternative proposal will be required to be accompanied with an immediate financing to MTS. This termination fee and requirement for financing may discourage third parties from submitting alternative takeover or business combination proposals to MTS.

SharpLink’s shareholders, including SportsHub Gaming Network, Inc., SharpLink’s majority shareholder, will own a significant percentage of MTS’s Ordinary Shares following the Transaction and will be able to exert significant control over matters submitted to the shareholders for approval.

Under the terms of the Merger Agreement, on a pro-forma basis and after closing of the Transaction, SharpLink’s securityholders would own in the aggregate 86% of the combined company’s share capital (on a fully-diluted and as-converted basis), including the Ordinary Shares reserved under the New Equity Plan. In addition, immediately following the closing of the Transaction SportsHub is expected to hold 38.1% of the combined company’s outstanding Ordinary Shares on a fully-diluted and as-converted basis (including MTS Ordinary Shares reserved under the New Equity Plan) and 58.2% of the voting rights of the combined company. This is further described below in the section titled “The Merger Agreement – Consideration and Exchange Ratio.” This significant concentration of share ownership may adversely affect the trading price for MTS Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. SportsHub could significantly influence all matters requiring approval by the shareholders following the Transaction, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with the interests of other shareholders.

Following consummation of the Transaction MTS may become involved in securities litigation or shareholder derivative litigation in connection with the Transaction, and this could divert the attention of MTS’s and the combined company’s management and harm the combined company’s business, and insurance coverage may not be sufficient to cover all related costs and damages.

Securities litigation or shareholder derivative litigation frequently follows the announcement of certain significant business transactions, such as the sale of a business division or announcement of a business combination transaction. MTS may become involved in this type of litigation in connection with the Transaction, and the combined company may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect the business of MTS, SharpLink and the combined company.

The Internal Revenue Service may not agree with the conclusion that, following the Transaction, MTS is not subject to certain adverse consequences for U.S. federal income tax purposes.

As described above (see “Questions and Answers About the Transaction - What is the Transaction?”), based on the rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, after the Transaction, SharpLink’s current equity-holders are expected to own more than 80% of the combined company for purposes of applying Section 7874 of the Code. However, if the percentage ownership for purposes of applying Section 7874 of the Code were determined to be less than 80% but at least 60%, and certain other circumstances exist, Section 7874 of the Code would cause the combined company to be treated as a “surrogate foreign corporation,” which could result in a number of adverse U.S. tax consequences. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain MTS share compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of MTS) at a rate currently equal to 15%.

If the Transaction is not completed, MTS may elect to liquidate its remaining assets, and there can be no assurance as to the amount of cash available to distribute to MTS’s shareholders after paying MTS’s debts and other obligations.

If the Transaction is not completed, the Board of MTS may elect to take the steps necessary to liquidate all of its remaining assets. The process of liquidation may be lengthy and MTS cannot make any assurance regarding the timing of completing such a process. In addition, MTS would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurance as to the amount of available cash, if any, that might be available to distribute to shareholders after paying the debts and other obligations and setting aside funds for reserves, nor as to the timing of any such distribution.

Risks Related to SharpLink’s Business

COVID-19 has adversely affected SharpLink’s business, financial condition, results of operations and prospects, including as a result of the reduction in the quantity of global sporting events, closures or restrictions on business operations of its clients and a decrease in consumer spending, and it may continue to experience such effects in the future.

The worldwide outbreak of COVID-19 in early 2020 has negatively affected economic conditions regionally as well as globally and has caused a reduction in consumer spending. Efforts to contain the effect of the virus have included business closures, travel restrictions and restrictions on public gatherings and events. Many businesses eliminated non-essential travel and canceled in-person events to reduce instances of employees and others being exposed to public gatherings. Governments around the world, including governments in Europe and state and local governments in the U.S., have restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date, governmental authorities have imposed or have recommended various measures, including social distancing, quarantine, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings. The suspension, postponement and cancellation of sporting events affected by COVID-19 has had an adverse impact on the progression of SharpLink’s overall business plan and its revenue and the revenue of its clients.

Although many sports seasons and sporting events have recommenced in recent months, the fluidity of this situation, potential for virus variants and potential setbacks associated therewith precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to SharpLink, its performance, and its financial results. The revenue of SharpLink’s clients, and its own revenue continue to depend on sports events taking place and consumer participation and spending on entertainment and leisure activities, and any further setbacks with respect to COVID-19 could have a material adverse effect on SharpLink’s business, financial condition, results of operations and prospects.

SharpLink sports betting conversion platform is still in the early-stage of development and commercialization. Failure to successfully develop, test and commercially expand such service offering could have a material adverse effect on SharpLink’s business, financial condition, results of operations and prospects.

SharpLink’s Affiliate Marketing Services and its sports betting conversion platform is critical to the overall business strategy and ability of SharpLink to achieve and maintain profitability. While its sports betting conversion platform has been launched, it is still in the early-stages of development, has had only limited functionality testing and development, and is commercialized with only one sportsbook and with bets that have been generally limited to American football and NASCAR auto racing. Successful development and testing depends on a number of circumstances, many of which are not in SharpLink’s control, including without limitation, the ability to attract and retain developers, the interest of third-parties in pilot testing or early-adoption and the response to any unexpected errors or issues.

In addition, even if development and testing of the platform is generally successful, there can be no assurance that SharpLink will be able to sell such service to prospective clients on commercially reasonable terms, if at all. If SharpLink is unable to successfully develop and test the platform to work seamlessly with other sportsbooks and media organizations on a wide variety of sports and bet types, or if SharpLink’s sports betting conversion platform fails to attract clients on commercially reasonable terms and/or meet client expectations, SharpLink may not experience any meaningful commercial success with respect to its betting conversion platform, which would materially and adversely affect SharpLink’s business, financial condition, results of operations and prospects.

SharpLink relies on relationships with sports leagues, sports media organizations and sportsbooks and loss of existing relationships or failure to renew or expand existing relationships may cause loss of competitive advantage or require it to modify, limit or discontinue certain offerings, which could materially and adversely affect its business, financial condition, results of operations and prospects.

SharpLink relies on relationships with sports leagues, sports media organizations and sports betting bookmakers and the future success of its business may depend, in part, on its ability to obtain, retain and expand such relationships. SharpLink’s arrangements with sports leagues, sports media organizations and sportsbooks may not continue to be available to it on commercially reasonable terms or at all. In addition, the industries it operates in are highly competitive. It is common for multiple competitors to provide services to clients simultaneously and SharpLink expects this to continue. In the event that SharpLink loses existing arrangements or cannot renew and expand existing arrangements, it may be required to discontinue or limit its offerings or services, which could materially and adversely affect its financial condition and business operation.

SharpLink operates in a competitive market and it may lose clients and relationships to both existing and future competitors.

The markets for sports data related solutions and marketing services are competitive and rapidly changing. The sports betting and sports media industries are particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause consumer bases and consumer spending to decrease and service providers to compete for fewer consumer resources. SharpLink’s existing and future competitors have, or may in the future have or obtain, greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than SharpLink has. SharpLink’s competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports leagues, sports media organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. If SharpLink’s competitors develop technology before it does, its business and profitability could be materially and adversely affected. If SharpLink is unable to maintain or develop relationships with sports leagues, sports media organizations and sportsbooks, its revenues will fail to grow or may even decline, in each case having a material adverse effect on its business, financial condition, results of operations and prospects.

SharpLink’s revenue prospects may be materially and adversely affected if SharpLink is unable to acquire companies with complimentary technology or that operate in the same or complementary industries, and any such acquisition efforts may divert management’s attention from other critical activities.

SharpLink may seek to grow revenue in part through acquisition of companies with similar or complementary technology or that operate in similar or complementary industries. The market for acquisitions is highly competitive and subject to a number of factors, including without limitation, general economic conditions and tax or other regulatory changes. Furthermore, acquisitions require a significant amount of management time and resources both in terms of execution and integration of any acquisition target.  In addition, SharpLink’s competitors have been and may continue to also pursue acquisitions and have or may have better capital resources than SharpLink, stronger name recognition in the acquisition market and a longer history of successful transactions.  SharpLink’s revenue prospects may be materially and adversely affected if SharpLink is unable to make successful acquisitions. Further, pursuing such activities may divert attention from other critical activities of SharpLink’s business plan, such as development, testing and commercialization of products and services.

SharpLink’s business may be materially and adversely affected if it is unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements, or if it does not invest in product development and provide services that are attractive to its clients.

SharpLink’s future business and financial success will depend on its ability to continue to anticipate the needs of its clients or potential clients in order to successfully introduce new and upgraded products and services and to successfully implement its current and future geographic and product expansion plans. To be successful, SharpLink must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing its technology, services and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on SharpLink’s product development team, management and researchers. These processes are costly and time intensive, and SharpLink’s efforts to develop, integrate and enhance its products and services may not be successful. In addition, successfully scaling up and launching and selling a new or upgraded product or service puts additional strain on SharpLink’s sales and marketing resources. Investing resources towards increasing the depth of its coverage within existing markets imposes additional burdens on its personnel and capital resources. If SharpLink is unable to manage its expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of its current or future products and services, SharpLink may not be able to offset the expenses associated with the launch and marketing of the new or upgraded service, which could have a material adverse effect on its financial results.

If SharpLink is unable to develop new or upgraded products and services or decides to combine, shift focus from, or phase out a product or service, then its clients may choose a competitive product or service over it and its revenues may decline and its ability to achieve or maintain profitability may be reduced. If SharpLink incurs significant costs in developing new or upgraded services or combining and coordinating existing services, if SharpLink is not successful in marketing and selling these new services or upgrades, or if SharpLink’s clients fail to accept these new or combined and coordinating services, then there could be a material adverse effect on its results of operations and it may never achieve profitability. If SharpLink eliminates or phases out a service and is not able to offer and successfully market and sell an alternative service, its revenue may decrease, which could have a material adverse effect on its results of operations.

The loss or significant reduction in business from one or more of SharpLink’s large clients could materially and adversely affect its business, financial condition and results of operations.

A material portion of SharpLink’s revenues is concentrated in some of its largest clients, and it does not have long term contracts that require these clients to continue to use its services. SharpLink’s revenue growth depends on its ability to obtain new clients and achieve and sustain a high level of renewal rates with respect to its existing clients. Failure to achieve one or more of these objectives could have a material adverse effect on SharpLink’s business, financial condition and operating results.

SharpLink’s operations are subject to seasonal fluctuations that may impact results of operations and cash flow.

Although the sporting calendar is year-round, there is seasonality in sporting events that may impact SharpLink’s operations and operations of sports leagues, sports media organizations and sports betting bookmakers. Certain sports only hold events during portions of the calendar year, such as the NFL, which plays games in the fall and winter months. Sports off-seasons cause decreases in SharpLink’s revenues and revenues of its clients, and factors such as playoffs, championships or similar events are unknown and may not yield consistent sources of revenue for SharpLink and its clients. Further, SharpLink’s revenues and revenues of its clients may also be affected by the scheduling of major sporting events that do not occur annually, such as the Olympics or World Cup, or the cancellation or postponement of sporting events and races, such as the postponements as a result of the COVID-19 pandemic. Such fluctuations and uncertainties may have a material adverse effect on SharpLink’s financial condition or results of operation.

SharpLink’s business and operating results and the business and operating results of its clients and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, and the health of the sports, entertainment and sports betting industries.

SharpLink’s business and operating results and the business and operating results of its clients and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, and may have a material adverse effect on SharpLink’s business and financial condition and the business and financial condition of its clients and vendors. There appears to be an increasing risk of a recession due to international trade and monetary policy, COVID-19 and other changes. If the U.S. or international economies experience another recession or any of the relevant regional or local economies suffer a continued downturn, SharpLink may experience a material adverse effect on its business, financial condition, results of operations and prospects.

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on SharpLink’s business, financial condition, results of operations and prospects.

SharpLink’s recruitment and retention of qualified personnel and key employees, including members of its senior management team, are vital to growing its business and meeting its business plans. The loss of any of its key executives or other key employees could harm its business.

SharpLink depends on a limited number of key employees to manage and operate its business. SharpLink believes a significant portion of its success is owed to its co-founders, Rob Phythian and Chris Nicholas, and their longstanding relationships with sports leagues, sports media companies, and fantasy sports companies. The leadership of Mr. Phythian, Mr. Nicholas, and its current executive officers has been critical and the departure of Mr. Phythian, Mr. Nicholas, or any one of its other executive officers, or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on SharpLink’s business. SharpLink may not be able to attract or retain such highly qualified personnel in the future, and it does not expect that it would be able to replace their longstanding industry relationships. In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports betting and online gaming industries could result in significant disruptions to SharpLink’s business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to its business. The sports betting and online gaming industries require specific knowledge that is not easily transferable from other industries and finding suitable replacements for specialized roles can be challenging in a limited talent pool. If SharpLink does not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, it may be unable to grow effectively and its business, financial condition, results of operations and prospects could be materially and adversely affected.

Risks Related to Legal Matters and Regulations Affecting SharpLink

SharpLink and its clients are subject to complex laws and regulations, which are subject to change and interpretation and which could subject SharpLink to claims or otherwise harm it and its clients. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to SharpLink or its clients’ businesses could have a material adverse impact on SharpLink’s business, prospects, financial condition and results of operations.

SharpLink and its clients are generally subject to laws and regulations relating to sports betting, online gaming, marketing and advertising in the jurisdictions in which SharpLink and its clients conduct their respective businesses, as well as the general laws and regulations that apply to all e-commerce and online businesses, such as those related to privacy and personal information, tax and consumer protection. The laws and regulations applicable to SharpLink and its clients vary from one jurisdiction to another and may be affected by, among other things, political pressures and changes in legislative or governmental priorities. Some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable sports betting or online gaming in their jurisdictions.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to SharpLink’s business and/or the business of its clients. In addition, future regulatory action, court decisions or other governmental action, may have a material impact on SharpLink and/or its clients’ operations and financial results. Governmental authorities could view SharpLink or its clients as having violated applicable laws or regulations, despite SharpLink or its client’s efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against SharpLink, its clients, Internet service providers, payment processors, advertisers and others involved in sports betting and online gaming industries. Changes in applicable law and other regulatory, court or other proceedings could prohibit or impose significant restrictions being imposed upon SharpLink or its clients or other business partners. These events could also involve substantial and unexpected compliance and litigation expense, penalties, fines, seizure of assets and injunctions, while diverting the attention of SharpLink’s management team. Any such proceedings or any change in laws or regulations or their interpretation applicable to SharpLink or its clients could have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

Failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that SharpLink operates or intends to operate, whether individually or collectively, could have a material adverse effect on SharpLink’s business.

SharpLink is currently licensed and compliant in five states in the United States that have adopted legislation permitting online sports betting. Any of SharpLink’s licenses to operate legally in the industry could be revoked, suspended or conditioned at any time. Any of SharpLink’s future license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect SharpLink’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause SharpLink to cease offering some or all of its offerings in the impacted jurisdictions. As laws and regulations change, SharpLink may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, SharpLink may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In addition, SharpLink intends to expand into new jurisdictions and will generally be required to obtain approval and licensures required by such states and jurisdictions. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion can negatively affect SharpLink’s opportunities for growth, including the growth of its client base, or delay its ability to recognize revenue from its offerings in any such jurisdictions. If SharpLink is unable to effectively develop and operate directly or indirectly within these new jurisdictions or if SharpLink’s competitors are able to successfully penetrate geographic jurisdictions that it cannot access or where it faces other restrictions, there could be a material adverse effect on its business, operating results and financial condition. Likewise, SharpLink’s failure to obtain or maintain the required regulatory approvals and licenses in the various jurisdictions that SharpLink operates or intends to operate, whether individually or collectively, could have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

The legal sports betting market in the United States may not continue to expand.

The legal sports betting market in the United States has increased significantly in recent years after the U.S. Supreme Court’s 2018 ruling that the federal restrictions on sports betting under the Professional and Amateur Sports Protection Act of 1992, or PASPA, were no longer enforceable, thus giving individual states the power to legalize sports betting. SharpLink’s growth strategy significantly depends on additional states legalizing sports betting. However, additional states may not adopt laws allowing sports betting as SharpLink’s management team expects. Moreover, states that have legalized sports betting may eliminate, narrow, or otherwise detrimentally changed their laws allowing legal sports betting. A failure for the legal sports betting market to expand or a contraction of the market would have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

SharpLink’s collection, storage and use of personal data are subject to applicable data protection and privacy laws, and any failure to comply with such laws may harm its reputation and business or expose it to fines and other enforcement action.

In the ordinary course of business, SharpLink collects, stores, uses and transmits certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that SharpLink is or may become subject to often vary significantly by jurisdiction and are evolving significantly as legislators and regulators continue to grapple with policy considerations surrounding the collection and use of data. Compliance with such data protection and privacy laws will require significant time and expense, particularly as SharpLink continues to expand its business across multiple jurisdictions.

For example, California has enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. It remains unclear what, if any, regulations will be implemented pursuant to the law or how it will be interpreted. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA and the SHIELD Act potentially are significant and may require SharpLink and its clients to modify data collection or processing practices and policies and to incur substantial costs in an effort to comply.

In addition, the new EU-wide General Data Protection Regulation, or GDPR, became applicable on May 25, 2018, replacing the data protection laws of each EU member state. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where SharpLink may act as a data processor.

Although SharpLink continues to review and improve its policies and procedures with respect to data protection and privacy to ensure compliance with applicable laws, rules and regulations, if SharpLink’s privacy or data security measures fail to comply with applicable current or future laws and regulations, SharpLink may be subject to fines, litigation, regulatory investigations, enforcement notices requiring it to change the way it uses personal data or its marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Compliance with data protection and privacy laws and regulations will become more complex, time intensive and costly as SharpLink grows, particularly when it begins to rely on the movement of data across national boundaries.

SharpLink may face claims for data rights infringement, which could subject it to monetary damages.

Although SharpLink has generally adopted measures to avoid potential infringement of third-party data rights in the course of its operations, ownership of certain data rights is not always clear in certain jurisdictions SharpLink may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should SharpLink face claims for illegal data rights sources or should it inadvertently infringe on another company’s data rights in any jurisdiction, it could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of its business, and it may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

Risks Related to SharpLink’s Technology, Intellectual Property and Infrastructure

SharpLink’s failure to protect or enforce its proprietary and intellectual property rights, including its unregistered intellectual property, and the costs involved in such protection and enforcement could harm its business, financial condition, results of operations and prospects.

SharpLink relies on database, trademark, trade secret, confidentiality and other intellectual property protection laws to protect its rights. Circumstances outside its control could pose a threat to its intellectual property rights. Effective intellectual property protection may not be available in the U.S. or other countries in which SharpLink intends to operate its business. Also, the efforts SharpLink has taken to protect its intellectual property rights may not be sufficient or effective, and any significant impairment of its intellectual property rights could harm its business or ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for SharpLink’s products, software, databases or other technology and, in such situations, SharpLink relies on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if SharpLink is unable to protect its proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. Additionally, protecting SharpLink’s intellectual property rights is costly and time-consuming. Any unauthorized use of its intellectual property or disclosure of its confidential information or trade secrets could make it more expensive to do business, thereby harming its operating results. Furthermore, if SharpLink is unable to protect its intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of its brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic its product offerings and services. Any of these events could seriously harm SharpLink’s business, financial condition, results of operations and prospects.

SharpLink currently does not hold any patents, which means its technology, products and services are susceptible to copying. The fact that SharpLink currently does not hold any patents also means third parties may claim patent rights over its technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved. In any of these cases, SharpLink may be required to expend significant time and expense to prevent infringement of or to enforce its rights, and it may fail to enforce its rights which may have a material adverse effect on its business. Notwithstanding SharpLink’s intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to it and compete with its business.

SharpLink may face claims for intellectual property infringement, which could subject it to monetary damages or limit it in using some of its technologies or providing certain solutions.

Although SharpLink has generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of its operations, it may not be successful in ensuring all components of its platform have proper authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. This area may receive additional focus in the U.S. after the overturning of federal restrictions on sports betting under PASPA, thus giving individual states the power to legalize sports betting.

SharpLink cannot be certain that its current uses of data from publicly available sources (including third party websites) or otherwise, which are not known to infringe or misappropriate third party intellectual property today, will not result in claims for infringement or misappropriation of third party intellectual property in the future. Intellectual property infringement claims or claims of misappropriation against SharpLink could subject it to liability for damages and restrict it from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of its business, and it may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on SharpLink’s business, prospects, financial condition and results of operations.

SharpLink relies on information technology and other systems and platforms, including its data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish SharpLink’s brand and reputation, subject it to liability, disrupt its business, affect its ability to scale its technical infrastructure and have a material adverse effect on its operating results and growth prospects. SharpLink’s product offerings and other software applications and systems, and certain third-party platforms that it uses could contain undetected errors or errors that it fails to identify as material.

SharpLink’s technology infrastructure, including Amazon Web Services and certain other third-party platforms, is critical to the performance of its product and service offerings and to client satisfaction. Consequently, SharpLink may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability and performance of its services. Decisions by the owners and operators of the data centers where SharpLink’s cloud infrastructure, Amazon Web Services, is deployed to terminate its contracts, discontinue services to it, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of SharpLink’s services.

SharpLink’s devotes significant resources to network and data security to protect its systems and data. However, SharpLink’s systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to its business. SharpLink cannot assure you that absolute security will be provided by the measures it takes to: prevent or hinder cyber-attacks and protect its systems, data and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. SharpLink may experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on SharpLink, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with its computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could have a material adverse effect on SharpLink’s business, financial condition, results of operations and prospects.

Additionally, SharpLink’s service and product offerings may contain errors, bugs, flaws or corrupted data that it has not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of SharpLink’s systems. Additionally, SharpLink has detected certain errors, bugs and flaws in its product and service offerings, and has judged them to be immaterial. If SharpLink has misjudged the materiality of such errors, bugs and flaws, its business could be harmed. If a particular product offering is slower than they expect, clients may be unable to use SharpLink’s product and services offerings as desired and may be less likely to continue to use SharpLink’s product and services offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt SharpLink’s operations, adversely affect the experience of SharpLink’s clients and their customers, harm its reputation, cause SharpLink’s clients to stop utilizing its product and service offerings, divert its resources or delay market acceptance of its product and service offerings, any of which could result in legal liability to it or harm its business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish SharpLink’s brand and reputation, subject it to liability, disrupt its business and adversely affect its operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

As SharpLink continues to grow and expand its business, SharpLink will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy its needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of SharpLink’s product and service offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after SharpLink has started to fully use the underlying equipment or software, that could further degrade the user experience or increase its costs. As such, SharpLink could fail to continue to effectively scale and grow its technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel, and service providers) could result in an inability to scale its services to meet business needs, system interruptions, degradation of service, or operational mistakes. SharpLink’s business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as the COVID-19 pandemic) or other catastrophic events.

SharpLink believes that if its clients or their customers have a negative experience with respect to its product and service offerings, or if its brand or reputation is negatively affected, clients may be less inclined to continue or resume utilizing its product and service offerings or to recommend its product and service offerings to other potential clients. As such, a failure or significant interruption in its service could harm its reputation, its business, financial condition, results of operations and prospects.

Despite SharpLink’s security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of SharpLink’s operations and the services it provides to clients, damage to its reputation, and a loss of confidence in its products and services, each of which could adversely affect its business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of SharpLink’s operations. SharpLink’s information technology and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of its network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by its employees, or the actions or inactions of a third-party service provider or business partner. As a result, SharpLink’s information may be lost, disclosed, accessed or taken without consent. SharpLink has experienced attempts to breach its systems and other similar incidents in the past. The data industry is a particularly popular target for malware attacks. SharpLink expects that it will continue to be subject to attempts to gain unauthorized access to or through its information systems or those it develops for its clients, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on SharpLink’s operations or financial results, but SharpLink cannot provide assurance that it will not have a material impact in the future, including by overloading its systems and network and preventing its product offering from being accessed by legitimate users through the use of ransomware or other malware.

SharpLink relies on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. SharpLink’s security measures, and those of its third-party service providers, may not detect or prevent all attempts to breach its systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by its websites, networks and systems or that SharpLink or such third parties otherwise maintain, including certain confidential information, which may subject SharpLink to fines or higher transaction fees or limit or terminate its access to such confidential information. SharpLink and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against SharpLink or its third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by SharpLink’s employees or by third parties. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that SharpLink’s systems are insecure. These risks may increase over time as SharpLink’s increases the number of clients and the complexity and number of technical systems and applications it uses and employees it has also increases. Breaches of SharpLink’s security measures or those of its third-party service providers or cybersecurity incidents may result in: unauthorized access to its sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or other confidential or proprietary information of SharpLink or third parties; viruses, worms, spyware, ransomware or other malware being served from SharpLink’s sites, networks or systems; deletion or modification of content or the display of unauthorized content on its sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In addition, the sports betting and online gaming industries have experienced and may continue to experience social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks. To date, SharpLink has not experienced a security breach material to its business; however, such breaches could in the future have a material adverse effect on its operations. If any of these breaches of security should occur and be material, SharpLink’s reputation and brand could be damaged, its business may suffer, it could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and it could be exposed to a risk of loss, litigation or regulatory action and possible liability. SharpLink cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause SharpLink to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of SharpLink’s security measures, or those of its third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in SharpLink’s security measures, which could have a material adverse effect on its business, financial condition, results of operations and prospects. SharpLink continues to devote significant resources to protect against security breaches or it may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of its business.

SharpLink uses third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict its ability to provide its product and service offerings.

SharpLink uses software components licensed to it by third-party authors under “open source” licenses, which we refer to as Open Source Software. Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise SharpLink’s product and service offerings.

Some licenses for Open Source Software contain requirements that SharpLink makes available source code for modifications or derivative works it creates, or grants other licenses to its intellectual property, if it uses such Open Source Software in certain ways. If SharpLink combines its proprietary software with Open Source Software in a certain manner, it could, under certain licenses for Open Source Software, be required to release the source code of its proprietary software to the public. This would allow its competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of its competitive advantages. Alternatively, to avoid the public release of the affected portions of SharpLink’s source code, it could be required to expend substantial time and resources to re-engineer some or all of its proprietary software.

Although SharpLink periodically reviews its use of Open Source Software to avoid subjecting its product and service offerings to conditions it does not intend, the terms of many licenses for Open Source Software have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on SharpLink’s ability to provide or distribute its product or service offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. SharpLink could be subject to lawsuits by parties claiming ownership of what it believes to be Open Source Software. Moreover, SharpLink cannot assure you that its processes for controlling its use of Open Source Software in its product and service offerings will be effective. If SharpLink is held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, it could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing its product and service offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of its product and service offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, SharpLink’s proprietary software, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Risks Related to SharpLink’s Financial Condition

SharpLink has a history of losses and may not be able to achieve or sustain profitability in the future.

SharpLink has a history of incurring net losses, and it may not achieve or maintain profitability in the future. SharpLink has experienced net losses of approximately $1.14 million and $0.3 million for the years ended December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, SharpLink had an accumulated deficit of approximately $2.7 million. While SharpLink has experienced growth in revenue, it cannot predict when or whether it will reach or maintain profitability. SharpLink also expects its operating expenses to increase in the future as it continues to invest for its future growth, which will negatively affect its results of operations if its total revenue does not increase.

If SharpLink is unable to increase its revenues or its operating costs are higher than expected, it may not be able to achieve profitability and its operating results may fluctuate significantly.

SharpLink may not be able to accurately forecast its revenues or future revenue growth rate. Many of its expenses, particularly personnel costs and occupancy costs, are relatively fixed, but it may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. As a result, it may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition could lead to significant price pressure for the products and services SharpLink provides, which could make profitability even more challenging. Such competition may also mean SharpLink loses access to certain data if a third party is granted exclusivity over such data. If operating costs exceed SharpLink’s expectations and cannot be adjusted accordingly, its results of operations and financial position could be materially and adversely affected. Additionally, SharpLink may not be able to sustain its current revenue and any revenue growth. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, and a material adverse effect on its operating results. SharpLink’s projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations. As a result, SharpLink’s projected revenues, market share, expenses and profitability may differ materially from its expectations.

SharpLink will likely require additional capital to support its growth plans and such capital may not be available on reasonable terms or at all. This could hamper SharpLink’s growth and have a material adverse effect on its business.

SharpLink will likely require significant funds to support its business growth and to respond to business challenges, track and comply with applicable laws and regulations, develop new technology and services or enhance its existing offering, improve its operating infrastructure, enhance its information security systems to combat changing cyber threats and expand personnel to support its business. Accordingly, SharpLink may need to engage in equity or debt financings to secure additional funds. SharpLink’s ability to obtain additional capital, if and when required, will depend on its business plans, investor demand, operating performance, market conditions, credit rating and other factors. If SharpLink raises additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its currently issued and outstanding equity or debt, and its existing shareholders may experience dilution. If SharpLink is unable to obtain additional capital when required, or on reasonable terms, its ability to continue to support its business growth or to respond to business opportunities, challenges or unforeseen circumstances could be materially and adversely affected, and its business may be harmed.

Risks Related to the Combined Company

Due to the change in the management, ownership and asset structure and location of MTS as a result of the Transaction, it is currently expected that the combined company will cease to be a “foreign private issuer,” which would subject the combined company to increased regulatory requirements under the U.S. securities laws and would subject the combined company’s affiliates to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the Exchange Act.

MTS currently qualifies as a foreign private issuer, as defined under the Exchange Act.  As a foreign private issuer, MTS is permitted by the SEC to file an annual report on Form 20-F and copies of certain home country materials on Form 6-K in lieu of filing annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K; MTS is exempt from SEC proxy statement requirements and certain SEC tender offer requirements; MTS is permitted to sell securities outside the United States without resale restrictions under the Securities Act; U.S. holders of MTS restricted securities may resell such securities to persons outside the United States who receive such securities without resale restrictions under the U.S. Securities Act and MTS’s affiliates are exempt from Section 16 of the Exchange Act. It is currently expected that due to the change in the management, ownership and asset structure and location as a result of the transaction, the combined company will cease to be a foreign private issuer and cease to be eligible for the foregoing exemptions and privileges effective January 1, 2023 (assuming the Transaction is consummated in the third quarter of 2021). We expect that any loss of our status as a foreign private issuer would have an adverse effect on the cost of our compliance with U.S. securities law requirements and on the ability of U.S. holders of our restricted securities to resell such securities outside the United States.  In addition, the combined company would become subject to the beneficial ownership reporting, short-swing trading and other requirements of Section 16 of the U.S. Securities Exchange Act.

Maintaining and improving the combined company’s financial controls and the requirements of being a public company may strain the combined company’s resources, divert management’s attention and affect its ability to attract and retain qualified board members.

As a public company, the combined company will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and Nasdaq rules. The requirements of these rules and regulations will impact the combined company’s legal and financial compliance costs, make some activities more difficult, time-consuming or costly and place strain on its personnel, systems and resources. As noted above, it is expected that as a result of the Transaction, the combined company will cease to be a “foreign private issuer.” Therefore, under the Exchange Act the combined company will be required to initially be required to file annual and current reports and once it loses its foreign private issues status will be required to file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that the combined company maintain effective disclosure controls and procedures and internal control over financial reporting. Ensuring that the combined company will have adequate internal financial and accounting controls and procedures in place is a costly and time-consuming effort that needs to be re-evaluated frequently. We do not expect that the combined company will have an internal audit group, and the combined company may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Implementing any appropriate changes to the combined company’s internal controls may require specific compliance training for the combined company’s directors, officers and employees, entail substantial costs, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of the combined company’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and could materially impair its ability to operate its business. Moreover, effective internal controls are necessary for the combined company to produce reliable financial reports and are important to help prevent fraud.

In accordance with Nasdaq rules, unless it is eligible for an exemption, the combined company will be required to maintain a majority of independent directors on the board. The various rules and regulations applicable to public companies make it more difficult and more expensive for the combined company to maintain directors’ and officers’ liability insurance, and the combined company may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If the combined company is unable to maintain adequate directors’ and officers’ insurance, its ability to recruit and retain qualified officers and directors will be significantly curtailed.

We expect that the rules and regulations applicable to public companies will result in the combined company incurring substantial legal and financial compliance costs. These costs will decrease the combined company’s net income or increase its net loss and may require it to reduce costs in other areas of its business.

If the combined company is required to write down goodwill and other intangible assets relating to MTS’ legacy business, the combined company’s financial results would be negatively affected.

For accounting purposes, SharpLink is considered to be acquiring the Company in connection with the Transaction since, among other reasons, upon completion of the Transaction, SharpLink’s current shareholders will collectively hold a majority of the outstanding Ordinary Shares of the Company, directors designated for election by SharpLink will constitute the Company’s board of directors, and SharpLink employees will be appointed as officers of the combined company. Under the acquisition method of accounting, the purchase price paid by SharpLink in the Transaction is allocated to the Company’s underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. Under this method, the parties expect that a significant portion of the purchase price paid by SharpLink will be allocated to goodwill. It is expected that more than 90% of the purchase price of the acquisition will be allocated to goodwill and other identifiable intangible assets. The amount that will be allocated to goodwill is expected to represent a significant portion of the combined company’s assets on its consolidated balance sheet. For more information see “Unaudited Pro Forma Condensed Combined Financial Statements.”

Applicable accounting rules require that the combined company test the value of the goodwill asset booked in connection with the Transaction at least annually and potentially more frequently if the circumstances require.  An impairment in the value of the goodwill may result from, among other things, the performance of MTS’s business in a manner that will not be consistent with the assumptions of management, adverse market conditions, adverse changes in applicable laws or regulations, changes in the combined company’s strategies, disposals of assets and a variety of other factors. Under current accounting standards, if in the future the combined company determines the goodwill booked in connection with the Transaction is impaired, the combined company will be required to write down the value of the goodwill asset and record significant impairment losses. Any such write-down and losses would have a negative effect on the combined company’s financial results.

The management team of MTS will be replaced as part of the Transaction and the new directors and executive officers may not have the expertise or the capacity to effectively manage the combined company.

In accordance with the terms of the Merger Agreement with SharpLink, the directors and executive officers of SharpLink will become the directors and executive officers of the combined entity. The new directors and executive officers of SharpLink may not have the expertise or capacity to effectively manage the combined businesses after the Merger. If they are unable to operate the new combined businesses at a profit or if substantial costs are incurred in managing the merging of the businesses, either of such eventualities could materially and adversely affect our business, results of operations and financial condition.

If securities or industry analysts do not publish research or publish unfavorable research about the combined company’s business, its share price and trading volume could be adversely affected.

The trading market for the combined company’s securities will depend in part on the research and reports that securities or industry analysts publish about the combined company. The combined company may never obtain sufficient research coverage by securities and industry analysts. If no sufficient securities or industry analysts commence coverage of the combined company, the trading price for the combined company’s shares could be negatively impacted. If the combined company obtains sufficient securities or industry analyst coverage and if one or more of the analysts who covers it downgrades the combined company’s shares or publishes inaccurate or unfavorable research about the combined company’s business, its share price would likely decline. If one or more of these analysts ceases coverage of the combined company or fails to publish reports regularly, demand for the combined company’s shares could decrease, which could cause its share price and trading volume to decline.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on the combined company’s share price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require an annual management assessment of the effectiveness of our internal control over financial reporting. SharpLink is currently a private company with limited accounting personnel to adequately execute accounting processes and other supervisory resources with which to address internal control over financial reporting and, as a result, the combined company may experience difficulty in meeting these reporting requirements in a timely manner. To date, SharpLink has never conducted a review of internal controls over financial reporting for the purpose of providing the reports required by the Sarbanes-Oxley Act. During review and testing, the combined company may identify deficiencies and be unable to remediate them on a timely basis.

If the combined company fails to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, it may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If the combined company cannot in the future favorably assess the effectiveness of its internal control over financial reporting, investor confidence in the reliability of its financial reports may be adversely affected, which could have a material adverse effect on the combined company’s share price.

Sales of a substantial number of shares of the combined company in the public market by its existing shareholders could cause its share price to decline.

Sales of a substantial number of shares of the combined company in the public market, including shares that will be registered for resale under a registration statement that MTS undertook to file prior to the consummation of the Transaction, or the perception that these sales might occur, could depress the market price of its securities and could impair its ability to raise capital through the sale of additional equity securities. MTS is not able to predict the effect that sales may have on the prevailing market price of the combined company’s securities.

The combined company’s securities could be delisted from Nasdaq if it does not comply with Nasdaq’s listing standards.

Pursuant to Nasdaq rules, consummation of the Transaction requires the combined company to submit an initial listing application and, at the time of the consummation of the Transaction, meet all of the criteria applicable to a company initially requesting listing. While MTS and SharpLink intend to obtain listing status for the combined company and maintain the same, no guarantees can be made about the combined company’s ability to do so. If the combined company’s securities are delisted by Nasdaq, its securities may be eligible to trade on the OTC Bulletin Board or another over-the-counter market. Any such alternative would likely result in it being more difficult for the combined company to raise additional capital through the public or private sale of equity securities and for investors to dispose of or obtain accurate quotations as to the market value of, the combined company’s securities. In addition, there can be no assurance that the combined company’s securities would be eligible for trading on any such alternative exchange or markets.

Future sales and issuances of the combined company’s Ordinary Shares or other securities or rights to purchase Ordinary Shares by it, including pursuant to its equity incentive plans, and future issuances or adjustments in connection with the MTS Preferred B Shares to be issued to Alpha Capital in connection with the Transaction could result in additional dilution of the percentage ownership of its shareholders and could cause its share price to decline.

The combined company will not be generally restricted from issuing additional Ordinary Shares or preferred shares that are included in its authorized but unissued share capital, including any securities that are convertible into or exchangeable for, or that represent the right to receive, such shares. The market price of the combined company’s Ordinary Shares could decline as a result of sales of shares or securities that are convertible into or exchangeable for, or that represent the right to receive, shares of the combined company or the perception that such sales could occur.

MTS expects that additional capital will be needed in the future to continue the combined company’s planned operations and growth and to fund the costs associated with operating as a public company. To the extent the combined company raises additional capital by issuing equity or convertible securities, its existing shareholders may experience substantial dilution. The combined company may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner determined from time to time by its board of directors. If the combined company sells Ordinary Shares, convertible securities or other equity securities, investors may be materially diluted. Such sales may also result in material dilution to its existing shareholders, and new investors could gain rights superior to its existing shareholders.

In addition, the combined company may grant or provide for the grant of rights to purchase shares of its Ordinary Shares pursuant to the combined company’s equity incentive plans, including the New Equity Plan that is presented for approval by MTS’s shareholder at the Meeting. Increases in the number of shares available for future grant or purchase pursuant to the combined company’s equity incentive plans may result in additional dilution, which could cause the combined company’s share price to decline.

Moreover, in connection with the Transaction, Alpha Capital will receive MTS Preferred B Shares that are entitled, among other rights, to an 8% annual dividend for a period of two years, that may be paid in cash or in MTS Preferred A-1 Shares and to anti-dilution protection in the event the combined company issues Ordinary Shares or other securities convertible into Ordinary Shares at a price per share lower than the price per share of the MTS Preferred B Shares, subject to certain exceptions. Any future issuances of Preferred A-1 Shares as dividends or adjustments to the conversion rate of the Preferred B Shares as a result of future issuances of equity by the combined company, will result in additional dilution, which could cause the combined company’s share price to decline.

The combined company does not anticipate paying any cash dividends on the combined company’s Ordinary Shares in the foreseeable future.

Neither MTS nor SharpLink have ever declared or paid cash dividends on their respective share capital. Neither MTS nor SharpLink anticipate paying any cash dividends on the combined company’s Ordinary Shares in the foreseeable future. It is anticipated that the combined company will retain all available funds and any future earnings to fund the development and growth of its business. As a result, capital appreciation, if any, of the combined company’s Ordinary Shares will be the combined company’s shareholders’ sole source of gain for the foreseeable future.

Risks Related to the Proposed Reverse Split

The Reverse Split may not increase MTS’s share price over the long-term.

The principal purpose of the Reverse Split is to comply with the minimum bid price requirement under the rules of the Nasdaq Capital Market for the combined company. It cannot be assured, however, that the Reverse Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares will proportionally increase the market price of MTSs Ordinary Shares, it cannot be assured that the Reverse Split will increase the market price of such shares by a multiple of the reverse split ratio chosen by MTS’s Board in its sole discretion, or result in any sustained increase in the market price of MTS’s Ordinary Shares, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions, and prospects for future success. Thus, while the share price of the combined company might meet the listing requirements for the Nasdaq Capital Market initially, it cannot be assured that it will continue to meet the Nasdaq continued listing standards in the future.

The Reverse Split may decrease the liquidity of MTS’s Ordinary Shares.

Although the anticipated increase in the market price of MTS’s Ordinary Shares could encourage interest in its shares and possibly promote greater liquidity for its shareholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for MTS’s Ordinary Shares.

The Reverse Split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of MTS’s Ordinary Shares decline after the Reverse Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Split. A reverse share split is often viewed negatively by investors and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse share split ratio, then the value of the combined company, as measured by its capitalization, will be reduced. In some cases, the per-share share price of companies that have effected reverse share splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s Ordinary Shares will remain the same after the Reverse Split is effected, or that the Reverse Split will not have an adverse effect on the combined company’s share price due to the reduced number of shares outstanding after the Reverse Split.

The Reverse Split may result in some shareholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the Transaction, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, MTS’s, SharpLink’s and the combined company’s plans, objectives and expectations for future operations, including its projected results of operations and statements contained in “Questions and Answers About the Transaction” and “The Transaction” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to MTS, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements, including those described under “Risk Factors” and in MTS’s filings with the SEC that are incorporated herein by reference. We cannot guarantee any future results, including with respect to the Transaction. Readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this proxy statement or elsewhere, except as required by law.

THE TRANSACTION

This section and the section entitled “The Merger Agreement” in this proxy statement describe the material aspects of the Transaction, including the Merger Agreement. Although MTS believes that this description covers the material terms of the Transaction and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement for a more complete understanding of the Transaction and the Merger Agreement, including the Merger Agreement attached as Annex A, the Revised Articles attached as Annex B and the other documents to which you are referred herein. See the section titled “Where You Can Find More Information” in this proxy statement.

Historical Background of MTS

MTS was incorporated under the laws of the State of Israel in December 1995. The MTS Ordinary Shares were initially offered to the public in May 1997 and since such offering the shares have been listed on the Nasdaq Stock Market.

Since our inception, we have focused on providing innovative products and services for enterprises in the area of telecom expense management, or TEM, call accounting and contact center software. Headquartered in Israel, we market our solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. In April 2015, we acquired 100% of the outstanding shares of Vexigo, a privately-held Israeli-based software company supporting video advertising over the internet and mobile devices. As a result of the continuing weakness in the Vexigo business unit and the industry in which it operated, we sold the Vexigo business in June 2018 to an unaffiliated third party for $250,000.

In response to our efforts to raise additional working capital, in October 2018, Alpha Capital invested $1.5 million in a newly-created class of convertible preferred shares, at a price per preferred share of $1.14 following an initial investment in the amount of $200,000 in June 2018, in consideration for the issuance of 175,439 of the MTS Ordinary Shares. During the period March 2019 to June 2020, Alpha Capital exercised its $1.5 million Greenshoe option in the newly created preferred shares at a price per preferred share of $1.14. Given the continued decline in our TEM call accounting business over the recent years, in November 2018 we commenced the process to seek potential candidates and alternatives for business combination transactions to allow us to continue in business and to enhance shareholder value.  Since April 2019, we have repeatedly indicated our efforts to seek a business combination in our public filings.

During the two-year period prior to the commencement of discussions with SharpLink, MTS reviewed more than twenty other merger candidates, entered into confidentiality agreements with seven potential candidates and negotiated letters of intent with ten potential candidates in various fields, including biotech, cyber and medical devices. In December 2019, MTS entered into a letter of intent with a private company in the medical device field and commenced negotiations of a definitive agreement and due diligence efforts. However, due to disagreements on the business terms of the transaction and the management of the combined company, the letter of intent was terminated in February 2020.

Background of the Transaction

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.

On November 20, 2020, we were approached by GreenBlock Capital, LLC, or GreenBlock, a financial advisory firm. GreenBlock presented SharpLink to us as a merger candidate. On November 24, 2020, we and SharpLink entered into a mutual non-disclosure agreement and we received a SharpLink corporate presentation.

On December 2, 2020, following initial discussions, GreenBlock, on behalf of SharpLink, provided us with a draft non-binding letter of intent that included a proposed post-closing ownership division of 90% for the current SharpLink shareholders, including an investor that would commit to invest an aggregate of $7 million in SharpLink prior to consummation of the proposed transaction, a 3% commitment fee in MTS shares to be issued to such investor, warrants to be issued to GreenBlock in consideration for its services and an employee share option plan with a reserve of 10% of the post-closing capitalization and the remaining 10% to the current MTS shareholders and other security holders. The letter of intent also provided for the issuance of contingent value rights to the current MTS shareholders that would entitle them to receive cash, equity or other value upon a sale of the MTS current business in the event such sale is consummated in the two-year period following closing of the contemplated transaction, net of certain expenses and funds provided by the combined company to support operations during the period until the sale. The draft letter of intent further noted that the current management of MTS that would remain to oversee the current business and be entitled to receive a success bonus of up to 10% of the net proceeds from a sale of the current business. GreenBlock informed us that Alpha Capital agreed in principle to provide the financing required for SharpLink during the period commencing on the execution of the letter of intent and the consummation of the transaction and further agreed to provide financing immediately prior to consummation of the proposed transaction in order to support the initial listing of the combined company’s shares.

Following receipt of the draft letter of intent, SharpLink and MTS negotiated the terms of the letter of intent, and agreed to revise certain terms, mainly to reduce the post-closing holdings percentages of the SharpLink securityholders from 90% to 88%. For purposes of the assessment, discussion and negotiations of the relative valuation of each company in the proposed transaction, the proposed valuation of SharpLink was based on the proposed investment of Alpha Capital in SharpLink during the period between the execution of the letter of intent and the consummation of the proposed transaction.

On December 7, 2020, the MTS Board was informed of the negotiations with SharpLink and was provided with its corporate presentation.

On December 15, 2020, the MTS Board and its Israeli and U.S. Counsel, Ephraim Abramson & Co. and Carter Ledyard & Milburn LLP, met to discuss the SharpLink letter of intent with management and legal counsel. During the meeting, the MTS Board reviewed the letter of intent and discussed certain issues requiring additional negotiations, mainly, that the 45-day “no shop” provision included in the letter of intent should be revised so that it will apply also to SharpLink and not only to MTS and the need to seek an arrangement for payment of the premium of a “run off” D&O liability insurance policy that will enable MTS to continue to operate its current business after closing. During such meeting, the Board members also discussed the potential conflict of interest of Alpha Capital in the transaction and determined that Alpha Capital is not a “controlling shareholder” of MTS (as such term is defined in Section 268 of the Companies Law). The Board instructed Mr. Roy Hess, the Company’s CEO, to renegotiate the issues discussed at the Board meeting.

On December 22, 2020, the MTS Board met to discuss a further revised letter of intent with members of management and legal counsel. Mr. Hess updated the MTS Board members on the outcome of the negotiations with SharpLink, including SharpLink’s agreement that the “no shop” provision will be mutual and the arrangement that provides that a portion of the premium for the “run off” D&O liability insurance policy will be paid by SharpLink and will thereafter be deducted from any proceeds from the sale of the MTS current business, prior to distribution of the proceeds of the sale to the current MTS shareholders. The Board members discussed the changes to the letter of intent, discussed the situation of the Company in light of its declining cash position and the potential Nasdaq delisting process in the event the stockholders’ equity of the Company for the year ended December 31, 2020, would decline below the minimum required for continued listing on the Nasdaq Capital Market and authorized Mr. Hess to execute the revised letter of intent. The Board members further discussed Alpha Capital’s potential conflict of interest in connection with the proposed transaction and resolved that Alpha Capital, which holds less than 25% of the voting rights in the Company, is not and should not be deemed to be a “controlling shareholder” of MTS (as such term is defined in Section 268 of the Companies Law).

On December 28, 2020, the non-binding letter of intent was executed. The letter of intent provided, among other things, that to the extent the contingent value rights solution will not be feasible, the parties will negotiate an alternative solution in good faith.

On December 31, 2020, the parties held an initial meeting along with representatives of legal counsel to the parties, to discuss the timeline for the negotiations of the transaction. During early January 2021, MTS retained the services of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited to perform financial and tax due diligence reviews of SharpLink and of Variance Ascola Ltd., or Variance, to conduct a fairness study of the Transaction. On January 13, 2021, a meeting was held (via electronic means) with representatives of SharpLink, MTS, GreenBlock, and advisors to the parties, in which the SharpLink’s management reviewed the SharpLink business and answered preliminary questions. SharpLink retained the services of U.S. and Israeli Counsel, Fredrikson & Byron, P.A. and Yigal Arnon & Co., respectively.

The parties then began drafting and negotiating a merger agreement and commenced due diligence efforts. During this time period, numerous calls were held and e-mails were exchanged between the two companies and their advisors to ask and answer questions regarding a variety of issues, including SharpLink’s financial situation and budget, the status of the audit of SharpLink’s financial statements, SharpLink’s agreements with its clients and SharpLink’s software and products. Both parties’ management and advisors were provided access to an electronic data room set up by MTS. The data room contained business, financial and legal information about MTS and SharpLink.

On January 21, 2021, the MTS Board held a discussion concerning the SEC filings and correspondence of an activist shareholder and discussed the continuation of the discussions with SharpLink. The MTS Board resolved to approve the continued advancement of the SharpLink transaction and determined that under the circumstances such action is in the best interests of the Company.

On January 28, 2021, MTS provided an initial draft of the Merger Agreement to SharpLink, which agreement was subject to ongoing negotiations, and on March 15, 2021, SharpLink provided an initial draft of the proposed Articles of the combined company to MTS and its counsel. These documents were negotiated by the parties, along with their respective legal advisors, and several drafts of each were exchanged.

On February 15, 2021, the MTS Board held a discussion with management and legal counsel, including representatives of the Israeli branch of Sullivan & Worcester LLP, which was retained as special counsel in connection with the activist shareholder, concerning the demand by the activist shareholder to convene an extraordinary meeting of the MTS shareholders to remove three of the current five Board members and elect three nominees presented by the activist. The MTS Board also discussed the extension of the “no shop” provision under the letter of intent and certain outstanding due diligence issues and outstanding required materials. The MTS Board resolved to agree to approve the extension of the “no shop” period by an additional 30 days subject to receipt of certain data and information by February 19, 2021.

On February 18, 2021, the MTS Board held a discussion with management and legal counsel to receive an update on the SharpLink transaction and to discuss actions in connection with the activist demand. The MTS Board resolved that in light of the potential delisting threat it is in the best interests of MTS to approach the Israeli court and ask for a postponement of the date for publishing the notice of the extraordinary shareholders’ meeting demanded by the activist shareholder.

On March 1, 2021, the MTS Board met with management and legal counsel to receive updates on the SharpLink transaction and open issues and to discuss proposals for potential alternative transactions forwarded to MTS by the activist shareholder. The Board discussed the proposals (by two companies, Company A – in the biotech field and Company B – in the bitcoin mining field). The MTS Board concluded that based on an initial review and analysis, including discussions with an expert in the field, Company A’s prospects were unclear and that Company B would require substantial financing before it could present any value and the proposed valuation of Company B was very high. The Board members discussed the ability of MTS to examine more than one transaction in parallel and noted that due to the limited cash and management time resources, MTS could not examine more than one transaction and the only currently viable transaction was the SharpLink transaction. The MTS Board members discussed the valuation of MTS and of SharpLink in the proposed transaction and noted that the market value of the MTS shares has been impacted by the actions of the activist shareholder. The MTS Board members discussed the necessity of including a provision in the Merger Agreement that would enable the MTS Board to pursue alternative transactions, under certain circumstances.

In addition to the legal, financial and tax due diligence, MTS retained the services of Mr. Eytan Bar to perform the technical due diligence of the SharpLink platform. Mr. Bar met remotely with SharpLink’s management and research and development team and MTS management and. SharpLink’s management presented the platform, explained its structure and the tools used to create it and demonstrated it abilities.

During mid-March 2021, the parties continued to negotiate the terms of the definitive agreement and ancillary documents. Following discussions with both parties’ tax advisors, the parties resolved that the contingent value rights solution was not feasible, mainly due to taxation issues and the risk that the MTS shareholders will be taxed upon receipt of the contingent value rights and at a higher tax rate. Following additional negotiations between the parties, the parties decided to eliminate the contingent value rights mechanism and to compensate the current MTS shareholders by reducing the post-closing holdings percentages of the SharpLink securityholders from 88% to 86%.

During early April 2021, MTS concluded its diligence of SharpLink and received the fairness opinion from Variance.

On April 6, 2021, the MTS Audit Committee met to discuss the Merger Agreement and related transactions with management and legal counsel. The MTS Audit Committee received an overview of the accounting, tax and legal due diligence, of the valuation analysis, and of the key provisions of the draft Merger Agreement. The Audit Committee resolved that the Transaction is an “extraordinary transaction” under the Companies Law and noted that to the extent the equity compensation for Mr. Hess and Ms. Bar proposed to be approved at the Meeting will be approved, these officers could be deemed to have a personal interest in the Transaction. The Audit Committee further resolved to approve the entry by MTS into the Merger Agreement, to recommend that the Company’s Board and shareholders approve the Merger Agreement and related transactions, and that the Merger Agreement and related transactions are in the best interest of the Company.

On April 8, 2021, the MTS Board held a meeting with management and legal counsel. At the meeting, the MTS Board received an overview of the SharpLink accounting, tax and legal due diligence and of the technical due diligence of SharpLink’s platform and research and development operations. At the meeting, MTS’s counsel presented a detailed summary of the key provisions of the Transaction documents and reviewed the fiduciary duties of directors in connection with the Transaction. In addition, representatives of Variance discussed the proposed Transaction and went over various analyses and other materials that were presented to the Board, and then delivered to the MTS Board its opinion, to the effect that and subject to the various assumptions, qualifications and limitations set forth in its opinion, as of that date, the exchange ratio in the Transaction, from a financial point of view, is fair and reasonable to MTS.

MTS’s Audit Committee and Board engaged in extensive discussions relating to SharpLink, its business, its financial situation and the terms of the proposed Transaction and the Audit Committee and Board each unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable, and in the best interest of, the Company and its shareholders, and, accordingly, the Board approved the Merger Agreement and the Transaction.

Reasons for the Transaction

The Board considered the following factors in reaching its conclusion to approve the Merger Agreement and to recommend that the MTS shareholders approve the items included on the agenda of the Meeting in connection with the Transaction, all of which the Board viewed as supporting its decision to approve the business combination with SharpLink:

•
SharpLink is engaged in online technology and provides services to sports leagues, fantasy sports sites and sports media companies, in the growing field of online sports gaming and gambling, which is an attractive field with a significant growth potential as more and more states in the U.S. and countries around the world legalize online gambling;

•
SharpLink currently provides services to major U.S. sports leagues, which the Board believes makes it well-positioned to grow, enhance and expand its services as more and more publishers and sports leagues develop and express an interest in enhancing their offerings and connecting their fans and users with sportsbook partners;

•
SharpLink’s management is seasoned and has considerable experience and expertise in the SharpLink business and a deep knowledge of the market and technology requirements related to the online gambling field;

•
SharpLink has a current stream of revenues from its online fantasy sports and other gaming solutions, which is expected to continue to grow over the next few years alongside the anticipated expansion of SharpLink into the online gaming middleware business;

•
SharpLink uses advanced technology, has a seasoned and experienced research and development team and its platform is easily integrated into the websites of its clients, and has the scalability required for future growth of both SharpLink’s business and its clients’ businesses;

•	the consummation of the Transaction will enable the MTS shareholders to share and participate in the potential growth of SharpLink’s business;

•
the consummation of the Transaction and the transformation of SharpLink into a public company will provide SharpLink’s business with direct access to the capital markets and provide it with means and flexibility to raise the funds that will be required to continue its growth and fund its operations;

•
the willingness of Alpha Capital, a seasoned institutional investor, to invest the funds required in order to finance SharpLink’s and the combined company’s operations and in order to support the combined company and the Nasdaq initial listing process and the valuation derived from Alpha Capital’s investment that supports the Exchange Ratio determined under the Merger Agreement; and

•
the opinion of Variance delivered to the Board to the effect that, as of the date of the opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, the Exchange Ratio was fair and reasonable, from a financial point of view, to MTS.

The MTS Board also reviewed and considered the financial condition, results of operations and status of MTS, including:

•	the ongoing decline in revenues of the MTS business and the losses suffered by MTS in recent years;

•
the Company’s cash position and the risk that the Company will not have sufficient cash to continue its operations and will be required to obtain financing, which may not be available on terms beneficial to the Company or at all;

•
the imminent risk of delisting given the expected reduction in the Company’s stockholders’ equity as of December 31, 2020 and the expectation that Nasdaq will require the Company to present a viable plan to regain compliance with the listing requirements, which the Transaction will assist with; and

•
the selection of SharpLink as a merger candidate was reached after a two-year process of significant efforts by MTS’s management in reviewing and negotiating numerous business combination transactions in various fields, including biotech and technology, which did not advance or mature into a definitive agreement.

The Board also reviewed the terms of the Transaction and associated transactions, including:

•
the MTS Board’s assessment that as a result of arm’s length negotiations with SharpLink, the MTS management and Board negotiated the most favorable exchange ratio for MTS that SharpLink was willing to agree to, and that the terms of the Merger Agreement include the most favorable terms to MTS in the aggregate to which SharpLink was willing to agree, including the compensation for the elimination of the contingent value rights (especially given the past results of the MTS business) and SharpLink’s agreement to include specific provisions in the Merger Agreement that will enable the MTS Board, subject to certain conditions, to review and contemplate alternative transactions that may be superior to the Transaction;

•
the Exchange Ratio used to establish the number of MTS Ordinary Shares and MTS Preferred Shares to be issued in the merger is fixed based on the relative valuations of the companies, and thus the relative percentage ownership of MTS shareholders and SharpLink shareholders immediately following the closing of the Transaction is similarly fixed;

•
the existence of contractual provisions that will enable the MTS Board, under certain circumstances and subject to payment of the $1,300,000 termination fee, to accept and pursue acquisition proposals that are determined to be superior to the terms of the Transaction;

•
the limited number and nature of the conditions to SharpLink’s obligation to consummate the Transaction, and the fact that the Transaction is not conditioned on obtaining financing as there is a commitment by Alpha Capital to provide the Closing Financing, which is required to complete the Nasdaq initial listing process and for the ongoing operations of the combined company;

•	the fact that the requisite majority of SharpLink’s shareholders approved the Merger Agreement and the Transaction prior to execution of the Merger Agreement; and

•
the assessment that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, which do not survive the closing, and the conditions to their respective obligations, are reasonable under the circumstances and for the benefit of the Company and its shareholders.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Transaction, including:

•	The dilution to the shareholders of MTS in connection with the consummation of the Transaction;

•	Potential adverse tax implications on MTS and its shareholders;

•	The contractual relationship of SharpLink with SportsHub, its current controlling shareholder, which will become the controlling shareholder of the combined company upon completion of the Transaction;

•
The preferential rights attached to the Preferred B Shares to be issued to Alpha Capital in connection with the Transaction, including the potential dilution to the combined company shareholders following the consummation of the Transaction;

•
The expected needs of the combined company for additional financing in the future, including the burn-rate of SharpLink and the expected dilution to all of the shareholders of the combined company in the event such funds are raised in one or more equity financings;

•
The potential effect of the termination fee of $1,300,000 payable to SharpLink upon the occurrence of certain events and the other conditions included in the definition of a “Superior Offer” in the Merger Agreement in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to MTS’s shareholders, especially given the fact that MTS does not expect to have the cash required in order to pay the termination fee and therefore the funds required in order to pay the termination fee will have to be obtained from an outside source in a debt or equity financing, which will further dilute the holdings of the current MTS shareholders;

•	The substantial expenses that were and will continue to be incurred in connection with the Transaction, including the costs associated with any merger related litigation;

•	The possibility of any suit, action or proceeding with respect to the Transaction;

•	The risk that the Transaction might not be consummated in a timely manner or at all, including the risk that the Company’s shareholders will not vote to approve the Transaction;

•	Sharplink’s business and current and future risks to its activities and to the industry in which it operates; and

•	Various other risks associated with the combined company and the Transaction, including those described in “Risk Factors” above.

The foregoing information and factors considered by the MTS Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the MTS Board did not find it useful and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the MTS Board may have given different weights to different factors. The MTS Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the MTS management team and the legal, financial and other advisors of MTS, and considered the factors overall to be favorable to, and in support of, its unanimous determination.

Opinion of Variance Ascola

Pursuant to an engagement letter dated January 11, 2021, MTS retained Variance Ascola to act as its independent financial advisor in connection with the Transaction and the transactions contemplated by the Merger Agreement and to render an opinion to MTS’s Board as to the fairness, from a financial point of view, of the Exchange Ratio. In meetings of the MTS Audit Committee and MTS Board, held on April 6, 2021 and April 8, 2021, respectively, representatives of Variance Ascola reviewed the financial aspects of the proposed Transaction and rendered Variance Ascola’s opinion, which we refer to as the opinion, to MTS’s Board, that, as of the date of such opinion, and based upon the various assumptions, qualifications and limitations set forth therein, that the Exchange Ratio was fair and reasonable, from a financial point of view, to MTS.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex E to this proxy statement and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Variance Ascola in preparing its opinion. Variance Ascola’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the MTS Audit Committee and Board (in their capacity as such) in connection with its consideration of the financial terms of the Transaction. The opinion addressed the fairness, from a financial point of view, to MTS of the Exchange Ratio in the proposed Transaction pursuant to the Merger Agreement. It did not address the underlying business decision of the MTS Board to engage in the Transaction or enter into the Merger Agreement. It does not constitute a recommendation to the MTS Board in connection with the Transaction or a recommendation to any holder of MTS securities as to how to vote or act in connection with the Transaction or any other matter.

Except for Variance Ascola’s engagement to deliver its fairness opinion in connection with the Transaction and its engagement in assisting the combined company with the purchase price allocation study required to be made subsequent to the consummation of the Transaction, Variance Ascola has not acted as financial advisor to MTS in connection with MTS’s consideration of the Transaction and has not participated in the negotiations leading to the Transaction. Variance Ascola will receive a fee in connection with the delivery of its opinion, and MTS has agreed to reimburse certain of Variance Ascola’s expenses and indemnify Variance Ascola against certain liabilities arising out of its engagement. No portion of Variance Ascola’s fee is contingent upon either the conclusion expressed in its opinion or whether the Transaction is successfully consummated. Variance Ascola may provide valuation advisory services to MTS, SharpLink or the combined company in the future, in connection with which Variance Ascola may receive compensation. From time to time, Variance Ascola has in the past provided valuation services to MTS unrelated to the proposed Transaction, including valuation services for MTS for financial reporting purposes.

In conducting their analysis and arriving at the opinion expressed herein, Variance Ascola has, among other things, (i) reviewed the draft of the Agreement dated April 4, 2021, including the draft Second Amended and Restated Articles attached thereto as an exhibit, which, for purposes of the opinion Variance Ascola assumed to be identical in all material respects to the document to be executed; (ii) reviewed audited financial statements of SharpLink for fiscal years ended December 31, 2019 and 2020; (iii) reviewed audited financial statement of MTS for the fiscal year ended December 31, 2019 and unaudited financial results of MTS for the fiscal year ended December 31, 2020; (iv) reviewed information furnished to Variance Ascola by the managements of MTS & SharpLink, including certain financial forecasts and estimates, internal financial analyses, budgets, reports and other information, or, together, the Forecasts; (v) held discussions with various members of senior management of MTS and SharpLink concerning historical and current operations, financial conditions and prospects, including recent financial performance; (vi) reviewed the recent share trading price history of MTS; and (vii) reviewed the valuation of MTS implied by the Alpha Capital Closing Financing. In addition, Variance Ascola conducted such other quantitative reviews, analyses and inquiries relating to MTS and SharpLink as Variance Ascola considered appropriate in rendering this opinion.

In rendering the opinion, Variance Ascola relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Variance Ascola by MTS, SharpLink and their employees, representatives and affiliates or otherwise reviewed by Variance Ascola. With respect to the Forecasts, Variance Ascola assumed, with MTS’s consent, without independent verification or investigation, that those forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of MTS and SharpLink as to such companies’ future financial condition and operating results. At the direction of representatives of MTS, Variance Ascola also assumed that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by it. Variance Ascola also assumed, with MTS’s consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition would be imposed that would have a material adverse effect on the Transaction. Variance Ascola also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of MTS and SharpLink since the date of the last financial statements that were made available to Variance Ascola. Variance Ascola neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of MTS or SharpLink.

The Variance Ascola opinion does not constitute a due diligence examination and does not claim to opine on any factual information provided to Variance Ascola and did not involve the scrutiny of MTS and SharpLink contracts and contractual relations.  It is emphasized that Variance Ascola are not legal, tax, regulatory or accounting advisors and it relied upon, without independent verification, the assessment of MTS and SharpLink and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. The Variance Ascola opinion does not constitute any legal advice, accounting, tax, or regulatory opinion.

In performing its analyses, Variance Ascola made numerous assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Variance Ascola, MTS and SharpLink. Any estimates contained in the analyses performed by Variance Ascola are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Summary of Financial Analyses by Variance Ascola

Set forth below is a summary of the material financial analyses performed by Variance Ascola in connection with providing the opinion to the MTS Board and presented to the MTS Board and Audit Committee. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Variance Ascola to the MTS Board and Audit Committee but summarizes the material analyses performed and presented in connection with its opinion. While this summary describes the analyses and factors that Variance Ascola deemed material in its presentation to the MTS Board and Audit Committee, it is not a comprehensive description of all analyses and factors considered by Variance Ascola. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither the opinion nor Variance Ascola’s underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Variance Ascola did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Variance Ascola’s analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering the opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the opinion. The conclusion reached by Variance Ascola was based on all analyses and factors taken as a whole, and also on the application of Variance Ascola’s own experience and judgment.

 SharpLink Fair Value

Discounted Cash Flow (DCF) Analysis

Variance Ascola performed a discounted cash flow analysis with two scenarios, which are designed to imply a potential current value of SharpLink by calculating the estimated present value of the standalone after-tax free cash flows for years 2021 until 2028 and the residual year. “Free cash flow” is defined as the cash generated by a company that is available either to reinvest or to distribute to shareholders. The scenarios differ as one projects a high market penetration rate with high EBITDA and the alternative projects lower market penetration rate with EBITDA in line with competitors. The discount rate was in the range of 20% to 30%, reflecting the risks involved in the alternatives, in order to discount the projected unlevered free cash flows and terminal value. Variance Ascola calculated SharpLink’s projected unlevered free cash flows by taking SharpLink’s projected earnings before interest and taxes (“EBIT”), subtracting taxes, adding back depreciation and subtracting capital expenditures and the change in working capital.  After adding SharpLink’s expected cash balance as of the Transaction, SharpLink’s average implied equity value based on the two scenarios was $17.9 million.

Selected Public Companies Analysis

As of the Valuation Date, SharpLink has low volume of revenues, therefore Variance Ascola derived SharpLink’s value from future multiples. Variance Ascola analyzed the future revenue multiples for fiscal year+2 (year 2022) of four selected publicly-traded companies in the gaming industry that Variance Ascola deemed relevant to its analysis. Variance Ascola compared SharpLink’s future financial performance and other operating characteristics with those of the selected public companies and applied valuation multiples to SharpLink’s future financial performance to indicate SharpLink’s equity value.

The selected public companies that were analyzed (collectively, the Comparable Companies) are:

•	Better Collective A/S;

•	Catena Media plc;

•	Gaming Innovation Group Inc.; and

•	Sportech PLC.

The revenue multiplier resulting from the analysis of these companies ranges between 0.8 to 5.1 with an average of 2.9.

Variance Ascola then applied a range of +/- 0.5 of the average revenue multiplier after adding SharpLink’s estimated cash balance of $7.6 million (assuming a Closing Financing in the amount of $5 million). This analysis resulted in implied equity values of SharpLink ranging from $17.7 million to $22.0 million, with a mid-point of $19.8 million.

MTS Fair Value

Variance Ascola estimated MTS’s fair value based on DCF approach plus the value of a publicly traded shell.

Variance Ascola performed a discounted cash flow analysis with two scenarios, which are designed to imply a potential current value of MTS by calculating the estimated present value of the standalone after-tax free cash flows for years 2021 until 2025 and the residual year. The first scenario was based on management projections and the second scenario was based on a more optimistic alternative. The discount rate was in the range of 21% to 26% reflecting the risks involved in the alternatives, in order to discount the projected unlevered free cash flows and terminal value. Variance Ascola calculated MTS’s projected unlevered free cash flows by taking its EBIT, subtracting taxes, adding back depreciation and subtracting capital expenditures and the change in working capital. After adding MTS’s December 31, 2020 cash balance, Variance Ascola derived an implied equity value of MTS of $2.2 million to $2.8 million.

To the fair value of MTS derived from the DCF, Variance Ascola added a shell company value of $0.5 million to $1 million, which value was derived from public information.

Based on these assumptions, Variance Ascola determined that MTS’s total fair value ranged between $2.7 million to $3.8 million.

MTS Market Capitalization

The price per share of the MTS’s Ordinary Shares ranged between $0.8 to $2 during 2020 and since the beginning of 2021, it gradually increased up to $3.7, where the main developments reported to the public were related to the actions of an activist shareholder who attempted to replace the majority of the MTS Board members. Therefore, there is a gap between MTS’s market cap as reflected by the price per share and MTS’s fair value as derived from the valuation of its operation and the shell value. Variance noted in its review and presentation to the MTS Board that some of the reasons that might explain the gap are: (a) the relatively low liquidity and trading volume of MTS’s Ordinary Shares; (b) the market expectation that MTS would merge with new/high growth operations and (c) the control struggle that started in early 2021.  As Variance Ascola cannot quantify the impact of these and other potential factors influencing the market cap and their economic value, Variance Ascola relied on the prominent and acceptable methods that can be quantified, such as the fair value approach using the DCF method, as detailed above.

Implied Exchange Ratio Analysis

Variance Ascola utilized the low and high end of the fair values of SharpLink and of MTS to calculate the implied Exchange Ratio derived out of the combined company. Based on the following analysis of the equity valuation of SharpLink and MTS, Variance Ascola calculated that SharpLink’s and MTS’s fair value in the combined company derives a ratio of 85%-86% and 15%-14%, respectively.

Review of Alpha Capital’s Investment in SharpLink and Holdings in the Combined Company

In addition to the foregoing analyses and calculations, Variance Ascola reviewed the terms of the Alpha Capital investment in SharpLink. In connection with such investment, Alpha Capital invested $2 million in SharpLink during December 2020 and is contractually bound to invest an additional $5 million in SharpLink immediately prior to closing of the Transaction. Upon consummation of the Transaction, Alpha Capital is expected to receive securities in the combined company in consideration for its ownership interests in SharpLink.

Variance Ascola treated the securities that Alpha Capital is expected to receive as a financial package that was issued to Alpha in consideration for a $7 million aggregate investment amount. Variance Ascola therefore back-solved the combined company value that results in the total value of the financial package in the model being equal to the Alpha Capital aggregate investment amount ($7 million).

As the combined company has a complex capital structure, Variance Ascola applied a back-solve option pricing method to determine MTS’s and SharpLink’s holding in the combined company and the Exchange Ratios that derive from it.

Based on the liquidation preference included in the draft Revised Articles and the back-solving described herein, SharpLink’s and MTS’s fair value in the combined company derives an Exchange Ratio of 87% and 13%, respectively.

As noted above, subsequent to the execution of the Merger Agreement we were informed that Alpha Capital and SharpLink have agreed to increase the amount of the Closing Financing to $6 million. Variance Ascola was provided with this information and confirmed that the increase in the Closing Financing does not change the conclusion stated in its fairness opinion.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement and of the rights attached to the MTS capital stock to be issued in connection with the Transaction. A copy of the Merger Agreement is attached as Annex A to this proxy statement and is incorporated by reference. The Revised Articles are attached as Annex B to the Merger Agreement and are also incorporated by reference. The Merger Agreement has been attached to this proxy statement to provide you with information regarding its terms. It is not intended to provide any other factual information about MTS, Merger Sub or SharpLink. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and its ancillary documents, including the Revised Articles. You should refer to the full text of the Merger Agreement and the ancillary documents for details of the Transaction, the terms and conditions of the Merger Agreement and the Revised Articles.

The Merger Agreement contains representations and warranties that MTS and Merger Sub, on the one hand, and SharpLink, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements made in the representations and warranties prove to be incorrect. In addition, the assertions made in the representations and warranties are qualified by the information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. While MTS and SharpLink do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about MTS, Merger Sub or SharpLink, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between MTS and Merger Sub on the one hand, and SharpLink on the other hand, and are modified by the disclosure schedules.

Structure

Under the Merger Agreement, at the Effective Time, Merger Sub will merge with and into SharpLink, with SharpLink surviving as a wholly-owned subsidiary of MTS.

Completion and Effectiveness of the Transaction

The Transaction will be completed as promptly as practicable after all of the conditions to completion of the Transaction are satisfied or waived, including the approval of the shareholders of MTS. MTS and SharpLink are working to complete the Transaction as quickly as practicable. The Transaction is anticipated to close during the third quarter of 2021. However, MTS and SharpLink cannot predict the exact timing of the completion of the Transaction because it is subject to various conditions.

Consideration and Exchange Ratio

Consideration

At the effective time of the Transaction, or the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement:

•
each share of SharpLink common stock outstanding immediately prior to the Effective Time will be converted into the right to receive a number of MTS Ordinary Shares calculated pursuant to the Exchange Ratio described below;

•
each share of SharpLink Series A Preferred Stock outstanding immediately prior to the Effective Time will be converted into the right to receive a number of MTS Preferred A-1 Shares, calculated pursuant to the Preferred A Exchange Ratio described below;

•
each share of SharpLink Series A-1 Preferred Stock outstanding immediately prior to the Effective Time will be converted into the right to receive a number of MTS Preferred A-1 Shares, calculated pursuant to the Exchange Ratio described below;

•
each share of SharpLink Series B Preferred Stock outstanding immediately prior to the Effective Time will be converted into the right to receive a number of MTS Preferred B Shares, calculated pursuant to the Exchange Ratio described below; and

•
each option and warrant to purchase shares of SharpLink common stock outstanding immediately prior to the Effective Time will be assumed by MTS and will be converted into an option or warrant, as applicable, to purchase the number of MTS Ordinary Shares as determined pursuant to the Exchange Ratio.

No fractional MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares will be issued in connection with the Transaction. Each holder of SharpLink capital stock who would otherwise be entitled to receive a fraction of an MTS Ordinary Share, MTS New Preferred A-1 Shares or MTS New Preferred B Shares (after separately aggregating all fractional MTS Ordinary Shares, all fractional MTS New Preferred A-1 Shares and all fractional MTS New Preferred B Shares issuable to such holder) would not receive such fraction, and will instead receive such amount rounded to the nearest whole number of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares, as the case may be.

The Merger Agreement does not provide for an adjustment to the total number of MTS Ordinary Shares, Preferred A-1 Shares and Preferred B Shares that SharpLink shareholders will be entitled to receive for changes in the market price of MTS Ordinary Shares prior to the Effective Time. Accordingly, the market value of the MTS Ordinary Shares issued or underlying MTS Preferred Shares issued in connection with the Transaction will depend on the market value of the MTS Ordinary Shares at the time the Transaction closes, and could vary significantly from the market value of the MTS Ordinary Shares on the date the Merger Agreement was executed or on the date of this proxy statement.

Exchange Ratios

Under the formulas of the Exchange Ratios described in the Merger Agreement, immediately following the Transaction, SharpLink’s securityholders (including holders of SharpLink options; SharpLink’s securities held by Alpha Capital and issued to Alpha Capital in connection with the Closing Financing; and SharpLink’s common stock issued to GreenBlock upon exercise of a warrant issued to GreenBlock as consideration for services rendered to SharpLink) are expected to own approximately 86% of the combined company’s share capital (on a fully-diluted basis, assuming the issuance of all Ordinary Shares issuable upon the exercise of outstanding options and warrants and the conversion of preferred shares), including the Ordinary Shares reserved under the New Equity Plan, and MTS’s securityholders (including MTS’s CEO and CFO, to the extent their equity compensation under Proposals 2 and 3 is approved), are expected to own the remaining 14% of the combined company’s outstanding share capital (on a fully-diluted basis).

The Exchange Ratio formula for purposes of exchanging SharpLink common stock, preferred B stock and options and warrants to purchase common stock is the quotient obtained by dividing (i) ((A/B) - A) by (ii) C, where “A” equals the number of issued and outstanding MTS Ordinary Shares immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis, “B” equals the MTS Percentage (expressed as a fraction) and “C” equals the number of shares of SharpLink common stock issued and outstanding immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis.

The following terms will have the following meanings as they relate to the Exchange Ratio formula:

•	“Alpha Capital Commitment Fee” means such number of MTS Preferred A-1 Shares representing, post-Closing, three percent of the Post-Closing Fully-Diluted Capital Stock.

•	“MTS Percentage” means fourteen percent.

•	“New Equity Incentive Pool” means such number of MTS Ordinary Shares representing, post-Closing, ten percent of the Post-Closing Fully-Diluted Capital Stock.

•
“Pre-Close Fully-Diluted Basis” means all of the issued and outstanding share capital of the relevant entity as of immediately prior to the Effective Time (unless otherwise explicitly noted), on an as-converted and fully-diluted basis, and assuming the full exercise of all outstanding options and warrants and the full conversion of all other convertible securities; provided, for the avoidance of doubt, (i) with respect to MTS, such calculation will assume the issuance of MTS Ordinary Shares in respect of all MTS Preferred Shares, MTS Options, MTS Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding for the avoidance of doubt, the New Equity Incentive Pool and any MTS Ordinary Shares reserved for issuance pursuant to future award grants under the MTS Share Plans (as such term is defined in the Merger Agreement); and (ii) with respect to the SharpLink, such calculation will take into account (a) the number of shares of SharpLink Common Stock issuable upon exercise of SharpLink Options and SharpLink Warrants, which shall be assumed by MTS in accordance with the Merger Agreement, and (b) all SharpLink Common Stock issuable upon conversion of all issued and outstanding SharpLink Series A Preferred Stock assuming such conversion were to occur at the Effective Time in accordance with the term of the SharpLink’s Articles of Incorporation and bylaws, and (c) the New Equity Incentive Pool, and (d) all SharpLink Series A-1 Preferred Stock issued to Alpha Capital to satisfy the Alpha Capital Commitment Fee, and (e) all SharpLink Series B Preferred Stock issued to Alpha Capital pursuant to the closing of the Closing Financing, and (f) the SharpLink Capital Stock issued or issuable upon conversion of the GreenBlock Warrant.

•
“Post-Closing Fully-Diluted Capital Stock” means the number of MTS Ordinary Shares resulting from dividing (i) the number of issued and outstanding shares of MTS Ordinary Shares immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis, by (ii) the MTS Percentage (expressed as a fraction).

•
“GreenBlock Warrant” means a warrant to acquire SharpLink Common Stock that SharpLink issued to its financial advisor in connection with the Transaction. Upon the effective time of the Merger and in accordance with its terms, the GreenBlock Warrant will automatically convert into the right to purchase MTS Ordinary Shares.  If the GreenBlock Warrant is exercised prior to the Effective Time, then the shares of SharpLink Common Stock issued upon such exercise will convert into MTS Ordinary Shares in accordance with the Exchange Ratio.

The Preferred A Exchange Ratio for purposes of exchanging SharpLink Series A Preferred Stock is calculated by multiplying the Exchange Ratio by the number determined by dividing: (A) $1,000, by (B) the “Conversion Price” (as such term is defined in Section 2(b) of SharpLink’s Articles of Incorporation) in effect immediately prior to the Effective Time (which was $2.1693 as of the date of the Merger Agreement).

Closing Financing

The Closing is conditioned on the consummation of the Closing Financing, which is the investment by Alpha Capital, one of MTS’s shareholders, of at least $5 million in SharpLink’s equity immediately prior to the consummation of the Transaction, in consideration for SharpLink Series B Preferred Stock, which will help to satisfy the requirements to maintain the listing of MTS’s Ordinary Shares on the Nasdaq Capital Market upon completion of the Transaction. In its discretion, SharpLink may increase the size of the Closing Financing, provided that any such increase will not decrease the percentage ownership in the combined company to be held by the current MTS securityholders as of the effective time of the Transaction (i.e., 14% of the combined company outstanding share capital on a fully-diluted basis, taking into account the shares reserved under the New Equity Plan). Subsequent to the execution of the Merger Agreement, we were informed that SharpLink and Alpha Capital agreed to increase the size of the Closing Financing to $6 million. The Closing Financing is in addition to Alpha Capital’s $2 million investment in SharpLink’s Series A Preferred Stock in connection with the execution of the letter of intent for the Transaction between MTS and SharpLink in December 2020.

In connection with the Closing Financing, Alpha Capital is entitled to receive a commitment fee from SharpLink, which will be exchanged into the Alpha Capital Commitment Fee upon consummation of the Transaction.

As the Closing Financing will be invested in SharpLink immediately prior to the Closing and as the commitment fee will be issued by SharpLink to Alpha Capital, the MTS share capital that will be issued at Closing to Alpha Capital in exchange for the SharpLink securities that will be issued to Alpha Capital in connection with the Closing Financing and the Alpha Capital Commitment Fee is included in the SharpLink Holdings and will not further dilute the holdings of the Company’s securityholders.

New Preferred Shares

The Preferred Shares to be issued by MTS as consideration in connection with the Transaction will be newly created classes of preferred shares as follows:

Preferred A-1 Shares

Preferred A-1 Shares with equal rights to the Ordinary Shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments); provided, however, that MTS shall not effect any conversion of the Preferred A-1 Shares to the extent that, after giving effect to such conversion, the holder of the Preferred A-1 Shares (together with such holder’s Affiliates and any Persons acting as a group together with such holder) would beneficially own in excess of the beneficial ownership cap, which is initially set at 9.99%, of the number of the Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of the Preferred A-1 Shares held by the holder, or the Beneficial Ownership Limitation.

Prior to conversion into MTS Ordinary Shares, the Preferred A-1 Shares are entitled to the following rights:

•
equal rights to receive dividends, if and when distributed to holders of Ordinary Shares, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation);

•
equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari passu with the Ordinary Shares; and

•
equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation). The rights attached to any class (other than modifications to the Beneficial Ownership Limitation, which may not be modified) may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

In connection with the consummation of the Transaction and adoption of the Revised Articles, the MTS Preferred Shares currently held by Alpha Capital (1,591,579 shares as of the date of this proxy statement) will be designated Preferred A Shares and will have rights identical to the Preferred A-1 Shares set forth above, other than the Conversion Price and the Per Preferred Share Purchase Price, which will be set at $1.14 per share for the Preferred A Shares and at $0.8123 for the Preferred A-1 Shares.

Preferred B Shares

The Preferred B Shares shall be non-voting shares and convertible into Ordinary Shares on a 1-for-1 basis (subject to customary adjustments), subject to the Beneficial Ownership Limitation.

Prior to conversion into MTS Ordinary Shares, the Preferred B Shares are entitled to the following rights:

•
from the Effective Time until the second anniversary of the Effective Time, a right to receive cumulative dividends at the rate per share (as a percentage of the Preferred B Shares’ Per Preferred Share Purchase Price) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the Effective Time and on each Conversion Date (with respect only to Preferred B Shares being converted) (each such date, a “Dividend Payment Date”) in cash, or at the combined company’s option, in duly authorized, validly issued, fully paid and non-assessable Preferred A-1 Shares, or a combination thereof. Dividends on the Preferred B Shares shall be calculated on the basis of a 360-day year, consisting of twelve 30 day periods, and shall accrue daily commencing on the date a Preferred B Share is issued, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the combined company legally available for the payment of dividends. The payment of the dividends in Preferred A-1 Shares shall be made in a number of shares equal to the amount to be paid divided by the Per Preferred Share Purchase Price of the Preferred A-1 Shares as of the Dividend Payment Date;

•
a right to receive from the Company an amount equal to the purchase price of each outstanding Preferred B Share, plus any accrued and unpaid dividends, fees or liquidated damages due thereon (in connection with delays in conversion of Preferred B Shares), to be paid upon any liquidation, dissolution or winding-up of the Company, before any distribution to the other securityholders of the Company;

•
a “full ratchet” anti-dilution adjustment to the conversion price of the Preferred B Shares in the event the Company issues or sells Ordinary Shares or Ordinary Share Equivalents for a consideration per share that is less than the conversion price per share of the Preferred B Shares then in effect, other than in connection with an Exempt Issuance (as such term is defined in the Revised Articles) and to a minimum price equal to the higher of: (A) $0.10 and (B) 20% of the closing price on the trading day immediately prior to the consummation of the Transaction; and

•
as long as 1,545,895 of the Preferred B Shares (constituting approximately 20.9% of the Preferred B Shares expected to be outstanding immediately following the consummation of the Transaction) remain outstanding, unless the holders of at least 50.1% of the Preferred B Shares shall otherwise consent in writing, the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (A) amend charter documents in any manner that materially and adversely affects any rights of holders of the Preferred B Shares, (B) repay, repurchase or otherwise acquire more than a de minimis number of its Ordinary Shares, Ordinary Share Equivalents or Junior Securities (as such terms are defined in Revised Articles), subject to certain exceptions, (C) pay cash dividends or distributions to Junior Securities unless the Company has paid all dividends on the Preferred B Shares and the Preferred B Shares will participate ratably (on an as-converted basis) in the dividends paid to the Ordinary Shares, (D) enter into any transaction with any Affiliates of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arms’-length basis and approved by a majority of the disinterested directors of the Company, or (E) enter into any agreement with respect to any of the foregoing.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by MTS, Merger Sub and SharpLink relating to their respective businesses, as well as other facts pertinent to the Transaction. These representations and warranties are subject to materiality, knowledge and other similar qualifications and expire at the effective time of the Transaction. The representations and warranties of each of MTS, Merger Sub and SharpLink have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Transaction and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

SharpLink made a number of representations and warranties to MTS and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

•	due organization; subsidiaries; directors and officers; key employees; organizational documents

•	authority; binding nature of agreement;

•	non-contravention; consents;

•	capitalization;

•	financial statements;

•	absence of changes;

•	absence of undisclosed liabilities

•	title to assets;

•	real property; leasehold;

•	intellectual property;

•	data protection;

•	information technology;

•	agreements, contracts and commitments;

•	compliance; permits;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	insurance;

•	legal proceedings; orders;

•	inapplicability of anti-takeover statutes;

•	no financial advisors;

•	transactions with affiliates;

•	anti-bribery;

•	control stake;

•	trade and sanctions compliance;

•	closing financing; and

•	disclaimer of other representations or warranties.

Significant portions of SharpLink’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to SharpLink means any effect, change, event, circumstance or development that, when considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of such material adverse effect, has or would reasonably be expected to have a material adverse or effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of SharpLink; provided that effects, changes, events, circumstances or developments arising or resulting from the following shall not be taken into account in determining whether there has been a material adverse event with respect to SharpLink:

•
changes or conditions generally affecting the industries or markets in which SharpLink operates, and changes in the industries in which SharpLink operates regardless of geographic region (including legal and regulatory changes), other than such changes that materially adversely affect SharpLink’s business as now conducted and as proposed to be conducted by imposing licensing or permitting requirements or prohibiting or making illegal certain actions currently conducted or proposed to be conducted by SharpLink;

•	acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets;

•	any change in, or any compliance with or action taken for the purpose of complying with, any applicable laws or U.S. GAAP (or interpretations of any applicable law or U.S. GAAP);

•	changes resulting from the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

•	changes resulting from the taking of any action required to be taken by the Merger Agreement; or

•	pandemics (including the COVID-19 pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event.

except (in the case of the first three bulleted items above), to the extent disproportionately affecting SharpLink, relative to other companies in the industries in which SharpLink operates.

MTS and Merger Sub made a number of representations and warranties to SharpLink in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	subsidiaries; due organization; organizational documents;

•	authority; binding nature of agreement

•	vote required;

•	non-contravention; consents;

•	capitalization;

•	SEC filings; financial statements;

•	absence of changes;

•	absence of undisclosed liabilities

•	title to assets;

•	real property;

•	leaseholds;

•	intellectual property;

•	material contracts;

•	compliance; permits; legal proceedings; orders;

•	tax matters;

•	employee and labor matters; benefit plans;

•	environmental matters;

•	transactions with affiliates;

•	insurance;

•	no financial advisors;

•	anti-bribery;

•	valid issuance;

•	opinion of financial advisor;

•	shell company status;

•	trade and sanctions compliance; and

•	disclaimer of other representations or warranties.

Significant portions of MTS’s representations and warranties are also qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to MTS means any effect, change, event, circumstance or development that, considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the date of determination of the occurrence of such material adverse effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of MTS or its subsidiaries, taken as a whole, regardless of whether or not such change constitutes a breach of the representations and warranties made by the MTS or Merger Sub in the Merger Agreement; provided that effects, changes, events, circumstances or developments arising or resulting from the following shall not be taken into account in determining whether there has been a material adverse event with respect to MTS:

•
changes or conditions generally affecting the industries or markets in which MTS and its subsidiaries operate, and changes in the industries in which MTS operates regardless of geographic region (including legal and regulatory changes;

•	acts of war, armed hostilities or terrorism;

•	changes in financial, banking or securities markets;

•	any change in, or any compliance with or action taken for the purpose of complying with, any applicable law or U.S. GAAP (or interpretations of any applicable law or U.S. GAAP);

•	changes resulting from the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;

•	changes resulting from the taking of any action required to be taken by the Merger Agreement; or

•	pandemics (including the COVID-19 pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event;

except (in the case of the first three bulleted items above), to the extent disproportionately affecting MTS and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which MTS and its subsidiaries operate.

Covenants; Conduct of Business Pending the Transaction

Each of the parties agreed that, during the period commencing on the execution date of the Merger Agreement and ending at the earlier of the date of termination of the Merger Agreement and the Effective Time, it and its subsidiaries (i) will conduct its business and operations in the ordinary course, consistent with past practices; provided that during any period of full or partial suspension of operations related to the COVID-19 pandemic, each party may, in connection with the COVID-19 pandemic, take such actions as are reasonably necessary: (x) to protect the health and safety of such parties' employees and other individuals having business dealings with such party(ies); or (y) to respond to third-party supply or service disruptions caused by the COVID-19 pandemic; provided further that following any such suspension, to the extent that a party took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business, to resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable; and (ii) shall conduct their business and operations in compliance in all material respects with all applicable Laws and the requirements of all contracts that constitute material contracts under the Merger Agreement. Each party also agreed that it would provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.

MTS also agreed that prior to the earlier of termination of the Merger Agreement and the Effective Time, subject to certain limited exceptions set forth in the Merger Agreement, without the prior written consent of SharpLink, MTS would not and would not permit any of its subsidiaries to:

•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares or make any other actual, constructive or deemed distribution in respect of its share capital, except for cash dividends made by any direct or indirect subsidiary of MTS to MTS or one of its subsidiaries, or directly or indirectly acquire, repurchase, redeem or otherwise reacquire any of its shares or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under the MTS share option plans and in accordance with their current terms);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any shares or other security of MTS (except for MTS Ordinary Shares issued upon the valid exercise of outstanding MTS Options and except as contemplated by the Reverse Split); (B) any option, warrant or right to acquire any shares or any other security; or (C) any instrument convertible into or exchangeable for any shares or other security of MTS;

•
propose to adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization of MTS, or initiate the election or appointment of any new directors or executive officers of MTS, except for reelection of incumbent directors and the transactions contemplated by the Merger Agreement and actions and resolutions adopted in the course of its implementation;

•
except as required to give effect to anything in contemplation of the closing of the Transaction, amend any of its or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, or similar transaction except, for the avoidance of doubt, the transactions contemplated by the Merger Agreement and as permitted by the Merger Agreement;

•	form any subsidiary, except for Merger Sub, or acquire any equity interest or other interest in any other entity or enter into a joint venture, strategic alliance or partnership with any other entity;

•
acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other person or (2) any assets that are material, individually or in the aggregate, to MTS and its subsidiaries, taken as a whole; or (3) sell, lease (as lessor), license or otherwise dispose of or subject to any Encumbrance any properties or assets of MTS or its subsidiaries, which are material to MTS and its subsidiaries individually or taken as a whole;

•
(A) lend money to any individual, entity or governmental body (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

•	recognize any labor union, labor organization, or similar individual, entity or governmental body;

•	enter into any material transaction outside the ordinary course of business;

•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material MTS intellectual property, other than in the ordinary course of business;

•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable (subject to good faith disputes with respect to such taxes), file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate any MTS material contract, except if such execution, amendment or termination is in the ordinary course of business;

•
(A) except in the ordinary course of business, make any expenditures, incur any liabilities, settle or discharge or satisfy any claims, litigation, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business) in order to accelerate or induce the collection of any receivable;

•	enter into, engage in or amend any transaction or Contract with any interested parties;

•	other than as required by applicable law or U.S. GAAP, take any action to change accounting policies or procedures;

•	cancel or fail to in good faith seek to renew any material insurance policies;

•
adopt any new compensation arrangements or benefit plans or materially increase the existing compensation or benefits of any employee, consultant, director or service provider, except for increases to compensation in the ordinary course of business;

•	apply for or accept any material governmental grants from any governmental body;

•	initiate, settle, compromise, or agree to or settle any claims or legal proceeding; or

•	agree, resolve or commit to do any of the foregoing.

SharpLink also agreed that prior to the earlier of termination and the Effective Time, subject to certain limited exceptions set forth in the Merger Agreement, without the prior written consent of MTS, SharpLink would not:

•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its share capital or make any other actual, constructive or deemed distribution in respect of the SharpLink capital stock, or directly or indirectly acquire, or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under the SharpLink stock option plan in accordance with their current terms);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any share capital or other security of SharpLink or its subsidiary (except for outstanding SharpLink common stock issued upon the valid exercise of SharpLink options, the issuance of the GreenBlock Warrant and issuance of SharpLink common stock upon valid exercise thereof, the conversion of SharpLink Series A Preferred Stock, the issuance of SharpLink Series A-1 Preferred Stock to satisfy the Alpha Capital Commitment Fee and the issuance of SharpLink Series B Preferred Stock to Alpha Capital in connection with the Closing Financing); (B) any option, warrant or right to acquire any share capital or any other security, other than option grants to employees and service providers; or (C) any instrument convertible into or exchangeable for any share capital or other security of SharpLink or its subsidiary;

•
except as required to give effect to anything in contemplation of the consummation of the Transaction, amend any of its organizational documents (other than that the amendments contemplated by the Merger Agreement), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by the Merger Agreement;

•
propose to adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization of SharpLink or its subsidiary, or elect or appoint any new directors or executive officers of SharpLink or its subsidiaries, except for the appointment of one additional director as communicated to MTS and except for the transactions contemplated by the Merger Agreement and actions and resolutions adopted in the course of its implementation;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture, strategic alliance or partnership with any other entity;

•
acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other individual, entity or governmental body or (2) any assets that are material, individually or in the aggregate, to SharpLink and its subsidiary; or (3) other than in the ordinary course of business, sell, lease (as lessor), license or otherwise dispose of or subject to any encumbrance any properties or assets of SharpLink or its subsidiary, which are material to SharpLink or subsidiary, except for purchases of inventory, services or supplies in the ordinary course of business;

•
(A) lend money to any individual, entity or governmental body (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the ordinary course of business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

•	recognize any labor union, labor organization, or similar individual, entity or governmental body;

•	enter into any material transaction other than in the ordinary course of business;

•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•	sell, assign, transfer, license, sublicense or otherwise dispose of any material SharpLink intellectual property (other than pursuant to non-exclusive licenses in the ordinary course of business);

•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable (subject to good faith disputes with respect to such taxes), file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•
enter into, materially amend or terminate any company material contract, except if such execution, amendment or termination is in the ordinary course of business or is required or reasonably advisable to issue shares in connection with the Closing Financing and/or the Alpha Capital Commitment Fee in order to facilitate the consummation of the Transaction, which, for clarity, will include entering into amendments to the Closing Financing as contemplated in the Merger Agreement;

•
(A) except in the ordinary course of business, make any expenditures, incur any liabilities, settle or discharge or satisfy any claims, litigation, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

•	enter into, engage in or amend any transaction or contract with any “related party”, except as required for the consummation of the Transaction;

•	other than as required by applicable law or U.S. GAAP, take any action to change accounting policies or procedures;

•	cancel or fail to in good faith seek to renew any material insurance policies;

•	apply for or accept any material governmental grants from any governmental body;

•	initiate or settle, compromise, or agree to settle any legal proceeding; or

•	agree, resolve or commit to do any of the foregoing.

Non-Solicitation and Superior Offers

The Merger Agreement contains provisions prohibiting MTS and SharpLink from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, each of MTS and SharpLink has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) enter into or participate in any discussions or negotiations with any individual or entity with respect to any acquisition proposal or acquisition inquiry; (iii) furnish any information regarding such party to any individual or entity in connection with, in response to, relating to or for the purpose of assisting with or facilitating an acquisition proposal or acquisition inquiry; (iv) approve, endorse or recommend any acquisition proposal (subject to terms of the Merger Agreement); (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other party).

However, prior to receipt of the approval of the proposal relating to the Transactions set forth in this proxy statement, MTS or SharpLink (i) may enter into discussions or negotiations with, any individual or entity that has made (and not withdrawn) a bona fide, unsolicited, acquisition proposal, which the MTS or SharpLink Board of Directors, as the case may be, determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a “superior offer,” and (ii) may thereafter furnish to such individual or entity non-public information regarding such party pursuant to an executed confidentiality agreement at least as favorable to such party as those contained in the confidentiality agreement executed between MTS and SharpLink, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such party nor any representative of such party has breached the provisions of the non-solicitation section of the Merger Agreement; (B) the Board of Directors of such party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of such party under applicable law; (C) at least three (3) business days prior to furnishing any such non-public information to, or entering into discussions with, such individual or entity, such party gives the other party(ies) written notice of the identity of such individual or entity and of such party’s intention to furnish non-public information to, or enter into discussions with, such individual or entity; and (D) at least three (3) business days prior to furnishing any such non-public information to such individual or entity, such party furnishes such non-public information to the other party(ies) (to the extent such non-public information has not been previously furnished by such party to the other party(ies)).

If any party or any representative or subsidiary of such party receives an acquisition proposal or acquisition inquiry, then such party shall promptly (and in no event later than one business day after such party becomes aware of such acquisition proposal or acquisition inquiry) advise the other party(ies) in writing of such acquisition proposal or acquisition inquiry (including the identity of the individual or entity making or submitting such acquisition proposal or acquisition inquiry, and the terms thereof). Such party shall keep the other party(ies) fully informed, on a current basis, in all material respects with respect to the status and terms of any such acquisition proposal or acquisition inquiry and any modification or proposed modification thereto. In addition to the foregoing, each party shall provide the other party(ies) with at least five (5) business days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an acquisition proposal or acquisition inquiry it has received.

An acquisition inquiry means, with respect to MTS or SharpLink, an inquiry, indication of interest or request for information to a party (other than an inquiry, indication of interest or request for information made or submitted by SharpLink, on the one hand, or MTS, on the other hand, to the other party) that would reasonably be expected to lead to an acquisition proposal with such party.

An acquisition proposal means, with respect to MTS or SharpLink, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of SharpLink or any of its affiliates, on the one hand, or by or on behalf of MTS or any of its affiliates, on the other hand, to the other party) made by a third party contemplating or otherwise relating to any acquisition transaction with such party.

An acquisition transaction means any transaction or series of related transactions involving:

•
any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (a) in which a party is a constituent entity; (b) in which an individual or entity or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of individuals and/or entities directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (c) in which a party or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole; or

•
in the case of SharpLink, any of the following: (A) its initial public offering, (B) SharpLink (or any successor/surviving entity in a reverse merger or other business combination transaction) becoming subject to the reporting requirements under the Exchange Act, whether directly or through a parent or holding entity, and (C) the date the SharpLink common stock is listed or quoted on any trading market.

Provided however that a sale or other disposition of part or all of the MTS legacy business shall, for the avoidance of doubt, not be considered an acquisition transaction.

A superior offer means unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Merger Agreement; and (b) is on terms and conditions that the MTS Board or SharpLink’s board, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that the MTS Board or SharpLink’s board, as applicable, deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the MTS shareholders or SharpLink shareholders, as applicable, than the terms of the Transaction; and (ii) is reasonably capable of being consummated within the six-month period following the date of the Merger Agreement; provided, however, that any such offer shall not be deemed to be a “superior offer” if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by third parties or (B) if the consummation of such transaction is contingent on any such financing being obtained which is not reasonably capable of being obtained by third parties.

SharpLink and MTS, as the case may be, may terminate the Merger Agreement under certain circumstances, including circumstances relating to breaches of the non-solicitation provisions, changes in the MTS board recommendation, entry into letters of intent or contracts relating to any acquisition proposals. Terminations in connection with these circumstances result in the obligation of the party causing the termination to pay a termination fee in the amount of $1.3 million.

 Proxy Statement and General Meeting

The Merger Agreement provides that as promptly as practicable after the execution of the Merger Agreement, the parties shall prepare, and MTS shall cause to be filed with the SEC, the proxy statement that will include the following: (i) the change of control of MTS resulting from the Transaction pursuant to the Nasdaq rules, (ii) the issuance of a “control stake” (dvukat shlita) or more than 45% of the voting rights, as the case may be, to SportsHub pursuant to the terms of Section 328(b)(1) of the Companies Law, (iii) the issuance of the MTS Ordinary Shares, MTS Preferred A-1 Shares and MTS Preferred B Shares in an unregistered offering pursuant to the Nasdaq rules, (iv) the adoption of the Revised Articles, which shall include (A) an increase to the Company’s registered capital and, if agreed by the Parties, changes to reflect the Reverse Split, (B) the creation of the MTS Preferred A-1 Shares and MTS Preferred B Shares and (C) a name change of MTS (subject to consent of the Israeli Companies Registrar), effective upon the consummation of the Transaction, (v) the election of SharpLink’s board nominees as board members, commencing at the Effective Time, (vi) the purchase by MTS of the “runoff” D&O liability insurance policy, (vii) the adoption of the form of Indemnification Agreement to be entered into by each member of MTS’s Board of Directors and officers from time to time (following the effective time of the Transaction), (viii) adoption of SharpLink’s option plan and the New Equity Plan by MTS, as determined by SharpLink, and (ix) any other matter required or advisable, at the reasonable discretion of the Board of Directors of MTS or SharpLink and as agreed to by the other party, including without limitation, compensation matters, in order to give effect to, and reflect governance, leadership and operational changes in connection with, the transactions contemplated under the Merger Agreement. These matters are collectively referred to as the “MTS Shareholder Matters.” MTS shall take reasonable measures to ensure that all proxies solicited in connection with the Meeting are solicited in compliance with all applicable law. If on or before the date of the Meeting, MTS reasonably believes that: (i) it will not receive proxies sufficient to obtain the required approvals, whether or not a quorum would be present or (ii) it will not have sufficient MTS Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Meeting, MTS may postpone or adjourn, or make one or more successive postponements or adjournments of, the Meeting as long as the date of the Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

MTS agreed that, subject to certain exceptions: (1) the MTS Board shall recommend that MTS’s shareholders vote to approve the MTS Shareholder Matters, (2) the proxy statement shall include a statement to the effect that the MTS Board recommends that MTS’s shareholders vote to approve the MTS Shareholder Matters, or the MTS Board Recommendation; and (3) the MTS Board Recommendation shall not be withheld, amended, withdrawn or modified in a manner adverse to the Company without the Company’s prior written consent.  The actions set forth in the foregoing clause (3) are collectively hereinafter referred to as an MTS Board Adverse Recommendation Change.

The Merger Agreement provides that prior to the receipt of the required MTS shareholder vote the MTS Board may make an MTS Board Adverse Recommendation Change, if (i) without any a breach of (or in violation of) the non-solicitation provision of the Merger Agreement, the MTS Board has received an acquisition proposal that the MTS Board has determined in its reasonable, good faith judgment, after consultation with MTS’s outside legal counsel, constitutes a superior offer, and (ii) the MTS Board determines in its good faith judgment, after consultation with MTS’s outside legal counsel, that given the superior offer, failing to make an MTS Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable law; provided, however, that prior to MTS taking any such action, MTS must (1) promptly notify SharpLink, in writing, within 3 business days before making an MTS Board Adverse Recommendation Change, of its intention to take such action with respect to a superior offer, which notice shall state expressly that MTS has received an acquisition proposal that the MTS Board intends to declare a superior offer and that the MTS Board intends to make an MTS Board Adverse Recommendation Change, and (2) attach to such notice the most current version of the proposed agreement and the identity of the third party making such superior offer.

Registration Statement

The Merger Agreement provides that, as promptly as practicable after the execution of the Merger Agreement, the parties shall prepare, and MTS shall cause to be filed with the SEC, a registration statement on Form F-3, or the Registration Statement, registering the following for resale: (i) if requested by SharpLink, all of the MTS Ordinary Shares to be issued to Alpha Capital as the Alpha Capital Commitment Fee and/or the MTS Ordinary Shares underlying the MTS Preferred B Shares to be issued as consideration in the Transaction, (ii) all of the MTS Ordinary Shares to be issued to SharpLink’s shareholders, other than SportsHub and certain of SharpLink’s current officers and directors, (iii) all of the MTS Ordinary Shares issuable upon conversion of MTS Preferred A-1 Shares to be issued consideration in connection with the Transaction, and (iv) all of the MTS Ordinary Shares issuable upon exercise of the GreenBlock Warrant.

Regulatory Approvals

Each party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the execution of the Merger Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental body with respect to the Transaction, and to submit promptly any additional information requested by any such governmental body. MTS does not intend to seek any regulatory approval to consummate the Transaction.

Employee Benefit Matters

Under the terms of the Merger Agreement, for purposes of vesting, eligibility to participate, and level of benefits under the employee benefit plans, programs, contracts or arrangements of SharpLink providing benefits to any employee who is not an employee of MTS or any of its subsidiaries who is transferred to be employed by MTS or any of their respective subsidiaries immediately following the closing of the Transaction will be credited with his or her years of service with SharpLink and its respective predecessors, subject to certain customary exceptions.

Indemnification and Insurance for Officers and Directors

Under the Merger Agreement, from the closing of the Transaction through the seventh anniversary of the date on which the effective time of the Transaction occurs, MTS and the surviving corporation in the Transaction agree to, jointly and severally, indemnify and hold harmless to the fullest extent allowed applicable law, each present and former director or officer of MTS against all claims, losses, liabilities, damages judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of such individual’s position as a director or officer of MTS, whether asserted or claimed prior to, at or after the effective time of the Transaction.

Under the Merger Agreement, the provisions of the MTS Articles with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of MTS that are presently set forth in the MTS Articles shall not be amended, modified or repealed for a period of seven years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of MTS. The certificate of incorporation and bylaws of SharpLink shall contain, and MTS shall cause the certificate of incorporation and bylaws of SharpLink to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in SharpLink’s certificate of incorporation and bylaws.

The Merger Agreement also provides that MTS will purchase a run-off insurance policy for MTS’s officers and directors in effect for seven years from the closing, providing coverage not in excess of MTS’s current directors’ and officers’ liability insurance policy. The Merger Agreement further provides that MTS will be responsible for payment of all deductibles and other expenses in connection with the run-off insurance policy following the effective time of the Transaction. MTS is proposing the purchase of such a run-off insurance policy pursuant to Proposal 1(j) of this proxy statement.

Additional Agreements

Each of MTS, Merger Sub and SharpLink has agreed to, among other things:

•	use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Transaction and any other transaction contemplated by the Merger Agreement;

•
reasonably cooperate with the other parties and provide the other parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each party of its respective obligations under the Merger Agreement and to enable the surviving corporation to continue to meet its obligations under the Merger Agreement following the closing;

•
make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the Transaction and any other transaction contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Transaction and any other transaction contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation the Transaction and any other transaction contemplated by the Merger Agreement;

•	use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement; and

•
use its commercially reasonable efforts to cause the merger to qualify, and agree not to, and not permit or cause any of its affiliates or any subsidiaries to, take any actions or cause any action to be taken which would reasonably be expected to prevent the merger from qualifying, as a “reorganization” under Section 368(a) of the Code or to prevent MTS from being treated as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following consummation of the Transaction.

Nasdaq Stock Market Listing

The MTS Ordinary Shares are currently listed on The Nasdaq Capital Market under the symbol “MTSL.” The Merger Agreement provides that MTS shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the MTS Ordinary Shares to be issued in connection with the transactions contemplated by the Merger Agreement, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) to file an initial listing application for the MTS Ordinary Shares on Nasdaq, or the Nasdaq Listing Application, and to cause such listing application to be approved prior to the Effective Time subject to official notice of issuance. In addition, under the Merger Agreement, each of MTS’s and SharpLink’s obligation to complete the Transaction is subject to satisfaction or waiver by each of the parties, at or prior to the closing of the Transaction, of various conditions, including that the existing MTS Ordinary Shares must have been continually listed on The Nasdaq Capital Market, the MTS Ordinary Shares to be issued in the Transaction shall be approved for listing (subject to official notice of issuance) on The Nasdaq Capital Market as of the effective time of the Transaction and, to the extent required by Nasdaq Marketplace Rule 5110, the Nasdaq Listing Application has been approved for listing (subject to official notice of issuance).

If the Nasdaq Listing Application is accepted, MTS anticipates that its Ordinary Shares will be listed on The Nasdaq Capital Market following the closing of the Transaction under the trading symbol “BETS” or an alternative symbol submitted by us and SharpLink and accepted by Nasdaq.

Conditions to the Completion of the Transaction

The respective obligations of MTS, Merger Sub and SharpLink to complete the Transaction and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•
there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Transaction by any court of competent jurisdiction or other governmental body of competent jurisdiction and remain in effect, and there shall not be any applicable law, statute, rule, regulation, ruling or decree which has the effect of making the consummation of the Transaction illegal;

•	the holders of the requisite majority of the MTS Ordinary Shares shall have approved the MTS Shareholder Matters;

•
the securities purchase agreement between Alpha Capital and SharpLink shall be in full force and effect and concurrently with the consummation of the Transaction cash proceeds of not less than the Closing Financing shall have been received by SharpLink pursuant to such agreement;

•
holders of no more than 2% of the outstanding SharpLink capital stock shall have validly exercised, or remained entitled to exercise, their appraisal rights under the Minnesota Business Corporations Act;

•
SharpLink shall have received a tax ruling from the Israel Tax Authority that explicitly indicates that the issuance of shares by MTS as consideration in the Transaction will be exempt from withholding obligations;

•
the existing MTS Ordinary Shares must have been continually listed on The Nasdaq Capital Market through the closing of the Transaction, the MTS Ordinary Shares to be issued in the Transaction must be approved for listing on The Nasdaq Capital (subject to official notice of issuance) as of the effective time of the Transaction, and, to the extent required by Nasdaq Marketplace Rule 5110, the Nasdaq Listing Application has been approved for listing (subject to official notice of issuance); and

•
there shall not be any legal proceeding pending, or overtly threatened in writing, by an official of a governmental body in which such governmental body indicates that it intends to conduct any legal proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Transaction; (b) relating to the Transaction and seeking to obtain from MTS, Merger Sub or SharpLink any damages or other relief that may be material to SharpLink or MTS; (c) seeking to prohibit or limit in any material and adverse respect a party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of SharpLink; (d) seeking to invalidate or render unenforceable any material provision of the Merger Agreement or any of the other agreements attached as exhibits thereto or contemplated thereby; (e) that would materially and adversely affect the right or ability of MTS or SharpLink to own the assets or operate the business of MTS or SharpLink; or (f) seeking to compel SharpLink, MTS or any subsidiary of MTS to dispose of or hold separate any material assets as a result of the Transaction.

In addition, the obligation of MTS and Merger Sub to complete the Transaction is further subject to the satisfaction or waiver of the following conditions:

•
the representations of SharpLink contained in the Merger Agreement were accurate as of the date of the Merger Agreement and are accurate as of the consummation of the Transaction, in all respects (in the case of any representation containing any materiality qualification) or in all material respects (in the case of any representation without any materiality qualification), except for representations and warranties made as of a specific date, which shall be accurate as of such date, and except for changes contemplated by the Merger Agreement;

•
SharpLink shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the Transaction;

•
MTS shall have received certain documents, certificates and declarations and a waiver from Alpha Capital waiving any contractual or other right it may have in connection with the Merger Agreement and the transactions contemplated thereby, under the MTS Articles and pursuant to the securities purchase agreement between MTS and Alpha Capital, other than such rights specifically set forth in the Merger Agreement; and

•	Since the date of the Merger Agreement, there shall not have occurred any material adverse effect with respect to SharpLink.

In addition, the obligation of SharpLink to complete the Transaction is further subject to the satisfaction or waiver of certain conditions, including:

•
The representations of MTS and Merger Sub contained in the Merger Agreement were accurate as of the date of the Merger Agreement and are accurate as of the consummation of the Transaction, in all respects (in the case of any representation containing any materiality qualification) or in all material respects (in the case of any representation without any materiality qualification), except for representations and warranties made as of a specific date, which shall be accurate as of such date and except for changes contemplated by the Merger Agreement;

•
MTS and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under the Merger Agreement at or prior to the effective time of the Transaction;

•
SharpLink shall have received certain documents, certificates and declarations and written resignations of the directors and officers of MTS who are not to continue as directors and/or officers of MTS after the consummation of the Transaction;

•	the SEC shall have declared effective the Registration Statement;

•	Since the date of the Merger Agreement, there shall not have occurred any material adverse effect with respect to MTS;

•	SharpLink shall have received the lock-up agreements duly executed by each of Mr. Haim Mer, Mr. Roy Hess and Ms. Ofira Bar, each of which shall be in full force and effect; and

•
(a) MTS and SharpLink shall have agreed in writing upon the estimates of the MTS cash at closing and the transaction expenses that will not have been paid by MTS prior to consummation of the Transaction, or a designated accounting firm shall have delivered its determination with respect to the such estimates, and (b) the MTS cash at closing at the anticipated effective time of the Transaction shall be at least $900,000, provided, however, that this amount will be increased by an amount equal to the aggregate amount of MTS transaction expenses not paid by MTS prior to consummation of the Transaction, if any, but only to the extent such transaction expenses were not taken into account in the calculation of the MTS cash at closing.

Under the Merger Agreement, the term MTS cash at closing means: (i) cash and cash equivalents held by MTS, on a consolidated basis, plus (ii) accounts receivable of MTS immediately prior to the effective time of the Transaction that are reasonably expected to be collected by MTS, on a consolidated basis, in the ordinary course of business without any counterclaim, or a claim for a chargeback, deduction, credit, set-off or other offset, with such amount to be estimated in good faith based upon the internal A/R aging report dated as of such estimation, plus (iii) any amount of the premiums in connection with the “runoff” D&O liability insurance policy paid by MTS prior to consummation of the Transaction, if any, plus (iv) any documented fees and expenses paid by MTS prior to consummation of the Transaction in connection with the Nasdaq Listing Application, the Nasdaq listing process, the preparation and filing of the Registration Statement and the fees and expenses of a proxy solicitor mutually agreed on by MTS and SharpLink that were not reimbursed by SharpLink prior to consummation of the Transaction.

Termination of the Merger Agreement and Termination Fee

The Merger Agreement may be terminated at any time before the consummation of the Transaction, whether before or after the required MTS shareholder approval to complete the Transaction has been obtained (unless indicated otherwise below) as follows:

a.	by mutual written consent of MTS and SharpLink;

b.
by either SharpLink or MTS if the Transaction is not consummated on or before July 31, 2021 (as extended by the parties prior to the publication of this proxy statement), or such later date as SharpLink and MTS may mutually agree (except that a party seeking to terminate the Merger Agreement pursuant to this option may not do so if the failure to consummate the Transaction by such date shall be due to the action or failure to act of the party seeking to terminate the Merger Agreement in breach of such party’s obligations under the Merger Agreement);

c.
by either MTS or SharpLink if a court of competent jurisdiction or other governmental body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement;

d.
by either MTS or SharpLink if: (i) the Meeting (including any adjournments and postponements thereof) shall have been held and completed and MTS’s shareholders shall have taken a final vote on the MTS Shareholder Matters and (ii) the MTS Shareholder Matters shall not have been approved at the Meeting (or at any adjournment or postponement thereof) by the required majority;

e.
by SharpLink (at any time prior to obtaining the required majority in connection with the MTS Shareholder Matters) if any of the following events have occurred: (i) MTS shall have failed to include in the proxy statement the recommendation of the MTS Board as contemplated under the Merger Agreement or shall have made a MTS Board Adverse Recommendation Change; (ii) the MTS Board or any committee thereof shall have publicly approved, endorsed or recommended any acquisition proposal (or shall have not publicly recommended against any acquisition proposal that is a tender offer or exchange offer within five business days after the commencement thereof); (iii) MTS shall have entered into any letter of intent or contract or similar document contemplating or otherwise relating to any acquisition proposal (other than a confidentiality agreement permitted pursuant to the non-solicitation provision of the Merger Agreement); or (d) MTS or any of its representatives has willfully and intentionally breached the non-solicitation provision of the Merger Agreement;

f.
by MTS (at any time prior to obtaining the required majority in connection with the MTS Shareholder Matters) if any of the following events have occurred: (i) the SharpLink shareholders vote to terminate the Merger Agreement or take any other action that is reasonably likely to prevent the consummation of the transactions contemplated by the Merger Agreement (other than as a result of any action or inaction by MTS or its subsidiaries that constitutes a material breach of the Merger Agreement that permits SharpLink to terminate the Merger Agreement under (i) below after the opportunity to cure such breach as set forth in (i) below, if applicable, has elapsed without cure of such breach); (ii) the SharpLink board of directors has approved, endorsed or recommended any acquisition proposal; (iii) SharpLink shall have entered into any letter of intent or contract or similar document contemplating or otherwise relating to any acquisition proposal (other than a confidentiality agreement permitted pursuant to the non-solicitation provision of the Merger Agreement); or (iv) SharpLink or any of its representatives has willfully and intentionally breached the non-solicitation provision of the Merger Agreement;

g.
by MTS, by written notice to SharpLink, prior to obtaining the required majority in connection with the MTS Shareholder Matters, if the MTS Board authorizes MTS to enter into a definitive agreement to effect a transaction constituting a superior offer, in compliance with the non-solicitation provision of the Merger Agreement;

h.
by SharpLink, by written notice to MTS, prior to obtaining the required majority in connection with the MTS Shareholder Matters, if SharpLink’s board of directors authorizes SharpLink to enter into a definitive agreement to effect a transaction constituting a superior offer, in compliance with the non-solicitation provision of the Merger Agreement;

i.
by SharpLink, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by MTS or Merger Sub or if any representation or warranty of MTS or Merger Sub shall have become inaccurate, in either case, such that certain closing conditions could not be satisfied; provided that SharpLink is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in MTS’s or Merger Sub’s representations and warranties or breach by MTS or Merger Sub is curable by MTS or Merger Sub within 30 calendar days, then the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from SharpLink to MTS or Merger Sub of such breach or inaccuracy and its intention to terminate the Merger Agreement (it being understood that the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy if such breach by MTS or Merger Sub is cured prior to such termination becoming effective); provided further, however, that no termination may be made pursuant to this option solely as a result of the failure to obtain the required majority in connection with the MTS Shareholder Matters (in which case, termination must be made pursuant to (d) above); or

j.
by MTS, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement by SharpLink or if any representation or warranty of SharpLink shall have become inaccurate, in either case, such that certain closing conditions could not be satisfied; provided that neither MTS nor Merger Sub is not then in material breach of any representation, warranty, covenant or agreement under the Merger Agreement; provided, further, that if such inaccuracy in SharpLink’s representations and warranties or breach by SharpLink is curable by SharpLink within 30 calendar days, then the Merger Agreement shall not terminate as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from MTS to SharpLink of such breach or inaccuracy and its intention to terminate the Merger Agreement (it being understood that this Agreement shall not terminate as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

MTS is required to pay SharpLink a nonrefundable termination fee of $1,300,000 if the Merger Agreement is terminated by SharpLink pursuant to clause (e) above or by MTS pursuant to clause (g) above, within ten business days of the termination.

SharpLink is required to pay MTS a nonrefundable termination fee of $1,300,000, if the Merger Agreement is terminated by MTS pursuant to clause (f) above or by SharpLink pursuant to clause (h) above, within ten business days of the termination.

Any termination of the Merger Agreement and the payment of the termination fee shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that SharpLink will pay all Nasdaq fees associated with the Nasdaq Listing Application and any payments charged by consultants reasonably agreed upon by SharpLink and MTS assisting with the listing process.

Amendment

The Merger Agreement may be amended by an instrument in writing signed on behalf of each of MTS, Merger Sub and SharpLink with the approval of the respective boards of directors of MTS, Merger Sub and SharpLink at any time, except that after the Merger Agreement has been adopted by the shareholders of MTS, no amendment which by law requires further approval by the shareholders of MTS will be made without such further approval.

Governing Law and Jurisdiction

The Merger Agreement is governed by, and construed in accordance with, the laws of New York, regardless of the applicable laws that might otherwise govern under applicable principles of conflicts of laws, except for corporate governance matters applicable to MTS which shall be subject to the laws of the State of Israel and for corporate law matters relating to the merger between SharpLink and Merger Sub, which shall be subject to the Laws of the State of Minnesota and the State of Delaware, as applicable. In any action or proceeding between any of the parties arising out of or relating to the Merger Agreement or any of the transactions contemplated thereby, other than certain exceptions, each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the competent courts located in New York County, New York, USA.

Revised Articles

In connection with the Transaction, MTS agreed to adopt the Second Amended and Restated Articles of Association of MTS, effective upon the consummation of the Transaction, which will, among other things: (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect the Reverse Split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles, and to approve corresponding amendments to the Company’s Memorandum of Association.

For more information concerning the rights attached to the Preferred A Shares, Preferred A-1 Shares and Preferred B Shares see “Merger Consideration and Exchange Ratio – New Preferred Shares.”

The MTS Ordinary Shares shall have equal rights for every purpose and will confer upon the holder thereof:

•
equal rights to receive an invitation to, attend all of and vote at all of the general meetings of MTS. Each one of the MTS Ordinary Shares will confer upon its holder a single vote at every general meeting of MTS at which the holder participates and votes, in person, by agent, or by proxy;

•
equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in MTS’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and MTS’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation); and

•
equal rights to participate in a distribution of MTS’s assets available for distribution, in the event of liquidation or winding-up of MTS, following the distribution to the holders of the Preferred B Shares, if applicable, and pari passu with the Preferred A Shares and Preferred A-1 Shares (on an as-converted basis).

Ancillary Documents related to the Transaction

Lock-up Agreements

Concurrently with the execution of the Merger Agreement, Mr. Haim Mer, our Chairman of the Board, Mr. Roy Hess, our CEO and Ms. Ofira Bar, our CFO, entered into lock-up agreements, or the MTS Lock-Up Agreements, pursuant to which they accepted certain restrictions on transfers of shares of MTS held, or to be held, by them until the earliest of (A) 90 days after the consummation of the Transaction, (B) the 90 days after they cease to be members of the MTS Board or an officer of MTS, as the case may be, and (C) the termination of Merger Agreement. Each of the signatories to the MTS Lock-Up Agreements agreed that during such period, subject to certain exceptions, she or he will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by them or any of their affiliates or any person in privity with them), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act.

In connection with the $2 million investment by Alpha Capital in shares of SharpLink’s Series A Preferred Stock in December 2020, SportsHub and the officers and directors of SharpLink entered into lock-up agreements, or the SharpLink Lock-Up Agreements, pursuant to which they accepted certain restrictions on transfers of shares of SharpLink held, or to be held, by them until 180 days after the consummation of the Transaction, including securities of MTS issued in exchange for such SharpLink shares in the Transaction. Each of the signatories to the SharpLink Lock-Up Agreements agreed that during such period, subject to certain exceptions, he or it will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by them or any of their affiliates or any person in privity with them), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act.

Support Letter

Concurrently with the execution of the Merger Agreement, Mr. Haim Mer, our Chairman of the Board and a shareholder of MTS, holding approximately 11.4% of the MTS Ordinary Shares, provided a support letter to SharpLink, or the Support Letter.  In the Support Letter, Mr. Mer represented to SharpLink that he duly signed (including by authorized electronic or telephonic means) and returned to MTS (or its transfer agent or other designee) one or more proxies relating to all MTS Share Capital beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by him and instructed that all of such shares be voted at the shareholders’ meeting held on May 5, 2021 in connection with the demand of the activist shareholder, against the proposals of the activist shareholder and for the proposal presented by the MTS Board. In addition, Mr. Mer informed SharpLink, in connection with the meeting of MTS shareholders at which any of the Merger Agreement, the Transaction, the MTS Shareholder Matters and the other transactions contemplated by the Merger Agreement will be considered, that he intends to vote all MTS Ordinary Shares beneficially owned by him in favor of (a) the Transaction and the transactions contemplated by the Merger Agreement, (b) the MTS Shareholder Matters, and (c) any other matters required to be approved by the shareholders of MTS as a condition to completion of the Transaction under the terms of the Merger Agreement.

ABOUT SHARPLINK

Overview

SharpLink is a business-to-business, or B2B, provider of advanced technology that seamlessly connects sports fans with online sports betting bookmakers, which it refers to as its Affiliate Marketing Services, and a leading U.S. provider of free to play games and betting feed integrations, which it refers to as its Sports Gaming Client Services.

SharpLink’s Affiliate Marketing Services business focuses on acquiring sports fans through SharpLink’s partnerships with professional sports leagues, large sports media websites and its own network of related sports websites, bringing them highly relevant and timely sports betting content. Specifically, SharpLink’s analytical software tools allow it to collect data on sports fans, intelligently connect those fans with personally relevant sports betting offers, and convert the sports fans into paying customers for online bookmakers.  SharpLink’s vision is to be the leader in the emerging U.S. sports gaming and betting markets by developing advanced technology that seamlessly connects sports fans with online sports bookmakers.

SharpLink’s Sports Gaming Client Services business has been providing custom development, hosting and management services for free-to-play games and prize-winning contests for major sports leagues and media companies for over 15 years.  In addition to its traditional games development business, SharpLink has developed and deployed betting integration services for major leagues in the U.S. By leveraging its technology and building on its current client relationships, SharpLink believes it is well positioned to earn a leadership position in the rapidly evolving sports betting industry by delivering high-value users to gaming operators.

Founded in 2019, SharpLink’s management team has more than 100 years of combined experience delivering innovative sports solutions to partners such as Turner Sports, Google, Facebook, the National Football League (NFL), the National Collegiate Athletic Association (NCAA) and the National Basketball Association (NBA), among many other iconic organizations, with executive experience at companies such as ESPN, NBC, Sportradar, AOL, Cantor Gaming, Betfair and others.  SharpLink’s current Sports Gaming Client Services business was originally established in 2006 as Sports Technologies Inc., or STI, which was founded by its Chief Operating Officer. STI was acquired by SharpLink’s parent company, SportsHub, in 2016. In November 2020, SportsHub spun-off and SharpLink subsequently acquired STI in an all-stock transaction. SharpLink’s Client Services division is based in Collinsville, Connecticut and employs 17 developers and sales personnel.

SharpLink’s Businesses

Affiliate Marketing Services

Over the last three years, SharpLink has developed and launched its sports betting conversion platform, which is fully-licensed and compliant in five states where online sports betting is currently legal in the United States (see “–Government Regulations”). This technology-enabled platform is designed to analyze a broad base of information on sports fans, intelligently learn from this data and deliver the most advanced targeting solutions to the sports betting market. SharpLink’s technologies and solutions eliminate the need for multiple Application Programming Interface, or API, integrations with individual sportsbooks and work with SharpLink’s clients’ existing sports data providers to make their sites fully-transactional betting online destinations. SharpLink’s platform gains insight on the strongest markets from deep learning across the entire network in order to deliver the right message to the right person at the right time. As such, SharpLink provides technological solutions for its platform and its clients that can generate significant additional revenue streams while reducing the need for building internal development and integration teams.

For instance, SharpLink created a fully-contextualized experience within SportsHub Game Network’s Daily Fantasy Sports and High Stakes Fantasy Football games.  The contextual bet placements allowed users to become acclimated to new betting opportunities without leaving their fantasy team environment. This resulted in exponentially higher conversion rates versus ads previously run, and a snowball momentum effect for response rates as the season progressed. With a deep product and service suite and the ability to develop custom solutions for its partners, SharpLink is actively pioneering frictionless betting technology and onboarding services to enable next-generation connections between league content, media properties and sportsbooks. With these integrated solutions that connect, cultivate and convert passionate sports fans to sports bettors, SharpLink seeks to deliver entertainment, fun and meaningful information alongside rich, resonating content to further connect sports fans with sports betting opportunities that specifically appeal to their unique betting preferences.

Sports Gaming Client Services

SharpLink’s Sports Gaming Client Services division designs, develops, tests, hosts and manages games for a licensing fee.  SharpLink also integrates sports betting markets for major league and media clients for a licensing fee.

SharpLink’s experience and expertise in both free-to-play fantasy games and sports betting make it easy for its clients to reach their users in multiple ways, from traditional fantasy games to full geo-targeted betting integrations.

By way of example, SharpLink created and seamlessly integrated a custom live betting module on the homepage of NASCAR.com, geo-targeting NASCAR.com users with multiple betting opportunities for each weekly race within an intuitive platform.  By using SharpLink, NASCAR is able to provide its audience with a weekly, dynamic, real-time betting experience.

SharpLink also holds longstanding free-to-play game development agreements with some of the biggest names in sports including Turner Sports, NBA, NHL, NFL, PGA Tour and the Women’s Tennis Association (WTA).  SharpLink is also currently pursuing new business arrangements with some of the top professional sports leagues and media companies in the United States.

SharpLink’s Sports Gaming Client Services division specializes in helping sports media companies and league operators develop strategies, products and innovative solutions to drive deep, sustainable customer engagement with highly interactive games and mobile applications.

Business Model and Growth Strategy

SharpLink’s management believes the company is well positioned to help established sports brands connect with the sports betting ecosystem, maximizing user engagement, data insights and monetization.  The following is a summary of SharpLink’s business model and growth strategy.

Frictionless Betting Technology

SharpLink’s management believes that the company has developed an industry leading, cost-effective and automated user conversion management system that makes it easy for gaming operators and publishers to acquire and scale sports betting customers. The system drives low-cost conversion of fantasy sports users and general sports fans into sports bettors. SharpLink’s platform allows it to make most websites fully transactional betting sites without having to build internal teams to engineer custom technical integrations that cost time and money. Once implemented, SharpLink’s technology identifies the relevant sport, teams and players and then matches a user’s personal data to establish a relationship with a sportsbook before it serves a betting offer. Through its relationships with multiple sportsbook partners, SharpLink manages constantly changing betting markets and displays bets best matched to the content and the user.

As an example, if a sports fan is on a sports-related website and SharpLink learns as a result of his online patterns that he likes football, he is a fan of the Tampa Bay Buccaneers and his favorite player is Tom Brady, then SharpLink’s technology, in conjunction with the online bookmakers, can offer this sports fan a bet that Tom Brady will throw a touchdown on the first drive of the second half in that afternoon’s game. Clearly, this bet offer would have more relevance to this specific sports fan than if he were offered a bet on Patrick Mahomes of the Kansas City Chiefs scoring a touchdown on the first drive while playing the Philadelphia Eagles. These customized, contextual offers are generated automatically and dynamically and are embedded within website content for frictionless activation, thereby removing the need for ongoing maintenance and parsing of each sportsbook in order to automate the delivery of real-time creative across multiple channels.

SharpLink’s management believes that this level of customized, user-relevant bets gives its technology a competitive advantage in the marketplace, and will allow SharpLink to convert more sports fans into sports bettors, thereby increasing revenue for both itself and its partners.

Sports Betting Data Services

As part of its frictionless betting technology platform, SharpLink works closely with a wide range of industry leading sportsbooks to ingest, normalize, and monitor their betting markets; and then provides an API to give partners near real-time access to the latest betting markets and their prices. Additionally, SharpLink manages the ongoing updates to these APIs and markets, removing the technical headache of changing and evolving specifications in a fast-moving industry. Every market ingested from a sportsbook is presented with additional market metadata enabling partners to quickly cross-reference similar markets across different operators and removing the need for them to parse and map new and changing market names for each sportsbook. Every betting market is also cross-referenced to the relevant sporting entity, allowing SharpLink’s clients to access every market for Tom Brady, for example, in just one API call. SharpLink’s technologies remove the need for developers to parse and understand these sporting relationships across multiple sports, instead enabling them to leverage existing data sources, such as Sportradar, to automatically select the right markets.

SharpLink’s Betting Data Services are currently being licensed by NASCAR and the PGA Tour.  Several other major league and media companies are in active discussions to license SharpLink’s service and looking forward, SharpLink’s management expects this service offering could provide the basis for implementing full affiliate relationships when the market matures.

Free-To-Play Games Development

Through its Sports Gaming Client Services division, SharpLink specializes in enabling sports media companies to drive deep customer engagement with interactive games and mobile applications. SharpLink designs, develops, tests, hosts and manages these games and applications for a licensing fee. SharpLink has established relationships with the NBA, Turner Sports, NASCAR, PGA Tour, NHL, and Minnesota Vikings; and is pursuing new business arrangements with some of the top professional sports leagues and media companies in the U.S. In 2020, SharpLink supported more than 2.5 million active users with 58 total projects launched across all of its league partners. SharpLink’s long-term strategy is to leverage these relationships to integrate and bundle its frictionless betting technology to maximize conversion of users from free-to-play to sports betting.

Sales and Revenue

SharpLink derives revenue from several sources, including:

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Software-as-a-Service (“SaaS”) Fees:  SharpLink enters into fee-based contracts for the development, hosting, operations, and maintenance of games and contests. These contracts generally provide for a term of one year, with renewal terms thereafter as agreed to by the parties.

•	Revenue Share: On revenue share agreements, SharpLink receives a portion of the revenues that a partner sportsbook operator generates as a result of a player playing on their site.

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Cost Per Acquisition:  On cost per acquisition, or CPA, agreements, SharpLink receives a one-time fee for each player who deposits money on the partner sportsbook operator website. The fee is negotiated with each of SharpLink’s partner sportsbook operators at the time of contracting.

•	Fixed Fees: SharpLink receives a fixed fee in exchange for providing sports betting data (e.g. betting lines) feeds to its client.

Growth Opportunities

SharpLink intends to utilize multiple levers for growth with existing clients, as well as ongoing client and partner acquisition strategies, as follows:

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Growth of U.S. Sports Betting Market.  SharpLink’s growth prospects depend in large part on continuing legalization of sports betting across the United States. As of June 2021, 25 U.S. states and Washington, D.C., have passed measures to legalize sports betting, of which 21 states have launched active sports betting industries with 14 states allowing mobile sports betting. This trend is expected to continue. SharpLink also has a forward-looking gaming licensing strategy. SharpLink already holds necessary licenses from gaming regulators in five U.S. states and plans to be licensed as required in all states that legalize sports betting.

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Technology and Product Development.  Continued development in the breadth of SharpLink’s technology and services means that it expects to expand the number of partners it works with, as well as the number of products it offers to existing and new clients. SharpLink believes this will enable the company to further build long-term, sticky relationships with its partners.

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Strategic Acquisitions.  SharpLink intends to seek acquisition opportunities that it believes will provide long-term value to its shareholders. While a primary area of focus is expected to be on smaller, complementary technology companies that enhance and expand its product and technology offerings, SharpLink will seek to develop an active pipeline of larger, more transformational opportunities.  SharpLink does not have any agreements for acquisition at the current time, and there is no guarantee that it will ultimately close any acquisitions in the future.

•	New Markets. As other nascent industries such as iGaming grow, SharpLink will have the opportunity to leverage its technology and existing distribution to expand its offerings into new verticals.

Intellectual Property and Technology

Intellectual Property

Intellectual property rights are important to the success of SharpLink’s business. SharpLink relies on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect its intellectual property rights, including its database, proprietary technology, software, know-how and brand. In the United States, SharpLink has filed trademark applications, currently hold several trademarks and domain names and, in the future, it may acquire patents, additional trademarks and domain names. SharpLink has also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data.  These agreements typically have terms of several years and are subject to renewal or extension.  As of April 30, 2021, SharpLink owns one registered trademark in the United States and 14 domain-name registrations.

It has not always been, and in the future may not be, possible or commercially desirable to obtain registered protection for SharpLink’s products, software, databases or other technology. In such situations, SharpLink relies on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. SharpLink uses Open Source Software in its services and periodically reviews its use of Open Source Software to attempt to avoid subjecting its services and product offerings to conditions SharpLink does not intend to impose on them.

SharpLink controls access to and use of its data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, clients and partners. SharpLink requires its employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements, and it controls and monitors access to its data, database, software, documentation, proprietary technology and other confidential information. SharpLink’s policy is to require all of its employees and independent contractors to sign agreements assigning to it any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on its behalf and under which they agree to protect its confidential information. In addition, SharpLink generally enters into confidentiality agreements with its clients and partners.

Sports Betting Conversion Technology

SharpLink gathers a wide range of sporting data, from official data providers and sportsbooks, via their official API channels. Once gathered, SharpLink reshapes those data feeds into a standardized SharpLink format and supplements the feed with additional metadata enabling its clients to understand the context of any given bet, without needing to understand the naming conventions used by each sportsbook. This standardization is, for the most part, done automatically within SharpLink’s systems; but is additionally supplemented and error checked by an operations team to ensure high integrity and availability of metadata.

Using Natural Language Processing, SharpLink is then able to extract relevant sporting entities (such as players and teams) from each sportsbook market – linking each market to a canonical reference entity and allowing its clients to seamlessly integrate sports betting content into their existing systems.

SharpLink’s cloud-based, horizontally scaling delivery systems then distribute this content through GraphQL and JavaScript layers, offering both visual components that are embedded directly within its clients’ websites, and a low latency data feed for clients to ingest directly.

SharpLink’s JavaScript components offer a wide range of market presentations, targeting the most effective sports props to the user. This recommendation system leverages its tracking database, coupled with machine learning/artificial intelligence (“MI/AI”) methods to make timely, highly effective recommendations across its network based on modelled user preferences. Each module can be styled to suit the particular branding requirements of the client, with new content iterations being constantly upgraded and released across SharpLink’s network of clients.

Sports Gaming Client Technology

The Client Services teams are focused on building compelling free-to-play fantasy sports games for major sports leagues and media partners. SharpLink believes these games will play an important role in the conversion funnel to creating sports bettors.

The Client Services team has a large collection of game engines including brackets, prop-style questions, salary cap, and many more. SharpLink uses the right mix of technologies for each application, building on its previous work and enabling new functionality. SharpLink is continuing to explore new technologies throughout its entire stack, whether it is new JavaScript framework or a new database engine to enable a unique new feature. SharpLink’s applications are fully cloud-native, containerized and optimized to scale to support events with national audiences comprising millions of fans.

U.S. Sports Betting Industry and SharpLink Opportunity

U.S. Sports Betting Industry

Prior to May 2018 in the United States, the Professional and Amateur Sports Protection Act of 1992, or PASPA, restricted the ability of individual states to legalize sports betting.  However, in May 2018, the U.S. Supreme Court ruled that PASPA violated the United States Constitution.  As a result of the Supreme Court’s decision, the federal restrictions on sports betting under PASPA were no longer enforceable, giving individual states the power to legalize sports betting. Since PASPA was overturned, 25 states and Washington, D.C. are now offering legalized sports betting. Another five states have enacted sports betting legislation, which is not yet effective, and an additional 14 states have either pending sports betting legislation or are considering introducing sports betting bills at their state legislatures. SharpLink expects additional states to legalize sports betting in the coming years, which will further grow the U.S. sports betting market. The American Gaming Association forecasts that 75% of the U.S. population will have some form of regulated sports betting available to it by 2023. This rapid expansion of legalized sports betting is projected to result in a shift of over $150 billion in bets moving from offshore to the U.S. in the coming years. In an online March 2021 U.S. survey conducted by Statista, a leading provider of market and consumer data, the results revealed that 74% of survey respondents defined themselves as sports fans.  Moreover, the Fantasy Sports Trade Association, or FSTA, reported that in 2018 there were 59.3 million fantasy sports players in the U.S. and Canada. FSTA also published research statistics reflecting that 80% of fantasy sports users plan to participate in legalized sports wagering while continuing to play fantasy sports.

Morgan Stanley estimates that the online sports betting market will generate over $9.2 billion in annual net gaming revenue, or NGR, in the U.S. alone by 2025.  SharpLink estimates that 30% of NGR will be paid out by sportsbook operators for affiliates services, leading to a $2.76 billion affiliate market opportunity. According to internal research, an estimated $20 billion has already been invested in acquisitions and partnerships by gaming operators, sports leagues and media companies as the industry rapidly expands and prepares for betting growth in the U.S.

Competition

A number of businesses exist in the markets in which SharpLink operates – namely the B2B provision of sports data-driven technology and related services to sports and betting companies. These businesses generally fall into three categories: small companies with some similar products but with minimal distribution; companies that acknowledge official rights but lack meaningful scale; and genuine competitors that offer similar products and services to the same target clients.  SharpLink considers its most direct and relevant competitors to be Catena Media, Bettor Collective, Genius Sports, Sportradar, Fresh8Gaming (recently acquired by Sportradar) and MetaBet.

In its sports gaming betting services business, SharpLink and one or more of its competitors will often simultaneously serve the same clients. SharpLink’s competitors have their own portfolio of technology products and services, and sportsbooks rarely agree to have exclusive agreements with just one provider as this prevents them from offering a broad range of solutions, placing them at a competitive disadvantage.  These dynamics result in a highly competitive industry.

SharpLink believes that the principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, ease of integration and scalability. SharpLink’s products, services, experience, industry relationships and corporate culture allow it to compete effectively across all these factors.  By delivering what SharpLink believes is an unprecedented level of user engagement and stickiness for its valued clients made possible by its proprietary technology platform, SharpLink helps its clients to reduce their customer acquisition costs and achieve significantly higher customer lifetime values.

Government Regulations

SharpLink operates in various jurisdictions and its business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which it operates. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

SharpLink has a progressive licensing strategy. SharpLink is currently authorized to provide sports betting services in New Jersey (by the New Jersey Division of Gaming Enforcement), in Colorado (by the Colorado Division of Gaming), in Indiana (by the Indiana Gaming Commission), in West Virginia (by the West Virginia Lottery Commission), and in Pennsylvania (by the Pennsylvania Gaming Control Board). SharpLink is also currently pursuing new licensing arrangements in Tennessee, Michigan, and Virginia. SharpLink plans to obtain necessary licensure in all states that have legalized sports betting and actively monitors legislation across all U.S. states in order to move quickly into new jurisdictions.

Among others, applicable laws include those regulating privacy, data/cyber security, data collection and use, cross-border data transfers, advertising regulations and/or sports betting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

The data privacy and collection laws and regulations that affect SharpLink’s business include, but are not limited to:

•	U.S. federal, state and local data protections laws such as the Federal Trade Commission Act and similar state laws;

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state data breach laws and state privacy laws, such as the California Consumer Privacy Act, the California Consumer Privacy Rights Act, and the Stop Hacks and Improve Electronic Data Security Act of New York; and

•	other data protection, data localization and state laws impacting data privacy and collection.

Other regulations that affect SharpLink’s business include:

•	U.S. state laws regulating sports betting and online gaming and related licensing requirements;

•	laws regulating the advertising and marketing of sports betting, including but not limited to the U.S. Federal Trade Commission Act;

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laws and regulations relating to antitrust, competition, anti-money laundering, economic and trade sanctions, intellectual property, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters; and

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other international, domestic federal and state laws impacting marketing and advertising, including but not limited to laws such as the Americans with Disabilities Act, the Telephone Consumer Protection Act of 1991, state telemarketing laws and regulations, and state unfair or deceptive practices acts.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of SharpLink’s business are still developing in certain jurisdictions, and there can be no assurance that its activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on SharpLink or its business, financial condition or results of operations. SharpLink incurs significant expenses in its attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which SharpLink can collect, use, host, store or transmit the personal information and data of its customers or employees, and deliver products and services, or may significantly increase its compliance costs. As its business expands to include new uses or collection of data that is subject to privacy or security regulations, SharpLink’s compliance requirements and costs will increase and it may be subject to increased regulatory scrutiny. Additional legislative or regulatory efforts in the United States could further regulate its businesses.

Employees and Contractors

As of April 30, 2021, SharpLink employed a total of 27 full-time employees, including five in general and administrative, two in sales/marketing/customer support, and 20 in research and product development. SharpLink outsources certain employment benefit and other employee-related administrative functions to a third party service provider, which serves as a co-employer of its employees for these purposes. None of SharpLink’s employees are currently represented by a labor union or covered by a collective bargaining agreement, and SharpLink’s management believes that the company’s relations with its employees are good.

Properties

SharpLink occupies approximately 725 square feet of office space in Minneapolis, Minnesota, which also serves as its corporate headquarters.  The rights to its Minneapolis offices are provided by SportsHub, which is the majority shareholder of SharpLink and holds the lease for this facility.  SharpLink reimburses SportsHub for various services and other benefits it provides to SharpLink in exchange for a monthly fee of $1,435.

SharpLink also holds a lease for 2,200 square feet of office space located in Collinsville, Connecticut pursuant to a lease agreement with an initial term that expires in December 2023, subject to a three-year right of SharpLink to extend.  The lease provides for annual lease payments of $38,400. This facility is indirectly owned by Chris Nicholas, SharpLink’s Chief Operating Officer and member of its Board of Directors. See “Related Party Transactions,” below.

SharpLink believes its current facilities will be adequate to meet its needs. It does not own any real property for use in its operation or otherwise.

Legal Proceedings

SharpLink is not party to any currently pending legal proceedings, and its management is not aware of any governmental authority contemplating any proceeding to which it would be a party or to which its properties would be subject.

Related Party Transactions

Shared Services with SportsHub

SharpLink and SportsHub, its controlling shareholder, are party to a Shared Services Agreement dated May 28, 2021. Under the terms of the Shared Services Agreement, SportsHub provides SharpLink with office space for certain company employees, accounting and other administrative services from SportsHub personnel, webhosting services and IT subscriptions, business insurance coverage, cell phone and ISP access, and additional services the parties may agree upon from time to time. SharpLink reimburses SportsHub for SharpLink’s allocated share of the cost of such services. Generally, services are allocated based on passthrough of the cost of SharpLink’s direct usage (such as cellphone plan coverage and webhosting services) or allocated based on share of headcount (such as the office lease and ISP).

The cost of shared personnel is allocated based on the parties’ estimate of time performing services for each entity. Shared personnel costs include salary, benefits, and related tax withholdings, which are allocated pro rata based on SharpLink’s and SportsHub’s estimate of the percentage of the working time a shared employee provides services to each company. Under the Shared Services Agreement, employees of SharpLink may also provide services to SportsHub. To the extent that SharpLink employees provide services to SportsHub, the cost of those services is offset against amounts otherwise owed under the Shared Services Agreement. Mr. Phythian, the Chief Executive Officer of SharpLink and the anticipated Chief Executive Officer of the combined company, and Mr. Nicholas, Chief Operating Officer SharpLink and the anticipated Chief Operating Officer of the combined company, were also both employees of SportsHub until June 1, 2021.

SharpLink does not pay a markup or share of overhead expenses to SportsHub for the shared services. The Shared Services Agreement has a one-year term and automatically renews for successive one-year periods unless terminated by either party. SharpLink may terminate the Shared Services Agreement or any individual services received thereunder upon 30 days’ notice to SportsHub, and SportsHub may terminate the Shared Services Agreement or any service thereunder upon 90 days’ notice to SharpLink.

The Shared Services Agreement formally documented the shared service arrangement that was previously in place between SportsHub and SharpLink. Prior to the entry into the Shared Services Agreement, SharpLink reimbursed SportsHub for services in the amounts of $2,211,303 and $2,297,723 in 2020 and 2019, respectively. Included in those amounts is an amount of approximately $1.5 million (for each of 2020 and 2019) related to SharpLink’s Sports Gaming Client Services operating segment, which was acquired by SharpLink from SportsHub in November 2020, with expenditures by SportsHub on the Sports Gaming Client Services business treated, until the date of acquisition by SharpLink, as reimbursements for accounting purposes. Beginning in late 2020, SharpLink implemented steps to separate its operations from SportsHub, including transferring the payroll of the Sports Gaming Client Services segment and SharpLink’s Chief Executive Officer and Chief Operating Officer to SharpLink. Further, effective as of June 1, 2021, SharpLink’s Chief Executive Officer and Chief Operating Officer resigned from their positions as officers of SportsHub. As a result, SharpLink now receives significantly fewer services from SportsHub than in previous periods. In the first quarter of 2021, SharpLink reimbursed SportsHub for approximately $140,000 of services and expects to reimburse a similar amount for each of the remaining quarters of 2021. The reduction from 2020 was primarily the result of the transfer of employees referenced above. Pursuant to the terms of the Shared Services Agreement, for as long as SharpLink’s employees provide services to SportsHub, the cost of such services provided to SportsHub will be offset against amounts reimbursable by SharpLink to SportsHub. Christian Peterson, SharpLink’s Interim Chief Financial Officer, remains as an employee of SportsHub and provides approximately 25% of his time to SharpLink on a monthly basis for which SharpLink reimburses SportsHub under the Shared Services Agreement. SharpLink expects to hire a full-time chief financial officer in 2021, after which it no longer expects to utilize Mr. Peterson’s services.

SportsHub Affiliate Marketing Partner Agreement

SharpLink and SportsHub are party to an Affiliate Marketing Partner Agreement, or Partner Agreement, dated September 1, 2020. Under the Partner Agreement, SportsHub integrates SharpLink’s sportsbook marketing product suite into websites operated by SportsHub, and SharpLink pays SportsHub a portion of the fees SharpLink receives for sportsbook client referrals through the marketing products. The Partner Agreement has a five-year term and its general terms are the same as those of equivalent agreements with other unaffiliated third party marketing partners of SharpLink. SportsHub has earned approximately $600 under the Partner Agreement during 2021.

Connecticut Facility Lease

SharpLink leases office space in Collinsville, Connecticut from CJEM, LLC, an entity owned by Chris Nicholas, SharpLink’s Chief Operating Officer and member of its Board of Directors and a director nominee, pursuant to a lease dated December 16, 2020. SharpLink paid $38,400 in each of 2020 and 2019 under such lease. The current term of the lease expires on December 31, 2023, and SharpLink has the right to extend the Lease under the same terms for an additional three-year term through December 31, 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF SHARPLINK’S
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of SharpLink’s results of operations should be read together with its audited consolidated financial statements and the related notes, which are attached as Annex F to this proxy statement. The following discussion contains forward-looking statements that reflect SharpLink’s current plans, estimates and beliefs and involve risks and uncertainties. Actual results may differ materially from those discussed in the forward-looking statements. SharpLink’s past results may not be indicative of future results. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this proxy statement.

Overview

SharpLink is a B2B provider of technology and services that connect sports media consumers to online sports betting bookmakers. SharpLink acquires sports fans via its partnership agreements with professional sports leagues, large sports media websites, and its own network of related sports websites via two principal product lines: Affiliate Marketing Services and Sports Gaming Client Services.

SharpLink’s Offerings and Growth Strategy

SharpLink helps established sports media publishers connect with the sports betting ecosystem, with a focus on frictionless betting technology, sports betting data services, and free-to-play games and applications.

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Frictionless Betting Technology. Using its platform, SharpLink’s clients can establish a connection to sportsbook operators without having to expend their own resources to perform costly and time-consuming technical integrations with multiple sportsbook partners. SharpLink’s technology analyzes user interactions with online content in order to serve a betting offer that is tied specifically to the sport, team, or player the sports fan is interested in. For example, by analyzing a consumer’s interactions with a sports content, SharpLink learns that the consumer is interested in Tampa Bay Buccaneers quarterback Tom Brady. Its technology analyzes this information in relation to the available betting markets available and is able to serve this consumer a betting offer from a third-party bookmaker that Tom Brady will throw more than two touchdown passes in his upcoming game. SharpLink’s technology also provides marketing automation tools, unified affiliate systems, back-office reporting, and auditing tools to allow our clients to scale their operations quickly and easily. To the extent possible under various state laws, SharpLink’s platform also insulates its clients from extensive state licensing and compliance requirements.

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Sports Betting Data Services. SharpLink works closely with a wide range of industry leading sportsbooks to ingest, normalize, and monitor their betting markets. SharpLink packages this information into an Application Programming Interface (“API”) that gives its clients – sports website and media publishers - access to real time betting markets and prices from multiple sportsbooks.

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Free-to-Play Games and Applications. SharpLink helps media companies and league operators engage with their customers via interactive games and mobile applications. In 2020, SharpLink supported more than 2.5 million active users with 58 total projects across a wide variety of professional sports leagues and media companies.

Factors Affecting Comparability of Financial Information

Impact of COVID-19

The COVID-19 pandemic had a significant adverse effect on SharpLink’s business and that of its clients. The direct impact on SharpLink’s business was primarily driven by the suspension, postponement, or cancellation of major sports seasons and events. For example, in 2020 the NCAA March Madness men’s basketball tournament was cancelled, while professional leagues like Major League Baseball and the National Basketball Association played significantly shorter or limited seasons.

SharpLink does not expect there to be a long-term financial impact from the COVID-19 pandemic and expects revenues and operations to return to pre-COVID-19 levels in the next twelve months or less. However, there can be no assurance that more postponements or cancellations of major sporting events will not occur in response to a resurgence in COVID-19 outbreaks. SharpLink has also taken appropriate business continuity measures to ensure that employees are safe and can work remotely to support all aspects of the business.

Seasonality

Certain of SharpLink’s products and services are tied to specific sporting events and/or seasons. For example, SharpLink expects that its revenues will increase during the National Football League season, which starts in early September and ends in early February. Accordingly, its operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between reporting periods.

Basis of Presentation

SharpLink operates two complementary reportable segments, as described below:

Affiliate Marketing Services

SharpLink’s Affiliate Marketing Services segment focuses on enabling sports media consumers to interact with SharpLink’s partner sportsbook operators in several different ways. Its frictionless betting technology collects information on potential sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of the sportsbook operators’ revenue, or a fixed fee from such operators. SharpLink also provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee, typically based on the number of sports and the number of sportsbook feeds to ingest. SharpLink’s Affiliate Marketing Services segment is currently in the development stage with no revenue as of December 31, 2020.

Sports Gaming Client Services

SharpLink’s Sports Gaming Client Services segment provides its clients with development, hosting, operations, maintenance, and service of free-to-play games and contests. These relationships can be either software-as-a-service, or SaaS, arrangements, that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise.

Key Factors Affecting SharpLink’s Performance

Industry Trends and Competitive Landscape

SharpLink operates within the global sports betting industry. Its growth prospects depend in part on continuing and increasing legalization of sports betting across the United States.

On May 14, 2018, the U.S. Supreme Court issued an opinion that struck down on constitutional grounds the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), a law that prohibited most states from authorizing and regulating sports betting. In striking down PASPA, the Supreme Court opened the potential for state-by-state authorization of sports betting.

As of June 2021, 25 U.S. states and Washington, D.C., have passed measures to legalize sports betting. Twenty-one of those states have launched active sports betting industries, with fourteen states allowing mobile sports betting. After the U.S. Supreme Court struck down PASPA in May 2018, we believe this trend is expected to continue.

SharpLink has a forward-looking permitting strategy. SharpLink already holds permits from five U.S. states and plans to be licensed in all states that legalize sports betting. The process of securing the necessary licenses or partnerships to operate in any given jurisdiction may cost more or take longer than SharpLink anticipates. Further, regulatory restrictions and betting fees or taxes may make it less attractive or more difficult for SharpLink to successfully do business in a particular jurisdiction. See “About SharpLink – Government Regulations.”

Key Components of Revenue and Expense

Revenue

SharpLink’s Affiliate Marketing Services segment is in a pre-revenue stage. All revenue recognized in the years ended December 31, 2020 and 2019 was from its Sports Gaming Client Services segment.

Sports Gaming Client Services

Sports Gaming Client Services segment revenue is primarily derived via fee-based contracts for the development, hosting, operation, maintenance, and services of games and contests. In SaaS arrangements, such games or contests are hosted by SharpLink and accessed through its clients’ websites or other electronic media, and revenue is recognized upon transfer of control of the products or services to the client. In licensing arrangements, SharpLink’s client takes the software on premise and revenue is recognized after the software has been delivered. SharpLink’s Sports Gaming Client Services segment is fully operational and currently generates substantially all of its revenue.

Affiliate Marketing Services

Revenue from our Affiliate Marketing Services segment will be generated through revenue share agreements and/or fixed fee agreements. When a consumer who was referred via a SharpLink offer generates revenue by playing on a sportsbook operator’s platform, SharpLink will receive a share of its partner sportsbook operator’s revenues generated by that player, or a fixed one-time fee on a cost per acquisition, or CPA, basis for each player who deposits money on the partner sportsbook operator platform. Revenue will also be generated through the delivery of sports betting data (e.g. betting lines) in exchange for a fixed fee, typically based on the number of sports and the number of sportsbook feeds to ingest.

SharpLink’s Affiliate Marketing Services segment is currently in the pre-revenue stage. With several contracts in place to provide such services to SharpLink clients in 2021, SharpLink’s management expects these segments to continue to expand over the next twelve months.

Costs and Expenses

Cost of Revenue. SharpLink’s cost of revenue consists primarily of labor directly related to its SaaS product and on premise software development for clients, as well as fees for third-party hosting services.

Research and development. Research and development, or R&D, expenses consist primarily of costs incurred for the development of new products related to SharpLink’s Affiliate Marketing Services segment as well as improving existing products and services. The costs incurred are related to personnel salaries and benefits. R&D costs can be volatile between periods, as SharpLink capitalizes its internally developed software costs when the preliminary project stage is complete and it is probable the project will be completed and performed as intended.

Selling, general and administrative. Selling, general and administrative expenses, or SG&A, consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, professional services (including legal, regulatory, accounting, audit and licensing), rent expense, marketing and public relations costs.

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes SharpLink’s consolidated results of operations for the periods indicated.

	Year Ended December 31,		Variance
	2020	2019	In dollars	In %

Revenue	$2,278,814	$2,381,737	$(102,923)	(4)%
Cost of revenue	1,799,384	1,961,183	(161,799)	(8)%
Gross profit	479,430	420,554	58,876	14%
Operating expenses:
Selling, general and administrative	1,553,095	704,460	848,635	120%
Depreciation and amortization	133,030	97,857	35,173	36%
Total operating expenses	1,686,125	802,317	883,808	110%
Loss from operations	(1,206,695)	(381,763)	(824,932)	216%
Interest income (expense), net	22,093	(4,260)	26,353	(619)%
Other income	46,500	–	46,500	100%
Total other income (expense)	68,593	(4,260)	72,853	(1,710)%
Loss before income taxes	(1,138,102)	(386,023)	(752,079)	195%
Provision for (Benefit from) income taxes	970	(79,870)	80,840	(101)%
Net Loss	$(1,139,072)	$(306,153)	(832,919)	272%

Revenue

Revenue was $2.28 million for the year ended December 31, 2020, compared to $2.38 million for the year ended December 31, 2019. Revenue decreased by $103,000, or 4%, from the prior period. The decrease was primarily due to the effects of the COVID-19 pandemic, which caused the cancellation of the NCAA March Madness men’s basketball tournament and a delay in and shortening of several other professional sports seasons. This reduced revenue from SharpLink’s Sports Gaming Client Services segment and pushed the timing of revenue from 2020 into 2021.

Cost of revenues

Cost of revenue was $1.80 million for the year ended December 31, 2020, compared to $1.96 million for the year ended December 31, 2019. The decrease of $162,000, or 8%, was due to reduced headcount within SharpLink’s Sports Gaming Client Services segment. This reduction of headcount represented normal attrition within our development team, and SharpLink opted not to replace the employees to manage costs during the ongoing COVID-19 pandemic.

Selling, general and administrative

Selling, general and administrative expenses increased by $848,635, or 120%, from $704,460 during the year ended December 31, 2019 to $1.55 million for the year ended December 31, 2020. This increase was due to dedicating resources to SharpLink’s Affiliate Marketing Services segment, which began development in April of 2019 and only had significant labor costs for the final eight months of 2019. With a full year of payroll related to business development, executive oversight, administrative support, development, and project management, SharpLink’s Affiliate Marketing Services segment incurred incremental 2020 payroll costs of $455,000 when compared to 2019. SharpLink also increased its headcount, hiring two additional developers and a product manager within its Affiliate Marketing Services segment, which accounted for $274,000 of the increase. SharpLink also had incremental legal and other professional service fees of $120,000 in 2019 related to the formation of its Affiliate Marketing Services segment. Selling, general and administrative expenses with SharpLink’s Sports Gaming Client Services segment decreased by approximately $38,000 during the year ended December 31, 2020 compared to the year ended December 31, 2019 due in part to a decrease of $18,000 in travel, meals, and entertainment expenses in 2020 as a result of COVID-19 related travel restrictions. Additionally, SharpLink incurred $19,000 of incremental employee recruiting costs during 2019 compared to 2020.

Depreciation and amortization

Depreciation and amortization was $133,000 for the year ended December 31, 2020, compared to $98,000 for the year ended December 31, 2019. This increase of $35,000, or 36%, was due to increased amortization of capitalized software research and development costs. Costs related to the initial build of our Affiliate Marketing Services core product in the amount of $341,000 were deferred until the launch of our alpha product in July of 2020.

Other Income

SharpLink received a loan in the amount of $46,500 under the Payroll Protection Program, or PPP, in April 2020. The loan obligation was fully forgiven in by the U.S. Small Business Administration in December 2020.

Liquidity and Capital Resources

SharpLink was formed in February of 2019 and subsequently raised a total of $2.69 million in 2019 and 2020 via a combination of convertible note and common stock issuances. In December of 2020, SharpLink raised an additional $2 million by issuing 9,000 shares of 8% convertible preferred stock to Alpha Capital Anstalt. The preferred stock was issued with a discount, comprised of issuance costs and a commitment fee of approximately $658,000, which is expected to be accreted over a one-year period through the anniversary date, which will be treated as a reduction in income to common shareholders. Additional details regarding the terms of the preferred stock can be found in the attached audited financial statements.

SharpLink measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, and other commitments, with cash flows from operations and other sources of funding. SharpLink’s current working capital needs relate mainly to launching its product offerings, establishing relationships with key clients, becoming compliant with various state regulations, and compensation and benefits of its employees. SharpLink’s recurring capital expenditures consist primarily of internally developed software costs and compensation and benefits for the employees responsible for its Affiliate Marketing Services segment. SharpLink expects its capital expenditure and working capital requirements to increase as it expands its product offerings, acquires new clients, forms partnerships with additional sportsbook operators, and incurs significant legal, accounting, audit, insurance, and other incremental costs related to the proposed Transaction and post-Transaction operations as a public company. However, SharpLink has not made any firm capital commitments. SharpLink’s ability to expand and grow its business will depend on many factors, including its working capital needs, its ability to raise additional capital, and the evolution of its cash flows.

SharpLink had $2.59 million of cash and cash equivalents as of December 31, 2020. SharpLink’s management believes its operating cash flows, together with cash on hand and cash it expects to obtain as a result of a financing round in conjunction with the closing of the proposed Transaction, will be sufficient to meet its working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement.

SharpLink cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. SharpLink may need additional cash resources due to changed business conditions or other developments, including unanticipated regulator developments, significant acquisitions, or competitive pressures. To the extent that its current resources are insufficient to satisfy its cash requirements, SharpLink may need to seek additional equity and/or debt financing. If the needed financing is not available, or if the terms of the financing are less desirable than expected, SharpLink may be forced to decrease its level of investment in new product launches or scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Cash Flows

The following table summarizes SharpLink’s cash flows for the periods indicated.

	Year Ended December 31,
	2020	2019

Net cash (used in) provided by operating activities	$(769,104)	$74,829
Net cash used in investing activities	(298,299)	(193,000)
Net cash provided by financing activities	1,851,353	1,919,401

Operating activities

Net cash used in operating activities was $769,000 for the year ended December 31, 2020, while net cash provided by operating activities was $75,000 for the year ended December 31, 2019. For the year ended December 31, 2020, net cash used by operating activities was primarily driven by the impact of SharpLink’s net loss of $1.14 million, offset by non-cash items of $155,000 and a change in working capital of $215,000 which was comprised primarily of decreases in accounts receivable and accrued expenses of $558,000 and $152,000, respectively, offset by an increase in deferred revenue of $410,000. For the year ended December 31, 2019, net cash provided by operating activities was primarily driven by the impact of SharpLink’s net loss of $306,000, offset by a change in working capital of $363,000 which was comprised primarily of a decrease in deferred revenue of $350,000.

Investing activities

Net cash used in investing activities was $298,000 and $193,000 for the year ended December 31, 2020 and 2019, respectively, and was primarily driven by expenditures for internally developed software costs.

Financing activities

Net cash provided by financing activities was $1.85 million and $1.92 million for the years ended December 31, 2020 and 2019, respectively. Net cash provided by financing activities in 2020 was primarily driven by the issuance of preferred stock (net of commitment fees) of $1.92 million, collection of stock subscriptions of $131,000, and proceeds from the PPP loan of $47,000, partially offset by the net effect of proceeds from SharpLink’s parent company, SportsHub, of $409,000 and distributions to SportsHub of $654,000. Net cash provided by financing activities in 2019 was primarily driven by proceeds of from the issuance of common stock of $2.56 million and convertible notes of $1.89 million, offset by principal payments on convertible notes of $1.81 million, and $714,000 of advances and distributions to SportsHub.

Critical Accounting Policies and Estimates

SharpLink’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of financial statements requires SharpLink’s management to make judgments, estimates, and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates, and assumption could have a material impact on SharpLink’s consolidated financial statements. SharpLink’s significant accounting policies are described in Note 1 – Summary of Significant Accounting Policies, to SharpLink’s audited consolidated financial statements included elsewhere in this proxy statement. SharpLink’s critical accounting policies are described below.

Revenue Recognition

SharpLink’s revenue is derived as follows:

Sports Gaming Client Services

SharpLink enters into contracts for the development, hosting, operations, maintenance, and service of games and contests that are hosted by SharpLink and accessed through the clients’ websites or other electronic media. This generally results in revenue from developing, hosting, and maintaining software for clients (cloud-hosted SaaS) or licensing revenue for the development of software. Revenue is recognized upon transfer of control of products or services (i.e. performance obligations) to clients in an amount that reflects the consideration to which SharpLink expects to be entitled in exchange for promised goods or services. SharpLink’s performance obligations are satisfied either over time (for cloud-hosted SaaS) or at a point in time (for software licenses).

Affiliate Marketing Services

SharpLink’s Affiliate Marketing Services segment is in its pre-revenue development stage. Affiliate marketing revenue will be recognized to the extent that it is probable that the economic benefits will be realized and the revenue can be reliably measured, regardless of when the payment is received. SharpLink may enter into contracts with its clients under revenue share or cost per acquisition (CPA) models.

In revenue share arrangements, SharpLink will receive a percentage of the revenues generated by SharpLink’s partner sportsbooks from players referred to the sportsbook via SharpLink. Revenue will be recognized during the month in which it is earned by the respective sportsbook operator.

In CPA arrangements, SharpLink will receive a fixed one-time fee for each referred player who deposits money on the partner sportsbook operator’s website. Cost per acquisition consists of a contractual rate agreed upon with each respective sportsbook operator. Revenue will be recognized during the month in which the deposits are made.

Internally Developed Software

SharpLink capitalizes software that is developed for internal use in accordance with the guidance in ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software (“ASC 350-40”). ASC 350-40 requires that costs related to preliminary project activities and post implementation activities are expensed as incurred. Judgment is required in determining when development costs can be capitalized. Qualifying costs incurred to develop software for internal use are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years. SharpLink evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill

SharpLink records goodwill when consideration paid in an acquisition exceeds the fair value of the net tangible assets and the identifiable intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. SharpLink has determined that there are two reporting units for the purpose of goodwill impairment tests, though only one reporting unit contains goodwill.

For purposes of assessing the impairment of goodwill, SharpLink annually, at its fiscal year end, estimates the fair value of the reporting unit and compares this amount to the carrying value of the reporting unit. SharpLink determines the fair value of its reporting units by utilizing market multiples from the guideline public companies and other factors that it believes marketplace participants would utilize. If SharpLink determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2020 and 2019, SharpLink completed its annual impairment test of goodwill and determined that its goodwill was not impaired.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Summary of Significant Accounting Policies, to SharpLink’s audited consolidated financial statements included elsewhere in this proxy statement.

MANAGEMENT FOLLOWING THE TRANSACTION

Termination of Current Executive Officers and Directors of MTS

The executive officers of MTS are expected to be removed from their positions effective upon the completion of the Transaction. In addition, the current directors of MTS will be resigning effective upon the completion of the Transaction.

Executive Officers, Key Employees and Directors of the Combined Company Following the Transaction

The following table lists the names, ages and positions of the individuals who are expected to serve as executive officers, key employees and directors of the combined company upon completion of the Transaction:

Name	Age	Position
Executive Officers
Rob Phythian	56	President and Chief Executive Officer and Director
Chris Nicholas	52	Chief Operating Officer and Director
Christian Peterson	44	Vice President, Finance, and Interim Chief Financial Officer
Barry Carpe	49	Vice President, Product Strategy and Business Development
Mike Szajah	30	Engineering Director

Non-Employee Directors
Joseph Housman	39	Chairman of the Board
Paul Abdo(1)	51	Director
Thomas Doering(1)(2)(3)	55	Director
Scott Pollei (1)(2)(3)(4)	60	Outside Director
Adrienne Anderson (1)(2)(3)(4)	43	Outside Director
_______________________
(1)	Indicates independent director under Nasdaq rules.
(2)	Member of the Audit Committee upon completion of the Transaction.
(3)	Member of the Compensation Committee upon completion of the Transaction.
(4)	Outside Director under the Companies Law.

Executive Officers

Rob Phythian: Mr. Phythian is currently President and Chief Executive Officer of SharpLink, a position he has held since he co-founded the company in February 2019.  Since 2015, Mr. Phythian has been Chief Executive Officer and a director of SportsHub Games Network, Inc., a fantasy sports consolidation and daily game operator. Effective as of June 1, 2021, Mr. Phythian resigned from his position as Chief Executive Officer of SportsHub, but will remain as a director of that company. SportsHub is the controlling shareholder of SharpLink and will be the controlling shareholder of the combined company. Before SportsHub, Mr. Phythian was co-founder and CEO of SportsData, where he was responsible for corporate operations, business development and strategic partnerships. Mr. Phythian was CEO of SportsData from 2010 until 2013, when SportsData was sold to international data company Sportradar AG. Mr. Phythian stayed with this company until August 2015, working on key league and customer relationships including Google, Turner Sports, NBC, CBS and the NFL. Prior to Sportradar US, Mr. Phythian founded Fanball.com, which was sold to FUN Technologies, a publicly-traded company. Mr. Phythian a bachelor’s degree in Business Administration from the University of St. Thomas (Minnesota).

Chris Nicholas: Mr. Nicholas has been the Chief Operating Officer of SharpLink since its founding in February 2019. Prior to SharpLink, Mr. Nicholas was Chief Operating Officer of SportsHub Games Network, Inc., from 2016-2019, and continued providing services to SportsHub on a limited part-time basis until June 1, 2021. Mr. Nicholas will continue to serve as a director of SportsHub following the completion of the Transaction. Prior to SportsHub, he was the Founder and CEO of Sports Technologies, Inc, which SportsHub purchased in 2016. Prior to Sports Technologies, Mr. Nicholas spent ten years at ESPN.com, most recently as Executive Producer, where he was responsible for the Fantasy Sports and ESPN Insider businesses. Mr. Nicholas began his career in 1994 at Starwave Corporation, an internet media company that was the first to put sports news, information and fantasy games on the Internet. Mr. Nicholas earned his B.A. from Dartmouth College.

Christian Peterson: Mr. Peterson has nearly 15 years of experience in the fantasy sports industry in both finance and operations. Mr. Peterson has been Vice President, Finance and Interim Chief Financial Officer of SharpLink since April 2019.  From October 2016 to January 2019, he served as Vice President, Finance of SportsHub, and since January 2019 he has served as Chief Financial Officer of SportsHub. Mr. Peterson currently spends approximately 80% of his working time with SharpLink and approximately 20% of his time with SportsHub. However, SharpLink is searching for a full time Chief Financial Officer and expects to hire a candidate at approximately the time of the closing of the Transaction, at which time Mr. Peterson will return full time to his role of Chief Financial Officer of SportsHub. Prior to SportsHub, from 2008 to 2016, he was Director of Operations at LeagueSafe, where he managed all aspects of the company’s business, including accounting, finance, banking relationships, strategic partnerships and website operations.  Mr. Peterson began his career in public accounting, first at Arthur Andersen LLP and then at Deloitte LLP, from 1999 until 2004.  Mr. Peterson completed his undergraduate studies at Saint John’s University (Minnesota) where he earned a B.S. in Accounting and Management.

Barry Carpe: Since January 2019, Mr. Carpe has served as SharpLink’s Vice President of Product Strategy and Business Development.  From April 2016 to January 2019, he served as Vice President of Product Strategy & Operations of SportsHub. Prior to SportsHub, Mr. Carpe was the COO of Synkt Games, a mobile-platform developer and publisher focused on building sports games for casual sports fans, from January 2014 to February 2016. Before Synkt, Mr. Carpe founded Jogonaut, an innovative social and mobile gaming company that developed a cross-platform role-playing strategy game, in January 2011, serving as CEO of that company until 2013. Mr. Carpe earned a BSBA degree in Accounting from the University of Hartford.

Mike Szahaj:  Mr. Szahaj has been Engineering Director of SharpLink since November 2020 when SharpLink acquired Sports Technologies, Inc.  Prior to that, from 2013, Mr. Szahaj was employed by Sports Technologies where he worked on applications for NASCAR, NCAA, NBA, NFL and PGA TOUR.  Among his responsibilities at both Sports Technologies and SharpLink has been scaling clients’ games to handle traffic from millions of active users, including the annual March Madness bracket free-to-play game. Mr. Szajah earned his Bachelor of Science in Computer Science from the University of Connecticut.

Non-Employee Directors

Paul J. Abdo:  Mr. Abdo is the CEO of Abdo Publishing, a world-wide educational publisher of print and digital content for schools.  Prior to becoming CEO in 2015, Mr. Abdo worked in several different facets of the company including editorial, marketing, and international sales, starting and leading several divisions in the company including Spotlight Books, EPIC Press, and Essential Library. Mr. Abdo also serves on the board of the parent company, Abdo Consulting Group Inc. (ACGI), which has holdings in publishing, finance, real estate, and gaming.  Mr. Abdo is also on the board of BankVista, a community bank with several branches in Minnesota.  He obtained his bachelor’s and M.A. degrees in English from Minnesota State University, Mankato.

Joseph Housman: Mr. Housman has served on the board of directors of SharpLink since its inception in February 2019.  Since 2014, Mr. Housman has served as Vice President for Hays Companies | Brown & Brown Insurance, a national insurance brokerage firm, where he works with clients on risk management solutions with an emphasis on private equity and M&A transactions.  Prior to Hays Companies, Mr. Housman was employed at Deloitte from 2004 to 2014 in the firm’s private company tax group.  Mr. Housman also serves as a director of several private company businesses, working closely with the management teams on strategic growth and management initiatives, as well as advising and negotiating on acquisitions, operations, and dispositions of private company investments.  Since 2015, Mr. Housman has been a director of SportsHub Games Network, SharpLink’s controlling shareholder. He is a CPA (inactive) in the state of Minnesota and earned his B.A. in Accounting from Saint John’s University (Minnesota).

Thomas Doering: Mr. Doering is an experienced business leader, technology investor and strategic advisor. Since 2006, he has served on the boards of directors and as an advisor for multiple privately-held companies in the technology, fantasy sports, consumer services, travel and non-profit industries. In 2008, he co-founded and served on the board of directors of LeagueSafe, a premier fantasy sports league management company that was acquired by Sports Hub Game Network in 2016.  Prior to LeagueSafe, Mr. Doering Co-Founded E-Travel Experts (ETX) in 1998 and served as CEO until it was acquired in 2004 by Affiliated Computer Services, a provider of technology enabled solutions as well as fraud prevention, ticketing, accounting and back-office operations to the then-emerging internet travel industry.

Outside Directors

Scott Pollei:  Mr. Pollei is currently a partner at Dunn Lake Partners, LLC, a business and financial advisory firm that he founded in April 2019.  From March 2020 to December 2020, Mr. Pollei served as Interim Chief Financial Officer of Crescent Electrical Supply Company, a wholesale distributor of electrical supplies based in East Dubuque, Illinois, and he served as a board member and finance and audit committee chair of that company from 2011 until his appointment as Interim CFO.  From June 2017 to December 2019, Mr. Pollei was Chief Financial Officer at Fastbridge Learning, Inc., a SaaS provider of educational and assessment tools to the pre-K through 12th grade education market. Mr. Pollei was a partner in B2B CFO, LLC, a business and financial consulting firm, from September 2016 until March 2019. Prior to that, from August 2014 to August 2016, Mr. Pollei was Chief Operating Officer at Boulay PLLP, a public accounting and financial advisory firm. Prior to Boulay, from January 1994 until March 2014 he served in a number of positions of increasing responsibility at The Dolan Company, a Nasdaq-traded publisher and media company, including serving as its Chief Financial Officer from 1994 to 2009 and thereafter as Chief Operating Officer until his resignation in March 2014.  The Dolan Company filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in March 2014, and emerged from bankruptcy in June 2014.  Mr. Pollei began his career in public accounting with KPMG US, LLP.  He is a certified public accountant (inactive) and earned a bachelor’s degree in Accounting, cum laude, from Luther College.

Adrienne Anderson:  Ms. Anderson is a certified public accountant and has spent the last several years of her career primarily focused on financial statement audits under Public Company Accounting Oversight Board auditing standards for SEC reporting companies. Since January 2019, Ms. Anderson has been an audit partner at D. Brooks and Associates, CPAs, a certified public accounting firm based in West Palm Beach, Florida, where she focuses her practice on accounting, auditing, attest and review services, specializing in working with emerging growth and high growth technology, manufacturers, distributors and service companies, as well as government contractors, both SEC registrants and private companies. Prior to that, from October 2014 to December 2018, she was with WithumSmith + Brown, a large regional CPA firm, having been promoted to partner of the firm in July 2017.  Ms. Anderson earned a Bachelor of Science in Accounting from Eastern Illinois University and is a certified public accountant licensed in the states of Florida and Illinois.

Board of Directors Practices of the Combined Company Following the Transaction

Unless otherwise noted herein, and except for the composition of the Board of the combined company and its committees, the practices of the MTS Board and its committees will remain unchanged for the combined company immediately following the closing of the Transaction. Please refer to “Board practices” in Part I, Item 6.C of MTS’s Annual Report on Form 20-F for the year ended December 31, 2020 for a more detailed description of such practices.

Board of Directors

Under the Revised Articles, the Board of the combined company must consist of at least four and not more than twelve directors. Immediately following the closing of the Transaction, the Board of the combined company will be composed of seven members. The appointment of all director nominees other than outside directors as members of the MTS Board effective as of the consummation of the Transaction was also unanimously approved by the MTS Board. The new directors, other than the outside directors, will serve until the next annual shareholders meeting of the combined company, subject to the provisions of the Revised Articles.

Outside Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two outside directors, who meet the qualifications requirements set forth in the Companies Law.

The definitions of an outside director under the Companies Law and independent director under the Listing Rules of Nasdaq are similar such that it would generally be expected that the two outside directors will also comply with the independence requirement under the Listing Rules of Nasdaq.

We expect that our two currently serving outside directors, Ms. Varda Trivaks and Mr. Ronen Twito, will resign their position effective as of the consummation of the Transaction. Therefore, the election of two new outside directors, Scott Pollei and Adrienne Anderson, effective as of the consummation of the Transaction is included on the agenda of the Meeting. For more information, see Proposals 1(d) and 1(e) under “The Proposals.”

Leadership Structure of the Board

In accordance with the Companies Law and the Revised Articles, the Board is required to appoint one of its members to serve as Chairman of the Board. It is currently expected that the Board of the combined company will appoint Joseph Housman to serve as Chairman of the Board of the combined company.

Audit Committee

Under the Companies Law and the Listing Rules of Nasdaq, the combined company will be required to maintain an audit committee consisting of at least three independent directors (including the two outside directors), all of whom are financially literate and one of whom has accounting or related financial management expertise.

Immediately following the closing of the Transaction, the audit committee of the combined company will consist of Ms. Anderson, who is expected to serve as the chairperson, Mr. Pollei and Mr. Doering, all of whom are independent under the listing standards of the Listing Rules of Nasdaq. The existing MTS Board has determined that each of Ms. Anderson and Mr. Pollei is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Listing Rules of Nasdaq. All of the members of the Audit Committee meet the requirements for financial literacy under the applicable Listing Rules of Nasdaq.

Each member of the Audit Committee is also required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Compensation Committee

Under the Companies Law and the Listing Rules of Nasdaq, the combined company will be required to maintain a compensation committee consisting entirely of independent directors. The compensation committee must consist of three members, at least two of whom are outside directors and the third a director whose compensation is the same as the two outside directors.  Alternatively, the audit committee can server as the compensation committee, but this is also conditioned upon the third member being compensated the same as the outside directors.

Immediately following the closing of the Transaction, the compensation committee of the combined company will consist of Mr. Pollei, who is expected to serve as the chairperson, Ms. Anderson and Mr. Doering, all of whom are independent under the listing standards of the Listing Rules of Nasdaq.

PRINCIPAL SHAREHOLDERS OF COMBINED COMPANY

The following tables and the related notes present information on the beneficial ownership of Ordinary Shares of the combined company by:

•
each shareholder known by us that will beneficially own more than 5% of the combined company’s outstanding Ordinary Shares (on an as-converted basis, with and without giving effect to the Beneficial Ownership Limitation) immediately following the consummation of the Transaction;

•	each prospective director of the combined company;

•	each prospective executive officer of the combined company; and

•	all of the combined company’s prospective directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The number of Ordinary Shares beneficially owned and the percentage of Ordinary Shares beneficially owned assumes, in each case, the consummation of the Transaction, including the investment of an additional $6 million in SharpLink by Alpha Capital immediately prior to the consummation of the Transaction, resulting in a total of approximately 29,878,172 Ordinary Shares, 1,591,579 Preferred A Shares, 2,025,898 Preferred A-1 Shares and 7,385,730 Preferred B Shares issued and outstanding immediately following the consummation of the Transaction, without giving effect to the proposed Reverse Split.

Ordinary Shares of the combined company that may be acquired by an individual or group within 60 days of the date of consummation of the Transaction, which is expected to be on or about July 21, 2021, pursuant to the exercise of options or warrants or the conversion of a security, are deemed outstanding for the purposes of computing the percentage of Ordinary Shares beneficially owned by such shareholder, but are not deemed outstanding for purposes of computing the percentage of Ordinary Shares beneficially owned by any other individual or group shown in the tables.

In addition, as noted the following table provides information immediately following consummation of the Transaction, and therefore does not include information concerning potential additional issuances to Alpha Capital as the holder of the MTS Preferred B Shares under the dividend provision included in the Revised Articles as more fully described under “The Merger Agreement – Consideration and Exchange Ratio – New Preferred Shares.” To the extent the combined company chooses to pay such dividend in MTS Preferred A-1 Shares and not in cash, and to the extent Alpha Capital will continue to hold all of the Preferred B Shares expected to be issued to it upon consummation of the Transaction, Alpha Capital is expected to receive an additional aggregate amount of 1,181,717 MTS Preferred A-1 Shares during the two-year period following the consummation of the Transaction.

Principal Shareholders of the Combined Company Immediately Following the Consummation of the Transaction

	On an as-converted basis, giving effect the Beneficial Ownership Limitation			On an as-converted basis, without giving effect to the Beneficial Ownership Limitation
Name	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(1)	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares(2)
Principal Shareholders
SportsHub Games Network, Inc.	17,787,633		58.2%	17,787,633		43.5%
Alpha Capital(3)	3,050,820	(4)	9.99%	13,393,461	(5)	32.8%
Executive Officers
Rob Phythian	653,684	(6)	*	653,684	(6)	*
Chris Nicholas	453,684	(7)	*	453,684	(7)	*
Christian Peterson	30,041	(8)	*	30,041	(8)	*
Non-Employee Directors
Paul Abdo	179,573	(9)	*	179,573	(9)	*
Joe Housman	186,925	(10)		186,925	(10)
Tom Doering	0		*	0		*
Scott Pollei	0		*	0		*
Adrienne Anderson	0		*	0		*
All prospective director and executive officers as a group	1,503,907	(11)	4.7%	1,503,907	(11)	3.6%
_______________________
*	Indicates less than 1%.

(1)
Percentages are calculated based on 29,878,172 outstanding Ordinary Shares and 660,567 Ordinary Shares issuable to Alpha Capital upon conversion of Preferred Shares giving effect to the Beneficial Ownership Limitation, each as expected to be outstanding immediately following consummation of the Transaction.

(2)
Percentages are calculated based on 29,878,172 outstanding Ordinary Shares and 11,003,205 Ordinary Shares issuable to Alpha Capital upon conversion of Preferred Shares ignoring the Beneficial Ownership Limitation, each as expected to be outstanding immediately following consummation of the Transaction.

(3)
As of the consummation of the Transaction, Alpha Capital is expected to hold 2,390,254 Ordinary Shares, 1,591,579 Series A Preferred Shares, 2,025,898 Series A-1 Preferred Shares, and 7,385,730 Series B Preferred Shares. The Series B Preferred Shares will accrue 8% annual dividends, which the Company may elect to pay in MTS A-1 Preferred Shares at a rate of 0.08 MTS A-1 Preferred Share per each Series B Preferred Share per annum. As noted above, MTS A-1 Preferred Shares that may be issued as dividends on the Series B Preferred Shares are not included in this table.

(4)
Consists of 2,390,254 Ordinary Shares and 660,567 Ordinary Shares issuable upon conversion of Preferred Shares, each as expected to be held by Alpha Capital immediately following consummation of the Transaction. The share number does not include 10,342,640 Ordinary Shares issuable upon conversion of Preferred Shares that could not be converted given the Beneficial Ownership Limitation.

(5)
Consists of 2,390,254 Ordinary Shares and 11,003,207 Ordinary Shares issuable upon conversion of Preferred Shares (ignoring the effect of the Beneficial Ownership Limitation), each as expected to be held by Alpha Capital immediately following consummation of the Transaction.

(6)
Consists of 133,518 Ordinary Shares and 520,166 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 21, 2021, each as expected to be held by Mr. Phythian as of immediately following the Transaction. This amount includes the Ordinary Shares underlying the relevant portion of the option grant to Mr. Phythian that is proposed to be approved at the Meeting (see Proposal 1(g) for further details).

(7)
Consists of 133,518 Ordinary Shares and 320,166 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 21, 2021, each as expected to be held by Mr. Nicholas as of immediately following the Transaction. This amount includes the Ordinary Shares underlying the relevant portion of the option grant to Mr. Nicholas that is proposed to be approved at the Meeting (see Proposal 1(h) for further details).

(8)
Consists of 30,041 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 21, 2021, as expected to be held by Mr. Peterson as of immediately following the Transaction.

(9)
Consists of 152,870 Ordinary Shares and 26,704 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 21, 2021, each as expected to be held by Mr. Abdo as of immediately following the Transaction.

(10)
Consists of 160,221 Ordinary Shares and 26,704 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 21, 2021, each as expected to be held by Mr. Housman as of immediately following the Transaction.

(11)
Consists of 580,126 Ordinary Shares and 923,780 Ordinary Shares issuable upon exercise of stock options that will be exercisable within 60 days of July 21, 2021, each as expected to be held by the directors and officers as a group as of immediately following the Transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Except where specifically noted, the following information and all other information contained in this proxy statement do not give effect to the proposed reverse stock split described in Proposal 1(b).

In April 2021, the Company and SharpLink entered into the Merger Agreement. Pursuant to the Merger Agreement, the Company proposes that New SL Acquisition Corp., a wholly owned subsidiary of MTS, or Merger Sub, merge with and into SharpLink, with SharpLink surviving as a wholly-owned subsidiary of MTS, which we refer to as the Transaction or the Merger. On a pro forma and fully-diluted basis for the combined company, SharpLink shareholders are expected to own approximately 86% of the combined company (inclusive of an equity incentive pool of 10% of the fully-diluted outstanding share capital of the combined company), and MTS’s securityholders are expected to own approximately 14% of the fully-diluted outstanding capital of the combined company, or the MTS Percentage.

Upon the closing of the Transaction, each outstanding share of SharpLink common stock will be converted into the right to receive MTS Ordinary Shares, calculated pursuant to the Exchange Ratio. Each outstanding share of SharpLink Series A 8% Convertible Preferred Stock, or SharpLink Series A Preferred Stock, will be converted into the right to receive MTS Preferred A-1 Shares, calculated pursuant to the Preferred A Exchange Ratio (as defined in the Merger Agreement).  Each outstanding share of SharpLink Series A-1 Preferred Stock will be converted into the right to receive MTS Preferred A-1 Shares, calculated pursuant to the Exchange Ratio.  Each outstanding share of SharpLink Series B Preferred Stock will be converted into the right to receive MTS Preferred B Shares, calculated pursuant to the Exchange Ratio.

In connection with a closing condition of the Merger Agreement, Alpha Capital, a major shareholder of both MTS and SharpLink, is investing $6 million in exchange for 2,765,824 shares of SharpLink Series B Preferred Stock.

The following unaudited pro forma condensed combined financial statements give effect to the Transaction and were prepared in accordance with the regulations of the SEC. The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under U.S. GAAP. For accounting purposes, SharpLink is considered to be acquiring MTS in the Transaction. SharpLink was determined to be the acquirer based upon the terms of the Merger Agreement and other factors including: (i) SharpLink security holders are expected to own approximately 82.3% of the voting interests of the combined company immediately following the closing of the Merger, (ii) directors designated by SharpLink will constitute the board of directors of the combined company; and (iii) employees of SharpLink will constitute the entire management of the combined company. Under the acquisition method of accounting, the purchase price is allocated to the underlying MTS tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

The unaudited pro forma condensed combined statements of combined operations for the year ended December 31, 2020 combine the historical statements of consolidated operations for MTS and SharpLink, giving effect to the Transaction as if it had been completed on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines historical condensed consolidated balance sheets of MTS and SharpLink as of December 31, 2020, giving effect to the Transaction as if it had been completed on December 31, 2020.

The value of the consideration paid by SharpLink upon the completion of the Transaction will be determined based on the closing price of the Company’s Ordinary Shares on the closing date. As of the date of this proxy statement, SharpLink has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the MTS assets acquired and liabilities assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform MTS’s accounting policies to SharpLink’s accounting policies. As a result of the foregoing, the adjustments implemented in order to prepare the unaudited pro forma condensed combined financial statements are preliminary and are subject to change as additional information becomes available and as additional analysis is performed and based on the actual closing price of the Company’s Ordinary Shares on the closing date. The preliminary pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma financial statements presented below. SharpLink estimated the fair value of MTS’s assets and liabilities based on discussions with MTS’s management, preliminary valuation studies, due diligence and information presented in MTS’s filings with the SEC. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma financial statements. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited condensed combined pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the Transaction; (2) factually supportable; and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of SharpLink and MTS following the consummation of the Transaction. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transaction occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the consummation of the Transaction.

The unaudited pro forma condensed combined financial statements, including notes thereto, should be read in conjunction with the accompanying historical audited consolidated financial statements of SharpLink, Inc. and Subsidiary for the years ended December 31, 2019 and 2020, included as Annex F to this proxy statement, and the historical audited consolidated financial statements of MTS for the years ended December 31, 2019 and 2020, included in MTS’s Annual Report on Form 20-F for the year ended December 31, 2020.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2020

	SharpLink Historical	MTSL Historical	Pro Forma Adjustments	Notes	Pro Forma Combined

Cash and cash equivalents	2,585	1,504	6,000	(a)	8,424
			(1,665)	(e)
Restricted cash	-	1,003			1,003
Trade receivables	356	407			763
Other accounts receivable and prepaid expenses	5	399			404
Assets of discontinued operations	-	178			178
Contract asset	275	-			275
Total current assets	3,221	3,491	4,335		11,047
Severance pay fund	-	252			252
Property and equipment, net	17	35			52
Deferred taxes	-	171			171
Right-of-use asset - operating lease	193	-			193
Intangible assets, net	609	-	560	(d)	1,169
Goodwill	381	1,502	(1,502)	(c)	15,845
			15,464	(d)
Total assets	4,421	5,451	18,857		28,729

Accounts payable	-	114			114
Deferred revenue	406	745	(220)	(d)	931
Accrued expenses and other liabilities	241	1,769			2,010
Due to parent	284	-			284
Commitment fee	577	-			577
Liabilities of discontinued operations	-	496			496
Current portion of lease liability	28	-			28
Total current liabilities	1,536	3,124	(220)		4,440
Deferred tax liability	4	-	189	(d)	193
Lease liability	166	-			166
Accrued severance pay	-	306			306
Total liabilities	1,706	3,430	(31)		5,105
SharpLink preferred Series A	1,359		(1,359)	(b)	-
Common stock - SharpLink	1		(1)	(b)	-
Common stock - MTS Ordinary Shares		37	234	(f)	271
MTS preferred Series A		15			15
MTS new preferred Series A-1			19	(g)	19
MTS new preferred Series B			69	(a)	69
Additional paid-in capital	4,048	31,360	5,931	(a)	27,638
			(29,361)	(b)
			1,360	(b)
			(1,502)	(c)
			220	(d)
			(189)	(d)
			14,594	(f)
			1,176	(g)
Stock subscription	(5)	-			(5)
Treasury shares	-	(29)			(29)
Accumulated deficit	(2,688)	(29,362)	29,362	(b)	(4,353)
			(1,665)	(e)
					-
Total shareholders' equity	2,715	2,021	18,888		23,624
Total liabilities and shareholders' equity	4,421	5,451	18,857		28,729

(a)	Represents an investment of $6 million by Alpha in connection with a closing condition of the Reverse Merger as described in Note 1.
(b)	Eliminates equity of the legal acquiree (accounting acquirer).
(c)	Eliminates acquired company goodwill.
(d)	Records the preliminary purchase price allocation as described in Note 2.
(e)	Adjusts accumulated deficit to reflect nonrecurring transaction costs incurred after December 31, 2020 that are directly related to the Reverse Merger.
(f)	Represents issuance of approximately 25.1 million Ordinary Shares to SharpLink Common Stockholders pursuant to the Exchange Ratio defined in the proposed Merger Agreement, as described in Note 1.
(g)
Represents the issuance of approximately 2.0 million MTS Preferred Series A-1 shares to SharpLink Preferred A and A-1 Shareholders pursuant to the Exchange Ratio defined in the proposed Merger Agreement, as described in Note 1.

Unaudited Pro Forma Condensed Combined Statements of Operations
As of December 31, 2020

	SharpLink Historical	MTSL Historical	Pro Forma Adjustments	Notes	Pro Forma Combined

Revenues	$2,279	$4,018	$(220)	(h)	$6,077
Cost of revenues	1,799	1,795			3,594
Selling, general, and administrative expense	1,553	2,619			4,172 [1]
Depreciation and amortization	133	-	102	(i)	235
Goodwill impairment	-	1,723			1,723
Operating loss	(1,206)	(2,119)	(322)		(3,647)
Other income (expense)	68	16			84
Loss before income taxes	(1,138)	(2,103)	(322)		(3,563)
Provision for (benefit from) income taxes	1	(325)	(77)	(j)	(401)
Net loss from continuing operations	(1,139)	(1,778)	(245)		(3,162)
Loss from discountinued operations	-	(37)			(37)
Net loss	$(1,139)	$(1,815)	$(245)		$(3,199)

Basic and diluted earnings per share from continuing operations	-	$(0.29)	-		$(0.09)
Basic and diluted earnings per share from discontinued operations	-	$(0.01)	-		$(0.00)
Basic and diluted net loss per share	-	$(0.30)	-		$(0.10)

Weighted average number of shares used in computing basic and diluted net loss per share	-	5,954,795	25,143,849	(k)	31,098,644

[1]
SharpLink recognized nonrecurring transaction costs during the twelve month period ended December 31, 2020 of $0.074 million comprised of legal and consulting fees that are directly related to the Merger transaction. In addition, MTS recognized $0.008 million of transaction costs that are directly attributable to the same business combination during this same period.

(h)
Reduces revenues related to the estimated fair value of the acquired deferred revenue. The adjustment is based on preliminary fair value estimates for deferred revenue, adjusted for costs to fulfill the liabilities assumed, plus a normal profit margin.

(i)	Adjusts depreciation and amortization expense for amortization resulting from the recognition of the fair value of intangible assets as outlined in Note 2.
(j)	Amortizes the deferred tax liability created from the acquisition of identifiable intangible assets.
(k)	Adjusts the weighted average number of shares outstanding based on the issuance of MTS Ordinary and Preferred Shares pursuant to exchange ratios as described in the Merger Agreement, as follows:

Year Ended 12/31/20
Basic and Diluted:
MTS historical weighted average shares outstanding	5,954,795
SharpLink incremental shares exchanged	25,143,849
Weighted average shares adjustment, net	31,098,644

NOTE 1 – DESCRIPTION OF TRANSACTION AND BASIS OF PRO FORMA PRESENTATION

Description of the Proposed Transaction

In April 2021, Mer Telemanagement Solutions Ltd. (the “Company” or “MTS”), New SL Acquisition Corp., a wholly owned subsidiary of MTS (“Merger Sub”) and privately held SharpLink, Inc. (“SharpLink”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, the Company proposes that Merger Sub merge with and into SharpLink, with SharpLink surviving as a wholly owned subsidiary of MTS (the “Reverse Merger” or “Merger”). On a pro forma and fully-diluted basis for the combined company, SharpLink shareholders are expected to own approximately 86% of the combined company (inclusive of a stock option pool of 10% of the fully-diluted outstanding share capital of the combined company), and MTS’s securityholders are expected to own approximately 14% of the fully-diluted outstanding capital of the combined company (the “MTS Percentage”).

Upon the closing of the Reverse Merger, each outstanding share of SharpLink common stock will be converted into the right to receive MTS Ordinary Shares (as defined in the Merger Agreement), calculated pursuant to the Exchange Ratio (as defined in the Merger Agreement). Each outstanding share of SharpLink Series A 8% Convertible Preferred Stock (“SharpLink Series A Preferred Stock”) will be converted into the right to receive MTS Preferred A-1 Shares (as defined in the Merger Agreement), calculated pursuant to the Preferred A Exchange Ratio (as defined in the Merger Agreement).  Each outstanding share of SharpLink Series A-1 Preferred Stock will be converted into the right to receive MTS Preferred A-1 Shares (as defined in the Merger Agreement), calculated pursuant to the Exchange Ratio.  Each outstanding share of SharpLink Series B Preferred Stock (“SharpLink Series B Preferred Shares”) will be converted into the right to receive MTS Preferred B Shares (as defined in the Merger Agreement), calculated pursuant to the Exchange Ratio.

In connection with a closing condition of the Merger Agreement, Alpha Capital Anstalt (“Alpha”), a major shareholder of both MTS and SharpLink, is investing $6 million in exchange for 2,765,824 shares of SharpLink Series B Preferred Stock.

Basis of Presentation

The unaudited pro forma condensed combined financial statements give effect to the Transaction and were prepared were prepared using the acquisition method of accounting under U.S. GAAP in accordance with the regulations of the SEC. For accounting purposes, SharpLink is considered to be acquiring MTS in the Transaction. SharpLink was determined to be the acquirer based upon the terms of the Merger Agreement and other factors including: (i) SharpLink security holders are expected to own approximately 82.3% of the voting interests of the combined company immediately following the closing of the Merger, (ii) directors appointed by SharpLink will constitute the board of directors of the combined company; and (iii) employees of SharpLink will constitute the entire management of the combined company. Under the acquisition method of accounting, the purchase price is allocated to the underlying MTS tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill.

The unaudited pro forma condensed combined statements of combined operations for the year ended December 31, 2020 combine the historical statements of consolidated operations for MTS and SharpLink, giving effect to the Transaction and related transactions as if they had been completed on January 1, 2020, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines historical condensed consolidated balance sheets of MTS and SharpLink as of December 31, 2020, giving effect to the Transaction as if it had been completed on December 31, 2020.

The value of the consideration paid by SharpLink upon the completion of the Transaction will be determined based on the closing price of MTS’s Ordinary Shares on the closing date. As of the date of this filing, SharpLink has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the MTS assets acquired and liabilities assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform MTS’s accounting policies to SharpLink’s accounting policies. As a result of the foregoing, the adjustments to the unaudited pro forma condensed combined financial statements are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of preparing the unaudited pro forma financial statements presented below. SharpLink estimated the fair value of MTS’s assets and liabilities based on discussions with MTS’s management, preliminary valuation studies, due diligence and information presented in MTS’s filings with the SEC. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma financial statements. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. The historical consolidated financial statements have been adjusted in the unaudited condensed combined pro forma financial statements to give effect to pro forma events that are: (1) directly attributable to the Reverse Merger; (2) factually supportable; and (3) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of SharpLink and MTS following the Reverse Merger. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Reverse Merger occurred on the dates indicated. Further, the unaudited pro forma financial statements do not purport to project the future operating results or financial position of the combined company following the Reverse Merger.

NOTE 2 – PRELIMINARY PURCHASE PRICE

The total purchase price of approximately $16.6 million is based on MTS’s closing share price of $2.68 on May 28, 2021 and approximately 4.7 million and 1.6 million of Ordinary and Preferred Shares, respectively, outstanding as of May 28, 2021. No effect has been given to any other new MTS Ordinary Shares or equity awards that may be issued or granted subsequent to the date of this filing.

SharpLink has performed a preliminary valuation analysis of the fair market value of MTS’s assets to be acquired and liabilities to be assumed, based on MTS’s balance sheet as at December 31, 2020. Using the total purchase price, SharpLink has estimated the allocations to such assets and liabilities. The following table summarizes the allocation of the preliminary purchase price (in thousands):

Asset	Estimated Fair Value Asset (Liability)
Cash and cash equivalents	$2,507
Accounts receivable, net	407
Other current assets	577
Property and equipment, net	35
Severance pay fund	252
Acquired intangibles	560
Goodwill	15,464
Trade payables	(114)
Deferred revenues	(525)
Other accounts payable	(1,769)
Liabilities of discontinued operations	(496)
Accrued severance pay	(306)
Deferred income taxes	(18)
Total estimated consideration	$16,574

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property and equipment, (2) changes in the allocations to intangible assets such as technology and client relationships as well as goodwill and (3) other changes to assets and liabilities.

SharpLink has estimated the fair value of MTS’s identifiable intangible assets at $560,000. This fair value is based on a preliminary valuation completed for the business, along with related tangible assets. SharpLink identified intangible assets associated with client relationships and developed technology, which were valued using the multi period excess earnings method and the relief of royalty method, respectively, and which will be amortized over a useful life of 5.5 years. The amortization related to the fair value of intangible assets is reflected as a pro forma adjustment to the statements of operations using the straight-line method.

SharpLink recognizes that the acquiree’s recognized deferred revenue liability at the acquisition date does not reflect the fair value amount that would be required to transfer the underlying contractual obligation. After measuring the direct and incremental costs of fulfilling the legal performance obligation and adding a reasonable profit margin based on the normal profit margin of the acquiree and the market participant cost incurred to provide the service under the obligation, SharpLink determined that the fair value of the acquired deferred revenues was $525,000. The difference in the fair value compared to the book value is reflected as a pro forma adjustment to the combined balance sheets presented above.

The value of purchase price consideration will change based on fluctuations in the share price of MTS’s Ordinary Shares and number of Ordinary Shares on the closing date. The following table summarizes the effect of potential changes to MTS’s share price on to the final purchase price and goodwill that will be recognized (in US$ thousands):

	Purchase Price	Estimated Goodwill
As presented in the pro forma combined results	16,574	15,464
25% increase in ordinary share price	20,717	19,607
25% decrease in ordinary share price	12,430	11,320

NOTE 3 – PRO FORMA ADJUSTMENTS

Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet reflects the following adjustments:

(a)	Represents an investment of $6 million by Alpha Capital in connection with a closing condition of the Transaction as described in Note 1.
(b)	Eliminates equity of the legal acquiree (accounting acquirer).
(c)	Eliminates acquired company goodwill.
(d)	Records the preliminary purchase price allocation as described in Note 2.
(e)	Adjusts accumulated deficit to reflect nonrecurring transaction costs incurred after December 31, 2020 that are directly related to the Transaction.
(f)	Represents issuance of approximately 25.1 million MTS Ordinary Shares to SharpLink common shareholders pursuant to the Exchange Ratio defined in the Merger Agreement, as described in Note 1.
(g)
Represents the issuance of approximately 2.0 million MTS Preferred A-1 Shares to SharpLink Series A and Series A-1 Preferred shareholders pursuant to the Exchange Ratio defined in the Merger Agreement, as described in Note 1.

Condensed Combined Statements of Operations

The unaudited pro forma condensed combined statements of operations reflect the following adjustments:

(h)
Reduces revenues related to the estimated fair value of the acquired deferred revenue. The adjustment is based on preliminary fair value estimates for deferred revenue, adjusted for costs to fulfill the liabilities assumed, plus a normal profit margin.

(i)	Adjusts depreciation and amortization expense for amortization resulting from the recognition of the fair value of intangible assets as outlined in Note 2.
(j)	Represents income tax effect of the pro forma adjustments to the condensed combined statements of operations.
(k)	Adjusts the weighted average number of shares outstanding based on the issuance of MTS Ordinary and Preferred Shares pursuant to exchange ratios as described in the Merger Agreement, as follows:

Year Ended December 31, 2020
Basic and Diluted:
MTS historical weighted average shares outstanding	5,954,795
SharpLink incremental shares exchanged	25,143,849
Weighted average shares adjustment, net	31,098,644

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the website maintained by the SEC at sec.gov.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 is incorporated herein by reference and contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

MTS shareholders who would like additional copies, without charge, of this proxy statement or if such shareholders have questions about the Transaction, including the procedures for voting MTS Ordinary Shares, should contact MTS’s proxy solicitor:

Okapi Partners

Banks and Brokerage Firms, Please Call: (212) 297-0720
Shareholders and All Others Call Toll-Free: (877) 279-2311
E-mail:info@okapipartners.com.

THE PROPOSALS

1.  PROPOSALS RELATING TO THE TRANSACTION

Approval of the consummation of the Transaction and the other transactions contemplated by the Merger
Agreement, including the issuance of MTS Securities and the issuance of more than 45% of the voting rights in MTS to SportsHub pursuant to Section 328(b)(1) of the Companies Law

(Proposal 1(a) on the Proxy Card)

General

Approval of Consummation of the Transaction and Issuance of Securities

At the Meeting, MTS shareholders will be asked to approve the consummation of the Transaction and other transactions contemplated by the Merger Agreement.

Under the exchange ratio formulas in the Merger Agreement, immediately following the closing of the Transaction, SharpLink’s securityholders would own in the aggregate 86% of the combined company’s share capital (on a fully-diluted basis), including the Ordinary Shares reserved under the New Equity Plan, which is presented for approval at the Meeting, and MTS’s securityholders (including MTS officers that will hold securities convertible into MTS Ordinary Shares as proposed under Proposals 2 and 3 included in this proxy statement) would own in the aggregate the remaining 14% of the combined company’s outstanding share capital (on a fully-diluted basis).

The Transaction has been unanimously approved by the boards of directors of both companies and is expected to close in the third quarter of 2021, subject to approval of MTS’s shareholders as well as other customary conditions.

The terms of, reasons for and other aspects of the Transaction, the Merger Agreement, and the issuance of MTS Ordinary Shares and Preferred Shares in the Transaction are described in detail in the other sections of this proxy statement.

Approval of Issuance to SportsHub of More Than 45% of the Voting Rights in MTS

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of a “control stake” (i.e., shares granting 25% or more of the aggregate voting rights at a general meeting of the company). This rule does not apply if there is already another shareholder holding 25% or of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold more than a 45% of the aggregate voting rights at a general meeting of the company, unless there is another shareholder holding more than 45% of the aggregate voting rights at a general meeting of the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement that was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

As indicated above under “Principal Shareholders of the Combined Company,” SportsHub is expected to beneficially own approximately 58.2% of the voting rights in the combined company immediately following consummation of the Transaction. Accordingly, in approving the consummation of the Transaction and the Merger Agreement under this Proposal 1(a), our shareholders will be required to give their consent to the acquisition of our securities by SportsHub as a private placement whose purpose is to give the acquirer at least 25% of the voting rights in MTS, and/or as a private placement whose purpose is to give SportsHub at least 45% of the voting rights in MTS.

You should note that the issuance of the MTS Ordinary Shares to SportsHub in connection with the Transaction will grant SportsHub substantial influence over the combined company, its management and operations. For more information concerning the potential risks arising from such concentration of ownership see under “Risk Factors” above and for more information concerning the transactions between SharpLink and SportsHub and its affiliates see “About SharpLink – Related Party Transactions” above.

Required Vote

Pursuant to Section 328(b)(1) of the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for the approval of the proposed resolution.

In addition, pursuant to Nasdaq Stock Market Rule 5635(d), the Merger Agreement and the transactions contemplated thereby require shareholders’ approval by the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the consummation of the Transaction and the other transactions contemplated by the Merger Agreement, including the issuance of MTS Ordinary Shares, MTS Preferred Shares, MTS Options and MTS Warrants at the effective time of the Transaction to the securityholders of SharpLink and to approve the issuance of MTS Ordinary Shares upon consummation of the Transaction to SportsHub as a private placement, whose purpose is to give the acquirer at least 25% of the voting rights in MTS, and/or as a private placement whose purpose is to give the acquirer 45% of the voting rights in MTS, in accordance with Section 328(b)(1) of the Companies Law.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Approval and Adoption of an Amendment and Restatement of MTS’s Articles of Association
and Corresponding Amendments to MTS’s Memorandum of Association

(Proposal 1(b) on the Proxy Card)

General

The MTS Board has unanimously approved an amendment and restatement of our Articles of Association, which, among other things will (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect the Reverse Split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles. The MTS Board has recommended that these proposed amendments be presented to our shareholders for approval and that the Revised Articles, attached as Annex B to this proxy statement, be approved and adopted by our shareholders, effective as of the effective date of the Transaction. The MTS Board further unanimously recommends that our shareholders approve the corresponding amendments to our Memorandum of Association.

The MTS Board may determine to effect the Reverse Split, if it is approved by our shareholders, even if the other proposals to be acted upon at the Meeting are not approved or to effect it prior to the consummation of the Transaction. In the event the Reverse Split is effected, the share and per share amounts in the Revised Articles will be adjusted to reflect the Reverse Split.

The main changes included in the Revised Articles are more fully described below. The following description does not purport to be a complete summary of the changes and we urge you to review the Revised Articles, attached as Annex B to this proxy statement

Increase and Changes in Issued and Authorized Capital

The MTS Board approved the proposal approving the Revised Articles, among other purposes, to effect an increase in authorized share capital in order that MTS will have enough authorized share capital, that will be divided into Ordinary Shares and three series of Preferred Shares as required to fulfill MTS’s obligations under the Merger Agreement and to reserve MTS Ordinary Shares for issuance upon conversion of the current series and newly created series of Preferred Shares. Additionally, following the consummation of the Transaction, MTS will make use of the additional registered share capital for various corporate purposes, including grants of options to employees and service providers. The changes to our share capital will also include the designation of the currently issued Preferred Shares as Series A Preferred Shares and the changes to the rights attached to such shares as described under “The Merger Agreement – Consideration and Exchange Ratio – New Preferred Shares.”

One of the effects of the increase in authorized share capital will be to allow the MTS Board to issue more shares without further shareholder approval.

Name Change

The MTS Board believes that a change of the name of our company to SharpLink Ltd. upon the effective time of the Transaction will serve the best interests of the combined company and its shareholders. Given the new focus on SharpLink’s business following the consummation of the Transaction, the MTS Board believes that the combined company would be better suited to have a name that relates to its new business, rather than its former identity as MTS. Such a name change may yield benefits to the combined company both commercially as well as in the capital markets.

Reverse Split

Purpose of the Reverse Split

The purpose of the Reverse Split is to increase the market price per share of the MTS Ordinary Shares. An increase in the market price per share of our Ordinary Shares will assist us in the initial listing application for the MTS Ordinary Shares that is required to be filed in connection with the consummation of the Transaction. As noted above, the Nasdaq Capital Market’s initial listing standards require a company to have, among other things, a $4.00 per share minimum bid price. Because MTS’s current price per share is less than $4.00, the Reverse Split is necessary to meet the minimum bid listing requirement. In addition, an increased market price may make the MTS Ordinary Shares more attractive to certain institutional and other investors who only invest in shares that are priced above certain thresholds. We expect that combining the issued and outstanding MTS Ordinary Shares into a smaller number will result in them trading at a higher per share trade price for compared to their recent trading prices, though there is no assurance that the MTS Ordinary Shares will continue to trade at a higher per share price.  The MTS Board intends to effect the Reverse Split if it believes that a decrease in the number of Ordinary Shares outstanding is likely to improve the market price of the Ordinary Shares in order to enable the listing of our Ordinary Shares on the Nasdaq Capital Market or could otherwise be beneficial to us and our shareholders. If the Reverse Split is authorized by our shareholders, our Board will have the discretion to implement the Reverse Split or effect no Reverse Split at all.

There can be no assurance that the market price of the Ordinary Shares in the future will sustain a level sufficient to maintain compliance with Nasdaq’s minimum bid price requirement nor with any of the other Nasdaq listing standards and requirements or with the investment standards of certain market participants. If our Ordinary Shares are delisted from the Nasdaq Capital Market, trading in our Ordinary Shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.

Our Board has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board the required discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

Board of Directors Determination

Our Board of Directors has unanimously recommended that our shareholders authorize a reverse share split of Shares at a ratio not to exceed 1-for-5, or to abandon the reverse share split, subject to the determination of our Board. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding Ordinary Shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by our Board of Directors, not to exceed 1-for-5.

Effects of the Reverse Share Split on Our Share Capital

A reverse share split will reduce the number of our issued and outstanding Ordinary Shares and the number of our authorized but unissued Ordinary Shares into a proportionately fewer number of Ordinary Shares and will increase the par value of our Ordinary Shares from NIS 0.03 per share to a proportionally higher nominal value. For example, if our Board of Directors implements a one-for-four reverse share split of our Ordinary Shares, then a shareholder holding 400 Ordinary Shares, nominal value NIS 0.03 each, before the reverse share split, would hold 100 Ordinary Shares, nominal value NIS 0.12 each, after the reverse share split, and the number of our authorized Ordinary Shares (prior to the additional amendments to our capital structure proposed herein) will decrease from 17,000,000 to 4,250,000 Ordinary Shares and the number of Ordinary Shares outstanding (prior to the issuance of shares in connection with the Transaction) would decrease from 4,734,323 to approximately 1,183,581 (depending on the rounding up or down of fractional shares as described below). However, each of our shareholders’ proportionate ownership of our issued and outstanding Ordinary Shares immediately following the effectiveness of the Reverse Split would remain the same.

The Reverse Split would reduce the number of Ordinary Shares authorized and available for issuance under our existing option plans and will also affect the outstanding options under such plans and under our outstanding warrants. Generally, such securities include provisions providing for adjustments to the number of Ordinary Shares underlying such securities and the exercise or conversion price thereof in the event of a Reverse Split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-four reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 25% of the Ordinary Shares previously covered by the options and the exercise price per share would be four times the previous exercise price.

The Reverse Split will cause corresponding changes to the number of our authorized and issued Preferred Shares and their par value and will also impact the Per Preferred Share Purchase Price and the Conversion Price of our Preferred Shares. For example, if our Board of Directors implements a one-for-four reverse share split, the Per Preferred Share Purchase Price and Conversion Price of our Preferred Shares (to be designated Preferred A Shares following consummation of the Transaction) will increase from $1.14 to $4.56.

All references in this proxy statement to our issued and outstanding Ordinary Shares and to our issued and outstanding preferred shares, and the price per ordinary share or price per preferred share, whether prior to consummation of the Transaction or upon the consummation of the Transaction, are stated without giving effect to the reverse share split.  Accordingly, the share numbers and price per share numbers expressed in this proxy statement are subject to adjustment to give effect to the Reverse Split.

Risks of the Reverse Split

While our Board of Directors believes that the potential advantages of the Reverse Split outweigh the risks, if our Board of Directors does effect the Reverse Split we could be exposed to certain risks, as set forth under “Risk Factors – Risks Related to the Proposed Reverse Split.”

Certain Tax Consequences

Certain U.S. Federal Income Tax Consequences

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the Reverse Split to a U.S. holder. For purposes of this discussion, a U.S. holder is a holder of Ordinary Shares who is:

•	an individual citizen or resident of the United Sates for U.S. federal income tax purposes;

•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Colombia;

•	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own Ordinary Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received Ordinary Shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding Ordinary Shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.

No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-Reverse Split Ordinary Shares for post-Reverse Split Ordinary Shares pursuant to the reverse share split. In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the reverse share split. The aggregate tax basis of the post-Reverse Split Ordinary Shares received in the reverse share split will be the same as the U.S. holder’s aggregate tax basis in the pre-Reverse Split Ordinary Shares exchanged therefor. The U.S. holder’s holding period for the post-reverse share split Ordinary Shares will include the period during which the U.S. holder held the pre-Reverse Split Ordinary Shares surrendered in the Reverse Split. A U.S. holder that acquired Ordinary Shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such Ordinary Shares to the Ordinary Shares that such holder will receive in the Reverse Split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority, or ITA, as currently in place, and is for general information only.

Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, subject to the fulfillment of all of the following terms: (i) the reverse share split shall apply the same conversion ratio for all of the shareholders; (ii) there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; (iii) the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; (iv) the economic value of all of the issued shares shall not be affected by the reverse share split; and (v) the reverse share split shall not result in any change excluding the amount of the issued shares.

As we will implement a rounding up or down mechanism for fractional shares that result from the reverse share split either up or down, to the nearest whole ordinary share, we may apply to the ITA for a ruling that no gain or loss will be recognized with respect to Ordinary Shares issued as a result of such rounding.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Mechanics of a Reverse Split

If the Reverse Split is approved, shareholders will be notified that the Reverse Split has been completed.  The mechanics of the Reverse Split will differ depending upon whether Ordinary Shares held are held beneficially in street name or whether they are registered directly in a shareholder’s name.

If a shareholder’s Ordinary Shares are held in street name, the number of Ordinary Shares the shareholder holds will automatically be adjusted to reflect the Reverse Split. If a shareholder’s Ordinary Shares are registered directly in the shareholder’s name, the shareholder will receive a transmittal letter offering the shareholder the opportunity to surrender the certificates representing pre-split Ordinary Shares in exchange for certificates representing post-split Ordinary Shares.  No new certificates will be issued to the shareholder until the outstanding certificate(s) together with the properly completed and executed letter of transmittal are delivered to our transfer agent, American Stock Transfer & Trust Company. Commencing on the effective date of the Reverse Split, each certificate representing pre-Reverse Split Ordinary Shares will be deemed for all purposes to evidence ownership of post-Reverse Split Ordinary Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Treatment of Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the Reverse Split, we intend to round any fractional share that results from the Reverse Split to the nearest whole share number of Ordinary Shares (half-shares will be rounded down). Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-Reverse Split Ordinary Shares not evenly divisible by the number of pre-Reverse Split Ordinary Shares for which each post-Reverse Split ordinary share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to such number of Ordinary Shares as the fraction rounded to the nearest whole number of Ordinary Shares (half-shares will be rounded down). The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive such whole number of Ordinary Shares. Non-registered shareholders holding Ordinary Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Split and dealing with fractional shares than those that would be put in place by MTS for registered shareholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Required Vote

The affirmative vote of the holders of 75% of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for the approval of the proposed resolution.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and adopt MTS’s Second Amended and Restated Articles of Association, attached as Annex B to the proxy statement, or the Revised Articles, which among other things will (i) increase the registered share capital of MTS from NIS 600,000, divided into 17,000,000 Ordinary Shares and 3,000,000 Preferred Shares, nominal value NIS 0.03 each, to NIS 6,000,000, divided into 185,800,000 Ordinary Shares, 1,600,000 Preferred A Shares, 5,200,000 Preferred A-1 Shares and 7,400,000 Preferred B Shares, nominal value NIS 0.03 each, (ii) designate the currently outstanding Preferred Shares as Preferred A Shares, (iii) effect the Reverse Split, at a ratio in the range of between 1-for-2 to 1-for-5, inclusive, with such ratio to be determined in the discretion of the MTS Board, (iv) change MTS’s name from “Mer Telemanagement Solutions Ltd.” to “SharpLink Ltd.” or such other name as may be approved by SharpLink and the Israeli Registrar of Companies and (v) make such other changes as are set forth in the Revised Articles, and to approve corresponding amendments to the MTS Memorandum of Association.

The Board of Directors recommends a vote FOR the foregoing resolution.

Election and Approval of Terms of Service of all director nominees other than outside directors to the MTS Board

(Proposal 1(c) on the Proxy Card)

General

Our Articles and the Revised Articles provide that, unless otherwise prescribed by a resolution adopted at a General Meeting, our Board of Directors shall consist of not less than four nor more than twelve directors (including the outside directors appointed as required under the Companies Law).

Our Board of Directors currently consists of five directors, including Ms. Varda Trivaks and Mr. Ronen Twito, who serve for three-year terms as outside directors in accordance with the Companies Law.

As set forth in the Articles and the Revised Articles, our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Companies Law).

At the Meeting, shareholders are being asked to elect the following individuals, each to hold office commencing and subject to the consummation of the Transaction and until our 2021 Annual General Meeting of Shareholders and until their successors are elected and qualified:

Rob Phythian
Chris Nicholas
Joseph Housman
Paul Abdo
Thomas Doering

For more information concerning each of the nominees, including age, position(s) held with SharpLink and expected to be held in the combined company, principal occupation, business history and other directorships held see “Management Following the Transaction - Executive Officers, Key Employees and Directors of the Combined Company Following the Transaction.”

Each of the foregoing director nominees submitted a written declaration as required under the Companies Law. Such declaration is available for review at our registered office. The appointment of all director nominees other than outside directors as members of the MTS Board effective as of the consummation of the Transaction was also unanimously approved by the MTS Board.

We have elected, pursuant to Nasdaq Stock Market Rule 5615(a)(3), not to follow Nasdaq’s rule regarding the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors may be recommended by our Board of Directors for election by our shareholders.

Terms of Service

Joseph Housman and Paul Abdo. Mr. Housman, who will serve as Chairman of the Board, and Mr. Abdo will be entitled to receive the following as compensation for their services for as long as they serve as Chairman of the Board (with respect to Mr. Housman) or a Board member (with respect to Mr. Abdo):

•	An annual fee of $60,000 and $40,000 for Mr. Housman and Mr. Abdo, respectively;
•	A fee for attendance at each meeting of the Board of Directors in an amount equal to $1,000 per meeting, or $600 per meeting attended by remote/electronic means; and
•
A 10-year stock option grant under the New Equity Plan to purchase 67,000 Ordinary Shares at an exercise price equal to the fair market value of the Ordinary Shares on the date of grant (expected to be the date the Transaction is consummated), which option shall vest and become exercisable on the first anniversary of the date of grant.

Other Director Nominees.  Mr. Doering will be entitled to receive the same compensation for his services as is proposed to be paid to the outside directors.  See Proposal 1(c), below for more details. Neither Mr. Phythian nor Mr. Nicholas will be entitled to any additional remuneration for his services as a director of the Company.  A description of Mr. Phythian’s terms of service as Chief Executive Officer of the combined company is set forth under Proposal 1(g), below, in this proxy statement.  A description of Mr. Nicholas’s terms of service as Chief Operating Officer of the combined company is set forth under Proposal 1(h), below, in this proxy statement.

Indemnification and Liability Insurance.  Each of Messrs. Phythian, Housman, Abdo, Doering and Nicholas will also be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting and to be included in our directors and officers liability insurance policy.

Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the proposed terms of services of our new Board members and determined that they are for the benefit of the Company.

Required Vote

Under the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as director the nominee named above and to approve their terms of service to the extent they are in accordance with our Compensation Policy. Other than the grant of options to Messrs. Housman and Abdo, the proposed terms of service of the Board nominees are in accordance with our current Compensation Policy and all proposed terms of service (including the grant of options to Messrs. Houseman and Abdo) is in accordance with the Updated Compensation Policy, proposed to be adopted in the Meeting.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect each of Rob Phythian, Chris Nicholas, Joseph Housman, Paul Abdo and Thomas Doering, to serve as members of the board of directors of the Company until the next annual general meeting of shareholders and until their successors are duly elected and qualified, to approve their terms of service as described in the proxy statement and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the election of the nominees for directors named above and the approval of their terms of service.

Election and Approval of Terms of Service of Scott Pollei as Outside Director

(Proposal 1(d) on the Proxy Card)

General

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public and are held by the public are required to appoint at least two outside directors. The Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing. The term “affiliation” includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

Outside directors are elected by shareholders. In general, outside directors serve for a three-year term, which may be renewed for only two additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

As noted above, we expect that our currently serving outside directors, Ms. Varda Trivaks and Mr. Ronen Twito, will resign from our Board effective as of the consummation of the Transaction. Therefore, at the Meeting, shareholders will be asked to vote for the election of two new nominees for outside directors, effective as of the consummation of the Transaction.

Mr. Pollei submitted a written declaration as required under the Companies Law. The declaration is available for review at our registered office. In addition, our Board of Directors determined that Mr. Pollei has “accounting and financial expertise.”

For more information concerning Mr. Pollei, including age, principal occupation, business history and other directorships held see “Management Following the Transaction - Executive Officers, Key Employees and Directors of the Combined Company Following the Transaction.”

Terms of Service

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Compensation Regulations.  Under the Compensation Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity. In addition, the Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock Exchange Outside Israel), 2000, or the Relief Regulations, increase the maximum fees that can be paid to outside directors serving on the board of directors of companies such as our company, who are subject to additional requirements or duties related to their position as independent directors and to additional burdens under the applicable laws and regulations of the country and the stock exchange in which the shares are listed for trading.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Companies Law, the terms of compensation of an outside director require shareholder approval. Our compensation policy for directors and officers, or the Compensation Policy, permits us to pay fees to our outside directors that will not exceed the maximum compensation permitted by the Compensation Regulations and/or the Relief Regulations, as the case may be, including in view of their position as financial experts. Our Articles and our Compensation Policy further permits us to grant indemnification letters and to purchase liability insurance for our directors, subject to receipt of the requisite approvals under the Companies Law.

Our Compensation Committee and Board of Directors have approved, and recommend that our shareholders approve, that we pay each of our outside directors an annual fee, payable quarterly, equal to the lower of: (i) $40,000 (currently equivalent to approximately NIS 129,750) and a per meeting attendance fee of $1,000 (currently equivalent to approximately NIS 3,243) or (ii) the maximum amounts permitted by the Relief Regulations. According to the Compensation Regulations, outside directors are entitled to 60% of the per meeting fee if they participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our Compensation Committee and Board of Directors further approved the grant to our outside directors of an indemnification letter from us in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting and the inclusion of the outside directors in the combined company’s directors’ and officers’ liability insurance.

Required Vote

The election of an outside director for the initial three-year term requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that at least one of the following “special majority” requirements are met: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the outside director, or (ii) the total number of shares voted against the election of the outside director by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

Each shareholder voting on the election of the outside director must indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the election of the outside director (excluding a personal interest that is not related to a relationship with a controlling shareholder) pursuant to the Companies Law. Otherwise, the shareholder is not eligible to vote on the election of the outside director and his or her vote will not be counted for the purposes of the election of the outside director.  For more information concerning the definition of a “controlling shareholder” and a “personal interest” see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Scott Pollei as an outside director for an initial term commencing upon the consummation of the Transaction, to approve the terms of service of Mr. Pollei as set forth in the proxy statement and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the election of Scott Pollei for outside director and the approval of his terms of service.

Election and Approval of Terms of Service of Adrienne Anderson as Outside Director

(Proposal 1(e) on the Proxy Card)

General

For more information concerning the requirement to appoint outside directors under the Companies Law and related regulation and the proposed terms of service of the outside director nominees, see Proposal 1(d) “Election and Approval of Terms of Service of Scott Pollei as Outside Director” under “Terms of Service.”  Adrienne Anderson is the nominee for the second outside director position of the combined company’s Board of Directors.

Ms. Anderson submitted a written declaration as required under the Companies Law. The declaration is available for review at our registered office. In addition, our Board of Directors determined that Ms. Anderson has “accounting and financial expertise.”

For more information concerning Ms. Anderson, including age, principal occupation, business history and other directorships held see “Management Following the Transaction - Executive Officers, Key Employees and Directors of the Combined Company Following the Transaction.”

Required Vote

For more information concerning the required vote in connection with this Proposal, see Proposal 1(d) “Election and Approval of Terms of Service of Scott Pollei as Outside Director” under “Required Vote.”

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to elect Ms. Anderson as an outside director for an initial term commencing upon the consummation of the Transaction, to approve the terms of service of Ms. Anderson as set forth in the proxy statement and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the election of Adrienne Anderson for outside director and the approval of her terms of service.

Approval of Updated Compensation Policy for Directors and Officers

(Proposal 1(f) on the Proxy Card)

Background

The Companies Law requires that a public company, such as MTS, adopt and implement a compensation policy with respect to the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment, of its “office holders.” The Companies Law provides that the compensation policy should be approved by the board of directors, after taking into consideration the recommendation of the compensation committee. The Companies Law further provides for the approval of the compensation policy by the company’s shareholders with the “special majority” requirement set forth below.

Our current Compensation Policy was most recently approved by our shareholders on December 26, 2019.

General

Our Compensation Committee recommended the approval and our Board of Directors approved and recommended the approval of an updated compensation policy, or the Updated Compensation Policy. The main amendments implemented in the Updated Compensation Policy are as follows:

•	Increases to the monthly maximum salary for officers, including an increase of the maximum monthly salary of Company officers that are subordinate to the CEO to $20,000.

•	Update to the terms of service of directors who are not outside directors.

•	New limits on the value of the equity-based compensation for officers and directors and on performance-based bonuses.

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The CEO and officers subordinate to the CEO may be awarded equity incentive grants pursuant to the New Equity Plan covering a number of Ordinary Shares equal to not more than 3% and 1.5%, respectively, of the Company’s share capital on a fully diluted basis.

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Eligible directors, to the extent permitted under applicable law, may receive annual equity incentive grants pursuant to the New Equity Plan covering a number of Ordinary Shares equal to not more than 0.17% of the Company’s share capital on a fully diluted basis.

•	Amendments to the ranges of the ratios between fixed salary and variable compensation of directors and officers.

•	Amendments to the benefits that could be provided to officers.

•	We will be authorized to purchase directors and officers liability insurance, on the terms and subject to the maximum coverage set forth in the Updated Compensation Policy.

The foregoing description of the main proposed amendments does not purport to be a complete review of the amendments to our current Compensation Policy and their language and is qualified in its entirety by reference to the full text of the Updated Compensation Policy and proposed amendments set forth in Annex C. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Updated Compensation Policy or (ii) the total number of shares voted against the Updated Compensation Policy by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the Updated Compensation Policy.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For more information concerning the definition of a “controlling shareholder” and a “personal interest” see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

In the event this proposal is not approved by our shareholders, our Board of Directors may still approve the Updated Compensation Policy following additional discussion by our Compensation Committee and Board of Directors and subject to specific requirements under the Companies Law and if they do not resolve to approve the Updated Compensation Policy, our current Compensation Policy will remain in effect.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the proxy statement as Annex C.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Approval of Terms of Employment of Rob Phythian, the Chief Executive Officer of the combined company

(Proposal 1(g) on the Proxy Card)

Background

The Companies Law requires that the terms of employment of our Chief Executive Officer, or the CEO, be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Companies Law.  Our Compensation Committee and Board of Directors approved the proposed terms of employment of Mr. Phythian, subject to and effective upon the consummation of the Transaction and his appointment as the CEO of the combined company, recommended that our shareholders approve the proposed terms of employment of Mr. Phythian, and believe such terms of employment are for the benefit of the Company.  Mr. Phythian’s biography is set forth above in this proxy statement under “Management following the Transaction.”

General

When discussing the proposed terms of employment of Mr. Phythian, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Phythian’s qualifications and expertise, including his track record and knowledge of the industries in which the combined company will be active; (b) Mr. Phythian’s expected contribution to the growth of the combined company’s business; (c) the ratio between the cost of Mr. Phythian’s terms of employment to the cost of employment of the other employees of the combined company, specifically to the average and median cost of employment of the other employees of the combined company and (d) the compliance of the proposed terms of employment with the proposed amended compensation policy for directors and officers, or the Updated Compensation Policy, presented for approval at the Meeting as set forth under Proposal 1(f) above.

The proposed terms of employment of Mr. Phythian are as follows:

•	Base Salary. Mr. Phythian will be entitled to an annual base salary of $300,000.

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Annual Bonus.  Mr. Phythian will also be eligible to receive an annual bonus in an amount of up to 25% of Mr. Phythian’s annual base salary.  In accordance with the proposed amended Compensation Policy and applicable law, the determination of Mr. Phythian’s eligibility for the annual bonus will be made in the discretion of our Compensation Committee and Board of Directors.

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Option Grant. Upon completion of the Transaction, and assuming approval of the New Equity Plan, Mr. Phythian will receive a grant of options to acquire 1,200,000 Ordinary Shares under such plan, constituting approximately 2.6% of the outstanding share capital of the combined company calculated on a fully-diluted basis. One-third of the Ordinary Shares subject to this option will vest and be exercisable on the grant date, one-third of the Ordinary Shares subject to this option will vest and be exercisable on the first anniversary of the grant date and one-third of the Ordinary Shares subject to this option will vest and be exercisable on the second anniversary of the grant date, subject in all cases to Mr. Phythian’s continued services to the combined company.  Notwithstanding the foregoing vesting schedule, the right to purchase all shares subject to the option will vest and become exercisable if Mr. Phythian’s employment is terminated 90 days prior to or six months following the completion of a change of control (as such term is defined in the New Equity Plan) of the combined company.  The exercise price per share of the option will be equal to the closing sale price of our Ordinary Shares on the Nasdaq Capital Market on the date of grant.  The option will expire on the tenth anniversary of the date of grant.

•	Medical Benefits. The combined company will also pay 100% of the premiums payable for medical insurance benefits for Mr. Phythian and his immediate family during the term of his employment.

•	Fringe Benefits. Mr. Phythian will be entitled to reimbursement of private/social club dues in an amount up to $1,000 per month.

•	Expense Reimbursement. Mr. Phythian will be entitled to reimbursement of travel and other expenses incurred in connection with the performance of his duties in accordance with our policies.

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Termination Benefits.  Upon termination of Mr. Phythian’s employment by either him or the combined company, regardless of the reason, Mr. Phythian shall be entitled to (i) any earned but unpaid bonus, payable at such times as such bonus would have otherwise been paid if employment had not been terminated (unless otherwise required by law), and (ii) all other benefits for which he may be eligible in accordance with the company’s policies then in effect that have vested as of the termination date.  If Mr. Phythian’s employment is terminated by the combined company without “just cause” or by Mr. Phythian for “good reason,” then he is entitled to a payment equal to three months of base salary and continued health care coverage for such period, provided that such severance payment is subject to repayment if determined to violate the non-competition and non-solicitation covenants in the agreement. The payment of severance benefits is conditioned upon Mr. Phythian’s execution of a separation agreement that contains a full release of any claims he may have as of his employment termination date against the combined company.

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Indemnification and Liability Insurance. Mr. Phythian will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting and to be included in our directors and officers liability insurance policy authorized in accordance with the Updated Compensation Policy.

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Restrictive Covenants.  During the term of his employment and for a period of 24 months thereafter, referred to as the restricted period, Mr. Phythian will not be permitted, directly or indirectly, to provide services for or hold ownership of any entity that competes with the business of the combined company in the U.S., Canada, the United Kingdom and the European Union. In addition, during the restricted period, Mr. Phythian may not solicit or encourage any employee of the combined company to terminate his or her employment or any vendor or supplier to cease doing business with the combined company.

Mr. Phythian will not be entitled to any additional remuneration for his services as a director of the Company.

Required Vote

Pursuant to the Companies Law, the terms of employment of our chief executive officer, whether or not they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a discussion and explanation concerning the terms “controlling shareholder” and “personal interest,” see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms of employment of Mr. Rob Phythian as set forth in the proxy statement, be and hereby are ratified and approved, and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Approval of Terms of Employment of Chris Nicholas, the Chief Operating Officer of the Combined Company

(Proposal 1(h) on the Proxy Card)

Background

Mr. Nicholas, upon consummation of the Transaction, will serve as Chief Operating Officer, or COO, of the combined company, and will also serve as a director of the combined company. Our Compensation Committee and Board of Directors approved the proposed terms of employment of Mr. Nicholas, subject to and effective upon the consummation of the Transaction and his appointment as the COO of the combined company, recommended that our shareholders approve the proposed terms of employment of Mr. Nicholas, and believe such terms of employment are for the benefit of the Company.  Mr. Nicholas’s biography is set forth above in this proxy statement under “Management following the Transaction.”

General

When discussing the proposed terms of employment of Mr. Nicholas, our Compensation Committee and Board of Directors considered, among other things: (a) Mr. Nicholas’s qualifications and expertise, including his track record and knowledge of the industries in which the combined company will be active; (b) Mr. Nicholas’s expected contribution to the growth of the combined company’s business; (c) the ratio between the cost of Mr. Nicholas’s terms of employment to the cost of employment of the other employees of the combined company, specifically to the average and median cost of employment of the other employees of the combined company and (d) the compliance of the proposed terms of employment with the proposed amended compensation policy for directors and officers, or the Updated Compensation Policy, presented for approval at the Meeting as set forth under Proposal 1(f) above.

The proposed terms of employment of Mr. Nicholas are as follows:

•	Base Salary. Mr. Nicholas will be entitled to an annual base salary of $240,000.

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Annual Bonus.  Mr. Nicholas will also be eligible to receive an annual bonus in an amount of up to 25% of his annual base salary.  In accordance with the proposed amended Compensation Policy and applicable law, the determination of Mr. Nicholas’s eligibility for the annual bonus will be made in the discretion of our Compensation Committee and Board of Directors.

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Option Grant. Upon completion of the Transaction, and assuming approval of the New Equity Plan, Mr. Nicholas will receive a grant of options to acquire 600,000 Ordinary Shares under such plan, constituting approximately 1.3% of the outstanding share capital of the combined company calculated on a fully-diluted basis.  One-third of the Ordinary Shares subject to this option will vest and be exercisable on the grant date, one-third of the Ordinary Shares subject to this option will vest and be exercisable on the first anniversary of the grant date and one-third of the Ordinary Shares subject to this option will vest and be exercisable on the second anniversary of the grant date, subject in all cases to Mr. Nicholas’s continued services to the combined company.  Notwithstanding the foregoing vesting schedule, the right to purchase all shares subject to the option will vest and become exercisable if Mr. Nicholas’s employment is terminated 90 days prior to or six months following the completion of a change of control (as such term is defined in the New Equity Plan) of the combined company.  The exercise price per share of the option will be equal to the closing sale price of our ordinary shares on the Nasdaq Capital Market on the date of grant.  The option will expire on the tenth anniversary of the date of grant.

•	Medical Benefits. The combined company will also pay 100% of the premiums payable for medical insurance benefits for Mr. Nicholas and his immediate family during the term of his employment.

•	Expense Reimbursement. Mr. Nicholas will be entitled to reimbursement of travel and other expenses incurred in connection with the performance of his duties in accordance with our policies.

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Termination Benefits.  Upon termination of Mr. Nicholas’s employment by either him or the combined company, regardless of the reason, Mr. Nicholas shall be entitled to (any earned but unpaid bonus, payable at such times as such bonus would have otherwise been paid if employment had not been terminated (unless otherwise required by law), and (ii) all other benefits for which he may be eligible in accordance with the company’s policies then in effect that have vested as of the termination date.  If Mr. Nicholas’s employment is terminated by the combined company without “just cause” or by Mr. Nicholas for “good reason,” then he is entitled to a payment equal to three months of base salary and continued health care coverage for such period. The payment of severance benefits is conditioned upon Mr. Nicholas’s execution of a separation agreement that contains a full release of any claims he may have as of his employment termination date against the combined company.

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Indemnification and Liability Insurance. Mr. Nicholas will be entitled to receive an indemnification letter in the form identical to the form provided to our other officers and directors, attached as Annex A to the proxy statement distributed to our shareholders in connection with our 2011 annual general meeting of shareholders and to be included in our directors and officers liability insurance policy authorized in accordance with the Updated Compensation Policy.

Mr. Nicholas will not be entitled to any additional remuneration for his services as a director of the Company.

Required Vote

Pursuant to the Companies Law, the terms of employment of our COO, to the extent they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee and Board of Directors. However, as Mr. Nicholas will also serve as a member of our Board of Directors, the Companies Law requires that his terms of service and employment, whether or not in his capacity as a director and to the extent they are in accordance with our Compensation Policy, be approved by our Compensation Committee, Board of Directors and our shareholders by the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the terms of employment of Mr. Chris Nicholas as set forth in the proxy statement, be and hereby are ratified and approved, and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Approval of 2021 Equity Incentive Plan

(Proposal 1(i) on the Proxy Card)

Background

On June 13, 2021, our Board of Directors adopted, subject to shareholder approval and the consummation of the Transaction, the 2021 Equity Incentive Plan, or the New Equity Plan. A copy of the New Equity Plan is attached as Annex D to this proxy statement. The following summary of the material terms of the New Equity Plan is qualified in its entirety by reference to the full text of the New Equity Plan.

The purpose of the New Equity Plan is to aid the combined company in attracting, retaining, motivating and rewarding our key employees to whom the combined company’s successful operations and strong performance will be tied, and to promote the creation of long-term value for shareholders by closely aligning the interests of participants with those of our shareholders. As discussed below, the New Equity Plan allows for the continued use of share-based compensation and will permit us significant flexibility in determining the types and specific terms of awards made to participants. This flexibility will allow us to make future awards based on the then-current objectives for aligning compensation with shareholder value.

Summary of the 2021 Equity Incentive Plan

The New Equity Plan will replace our 2006 Stock Option Plan, which we refer to herein as the Prior Plan. The replacement of our 2006 Stock Option Plan and the effectiveness of the New Equity Plan is subject to the consummation of the Transaction, therefore no stock awards may be granted under the New Equity Plan until it is both approved at the Meeting and the Transaction is consummated. Once the New Equity Plan is effective, no further grants will be made under the Prior Plan.

Share Awards. Our New Equity Plan provides for the grant of incentive stock options, or ISOs within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of our Ordinary Shares that may be issued under our New Equity Plan after it becomes effective will be 4,673,264 shares.  The maximum number of shares of our Ordinary Shares that may be issued on the exercise of ISOs under the New Equity Plan is 4,673,264.

Ordinary Shares subject to awards granted under the New Equity Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the New Equity Plan. If any Ordinary Shares issued pursuant to a share award are forfeited back to or repurchased or reacquired by us for any reason, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the New Equity Plan. Any shares reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the New Equity Plan.

Plan Administration. Subject to the requirements and limitations of the Companies Law, our board of directors, or a duly authorized committee of our board of directors, will administer our New Equity Plan and is referred to as the “plan administrator” herein, and our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our New Equity Plan, our board of directors, subject to applicable law, has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Under the New Equity Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant, (A) the reduction of the exercise, purchase, or strike price of any outstanding award; (B) the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the New Equity Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Ordinary Shares on the date of grant. Options granted under the New Equity Plan vest at the rate specified in the share option agreement as determined by the plan administrator.

The plan administrator determines the term of share options granted under the New Equity Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s share option agreement provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Ordinary Shares issued upon the exercise of a share option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker- assisted cashless exercise, (3) the tender of our Ordinary Shares previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will or the applicable laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer in each case, (i) an option may be transferred pursuant to a domestic relations order, such as a marital settlement agreement or other divorce or separation instrument, and (ii) subject to applicable law an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our Ordinary Shares with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our equity compensation plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. Pursuant to Section 422 of the Code, no ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the share subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of Ordinary Shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our Ordinary Shares on the date of grant. A stock appreciation right granted under the New Equity Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the New Equity Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The New Equity Plan permits the grant of performance-based stock and cash awards. Our compensation committee may structure awards so that the stock or cash will be issued or paid upon achievement of  performance criteria determined by the administrator, which may be company-wide or with respect to any subsidiary, division, business unit, or other subdivision of the Company and may be set in absolute terms or in comparison to comparable companies or other indices. The Board may also make adjustments for nonrecurring charges, fluctuations in exchange rates, changes to GAAP, changes to tax rates, to exclude unusual or infrequent items under GAAP, to exclude the effects of acquisitions, divestitures, or joint ventures, and similar items. The Board may also determine the effect of partial achievement of performance goals.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our Ordinary Shares. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our share capital, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the New Equity Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our New Equity Plan provides that in the event of certain specified significant corporate transactions (or a change in control, as defined below), unless otherwise provided in an award agreement or other written agreement between us and the award holder, the plan administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination if not exercised (if applicable) at or before the effective time of the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised before the effective time of the transaction, in exchange for a cash payment, if any; or

•
make a payment equal to the excess, if any, of (A) the value of the property the participant would have received on exercise of the award immediately before the effective time of the transaction, over (B) any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

Under the New Equity Plan, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, or (4) a merger or consolidation where we do survive the transaction but our Ordinary Shares outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. In the event of a change in control, the plan administrator may take any of the above-mentioned actions. Awards granted under the New Equity Plan may be subject to additional acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur. Under the New Equity Plan, a change in control is generally (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our shareholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction, (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our shareholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction, (4) a complete dissolution or liquidation of the company or (5) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our Board will have the authority to amend, suspend, or terminate the New Equity Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of our shareholders. No ISOs may be granted after the tenth anniversary of the date our Board of Directors adopts our New Equity Plan. No stock awards may be granted under our New Equity Plan while it is suspended or after it is terminated.

Required Vote

Pursuant to Nasdaq Stock Market Rule 5635(c), the establishment of an equity compensation plan requires shareholders’ approval by the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter. Although the Nasdaq Stock Market Rules provide that we may elect to follow home country practices in connection with the requirements for shareholder approval and although we generally follow Israeli law and practice instead of certain requirements of the Nasdaq Stock Market Rules, our Board of Directors resolved to submit the approval of the New Equity Plan to shareholder approval. However, we may in the future elect to choose home country practices in connection with issues requiring shareholder approval, including the adoption of new equity compensation plans or the amendment of existing equity compensation plans.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Company’s 2021 Equity Incentive Plan to provide for the issuance thereunder of 4,673,264 Ordinary Shares in connection with incentive awards thereunder (subject to adjustment as provided in the New Equity Plan).”

The Board of Directors recommends a vote FOR the foregoing resolution.

Approval of Purchase of Run-off Directors and Officers Liability Insurance Policy

(Proposal 1(j) on the Proxy Card)

Background

The Companies Law provides that a company may, if permitted by its articles of association, obtain insurance for an office holder against liabilities incurred with respect to an act or omission in his or her capacity as an office holder.  These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty (provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests) and any monetary liability imposed on the office holder in favor of a third-party.

Our Articles allow us to insure our office holders to the fullest extent permitted by law and our Compensation Policy provides that our directors and officers will be covered by a directors’ and officers’ liability insurance policy, to be periodically purchased by us subject to receipt of approvals required under the Israeli Companies Law.

General

The current coverage of our directors and officers liability insurance policy, as approved by our shareholders, is $5 million. As noted in the proxy statement, the Merger Agreement includes undertakings in connection with the purchase of a “tail” or “run-off” directors and officers liability insurance. For more information see “The Merger Agreement – Indemnification and Insurance for Officers and Directors.”

It is therefore proposed to expand our existing directors and officers insurance policy by purchasing a discovery policy for a period of seven years from the date of the consummation of the Transaction. The premium to be paid by the Company for the seven-year policy will not be higher than 250% of our annual premium (the current annual premium is $380,000). The terms of the “run-off” insurance policy apply equally to all of the Company’s directors and officers that served in their position prior to the consummation of the Transaction.

Our Compensation Committee and Board of Directors determined that the acquisition of the “run-off” insurance policy is in accordance with our Compensation Policy, which, as noted, provides that our directors and officers will be covered by a liability insurance policy and is also in accordance with the Updated Compensation Policy, approved, and recommended that our shareholders approve, the purchase of the “run-off” directors’ and officers’ liability insurance and determined that this resolution is for the benefit of the Company. Each of our directors and officers has a personal interest in the approval of the resolution.

Required Majority

Under the Companies Law, the procurement of insurance coverage for office holders that is in accordance with the compensation policy requires the approval of the compensation committee and board of directors, and if such office holder is a director or the chief executive officer, also the shareholders, in that order.

Pursuant to the Companies Law, the affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the resolution in connection with the procurement of the insurance to our CEO and directors. In addition, pursuant to the Companies Law, the approval of the terms of employment and service of the chief executive officer is generally required to comply with at least one of the following “special majority” conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company. For more information concerning the definition of a “controlling shareholder” and a “personal interest” see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

Each shareholder voting on the proposal must indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposal pursuant to the Israeli Companies Law. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.  To the extent the proposed resolution is not approved by the “special majority” but rather with an ordinary majority, it will be valid in connection with all of our office holders whose terms of service and employment do not require an approval by our shareholders or by a special majority of our shareholders. In the event the proposed resolution is not approved by the “special majority”, we may elect to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, which provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to the chief executive officer is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders will not be required.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the purchase of the directors and officers “run-off” liability insurance policy as described in the proxy statement and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

2. APPROVAL OF EQUITY COMPENSATION TO ROY HESS, OUR CHIEF EXECUTIVE OFFICER

(Proposal 2 on the Proxy Card)

General

The Companies Law requires that the terms of employment of our Chief Executive Officer, or the CEO, be approved by our Compensation Committee, Board of Directors and shareholders.

Our shareholders previously approved the terms of employment of Mr. Hess, our CEO, at the annual shareholders meeting held on October 21, 2018. Mr. Hess’ terms of employment included, among other things, a grant of options to acquire 116,667 Ordinary Shares at an exercise price of $2.16 per share under our 2003 Israeli Share Option Plan, or the Israeli Plan, which vested over a period of four years, subject to an additional condition requiring that the closing price of our Ordinary Shares is equal to or higher than a price per share of $4.5 for a consecutive period of three months.  In addition, in the event of an M&A or reverse merger transaction following which if Mr. Hess does not continue to serve as our CEO, 50% of all of Mr. Hess’s unvested options would have vested.

In July 2019 we announced that Mr. Hess will devote 50% of his time to the affairs of the company. This reduction was in line with our ongoing efforts to control and reduce expenses and manage our cash reserves. Effective January 1, 2020, Mr. Hess terminated his employment relationship with us and commenced providing CEO services under a consulting agreement. Due to such termination of employment, Mr. Hess’ previously granted options expired pursuant to the terms of our Israeli Plan.

Out Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant to Mr. Hess of equity compensation as follows:

a.
A warrant, or the First Warrant, to acquire 116,667 Ordinary Shares, at an exercise price of $1.321, valid for a period of three years. The First Warrant will become exercisable in full upon the earliest of: (i) six months from the date of issuance (expected to be the date of the Meeting) or (ii) the consummation of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company); and

b.
A warrant, or the Second Warrant, to acquire 50,000 Ordinary Shares, with no exercise price (i.e., an exercise price equal to $0), valid for a period of three years. The Second Warrant will become exercisable upon the earliest of: (i) the consummation of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company), provided that Mr. Hess still serves as our CEO until immediately prior to the consummation or (ii) the consummation of the Transaction with SharpLink.

Our Compensation Committee and Board of Directors concluded in discussions held in March 2021 that the proposed compensation is not in accordance with our Compensation Policy mainly because the exercise prices are (with respect to the Second Warrant) and could potentially be (with respect to the First Warrant) lower than the known closing price of our Ordinary Shares at the date of grant and the vesting schedule is different than the vesting schedule permitted under our compensation policy. Under the Companies Law, we may provide officers, including the CEO, with terms of employment that are not in accordance with the compensation policy in special cases, and subject to the Compensation Committee and Board of Directors consideration of issues and matters required by the Companies Law to be taken into consideration when preparing a compensation policy and further subject to the approval of the terms by our shareholders by the special majority set forth below under “Required Vote.”

In deliberating the equity compensation proposed to be granted to Mr. Hess, our Compensation Committee and Board of Directors considered the following:

•
Mr. Hess has served as the Company’s CEO since 2017 and his contribution to the Company’s efforts to locate investors, mitigate damages caused by the COVID-19 pandemic, maintain the Company’s business while managing and reducing the Company’s expenses in order to prevent adverse impacts on the Company’s cash position, and review and try to locate potential M&A opportunities has been instrumental. The Compensation Committee and Board expect that his efforts and contribution will continue to be required and essential to M&A opportunities pursued by the Company, from the negotiation, due diligence and execution stage, through the successful closing of such transaction.

•
The First Warrant is exercisable into the same number of Ordinary Shares as the options previously granted to Mr. Hess and at an exercise price based on the average market price on the 30 trading days preceding the date in which the Compensation Committee discussed Mr. Hess’ request to terminate his employment and the commencement of his consulting services. The options previously granted to Mr. Hess have not been exercised and have now expired. The vesting period of the options previously granted to Mr. Hess was four years (ending on October 2021) and therefore granting the First Warrant with a relatively short vesting period provides Mr. Hess with a similar benefit.

•
The condition to exercise that was included in the options previously issued to Mr. Hess effectively prevented Mr. Hess from exercising his options, and in light of the share price of the Company’s Ordinary Shares, maintaining the condition to exercise could potentially negate the value of the proposed compensation.

•
The Company’s goal is to locate and consummate an M&A opportunity. Therefore, should Mr. Hess be successful in these efforts, it is likely that Mr. Hess will not remain the Company’s CEO for a long period, as it is expected that a new CEO will be appointed following the successful completion of an M&A transaction. Therefore, the grant of options under the Company’s option plan that will expire shortly after the termination of service of Mr. Hess, in not in line with the Company’s goal and long-term strategy that requires Mr. Hess to advance and complete a successful M&A opportunity. This goal is also in line with the acceleration provision that will be included in the First and Second Warrants.

•
The proposed issuance of the Second Warrant to Mr. Hess, which vests only upon consummation of an M&A transaction, is in line with the market custom of compensating officers upon successful completion of these types of transactions.

•
Providing Mr. Hess with equity-based compensation, which is an accounting expense but does not entail a cash expense on the part of the Company, will assist the Company in minimizing the impact of such compensation on its cash position.

•
Providing Mr. Hess with equity-based compensation that is tied to the consummation of an M&A transaction also serves to align the interests of the Company’s shareholders with the interests of Mr. Hess.

The proposed issuance of equity compensation will become effective upon its approval by the shareholders and is not dependent on the consummation of the Transaction.

Required Vote

Pursuant to the Companies Law, the terms of employment of our chief executive officer, whether or not they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For more information concerning the definition of a “controlling shareholder” and a “personal interest” see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the issuance to Mr. Roy Hess of the First Warrant and the Second Warrant on the date of the Meeting and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

 3. APPROVAL OF EQUITY COMPENSATION TO OFIRA BAR, OUR CHIEF FINANCIAL OFFICER

(Proposal 3 on the Proxy Card)

General

The Companies Law provides that the terms of employment of officers subordinate to the CEO (such as the CFO) that are in accordance with a company’s compensation policy, require the approval of the Compensation Committee and Board of Directors. However, terms of employment of such officers that are not in accordance with the compensation policy, may be approved, subject to certain additional conditions detailed below.

Our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant to Ms. Bar of options under the Company’s Israeli Plan, or the Option, to acquire 50,000 Ordinary Shares, with no exercise price (i.e., an exercise price equal to $0), valid for a period of five years. The Option will become exercisable over a period of five years, with 33.33% vesting on the third, fourth and fifth anniversary of the grant date (expected to be the date of the Meeting), provided that the vesting of the Option will accelerate, and the Option will become fully exercisable upon the consummation of an M&A or reverse merger transaction (where current shareholders will hold less than 50% of the shares of the company). Our Compensation Committee and Board of Directors further approved that in the event of termination of Ms. Bar’s employment the Option, if vested, will remain valid until the earliest to occur of: (i) six months following the date of termination of employment of Ms. Bar and (ii) five years from the grant date.

Our Compensation Committee and Board of Directors concluded in discussions held in March 2021 that the proposed compensation is not in accordance with our Compensation Policy mainly because the exercise price is lower than the known closing price of our Ordinary Shares at the date of grant. As noted above, under the Companies Law, we may provide officers, including the CFO, with terms of employment that are not in accordance with the compensation policy in special cases, and subject to the Compensation Committee and Board of Directors consideration of issues and matters required by the Companies Law to be taken into consideration when preparing a compensation policy and further subject to the approval of the terms by our shareholders by the special majority set forth below under “Required Vote.”

In deliberating the equity compensation proposed to be granted to Ms. Bar, our Compensation Committee and Board of Directors considered the following:

•
Ms. Bar has served as the Company’s CFO since 2018 and her contribution to the Company’s efforts to locate investors, mitigate damages caused by the COVID-19 pandemic, maintain the Company’s business while managing and reducing the Company’s expenses in order to prevent adverse impacts on the Company’s cash position, and assist with advancing M&A opportunities, has been instrumental. The Compensation Committee and Board expect that her efforts and contribution will continue to be required and essential to M&A opportunities pursued by the Company, from the discussions, due diligence and execution stage, through the successful closing of such transaction.

•	The Company’s goal is to locate and consummate an M&A opportunity. This goal is also in line with the acceleration provision that will be included in the Options.

•
The proposed issuance of the Options to Ms. Bar, with a vesting schedule that accelerates upon consummation of an M&A transaction, is in line with the market custom of compensating officers upon successful completion of these types of transactions.

•
Providing Ms. Bar with equity-based compensation, which is an accounting expense but does not entail a cash expense on the part of the Company, will assist the Company in minimizing the impact of such compensation on its cash position.

•
Providing Ms. Bar with equity-based compensation that is accelerated upon the consummation of an M&A transaction also serves to align the interests of the Company’s shareholders with the interests of Ms. Bar.

•	Should an M&A or reverse merger transaction not be completed, the Company will require the efforts and contribution of Ms. Bar in its efforts to continue its operations.

The proposed issuance of equity compensation will become effective upon its approval by the shareholders and is not dependent on the consummation of the Transaction.

Required Vote

Pursuant to the Companies Law, the terms of employment of our chief financial officer, if they are not in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of the outstanding voting power in the Company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For more information concerning the definition of a “controlling shareholder” and a “personal interest” see “Questions and Answers about the Transaction – How many votes are needed to approve each proposal?”

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Companies Law.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the issuance to Ms. Ofira Bar of the Options on the date of the Meeting and to determine that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of our company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than June 23, 2021.  If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than June 30, 2021 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC.

OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors, /s/ Ofira Bar Ofira Bar Corporate Secretary

Dated: June 16, 2021

ANNEX A

AGREEMENT AND PLAN OF MERGER

among:

MER TELEMANAGEMENT SOLUTIONS LTD.,
an Israeli limited company;

NEW SL ACQUISITION CORP.,
a Delaware corporation; and

SHARPLINK, INC.,
a Minnesota corporation

Dated as of April 15, 2021

Page

1		DESCRIPTION OF THE TRANSACTION	A-2

	1.1	Structure of the Merger	A-2
	1.2	Effects of the Merger	A-2
	1.3	Closing; Effective Time	A-2
	1.4	Certificate of Incorporation and Bylaws; Articles of Association; Directors and Officers	A-2
	1.5	Conversion of Company Securities.	A-3
	1.6	MTS Closing Schedule.	A-6
	1.7	Closing of the Company’s Transfer Books	A-7
	1.8	Surrender of Certificates; Exchange of Securities.	A-7
	1.9	Appraisal Rights	A-9
	1.10	Further Action	A-10
	1.11	Tax Consequences.	A-10

2		REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-10

	2.1	Due Organization; Subsidiaries; Directors and Officers; Key Employees; Organizational Documents.	A-10
	2.2	Authority; Binding Nature of Agreement	A-11
	2.3	Non-Contravention; Consents	A-11
	2.4	Capitalization.	A-12
	2.5	Financial Statements.	A-13
	2.6	Absence of Changes	A-14
	2.7	Absence of Undisclosed Liabilities	A-14
	2.8	Title to Assets	A-14
	2.9	Real Property; Leasehold	A-15
	2.10	Intellectual Property.	A-15
	2.11	Data Protection.	A-17
	2.12	Information Technology	A-17
	2.13	Agreements, Contracts and Commitments.	A-18
	2.14	Compliance; Permits.	A-19
	2.15	Tax Matters	A-21
	2.16	Employee and Labor Matters; Benefit Plans.	A-24
	2.17	Environmental Matters	A-27
	2.18	Insurance	A-27
	2.19	Legal Proceedings; Orders.	A-27
	2.20	Inapplicability of Anti-takeover Statutes	A-28
	2.21	No Financial Advisors	A-28
	2.22	Transactions with Affiliates.	A-28
	2.23	Anti-Bribery	A-28
	2.24	Control Stake	A-29
	2.25	Trade and Sanctions Compliance.	A-29
	2.26	Closing Financing	A-29
	2.27	Disclaimer of Other Representations or Warranties	A-29

(continued)

3		REPRESENTATIONS AND WARRANTIES OF MTS AND MERGER SUB	A-29

	3.1	Subsidiaries; Due Organization; Organizational Documents.	A-29
	3.2	Authority; Binding Nature of Agreement	A-30
	3.3	Vote Required	A-30
	3.4	Non-Contravention; Consents	A-31
	3.5	Capitalization.	A-31
	3.6	SEC Filings; Financial Statements.	A-33
	3.7	Absence of Changes	A-35
	3.8	Absence of Undisclosed Liabilities	A-35
	3.9	Title to Assets	A-35
	3.10	Real Property; Leasehold	A-35
	3.11	Intellectual Property.	A-35
	3.12	Material Contracts	A-37
	3.13	Compliance; Permits.	A-39
	3.14	Legal Proceedings; Orders.	A-40
	3.15	Tax Matters	A-40
	3.16	Employee and Labor Matters; Benefit Plans	A-43
	3.17	Environmental Matters	A-47
	3.18	Transactions with Affiliates	A-47
	3.19	Insurance	A-48
	3.20	No Financial Advisors	A-48
	3.21	Anti-Bribery	A-48
	3.22	Valid Issuance	A-48
	3.23	Opinion of Financial Advisor	A-48
	3.24	Shell Company Status	A-49
	3.25	Trade and Sanctions Compliance	A-49
	3.26	Disclaimer of Other Representations or Warranties	A-49

4		CERTAIN COVENANTS OF THE PARTIES	A-49

	4.1	Operation of MTS’s Business.	A-49
	4.2	Operation of the Company’s Business.	A-52
	4.3	Access and Investigation	A-54
	4.4	Non-Solicitation.	A-55
	4.5	Notification of Certain Matters	A-56

5		ADDITIONAL AGREEMENTS OF THE PARTIES.	A-56

	5.1	Proxy Statement	A-56
	5.2	MTS Shareholders’ Meeting; Merger Sub Approval.	A-57
	5.3	Form F-3 Registration Statement.	A-58
	5.4	Tax Ruling	A-59
	5.5	Regulatory Approvals	A-59
	5.6	MTS Employees and Employee Benefits.	A-60
	5.7	Indemnification of Officers and Directors.	A-60

(continued)

	5.8	IIA Undertakings	A-62
	5.9	Additional Agreements	A-62
	5.10	Disclosure	A-62
	5.11	Listing	A-63
	5.12	Tax Matters	A-63
	5.13	Legends	A-64
	5.14	Allocation Certificate	A-64
	5.15	Company Financial Statements	A-64
	5.16	Shareholder Litigation	A-65
	5.17	Validity of Private Placement	A-65
	5.18	Closing Financing; Articles of Amendment	A-65
	5.19	Accredited Investor Questionnaires	A-65
	5.20	Certain Adjustments	A-65
	5.21	Alpha Waiver	A-65
	5.22	Equity Incentive Plan	A-66
	5.23	Shareholder Control Agreement	A-66

6		CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	A-66

	6.1	No Restraints	A-66
	6.2	Shareholder Approval	A-66
	6.3	Closing Financing	A-66
	6.4	Dissenters’ Rights	A-66
	6.5	Tax Ruling	A-66
	6.6	Articles of Merger	A-66
	6.7	No Legal Prohibition	A-66
	6.8	Market Condition	A-66
	6.9	Listing	A-67
	6.10	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	A-67

7		ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF MTS AND MERGER SUB	A-67

	7.1	Accuracy of Representations	A-67
	7.2	Performance of Covenants	A-67
	7.3	Documents	A-67
	7.4	No Company Material Adverse Effect	A-68
	7.5	FIRPTA Certificate	A-68

8		ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	A-68

	8.1	Accuracy of Representations	A-68
	8.2	Performance of Covenants	A-68
	8.3	Documents	A-68

(continued)

	8.4	Form 20-F	A-68
	8.5	Registration Statement	A-68
	8.6	No MTS Material Adverse Effect	A-68
	8.7	MTS Lock-Up Agreements	A-68
	8.8	MTS Cash at Closing	A-69

9		TERMINATION	A-69

	9.1	Termination	A-69
	9.2	Notice of Termination; Effect of Termination	A-70
	9.3	Expenses; Termination Fees.	A-71

10		MISCELLANEOUS PROVISIONS	A-71

	10.1	Non-Survival of Representations and Warranties	A-71
	10.2	Amendment	A-72
	10.3	Waiver	A-72
	10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	A-72
	10.5	Applicable Law; Jurisdiction	A-72
	10.6	Attorneys’ Fees	A-72
	10.7	Assignability	A-73
	10.8	Notices	A-73
	10.9	Cooperation	A-74
	10.10	Severability	A-74
	10.11	Other Remedies; Specific Performance	A-74
	10.12	No Third-Party Beneficiaries	A-74
	10.13	Construction	A-75

Exhibits:

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with its exhibits and schedules, this “Agreement”) is made and entered into as of April 15, 2021, by and among Mer Telemanagement Solutions Ltd., an Israeli limited company (“MTS”), New SL Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MTS (“Merger Sub”), and SharpLink, Inc., a Minnesota corporation (the “Company”). MTS, Merger Sub and the Company may each be referred to herein individually as a “Party” and collectively as the “Parties”. Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.          MTS and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and in accordance with the provisions of the MBCA. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of MTS, on the terms and subject to the conditions set forth in this Agreement.

B.          The MTS Board (i) has determined that the Merger is fair to, advisable, and in the best interests of, MTS and the MTS Shareholders, (ii) has deemed advisable and approved this Agreement, the Merger, and other actions contemplated by this Agreement, including the authorization and issuance of ordinary shares of MTS (“MTS Ordinary Shares”), listed and traded on Nasdaq, to the shareholders of the Company pursuant to the terms of this Agreement; and (iii) has determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of MTS vote to approve the Merger.

C.          The Board of Directors of Merger Sub has determined that the Merger is fair to, advisable, and in the best interests of, Merger Sub, and has approved this Agreement and other transactions contemplated by this Agreement, and the sole stockholder of the Merger Sub has approved and adopted this Agreement, the Merger and the applicable Contemplated Transactions.

D.          The Company’s Board of Directors (i) has determined that the Merger is fair to, advisable, and in the best interests of, the Company and the Company Shareholders, (ii) has deemed advisable and approved the Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) has determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Shareholders vote to adopt this Agreement and the Contemplated Transactions.

E.          The requisite Company Shareholders have approved the Agreement and the Contemplated Transactions.

F.          Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) the representation letter in substantially the form attached hereto as Exhibit B is being executed and delivered to the Company by the MTS shareholder named therein providing, among other things, that such shareholder intends to vote such shareholders’s MTS Share Capital in favor of the Merger and the Contemplated Transactions and that such shareholder has voted against a proposal to replace certain existing members of the MTS Board, and (b) the shareholders of MTS listed in Section A of the MTS Disclosure Schedule (the “MTS Lock-Up Signatories”) (solely in their capacity as shareholders of MTS) are executing lock-up agreements in substantially the form attached hereto as Exhibit C (the “MTS Lock-Up Agreements”).

G.         The Company executed that certain share purchase agreement dated December 23, 2020 (the “Alpha 2020 SPA”) with, and has received the Initial Investment Amount under the Alpha 2020 SPA from, Alpha Capital Anstalt (the “Investor”), and, subject only to the occurrence of the Closing hereunder, immediately prior to the Closing, the Company will, as contemplated by the Alpha 2020 SPA, receive at least the Closing Investment Amount from the Investor (the “Closing Financing”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1.	DESCRIPTION OF THE TRANSACTION

1.1          Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company will continue its corporate existence under the MBCA as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2          Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MBCA. As a result of the Merger, the Company will become a wholly-owned subsidiary of MTS.

1.3          Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or, to the extent permitted by Law, waiver by such Party entitled to waive such condition, of the conditions set forth in Sections 6, 7 and 8, the closing of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver by such Party entitled to waive such condition of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as MTS and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the Parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Minnesota articles of merger (the “Articles of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the MBCA and shall make all other filings or recordings required under the MBCA (if any). The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota, or at such later time as MTS and the Company shall agree and specify in the Articles of Merger (the date and time the Merger becomes effective, the “Effective Time”).

1.4          Certificate of Incorporation and Bylaws; Articles of Association; Directors and Officers. At the Effective Time:

(a)          From and after the Effective Time and until further amended in accordance with Law, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, the articles of incorporation of the Company shall be amended and restated in its entirety in a form to be agreed upon by MTS and the Company, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation;

(b)          the Articles of Association of MTS shall be the Articles of Association of MTS immediately prior to the Effective Time, until thereafter amended as provided by the Companies Law and such Articles of Association; provided, however, that immediately prior to the Effective Time, MTS shall effect one or more amendments to its Articles of Association in effect on the date hereof (“MTS Articles”), to the extent approved by the MTS Shareholders as contemplated by Section 5.2, to (i) change the name of MTS to “Sharplink Ltd.” or such other name to be approved by the Parties and the Israeli Registrar of Companies (ii) effect the Reverse Split, and (iii) increase the number of authorized MTS Ordinary Shares and create two new classes of preferred shares of MTS (“MTS New Preferred A-1 Shares” and “MTS New Preferred B Shares,” respectively), in each case as reflected in the form of amended and restated articles of association attached hereto as Exhibit D (the “Restated MTS Articles”); and

(c)          Immediately following the Closing, the board of directors of MTS shall, subject to compliance with applicable Law, appoint as the officers of MTS those persons designated by the Company. Except for those persons designated by the Company prior to the Effective Time, MTS shall cause the persons serving as directors and/or officers of MTS immediately prior to the Effective Time to resign at the Closing from all of their current director and officer positions with MTS not designated by the Company, all subject to compliance with applicable Law.  The newly-appointed directors and officers of MTS shall hold office for the term specified in, and subject to the provisions contained in, the Restated MTS Articles and applicable Law. The Parties shall take all necessary action so that immediately after the Effective Time, (a) the MTS Board will consist of the number of members designated by the Company and the specific individuals to serve as such members as designated by the Company, who shall qualify with the applicable Companies Law, Nasdaq and SEC requirements for directors and their qualification to serve on the existing committees of the MTS Board (the “Company’s Board Nominees”), which will be included in the Proxy Statement as director nominees, and which will include two nominees for outside directors as required under the Companies Law, (b) the Persons designated by the Company as officers are elected or appointed, as applicable, to the positions of officers of MTS, as designated by the Company, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law.

(d)          From and after the Effective Time, the directors and officers of the Surviving Corporation shall be the persons designated by the Company prior to the Effective Time. These directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the articles of incorporation and bylaws of the Surviving Corporation and applicable Law. If, at or after the Effective Time, a vacancy shall exist on the board of directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation.

1.5          Conversion of Company Securities.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of MTS, Merger Sub, the Company or any shareholder of the Company or shareholder of MTS, the following shall occur:

(i)          subject to Section 1.5(e), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of MTS Ordinary Shares calculated in accordance with the Exchange Ratio;

(ii)         subject to Section 1.5(e), each share of Company Preferred A Stock (if any) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of MTS New Preferred A-1 Shares calculated in accordance with the Preferred A Exchange Ratio;

(iii)         subject to Section 1.5(e), each share of Company Preferred A-1 Stock outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of MTS New Preferred A-1 Shares calculated in accordance with the Exchange Ratio;

(iv)          subject to Section 1.5(e), each share of Company Preferred B Stock outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of MTS New Preferred B Shares calculated in accordance with the Exchange Ratio (the MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to be issued in connection with the Merger shall hereinafter be referred to, together, as the “Merger Consideration”).

(b)          At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase MTS Ordinary Shares, and MTS shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as MTS in good faith determines are appropriate to reflect the substitution of the Company Options by options to purchase MTS Ordinary Shares). All rights with respect to Company Common Stock under Company Options assumed by MTS shall thereupon be converted into rights with respect to MTS Ordinary Shares. Accordingly, from and after the Effective Time: (i) each Company Option assumed by MTS may be exercised solely for MTS Ordinary Shares; (ii) the number of MTS Ordinary Shares subject to each Company Option assumed by MTS shall be determined by multiplying (A) the number of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number to the nearest whole number of MTS Ordinary Shares; (iii) the per share exercise price for the MTS Ordinary Shares issuable upon exercise of each Company Option assumed by MTS shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Options assumed by MTS shall continue in full force and effect and the term, exercisability and other provisions of such Company Options shall otherwise remain unchanged; provided, however, that: (A) MTS may amend the terms of the Company Options to reflect MTS’s substitution of the Company Options with options to purchase MTS Ordinary Shares (such as by making any change in control or similar definition relate to MTS and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events that relate to MTS and/or MTS Ordinary Shares); and (B) the MTS Board or a committee thereof shall succeed to the authority and responsibility of the Company Board of any committee thereof with respect to each Company Option assumed by MTS. Notwithstanding anything to the contrary in this Section 1.5(b), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase MTS Ordinary Shares shall be made in a manner consistent with Treasury Regulation Sections 1.424-1 and 1.409A-1(b)(5), such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.  Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 1.5(b) and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 1.5(b).  MTS agrees to use its best efforts to take such actions as are necessary to ensure that all Company Options which are deemed “incentive stock options” under Section 422 of the Code remain “incentive stock options.”

(c)          At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not exercisable, shall be converted into and become a warrant to purchase MTS Ordinary Shares, and MTS shall assume each such Company Warrant in accordance with its terms (as in effect as of the date of this Agreement) (but with changes to such documents as MTS in good faith determines are appropriate to reflect the substitution of the Company Warrants by warrants to purchase MTS Ordinary Shares). All rights with respect to Company Common Stock under Company Warrants assumed by MTS shall thereupon be converted into rights with respect to MTS Ordinary Shares. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by MTS may be exercised solely for MTS Ordinary Shares; (ii) the number of MTS Ordinary Shares subject to each Company Warrant assumed by MTS shall be determined by multiplying (A) the number of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number to the nearest whole number of MTS Ordinary Shares; (iii) the per share exercise price for the MTS Ordinary Shares issuable upon exercise of each Company Warrant assumed by MTS shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by MTS shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that MTS may amend the terms of the Company Warrants to reflect MTS’s substitution of the Company Warrants with warrants to purchase MTS Ordinary Shares (such as by having any provision that provides for the adjustment of Company Warrants upon the occurrence of certain corporate events that relate to MTS and/or MTS Ordinary Shares).  Prior to the Effective Time, the Company shall take all actions that may be necessary to effectuate the provisions of this Section 1.5(c) and to ensure that, from and after the Effective Time, holders of Company Warrants have no rights with respect thereto other than those specifically provided in this Section 1.5(c).

(d)          If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted share purchase agreement or other similar agreement with the Company, then the MTS Ordinary Shares issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book-entry MTS Ordinary Shares shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, MTS is entitled to exercise any such repurchase option or other right set forth in any such restricted share purchase agreement or other agreement in accordance with its terms.

(a)          No fractional MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of an MTS Ordinary Share, MTS New Preferred A-1 Shares or MTS New Preferred B Shares (after separately aggregating all fractional MTS Ordinary Shares, all fractional MTS New Preferred A-1 Shares and all fractional MTS New Preferred B Shares issuable to such holder) shall not receive such fraction, and shall instead receive such amount rounded to the nearest whole number of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares, as the case may be.

(f)          Each share of common stock, $0.001 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(g)          If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or the MTS Share Capital shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change (including the Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), the Exchange Ratio shall be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Company Warrants with the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing herein will be construed to permit the Company or MTS to take any action with respect to Company Capital Stock or MTS Share Capital, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(h)          A capitalization table reflecting the current capitalization of the Company, the current capitalization of MTS and the pro forma capitalization of MTS immediately post-Closing, assuming no additional securities or rights to receive securities exist, is attached hereto as Schedule 1.5(h).

1.6          MTS Closing Schedule.

(a)          For the purposes of this Agreement, (i) the “Anticipated Closing Date” shall be the date, as agreed upon by MTS and the Company, to be the anticipated date for Closing. At least fifteen (15) calendar days prior to the MTS Shareholders’ Meeting, MTS shall provide the Company with a schedule prepared and certified by such MTS’s Chief Financial Officer (the “MTS Closing Schedule”) setting forth, in reasonable detail, MTS’s good faith estimates of the: (i) MTS Cash at Closing as of the Anticipated Closing Date and (ii) Transaction Expenses that will not have been paid by MTS as of the Anticipated Closing Date (each of the foregoing a “Closing Estimate,” and collectively, the “Closing Estimates”).  MTS shall make available the work papers and back-up materials used in preparing its MTS Closing Schedule and each of the Closing Estimates, as reasonably requested by the Company.

(b)          Within five (5) calendar days after delivery of the MTS Closing Schedule (the “Response Date”), the Company will have the right to dispute any part of the Closing Estimates provided to it by delivering a written notice to that effect to MTS (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of the proposed revisions to the Closing Estimates and any information available and known to the Company at such time related to the nature of any proposed revisions to the Closing Estimates.

(c)          If on or prior to the Response Date, the Company: (i) notifies MTS in writing that it has no objections to the Closing Estimates or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Closing Estimates as set forth in the MTS Closing Schedule shall be deemed to have been finally determined for purposes of this Agreement.

(d)          If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of the Company and MTS shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Closing Estimates, which agreed-upon Closing Estimates shall be deemed to have been finally determined for purposes of this Agreement, subject to Section 1.6(f).

(e)          If Representatives of MTS and the Company are unable to negotiate an agreed-upon determination of Closing Estimates as of the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as MTS and the Company may mutually agree upon), then the Chief Executive Officer of MTS and the Chief Executive Officer of the Company shall promptly meet and agree on such items. If the Chief Executive Officer of MTS and the Chief Executive Officer of the Company are unable to negotiate an agreed-upon determination of Closing Estimates within three (3) calendar days thereafter (or such other period as MTS and the Company may mutually agree upon), then MTS and the Company shall engage KPMG (the “Accounting Firm”) to finally determine the Closing Estimates as soon as reasonably practicable; provided that if the Accounting Firm has provided any other services to either Party or their respective Affiliates within the three-year period preceding such date of engagement, MTS and the Company shall mutually agree upon an alternative internationally recognized independent public accounting firm to serve as the Accounting Firm. MTS shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Closing Estimates set forth in the MTS Closing Schedule, and MTS and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within seven (7) calendar days of engaging the Accounting Firm. The Company and MTS shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and MTS. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Closing Estimates made by the Accounting Firm shall be deemed to have been determined for purposes of this Agreement and, subject to Section 1.6(f), to represent the Closing Estimates at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between MTS and Company in the same proportion that the disputed amount of the Closing Estimates that were unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed Closing Estimates.

(f)          Notwithstanding anything the contrary in this Section 1.6, (i) MTS shall promptly notify the Company if MTS expects any change of $50,000 or more, individually or in the aggregate, to the estimated MTS Cash at Closing and/or MTS Transaction Expenses set forth in the MTS Closing Schedule, and (ii) the Company may request an updated MTS Closing Schedule and re-determination of the Closing Estimates upon receipt of such notification and/or if the Closing Date is reasonably expected to be occur later than five (5) Business Days after the Anticipated Closing Date.

1.7          Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to MTS or its designated exchange agent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.8          Surrender of Certificates; Exchange of Securities.

(a)          On and after the Effective Time and until surrendered for exchange, each outstanding Company Stock Certificate that immediately prior to the Effective Time represented shares of Company Capital Stock (except dissenting shares) shall be deemed for all purposes, to evidence ownership of and to represent the number of whole shares of MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares, as the case may be, into which such shares of Company Capital Stock shall have been exchanged pursuant to Section 1.5 above. The record holder of each outstanding share of Company Capital Stock shall, after the Effective Time, be entitled to vote the shares of MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares, as the case may be, into which such shares of Company Capital Stock shall have been exchanged on any matters on which the holders of record of MTS Ordinary Shares, MTS New Preferred A-1 Shares and/or MTS New Preferred B Shares, as of any date subsequent to the Effective Time, shall be entitled to vote. MTS may rely conclusively upon the record of shareholders maintained by the Company containing the names and addresses of the holders of record of Company Capital Stock as of the Effective Time.

(b)          Promptly after the Effective Time, MTS or its exchange agent shall mail to the Persons who were record holders of Company Common Stock immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of Company Stock Certificates representing such holder’s Company Common Stock in exchange for restricted book-entry MTS Ordinary Shares. Upon surrender of the Company Stock Certificate(s) representing Company Common Stock to MTS or its exchange agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by MTS or its exchange agent: (A) the holder of such Company Common Stock shall be entitled to receive in exchange therefor one or more restricted book-entry shares representing the portion of the Merger Consideration (in MTS Ordinary Shares) that such holder has the right to receive pursuant to the provisions of Section 1.5; and (B) if applicable, upon delivery of such consideration to the applicable holder in accordance with Section 1.5, the Company Stock Certificate so surrendered shall be canceled. In addition, promptly after the Effective Time, the Investor will execute a letter of transmittal in connection with its Company Preferred A Stock, Company Preferred A-1 Stock and Company Preferred B Stock and will surrender its Company Stock Certificates, if any were issued, representing such Company Capital Stock to MTS or its exchange agent, and upon delivery of such letter of transmittal and surrender to MTS, the Investor shall be entitled to receive in exchange therefor the applicable MTS New Preferred A-1 Shares and MTS New Preferred B Shares in accordance with Section 1.5.

(c)          Until surrendered as contemplated by this Section 1.8, each share of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares, as the case may be, representing the Merger Consideration, and the right to vote on MTS shareholder matters as set forth in Section 1.8(a). If any Company Stock Certificate has been lost, stolen or destroyed, MTS may, in its discretion and as a condition precedent to the delivery of any restricted MTS Ordinary Shares, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying MTS against any claim suffered by MTS related to the lost, stolen or destroyed Company Stock Certificate or any restricted MTS Ordinary Shares issued in exchange therefor as MTS may reasonably request.

(d)          No dividends or other distributions declared or made with respect to MTS Share Capital with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(e)          MTS, its exchange agent (if any), Merger Sub, the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Capital Stock such amounts as are required to be deducted or withheld from such consideration if such withholding is required under any applicable Israeli or U.S. Tax laws. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid; notwithstanding the foregoing, MTS, its exchange agent, Merger Sub, the Surviving Corporation and their respective agents shall not withhold any such Tax (or shall withhold at a reduced rate) with respect to any holder of Company Capital Stock, Company Options or Company Warrants if such holder delivers to the MTS, its exchange agent, Merger Sub, the Surviving Corporation or their applicable agents, together with the exchanged Company Stock Certificate, Company Options or Company Warrants, as applicable, a validly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, including supporting documentation to the extent required, indicating a valid exemption from or qualification for a reduced rate of U.S. Tax withholding, and, with respect to holders of Company Options, a validly executed declaration of non-Israeli residence in the form attached hereto as Exhibit E.

(f)          All MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares issued pursuant to this Agreement shall bear a legend (and MTS will make a notation on its transfer books to such effect) prominently stamped or printed thereon or the substance of which will otherwise be reflected on the books and records of the transfer agent for MTS Ordinary Shares or in the ledgers of the holders of the MTS New Preferred A-1 Shares and MTS New Preferred B Shares, in each case reading substantially as follows:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLICABLE STATE SECURITIES LAWS OR THE ISRAELI SECURITIES LAW, 5728-1968. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO RESALE OR DISTRIBUTION THEREOF MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT, AND (2) IN ACCORDANCE WITH THE ISRAELI SECURITIES LAW, 5728-1968.”

1.9          Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock outstanding immediately prior to the Effective Time and held of record or beneficially by a Person who has not voted in favor of approval and adoption of this Agreement and who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Sections 471 and 473 of the MBCA (the “Appraisal Rights”), shall not be converted into or represent the right to receive the Merger Consideration for such Dissenting Shares but instead shall be entitled to payment of the fair value (including interest determined in accordance with Section 473 of the MBCA) of such Dissenting Shares in accordance with the Appraisal Rights (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 471 and 473 of the MBCA); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Appraisal Rights or become ineligible for such payment and appraisal, then, as of the later of the Effective Time and the date on which such holder withdraws such demand or otherwise becomes ineligible for such payment and appraisal, the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall cease to be Dissenting Shares and shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, their respective portion of the Merger Consideration, without interest thereon.  The Company shall serve reasonably prompt notice to MTS of any demands received by the Company for Appraisal Rights with respect to any Company Capital Stock, and MTS shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of MTS (which shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

1.10          Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation or MTS to be necessary or desirable to carry out the purposes of this Agreement or to vest MTS with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation or MTS shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of MTS, the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.11          Tax Consequences.

(a)          For federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The Parties agree to treat MTS as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Merger.

(b)          Each Party hereto is relying solely on the advice of its own Tax advisors with respect to the Tax consequences of the Merger.

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(h), except as set forth in the disclosure schedule delivered by the Company to MTS (the “Company Disclosure Schedule”), the Company represents and warrants to MTS and Merger Sub (for purposes of Article 2, references to the Company includes its wholly-owned subsidiary, Sports Technologies, LLC, except for the representations and warranties made under Sections 2.2, 2.3, 2.4(a) and 2.4(b) or unless the context dictates otherwise) as follows:

2.1          Due Organization; Subsidiaries; Directors and Officers; Key Employees; Organizational Documents.

(a)          The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)          The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)          Except as set forth in Section 2.1(d) of the Company Disclosure Schedule, the Company has no Subsidiaries and the Company does not own any capital stock of, or any equity, ownership or profit-sharing interest of any nature in, nor does it control directly or indirectly, any other Entity, nor is it bound by any Contract under which it is or may become obligated to make any future investment in, or capital contribution to, any other Entity. The Company is not and has never been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company is not and has not, at any time been, a general partner of, or otherwise liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(d)          Each director, officer and developer of the Company as of the date of this Agreement is set forth in Section 2.1(d) of the Company Disclosure Schedule.

(e)          The Company has delivered or made available to MTS accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company has not taken any action in material breach or violation of any of the provisions of its Organizational Documents nor is in material breach or violation of any of the provisions of its Organizational Documents.

2.2          Authority; Binding Nature of Agreement.

(a)          The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board (at meetings duly called and held or by written consent) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; and (iii) recommended the approval of the this Agreement and the Contemplated Transactions by the Company Shareholders and directed that approval of this Agreement and the Contemplated Transactions be submitted for consideration by Company Shareholders.

(b)          The affirmative vote of the holders of (i) a majority of the shares of the Company Common Stock voting as a single class and (ii) a majority of the shares of the Company Preferred A Stock voting as a single class, in each case, as outstanding on the record date for the meeting of the holders of Company Capital Stock, or written consent in lieu of a meeting pursuant to Section 302A.441 of the MBCA in a form reasonably acceptable to MTS, approving the this Agreement and the Contemplated Transactions (collectively, the “Required Company Shareholder Vote”), are the only votes (including any veto rights provisions granted to any of the Company Shareholders) of the holders of any class or series of Company Capital Stock necessary to approve the this Agreement and the Contemplated Transactions. Prior to the execution of this Agreement, the holders of the Company Capital Stock have approved, in duly convened meetings or by written consent in accordance with the provisions of the Company’s Organizational Documents and the MBCA, this Agreement and the Contemplated Transactions, by the Required Company Shareholder Vote.

(c)          This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by MTS and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.3          Non-Contravention; Consents.

(a)          The execution and delivery of this Agreement and the Ancillary Documents by the Company does not, and the performance of this Agreement and the Ancillary Documents by the Company will not, (i) conflict with or violate the Organizational Documents of the Company; (ii) subject to compliance with the requirements set forth in Section 2.3(b) below, conflict with, contravene or violate any Law applicable to the Company or by which its properties is bound or affected or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business; (iii) contravene, conflict with or result in a violation of any of the terms or requirements of any Governmental Body, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business; or (iv) except as listed on Section 2.3(a) of the Company Disclosure Schedule, require the Company to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of the Company pursuant to, in each case, any Company Material Contract.

(b)          No material Consent, order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA, and (ii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws. No takeover statute or regulation is applicable to this Agreement, the Merger or any of the other Contemplated Transactions.

2.4          Capitalization.

(a)          The authorized Company Capital Stock as of the date of this Agreement consists of: (i) 20,000,000 shares of Company Common Stock, par value $0.01 per share, and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”), of which 9,000 shares are designated as Series A 8% Convertible Preferred Stock (the “Company Preferred A Stock”).  As of the date of this Agreement, 8,051,942 shares of Company Common Stock have been issued and are outstanding, 2,000 shares of Company Preferred A Stock have been issued and are outstanding, and an additional 5,000 shares of Company Preferred A Stock will be required to be issued in connection with the Closing Financing and shares of Company Preferred A Stock will be required to be issued for the Investor Commitment Fee as required pursuant to the Alpha 2020 SPA; provided, however, the foregoing capitalization is subject to change in accordance with the Closing Financing Amendments and/or Articles of Amendment as contemplated in Section 5.18 hereof. The Company is also obligated to issue a warrant to its financial advisor in connection with the Contemplated Transactions as disclosed on Schedule 2.21 of the Company Disclosure Schedule (the “Advisor Warrant”).  The Company does not hold any of its capital stock in its treasury. Section 2.4(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (i) each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder and (ii) (A) each holder of issued and outstanding Company Warrants, (B) the number and type of shares subject to such Company Warrants, (C) the exercise price of each such Company Warrant, (D) the termination date of each such Company Warrant and (E) any Contract obligating the Company to issue Company Warrants through and until the expected Closing Date, including details concerning such Company Warrants as set forth under subsections (A)-(D).

(b)          All of the outstanding Company Common Stock and Company Preferred A Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Section 2.4(b) of the Company Disclosure Schedule, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.4(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each one (1) share of Company Preferred A Stock is convertible into 460.9782 shares of Company Common Stock.

(c)          Except for the Company’s 2020 Stock Option Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 400,000 shares of Company Common Stock for issuance under the Company Plan.  As of the date of this Agreement, Company Options to purchase 360,000 shares of Company Common Stock have been granted and remain outstanding under the Company Plan and 40,000 shares of Company Common Stock remain available for future issuance of awards pursuant to the Company Plan. Section 2.4(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; and (vii) the date on which such Company Option expires. The Company has made available to MTS an accurate and complete copy of the Company Plan and all stock option agreements evidencing outstanding options granted thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)          Except: (i) for the Company Options set forth in Section 2.4(c) of the Company Disclosure Schedule, (ii) for the Company Warrants and (iii) in connection with the Closing Financing, there is no: (x) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the share capital or other securities of the Company; (y) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the share capital or other securities of the Company; or (z) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of the share capital or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e)          All outstanding Company Common Stock, Company Preferred Stock, Company Warrants, Company Options and other securities of the Company have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.

2.5          Financial Statements.

(a)          Section 2.5(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited balance sheets at December 31, 2019 and December 31, 2020 and the Company’s audited statements of operations, cash flows and stockholders’ equity (deficit) for the years ended December 31, 2019 and December 31, 2020 (the “Company Audited Financials”), and (ii) the Company’s unaudited interim balance sheet, together with the unaudited statement of income  of the Company for the period thereafter through February 28, 2021 (the “Company Unaudited Interim Financials”, and, collectively with the Company Audited Financials, the “Company Financials”). The Company Financials were prepared in accordance with the auditing standards of the Public Company Accounting Oversight Board and GAAP, applied on a consistent basis (except as may be indicated in the notes to such financial statements and except that the Company Unaudited Interim Financials may not contain footnotes and are subject to normal and recurring year-end adjustments) throughout the periods indicated and fairly present, in all material aspects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b)          The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c)          Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2020, neither the Company nor its independent auditors have identified: (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.6          Absence of Changes. Except as set forth on Section 2.6 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Financials and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of MTS pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7          Absence of Undisclosed Liabilities. As of the date hereof, the Company has no liability, indebtedness, obligation or expense of any kind and is not subject to any claim, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) or any involvement in any special purpose vehicles (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Financials; (b) Liabilities that have been incurred by the Company since December 31, 2020 in the Ordinary Course of Business; (c) Liabilities incurred in connection with the Contemplated Transactions; (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (e) Liabilities listed in Section 2.7 of the Company Disclosure Schedule.

2.8          Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.9          Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to MTS: (i) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (ii) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder, nor notice from a landlord with regard to any material default by the Company. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

2.10          Intellectual Property.

(a)          Section 2.10(a) of the Company Disclosure Schedule identifies: (i) the name of the applicant/registrant, (ii) the jurisdiction and date of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned in whole or in part by the Company. To the Knowledge of the Company, each of the patents and patent applications included in the material Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with the applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination, inter partes review, post-grant review or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Registered IP listed on Section 2.10(a) of the Company Disclosure Schedule is being or has been contested or challenged.

(b)          The Company solely owns all right, title and interest in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. Each Person involved in the creation or development of any Company IP has, to the extent required under applicable Law in order to perfect and document the Company’s sole ownership in such Company IP, signed a valid and enforceable written agreement containing a complete assignment of such Person’s rights in such Company IP to the Company and confidentiality provisions protecting the Company IP. No current or former shareholder, officer, director, employee or contractor of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP. To the Knowledge of the Company, no employee or contractor of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any current or former employer or other Person concerning Company IP or confidentiality provisions protecting trade secrets and confidential information comprising Company IP. The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as a trade secret. The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP to any other Person, other than non-exclusive licenses granted to third parties in the Ordinary Course of Business. The Company IP constitutes all Intellectual Property Rights necessary for the Company to conduct its business as currently conducted or planned to be conducted. The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of the material Company IP.

(c)          No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution, nor any Governmental Grant, has been used to create Company IP, nor does any such party have any claim of right to, ownership of or other Encumbrance on, any Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP or the right to receive royalties for the practice of such Company IP.

(d)          The Company is not bound by, and no Company IP (and to the Knowledge of the Company, no Intellectual Property Right licensed to the Company) are subject to, any Contract containing any covenant or contractual obligation that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP or such Intellectual Property Rights anywhere in the world, in each case as would materially limit the business of the Company as currently conducted or as planned to be conducted.

(e)          The operation of the businesses of the Company as currently conducted and planned to be conducted: (i) does not violate or constitute a breach of any license or agreement between the Company and any other Person, and (ii) to the Knowledge of the Company does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person. To the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed to the Company. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened) (A) against the Company alleging that the operation of the businesses of the Company, as currently conducted or as planned to be conducted, infringes or constitutes, or will infringe or will constitute, the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company. Since January 1, 2020, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)          None of the Company IP or, to the Knowledge of the Company, any Intellectual Property Rights exclusively licensed to the Company is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts, or would adversely and materially restrict, the use, transfer, registration or licensing by the Company of any such Company IP or material Intellectual Property Rights exclusively licensed to the Company.

(g)          To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or currently planned to be used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. No Software (or products containing Software) sold, licensed, conveyed or distributed by the Company to any Person contains, is derived from, or links to any Software that is governed by an Open Source License in such manner which would (a) create, or purport to create, obligations with respect to the Software or a derivative work thereof, including but not limited to obligations regarding the disclosure or distribution of source code for the Software, or (b) grant, or purport to grant, to any third party any rights or immunities under the Software, or (c) impose any restriction on the consideration to be charged for the distribution of the Software, and the Company is in material compliance with all such Open Source Licenses. To the Knowledge of the Company, no Software (or products containing Software) sold, licensed, conveyed or distributed by the Company contains any Malicious Code, bugs or other defects that could reasonably result in any customer cancelling, failing to renew, or materially amending its relationship with the Company. No person or entity other than the Company (and their employees and authorized contactors) has or has had possession of any server side source code for any Software that is owned or developed by or on behalf of the Company.

2.11          Data Protection.

(a)          The Company and the operation of the Company’s business as currently conducted complies, in all material respects, with all Laws pertaining to data privacy and data security of any Sensitive Data. Since the Company’s inception, it has been in compliance in all material respects with its privacy policies (as at the relevant time). To the Knowledge of the Company, since January 1, 2019, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company and (iv) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company.

(b)          Section 2.11(b) of the Company Disclosure Schedule sets forth a list of all personally identifiable information and sensitive business information collected or processed by the Company (collectively, the “Sensitive Data”).

2.12          Information Technology

(a)          IT Systems owned by the Company and used in the Company’s business (“Owned IT Systems”) are owned by the Company free from Encumbrances, except for ordinary course licenses in respect of such Owned IT Systems that are granted to customers of the Company.

(b)          The Company has the right to use the material IT Systems used in the operation of the business of the Company and such right of use shall not be affected by the consummation of the Contemplated Transactions.

(c)          The IT Systems used in the operation of the Company’s business: (i) operate and perform in all material respects as required by the Company for the operation of the Company’s business, (ii) to the Knowledge of the Company, are free from bugs and other defects that materially adversely affect their performance, (iii) have not experienced any material unauthorized access or use or other kind of a material security breach within the twelve (12) months prior to the date of this Agreement in a manner that has disrupted or affected the use of such IT Systems or has resulted in or is reasonably likely to result in a material liability to the Company and (iv) have not substantially malfunctioned or substantially failed in the twelve (12) months prior to the date of this Agreement.

(d)          The Company implemented commercially reasonable backup, security and disaster recovery technology consistent with generally accepted industry practices, including in connection with any reliance on cloud servers and cloud computing.

(e)          The Company has not experienced any denial of service or similar attacks or any cyber breaches or attacks that have, individually or in the aggregate, caused any material interruption in the operation of the Company’s business or its IT Systems in the two (2) years prior to the date of this Agreement.

2.13          Agreements, Contracts and Commitments.

(a)          Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)          each Company Contract constituting a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans;

(ii)          each Company Contract pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable “at-will” without penalty, Liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, Liability or premium upon notice of thirty (30) days or less;

(iii)          each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iv)          each Company Contract containing: (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(v)          each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 not cancelable without penalty;

(vi)          each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(vii)          each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii)          each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(ix)          each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $50,000 relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions);(B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(x)          each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(xi)          each Company Real Estate Lease;

(xii)          each Company Contract with any Governmental Body;

(xiii)          each Contract granting the Company a license to any Intellectual Property Right owned by any third party that involves payments by the Company in excess of $50,000 per annum, excluding any non-disclosure agreements, commercially available software-as-a-service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the Ordinary Course of Business, provided that in connection with each of such excluded categories the Company can obtain a reasonable replacement without material delay, incremental expense or incremental cost (each a “Company In-bound License”);

(xiv)          each Contract whereby the Company grants to a third party a license or option to obtain a licenses to, or otherwise provides any right (whether or not currently exercisable) or interest in, any Company IP or Intellectual Property Right licensed to the Company under a Company In-bound License, excluding licenses granted to customers of the Company in the Ordinary Course of Business or that do not involve payments to the Company in excess of $50,000 in the aggregate;

(xv)          each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(xvi)          any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or

(xvii)          any other Company Contract that is material to the business or operations of the Company as currently conducted.

(b)          The Company has delivered or made available to MTS accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14          Compliance; Permits.

(a)           The Company is in compliance in all material respects with all U.S. and other applicable Laws including Applicable Gaming Laws, Environmental Laws, laws related to customers’ and staff’s health and safety and Data Protection Legislation. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, the acquisition of material property by the Company or  the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)          Within the three (3) years prior to the date hereof, to the Knowledge of the Company, no investigation, disciplinary proceeding, audit, inquiry, order, decree, decision or judgment or non-ordinary course review of any Governmental Authority or regulatory body (including any Gaming Regulatory Authority or Data Protection Authorities) against the Company or any Person for whose acts or defaults the Company may be vicariously liable is pending or threatened in writing nor has any Governmental Authority indicated in writing to the Company an intention to conduct the same.

(c)          Within the three (3) years prior to the date hereof, the Company has not received any written notice or other communication (official or otherwise) from any Governmental Authority (including any Gaming Regulatory Authority, Data Protection Authorities and authorities responsible for enforcing Environmental Laws) (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any such applicable Law or (ii) requiring the Company to take or omit any action to ensure compliance with any such applicable Law.

(d)          The Company and the relevant directors, officers and employees of the Company hold all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”).  Section 2.14(d) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of each of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit and no application for a Company Permit has been denied.

(e)            The Company has obtained and it, and the relevant holder of any Company Permit (if applicable), is in material compliance with all Company Permits necessary to conduct their respective businesses as conducted as of the date of this Agreement. All Company Permits that are necessary to conduct its business as conducted as of the date of this Agreement are in full force and effect and are not subject to unusual conditions, suspension or other unusual limitations. The Company has made available to MTS prior to the date hereof true, complete and accurate copies of all Company Permits.

(f)          The Company has not made any application for a license or exemption from such a license to any Gaming Regulatory Authority that has not been issued, granted or given (for whatever reason) or withdrawn any such application (for whatever reason).

(g)          Where required to do so under Applicable Gaming Law or as requested by any Gaming Regulatory Authority, all relevant directors, officers, contractors and employees of the Company have obtained and hold personal management licenses (or local equivalent license) (the “Personal Licenses”) and those licenses, registrations or findings of suitability are in full force and effect. Section 2.14(g) of the Company Disclosure Schedule sets forth a complete list of the Personal Licenses, including the name of the person holding such license, the issuing authority and the expiration date thereof.

(h)          Since its inception, neither the Company nor, to its Knowledge, any of the Company Affiliates or Company Associates, has received a written notice from a Governmental Authority alleging that the Company’s business and/or IT Systems infringes or violates any Applicable Gaming Law in any material respect or is in breach of the terms of any Company Permits or that such Governmental Authority intends to pursue any review or investigation which might conclude with the imposition of any sanction on the Company or any such Company Affiliate and Company Associate.

(i)          As of the date hereof, neither the Company, nor the Company Affiliates nor, to the Knowledge of the Company, the Company Associates has been or is subject to any investigation, inquiry or criminal proceeding or other disciplinary action, whether pending or to the Knowledge of the Company, threatened, relating to Applicable Gaming Laws, and there are no facts, matters or circumstances (i) to the Knowledge of the Company or (ii) that first arose (regardless of whether the Company has Knowledge) at any time since the Company’s inception, which would reasonably give rise to any such investigation, inquiry, proceeding or action that may result in the imposition of material sanctions in connection with a Company Permit, may result in the revocation of a Company Permit or could reasonably be expected to have a Company Material Adverse Effect.

(j)           There are no written agreements or undertakings (including any material conditions, restrictions, restraints, suspensions or impairments of any Company Permit or capacity to do business) in effect on the date of this Agreement between the Company, any Company Affiliate or any Company Associate (in their capacity as such) on the one hand, and any Gaming Regulatory Authority, on the other hand.

(k)          The Company: (i) makes commercially reasonable efforts to monitor legal and regulatory developments which may impact the Company’s business in relevant jurisdictions, and (ii) maintains a list of territories that, to its Knowledge, are excluded and restricted territories.

(l)          The Company is not required to monitor the actions of Persons who license or use its Software, in connection with the territories in which they act, their regulatory status, compliance with applicable Law or otherwise, or to limit their use of the Software other than as provided in the standard agreements executed by all of such licensees or users.

2.15           Tax Matters.

(a)          The Company has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law (taking into account any extensions duly received). All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)          All material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been paid or proper provisions have been made to such Taxes on the Company's books. The unpaid Taxes of the Company through the date of the Company’s Unaudited Interim Financials have been reserved for on the Company Unaudited Interim Financials. Since the date of the Company Unaudited Interim Financials, the Company has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)          The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Financials) upon any of the assets of the Company.

(e)          No material deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Company. No issues relating to Taxes of the Company were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. The Company (and its predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)          The Company has not (i) agreed, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; nor (ii) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(g)          The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)          The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i)          The Company has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) for federal, state, local or foreign Tax purposes. The Company does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise by operation of applicable Law.

(j)          The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)          The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made prior to Closing, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into prior to Closing, (iii) prepaid amount received outside the Ordinary Course of Business prior to Closing or (iv) election under Section 108(i) of the Code made prior to Closing.

(l)          The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of the Company, other arrangement or Contract which is treated as a partnership for Tax purposes.

(m)          The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n)          To the actual knowledge of the directors and officers of the Company, the Company has not taken any action, and there are no facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)          The Company has made available to MTS (i) complete and accurate copies of all federal income Tax and all other material Tax Returns of the Company (and predecessors) that have been filed within the past three years, (ii) and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company (and predecessors), with respect to federal income Tax and all other material Taxes, and (iii) complete and correct copies of all private letter rulings, revenue agent reports, material information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, gain recognition agreements and any similar documents, submitted by, received by or agreed to by or on behalf of the Company, in each case relating to Taxes within the past three years.

(p)          The Company has disclosed on its income Tax Returns all positions that could give rise to the imposition on it of a substantial understatement penalty under Section 6662 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(q)          The Company has not participated in an international boycott within the meaning of Section 999 of the Code.

(r)          All related party transactions involving the Company have been conducted at arm’s length in compliance with Code Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(s)          The Company (i) has not been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is not nor has it been required (A) to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (B) to reduce any attributes under Treasury Regulation Section 1.1502-36(d); and (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(t)          The Company is not subject to Tax in any jurisdiction outside the United States of America by virtue of (i) having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business or (ii) otherwise having a taxable presence in that jurisdiction.

(u)          The Company is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) or a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(v)          Nothing in this Section 2.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Effective Time, or (ii) any Tax position that the Company or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Effective Time.

(w)          The Company is and always has been a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes.

For purposes of this Section 2.15, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is or was otherwise a predecessor to, the Company.

2.16          Employee and Labor Matters; Benefit Plans.

(a)          Section 2.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all written and non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, change in control, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), which are currently in effect or that have been frozen or terminated within the three (3) years preceding the date hereof, relating to any present or former employee, independent contractor or director of the Company, or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, or under which the Company has any current or contingent future Liability (each, a “Company Employee Plan”) (other than offer letters with non-officer employees which are materially consistent with forms made available by the Company to MTS prior to the execution of this Agreement and agreements with consultants or independent contractors entered into in the Ordinary Course of Business and which are materially consistent with forms made available by the Company to MTS prior to the execution of this Agreement).

(b)          As applicable with respect to each Company Employee Plan, the Company has made available to MTS a true and complete copy of: (i) such Company Employee Plan including any amendments thereto, and in the case of an unwritten material Company Employee Plan, a written description thereof; (ii) the three (3) most recent annual reports (Form 5500) as filed with the United States Department of Labor, including any financial statements and actuarial reports; (iii) each currently effective trust agreement related to such Company Employee Plan; (iv) the most recent summary plan description, with any summary of material modifications, prospectus or other summary for each Company Employee Plan; (v) the most recent United States Internal Revenue Service determination or opinion letter issued with respect to any Company Employee Plan; (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three (3) years; (vii) all non-discrimination and compliance tests for the most recent three (3) plan years; (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts; (ix) any current employee manuals or handbooks containing personnel or employee relations policies; and (x) all policies and procedures established to comply with the privacy and security rules of the Health Insurance Portability and Accountability Act (“HIPPA”).

(c)          Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter with respect to such qualified status from the United States Internal Revenue Service or may rely on a favorable opinion letter obtained by a volume submitter or prototype sponsor of such Company Employee Plan. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(d)          Each Company Employee Plan has been operated and maintained in compliance, in all material respects, with its terms and, both as to form and operations, with all applicable Law, including the Code, ERISA, the HIPPA and the Affordable Care Act. The Company is not subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company to any Company Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business consistent with past practice).

(e)          The Company has not engaged in, or in connection with the Contemplated Transactions, will engage in, any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, and has not otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. The Company has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA, and the Company has not been assessed any civil penalty under Section 502(l) of ERISA.

(f)          No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of the Company, is threatened, against or with respect to any Company Employee Plan or any fiduciary thereof or service provider thereto, including any audit or inquiry by the United States Internal Revenue Service, United States Department of Labor or other Governmental Body.

(g)          No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and the Company has never maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or Liability with respect to, any such plan (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person). No Company Employee Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), and the Company has never contributed to or had an obligation to contribute, or incurred any Liability in respect of a contribution, to any multiemployer plan. No Company Employee Plan is a “multiple employer plan” (within the meaning of Section 413 the Code).

(h)          No Company Employee Plan provides for medical, welfare, retirement or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement, or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code, and the Company has not made a written or oral representation promising same. Except as provided in Section 2.16(h) of the Company Disclosure Schedule and identified as a self-funded plan, the Company does not sponsor or maintain any self-funded employee welfare benefit plan. No Company Employee Plan is subject to any Law of any jurisdiction outside of the United States.

(i)          Each Company Option grant was properly accounted for in accordance with GAAP in the Company Financial Statements.

(j)          No Company Options are subject to the requirements of Section 409A of the Code. Each Company Employee Plan that is or contains features of a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the regulations and guidance thereunder) maintained by or under which makes, is obligated to make or promises to make, payments (each, a “Company 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the regulations and guidance thereunder. No payment to be made under any Company 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code or other Taxes for the Company’s failure to withhold, report or remit income, whether pursuant to the Contemplated Transactions or otherwise. There is no Contract or arrangement to which the Company is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise Taxes paid pursuant to Sections 409A or 4999 of the Code.

(k)          The Company is in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees. There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, employment agreement, independent contractor, independent contractor agreement or the Company Employee Plan. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or any trustee of the Company under any worker’s compensation policy or long term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices.

(l)          Except as set forth on Section 2.16(l) of the Company Disclosure Schedule, no independent contractor or contractor is eligible to participate in any Company Employee Plan. The Company does not have any material Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. The Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied. No terminations of employees of the Company prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(m)          No Company employee is covered by an effective or pending collective bargaining agreement or similar labor agreement, and there has never been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n)          The Company is not, and has not been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy or long term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(o)          There is no Contract or arrangement to which the Company is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise Taxes paid pursuant to Sections 409A or 4999 of the Code.

(p)          Except as noted on Section 2.16(p) of the Company Disclosure Schedule, all individuals employed by the Company are employed at-will and the Company has no employment or other agreements that contain any severance, change in control, golden parachute, termination pay liabilities, or advance notice requirements, and all agreements with independent contractors or consultants may be terminated by the Company without penalty or Liability with thirty (30) days or less notice.

(q)          The Company has paid all wages, bonuses, commissions, severance and other benefits and sums due (and all required Taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses.

2.17          Environmental Matters. The Company is in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since received since January 1, 2018, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. To the Knowledge of the Company, since January 1, 2018, no current or  prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials that would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law.

2.18          Insurance. The Company has delivered or made available to MTS accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since its inception, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.19          Legal Proceedings; Orders.

(a)          There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used or planned to be used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Company’s business or the Contemplated Transactions.

(b)          Since its inception, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)          There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.20          Inapplicability of Anti-takeover Statutes. The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 671 of the MBCA are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar state Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

2.21          No Financial Advisors. Except as set forth on Section 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.22          Transactions with Affiliates.

(a)          Section 2.22(a) of the Company Disclosure Schedule describes any material transactions or relationships, since the Company’s inception, between, on one hand, the Company and, on the other hand, any: (i) executive officer or director of the Company or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of sub-limb (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)          Section 2.22(b) of the Company Disclosure Schedule lists each shareholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights.

2.23          Anti-Bribery. Neither of the Company nor any of its directors, officers, Company Contractors, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). To the Company’s Knowledge, the Company is not and has never been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24          Control Stake. To the Company’s Knowledge, after inquiry, other than as set forth in Section 2.24 of the Company Disclosure Schedule, no Person (or a group of Persons deemed one shareholder under the Companies Law) that currently is, or is expected to be, immediately prior to the Closing, a shareholder of the Company shall become a Controlling Shareholder (as defined under the Companies Law; Ba’al Shlita) or an owner of a “control stake” (Dvukat Shlita) in MTS immediately upon Closing as a result of the consummation of the Contemplated Transactions and no arrangements exist between the shareholders set forth in Section 2.24 of the Company Disclosure Schedule and any current shareholders of MTS or any Person expected to become a shareholder of MTS following the consummation of the Contemplated Transactions.

2.25          Trade and Sanctions Compliance.  The Company is and has been at all times in compliance in all material respects with all applicable Trade Control Laws. The Company has not been cited, cautioned, fined or otherwise made aware of any asserted past or present failure to comply with Trade Control Laws and no investigation or proceeding with respect to any alleged non-compliance with Trade Control Laws is pending or threatened. None of the Company or, to the Knowledge of the Company, any Company security holder is designated under Executive Order 13224 (September 24, 2001) or designated on any prohibited party list maintained by the Office of Foreign Assets Control, Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List.

2.26          Closing Financing. Without derogating from any other representation of the Company, the Alpha 2020 SPA, obligates Alpha to invest the Closing Investment Amount in the Company, subject only to the closing of the transactions contemplated by this Agreement. For the removal of any doubt, the Alpha 2020 SPA is considered a “Company Material Contract” of the Company and all representations included in Section 2.13(b) apply to it.

2.27          Disclaimer of Other Representations or Warranties. Except as set forth in this Section 2 or in any certificate delivered by the Company to MTS and/or Merger Sub pursuant to this Agreement (including the Company Disclosure Schedule), the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3.	REPRESENTATIONS AND WARRANTIES OF MTS AND MERGER SUB

Subject to Section 10.13(h), except (i) as set forth in the disclosure schedule delivered by MTS to the Company (the “MTS Disclosure Schedule ”) or (ii) as disclosed in the annual report filed by MTS with the SEC for the year ended December 31, 2019 as amended or supplemented by reports submitted by MTS to the SEC subsequent to the date of filing of such annual report (but: (x) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, (y) excluding any disclosures to the extent they are forward-looking statements or predictive in nature, and (z) excluding any information and disclosure unless the applicability of such information or disclosure with respect to any particular representation and warranty is readily apparent on its face), MTS and Merger Sub represent and warrant to the Company as follows:

3.1          Subsidiaries; Due Organization; Organizational Documents.

(a)          Section 3.1(a) of the MTS Disclosure Schedule identifies each Subsidiary of MTS (the “MTS Subsidiaries”), and other than as set forth therein, neither MTS nor any MTS Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity. MTS has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. MTS has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)          Each of MTS and each of the MTS Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (where such concept is applicable) and has all necessary power and authority: (i) to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) to own or lease and use their respective property and assets in the manner in which their property and assets are currently owned or leased and used; and (iii) to perform their obligations under all MTS Contracts, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of MTS and Merger Sub to consummate the Contemplated Transactions.

(c)          Each of MTS and each of the MTS Subsidiaries is duly licensed and qualified to do business, and is in good standing, under the Laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an MTS Material Adverse Effect.

(d)          Each director and officer of MTS and each of the MTS Subsidiaries as of the date of this Agreement is set forth in Section 3.1(d) of the MTS Disclosure Schedule.

(e)          Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f)          MTS has delivered or made available to the Company accurate and complete copies of the Organizational Documents of MTS and each of the MTS Subsidiaries. Neither MTS nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.2           Authority; Binding Nature of Agreement. Each of MTS and the MTS Subsidiaries (including Merger Sub) have all necessary corporate power and authority to enter into and to perform its respective obligations hereunder and, subject, with respect to MTS, to receipt of the Required MTS Shareholder Vote, to consummate the Contemplated Transactions. The MTS Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of MTS and its shareholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares (to the extent duly authorized) to the holders of the Company Capital Stock pursuant to the terms of this Agreement and the treatment of the Company Options and Company Warrants pursuant to this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of MTS vote to approve this Agreement and the Contemplated Transactions, including the amendments to the Company’s capital structure required for the issuance of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to the holders of the Company Capital Stock pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by MTS and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of MTS and Merger Sub, enforceable against each of MTS and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.3          Vote Required. The majority requirements in connection with the proposals set forth in Section 5.2(a) (the “Required MTS Shareholder Vote”) are set forth in Section 3.3 of the MTS Disclosure Schedule. The affirmative vote of the sole stockholder of Merger Sub is the only vote of the stockholder of Merger Sub Capital Stock necessary to adopt this Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Stockholder Vote”).

3.4          Non-Contravention; Consents(a).

(a)          Subject to obtaining the Required MTS Shareholder Vote and the Required Merger Sub Stockholder Vote, the execution and delivery of this Agreement and the Ancillary Documents by MTS and the Merger Sub does not, and the performance of this Agreement by MTS and Merger Sub will not, (i) conflict with or violate the Organizational Documents of MTS or Merger Sub; (ii) subject to compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any Law applicable to MTS or Merger Sub or by which their properties are bound or affected, except for any such conflicts or violations that would not reasonably be expected to be material to MTS (including its Subsidiaries) and its business; (iii) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which MTS or Merger Sub, or any of the assets owned or used by MTS or Merger Sub, are subject, except as would not reasonably be expected to be material to MTS (including its Subsidiaries) and its business; (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by MTS, except as would not reasonably be expected to be material to MTS (including its Subsidiaries) and its business; or (v) except as listed on Section 3.4 of the MTS Disclosure Schedule, require MTS or Merger Sub to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair MTS’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of MTS pursuant to, in each case, any MTS Material Contract.

(b)          No material Consent, order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to MTS in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA, (ii) the IIA Notice and IIA Undertaking, (iii) the approval of the Nasdaq Listing Application, and (iv) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

3.5          Capitalization.

(a)          The registered MTS Share Capital is NIS 600,000, divided into 17,000,000 MTS Ordinary Shares, of which 4,734,323 MTS Ordinary Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement and 3,000,000 MTS Preferred Shares, of which 1,591,579 MTS Preferred Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. MTS holds 1,800 MTS Ordinary Shares in its treasury. As of the date of this Agreement, there are no warrants issued or outstanding to purchase MTS Ordinary Shares except as set forth on Section 3.5(a) of the MTS Disclosure Schedule.

(b)          All of the outstanding MTS Ordinary Shares and MTS Preferred Shares have been duly authorized and validly issued, and are fully paid and nonassessable. Except with respect to the rights of the Investor pursuant to the MTS Articles and the Alpha SPA, Closing Financing Amendments, Articles of Amendment and as contemplated herein, (i) none of the outstanding MTS Ordinary Shares or MTS Preferred Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right, (ii) none of the outstanding MTS Ordinary Shares or MTS Preferred Shares is subject to any right of first refusal in favor of MTS, and (iii) there is no MTS Contract (other than the MTS Lock-Up Agreement) relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any MTS Ordinary Shares or MTS Preferred Shares. MTS is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding MTS Ordinary Shares or other securities.

(c)          Except for the MTS Share Plans, MTS does not have any share option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, (i) MTS has reserved 482,319 MTS Ordinary Shares for issuance under the 2003 Israeli Share Option Plan, of which 38,342 MTS Ordinary Shares have been issued and are currently outstanding, no MTS Ordinary Shares have been reserved for issuance upon exercise of MTS Options previously granted and currently outstanding under such MTS Share Plan, and 443,977 MTS Ordinary Shares remain available for future issuance pursuant to such MTS Share Plan, and (ii) MTS has reserved 183,333 MTS Ordinary Shares for issuance under the 2006 Stock Option Plan, of which 42,359 MTS Ordinary Shares have been issued and are currently outstanding, no MTS Ordinary Shares have been reserved for issuance upon exercise of MTS Options previously granted and currently outstanding under such MTS Share Plan, and 140,972 MTS Ordinary Shares remain available for future issuance pursuant to such MTS Share Plan. Section 3.5(c) of the MTS Disclosure Schedule sets forth the following information with respect to each MTS Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of MTS Ordinary Shares subject to such MTS Option at the time of grant; (iii) the number of MTS Ordinary Shares subject to such MTS Option as of the date of this Agreement; (iv) the exercise price of such MTS Option; (v) the date on which such MTS Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such MTS Option expires; and (viii) (A) the Tax route under which such MTS Option was granted and is currently intended to qualify (pursuant to Section 102 (“MTS 102 Options”) or Section 3(i) of the Ordinance), and (B) for MTS 102 Options, the date of the applicable corporate approval and the date of deposit of the respective award agreement with the trustee appointed by MTS from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the MTS 102 Options and the MTS Ordinary Shares issuable upon the exercise thereof. MTS has made available to the Company an accurate and complete copy of the MTS Share Plans and all stock option agreements evidencing outstanding options granted thereunder. Except as set forth in Section 3.5(c) of the MTS Disclosure Schedule, no vesting of MTS Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)          Except for the MTS Share Plans, including the MTS Options, and as otherwise set forth on Section 3.5(d) of the MTS Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire shares or other securities of MTS or any of the MTS Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of MTS or any of the MTS Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of MTS or any of the MTS Subsidiaries. There are no outstanding or authorized stock appreciation rights, phantom stock, profit participation or other similar rights with respect to MTS or any of the MTS Subsidiaries.

(e)          All outstanding MTS Ordinary Shares, MTS Preferred Shares and MTS Options have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(f)          The authorized capital of Merger Sub consists of 5,000 shares of common stock, par value $0.001 per share (“Merger Sub Capital Stock”), of which 100 shares are, and at the Effective Time will be, issued and outstanding and held of record by MTS. The issued and outstanding shares of Merger Sub Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, stock appreciation rights, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

3.6          SEC Filings; Financial Statements.

(a)

(i)          Since January 1, 2018, MTS has timely filed with or otherwise furnished to the SEC (as applicable) all forms, reports, schedules, statements, registrations, proxy statements and other documents (including exhibits and other information incorporated therein) required to be so filed or furnished (as applicable) by it under applicable Law, including any amendments, modifications or supplements thereto (the “MTS SEC Documents”).

(ii)          As of its filing date (or, if amended, modified or supplemented, as of the date of the most recent amendment, modification or supplement filed prior to the date hereof), each of the MTS SEC Documents (i) complied as to form in all material respects with applicable Law, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(iii)          As of the date hereof, there are no outstanding or unresolved comments in any comment letters from the staff of the SEC received by MTS relating to any of the MTS SEC Documents, and MTS has not received any written inquiry or information request from the SEC as to any matters affecting MTS that has not been fully resolved. To the Knowledge of MTS, none of the MTS SEC Documents are subject to ongoing SEC review and there is no pending or threatened investigation being conducted by the SEC with respect to any of the MTS SEC Documents.

(iv)          No principal executive officer or principal financial officer of MTS (or any former principal executive officer or former principal financial officer of MTS, as applicable) has failed to make the certifications required of him or her under Rule 13a-14 or 15d-15 of the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act or any related rules and regulations promulgated by the SEC or Nasdaq with respect to any MTS SEC Documents, except as disclosed in certifications filed with the MTS SEC Documents. Neither MTS nor any of its principal executive officers or principal financial officers has received written notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 3.6(a)(iv), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)          Except as disclosed in Section 3.6(b) of the MTS Disclosure Schedule, MTS is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq and, since January 1, 2020, has received no written notice of any non-compliance. The financial statements for the years ended December 31, 2018 and December 31, 2019 (including any related notes) and any publicly disseminated financial results for interim periods following December 31, 2019 contained or incorporated by reference in the MTS SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements, and except that the unaudited financial results did not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the consolidated financial position of MTS and the MTS Subsidiaries as of the respective dates thereof and the results of operations and cash flows of MTS for the periods covered thereby. Other than as expressly disclosed in the MTS SEC Documents filed prior to the date hereof, there has been no material change in MTS’s accounting methods or principles that would be required to be disclosed in MTS’s financial statements in accordance with GAAP.

(c)          MTS’s auditor is: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of MTS, “independent” with respect to MTS within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of MTS, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder with respect to services provided to MTS.

(d)          Except as set forth in Section 3.6(d) of the MTS Disclosure Schedule, from January 1, 2018 through the date hereof, MTS has not received any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the MTS Ordinary Shares from or on the Nasdaq Capital Market.

(e)          Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of MTS, the MTS Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)          MTS maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance: (i) that transactions and dispositions of property are recorded accurately and fairly as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the MTS Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MTS’s assets that could have a material effect on MTS’s financial statements. MTS has evaluated the effectiveness of MTS’s internal control over financial reporting, and, to the extent required by applicable Law, presented in any applicable MTS SEC Document that is a report on Form 20-F (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. MTS has disclosed, based on its most recent evaluation of internal control over financial reporting, to MTS’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure): (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect MTS’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in MTS’s internal control over financial reporting. MTS has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of MTS’s internal control over financial reporting.

(g)          MTS maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by MTS in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to MTS’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.7          Absence of Changes. Except as set forth on Section 3.7 of the MTS Disclosure Schedule, between June 30, 2020 and the date of this Agreement, each of MTS and the MTS Subsidiaries have conducted their business in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) MTS Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.8          Absence of Undisclosed Liabilities. As of the date hereof, neither MTS nor any of the MTS Subsidiaries has any Liability, individually or in the aggregate, whether or not of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the MTS Interim Balance Sheet; (b) Liabilities that have been incurred by MTS since the date of the MTS Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities incurred in connection with the Contemplated Transactions; (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to MTS; and (e) Liabilities described in Section 3.8 of the MTS Disclosure Schedule.

3.9          Title to Assets. Each of MTS and the MTS Subsidiaries own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in their respective business or operations or purported to be owned by them, including: (a) all tangible assets reflected on the MTS Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of MTS or any of the MTS Subsidiaries as being owned by MTS or such MTS Subsidiary. All of such assets are owned or, in the case of leased assets, leased by MTS or any of the MTS Subsidiaries, where applicable, free and clear of any Encumbrances, other than Permitted Encumbrances.

3.10          Real Property; Leasehold. Neither MTS nor any of the MTS Subsidiaries currently owns or has since January 1, 2017 owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) provided to the Company (the “MTS Real Estate Leases”), which are each in full force and effective, with no existing material default thereunder, nor written notice from a landlord with regard to any material default by MTS or any of the MTS Subsidiaries.

3.11          Intellectual Property.

(a)          MTS and/or one or more of its Subsidiaries together solely own all right, title and interest in and to all material Intellectual Property Rights that are owned or purported to be owned by MTS or its Subsidiaries, including, without limitation, all rights in and to the Software licensed by MTS or its Subsidiaries to third parties and all Software developed in connection with, or required to be used by, the business of MTS or its Subsidiaries as now conducted, other than Software set forth on Schedule 3.11(a) of the MTS Disclosure Schedule (the "MTS IP") as currently used in the MTS Legacy Business. Neither MTS nor any of its Subsidiaries has received a valid written notice that any of the material MTS IP has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, since January 1, 2018. Each Person involved in the creation or development of any MTS IP has, to the extent required under applicable Law in order to perfect and document the sole ownership by MTS or its Subsidiaries in such MTS IP, signed a valid and enforceable written agreement containing a complete assignment of such Person’s rights in such MTS IP to MTS or its Subsidiaries and confidentiality provisions protecting the MTS IP. No current or former shareholder, officer, director, employee or contractor of MTS or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any MTS IP.

(b)          The operation of the businesses of MTS and any of its Subsidiaries: (i) does not violate or constitute a breach of any license or agreement between MTS, its Subsidiaries and any other Person, and (ii) to the Knowledge of MTS does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right of any other Person. To the Knowledge of MTS, no other Person is infringing, misappropriating or otherwise violating any MTS IP or any Intellectual Property Rights exclusively licensed to MTS. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of MTS, is threatened) (A) against MTS or any of its Subsidiaries alleging that the operation of the businesses of MTS or its Subsidiaries infringes or constitutes, or will infringe or will constitute, the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by MTS alleging that another Person has infringed, misappropriated or otherwise violated any of the MTS IP or any Intellectual Property Rights exclusively licensed to MTS or its Subsidiaries. Since January 1, 2020, neither MTS nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of MTS or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.  MTS and the MTS Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their material intellectual properties.

(c)          Except as set forth on Section 3.11(c) of the MTS Disclosure Schedule, (i) no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create MTS IP, nor has any claim of right to, ownership of or other Encumbrance on any MTS IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such MTS IP or the right to receive royalties for the practice of such MTS IP and (ii) no inventor of any MTS IP currently used by MTS or currently expected to be used by MTS was a student, university employee, employee or contractor of any Governmental Authority, or received funding from any Governmental Authority, or other educational or research center or military while such inventor was or is also performing services for Company and its Subsidiaries or during the time period in which such inventor invented, created or developed any MTS IP currently used by MTS or currently expected to be used by MTS. MTS has made available to the Company accurate and complete copies of all applications, reports, letters of approval, undertakings, certificates of completion, supplements or amendments and material correspondence submitted or received by MTS or any of its Subsidiaries to or from the IIA or to or from any other Governmental Body since January 1, 2014 in connection with a Governmental Grant or application therefor related to the MTS IP (an “MTS IP Governmental Grant”), including the most recent and updated status of account report from the IIA (titled “Keren Tmura Status of Account”). In each such application or report submitted by or on behalf of MTS or any of the MTS Subsidiaries, all information required by such application or report has been disclosed accurately and completely, in all material respects, and MTS has not made any misstatements of fact or disclosures that are not accurate or complete. Section 3.11(c) of the MTS Disclosure Schedule sets forth (i) the aggregate amount of each payment or transfer made on account of an MTS IP Governmental Grant; (ii) the rate of royalties and maximum amount of royalties MTS or any of the MTS Subsidiaries is required to pay to the IIA and (iii) the composition of such obligations or amounts by the patent or other MTS IP, product or product family to which it relates. MTS and the MTS Subsidiaries are in compliance, in all material respects, with the terms and conditions of the MTS IP Governmental Grants and has duly fulfilled all the undertakings relating thereto in all material respects, including all payment obligations relating thereto, and no event has occurred, or circumstances exist that would reasonably be expected to result in the revocation or modification of any MTS IP Governmental Grant which revocation or modification would be material to MTS.

(d)          To the Knowledge of MTS, MTS and its Subsidiaries, and the operation of MTS’s and its Subsidiaries’ business are in material compliance with all Laws pertaining to data privacy and data security of Sensitive Data. To the Knowledge of MTS, since January 1, 2019, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of MTS or the MTS Subsidiaries, (ii) no violations of any security policy of MTS or its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of MTS or the MTS Subsidiaries and (iv) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of MTS or the MTS Subsidiaries or a contractor or agent acting on behalf of MTS or the MTS Subsidiaries.

3.12          Material Contracts.

(a)          Section 3.12 of the MTS Disclosure Schedule identifies each MTS Contract that is in effect as of the date of this Agreement and that:

(i)           is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii)         constitutes a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans;

(iii)        pursuant to its express terms relates to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable “at-will” without penalty, Liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, Liability or premium upon notice of thirty (30) days or less;

(iv)         is an agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v)          contains (A) any covenant limiting the freedom of MTS to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi)         relates to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;

(vii)        relates to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(viii)       relates to the disposition or acquisition of material assets or any ownership interest in any Entity;

(ix)         relates to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of MTS or its Subsidiaries or any loans or debt obligations with officers or directors of MTS or its Subsidiaries;

(x)          requires payment by or to MTS or its Subsidiaries after the date of this Agreement in excess of $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which MTS or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which MTS has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by MTS or its Subsidiaries; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of MTS or any Contract to sell, distribute or commercialize any products or service of MTS or its Subsidiaries, in each case, except for Contracts entered into in the Ordinary Course of Business;

(xi)         is with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to MTS or its Subsidiaries in connection with the Contemplated Transactions;

(xii)        is an MTS Real Estate Lease;

(xiii)       is with any Governmental Body;

(xiv)       is a Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of MTS or its Subsidiaries; or

(xv)        is any other Contract that is not terminable at will (with no penalty or payment) by MTS and (A) which involves payment or receipt by MTS after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or (B) that is material to the business or operations of MTS and its Subsidiaries, taken as a whole.

(b)          MTS has delivered or made available to the Company accurate and complete copies of all Contracts to which MTS or its Subsidiaries is a party or by which it is bound of the type described in the foregoing clauses 3.12(a)(i)-(xv) (any such Contract, an “MTS Material Contract”). There are no MTS Material Contracts that are not in written form. Neither MTS nor any of its Subsidiaries nor, to MTS’s Knowledge, as of the date of this Agreement, has any other party to a MTS Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any MTS Material Contract in such manner as would permit any other party to cancel or terminate any such MTS Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to MTS or its business. As to MTS and any of its Subsidiaries, as of the date of this Agreement, each MTS Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any MTS Material Contract to change, any material amount paid or payable to MTS under any MTS Material Contract or any other material term or provision of any MTS Material Contract.

3.13          Compliance; Permits.

(a)          MTS and each of its Subsidiaries are in compliance in all material respects with all applicable U.S., Israeli and other applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of MTS, threatened against MTS or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon MTS or any of its Subsidiaries which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of MTS or any of its Subsidiaries, any acquisition of material property by MTS or the conduct of business by MTS or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on MTS’s or any of its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)          Within the three (3) years prior to the date hereof, to the Knowledge of MTS, no investigation, disciplinary proceeding, audit, inquiry, order, decree, decision or judgment or non-ordinary course review of any Governmental Authority or regulatory body against MTS or any MTS Subsidiary or any Person for whose acts or defaults MTS or any of the MTS Subsidiaries may be vicariously liable is pending or threatened in writing nor has any Governmental Authority indicated in writing to MTS or any of the MTS Subsidiaries an intention to conduct the same.

(c)          Within the three (3) years prior to the date hereof, neither MTS nor any MTS Subsidiary has received any written notice or other communication (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any applicable Law or (ii) requiring MTS or any MTS Subsidiary to take or omit any action to ensure compliance with any applicable Law.

(d)          MTS and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of MTS and its Subsidiaries as currently conducted (the “MTS Permits”). Section 3.13(d) of the MTS Disclosure Schedule identifies each MTS Permit. MTS and its Subsidiaries are in material compliance with the terms of the MTS Permits. No Legal Proceeding is pending or, to the Knowledge of MTS, threatened, which seeks to revoke, limit, suspend, or materially modify any MTS Permit.

3.14          Legal Proceedings; Orders.

(a)          Except as set forth in Section 3.14(a) of the MTS Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of MTS, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) MTS or any of its Subsidiaries, (B) any MTS Associate (in his or her capacity as such) or (C) any of the material assets owned or used by MTS or any of its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)          Except as set forth in Section 3.14(b) of the MTS Disclosure Schedule, since January 1, 2018, no Legal Proceeding has been pending against MTS or any of its Subsidiaries that resulted in material liability to MTS or any of its Subsidiaries.

(c)          There is no order, writ, injunction, judgment or decree to which MTS or any of its Subsidiaries, or any of the material assets owned or used by MTS or any of its Subsidiaries, is subject. To the Knowledge of MTS, no officer of MTS or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of MTS or any of its Subsidiaries or to any material assets owned or used by MTS or any of its Subsidiaries.

3.15          Tax Matters

(a)          Except as set forth on Section 3.15(a) to the MTS Disclosure Schedule, MTS and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law (taking into account any extensions duly received) for the open tax years. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Neither MTS nor any MTS Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (except for extensions applied for in the normal course of business). No written claim has ever been made by an authority in a jurisdiction where MTS or an MTS Subsidiary do not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b)          All material Taxes due and owing by MTS or any MTS Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid or proper provisions have been made to such Taxes on the MTS’ books. The material unpaid Taxes of MTS and its Subsidiaries through the MTS Interim Balance Sheet Date have been reserved for on the MTS Interim Balance Sheet. Since the MTS Interim Balance Sheet Date, MTS has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)          MTS has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the MTS Interim Balance Sheet) upon any of the assets of MTS or any MTS Subsidiary.

(e)          No deficiencies for Taxes with respect to MTS or any MTS Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. Other than as disclosed in Section 3.15(e) of the MTS Disclosure Schedule, there are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of Taxes of MTS or any MTS Subsidiary and no issues relating to Taxes of MTS or any MTS Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Neither MTS nor any MTS Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)          Neither MTS nor any MTS Subsidiary (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; nor (ii) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(g)          Neither MTS nor any MTS Subsidiary has been a (i) United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, or (ii) a real estate company (Igud Mekarkein) for Israeli Tax purposes.

(h)          Neither MTS nor any MTS Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i)          Neither MTS nor any MTS Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is MTS) for federal, state, local or foreign Tax purposes. Neither MTS nor any MTS Subsidiary has any Liability for the Taxes of any Person (other than MTS) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise by operation of applicable Law.

(j)          Neither MTS nor any MTS Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)          Neither MTS nor any MTS Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for Tax purposes.

(l)          Neither MTS nor any MTS Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made prior to Closing, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into prior to Closing, (iii) prepaid amount received outside the Ordinary Course of Business prior to Closing, or (iv) election under Section 108(i) of the Code made prior to Closing.

(m)          Neither MTS nor any MTS Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n)          To the actual knowledge of the directors and officers of MTS and the MTS Subsidiaries, neither MTS nor any MTS Subsidiary has taken any action, and there are no facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)          MTS has made available to the Company (i) complete and correct copies of all income and other material Tax Returns of MTS or any MTS Subsidiary that have been filed within the past three years, and (ii) complete and correct copies of all private letter rulings, revenue agent reports, material information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, gain recognition agreements and any similar documents, submitted by, received by or agreed to by or on behalf of MTS or any MTS Subsidiary, in each case relating to Taxes within the past three years.

(p)          MTS and each MTS Subsidiary has disclosed on its income Tax Returns all positions that could give rise to the imposition on it of a substantial understatement penalty under Section 6662 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(q)          Neither MTS nor any MTS Subsidiary has participated in an international boycott within the meaning of Section 999 of the Code.

(r)          All related party transactions involving MTS and any MTS Subsidiary have been conducted at arm’s length in compliance with Code Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(s)          Neither MTS nor any MTS Subsidiary (i) has been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is or has been required to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (c) has been required to reduce any attributes under Treasury Regulation Section 1.1502-36(d); or (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(t)          Except as set forth on Section 3.15(t) to the MTS Disclosure Schedule, neither MTS nor any MTS Subsidiary is subject to material Tax in any jurisdiction outside the jurisdiction of its organization by virtue of (i) having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business or (ii) otherwise having a taxable presence in that jurisdiction.

(u)          Except as set forth on Section 3.15(u) to the MTS Disclosure Schedule, neither MTS nor any MTS Subsidiary is a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code or Section 75B of the ITO (or any similar provision of state, local or foreign law) or a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(v)          Nothing in this Section 3.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of MTS or any MTS Subsidiary in any taxable period (or portion thereof) beginning after the Effective Time, or (ii) any Tax position that MTS or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Effective Time.

(w)          Except as set forth on Section 3.15(w) to the MTS Disclosure Schedule, since January 1, 2013, neither MTS nor any MTS Subsidiary (i) was a party to a transaction classified as a “reportable transaction” under Section 131C(2)(g) of the ITO and the regulations promulgated thereunder, (ii) has obtained an “Opinion,” as defined in Section 131D of the ITO, nor has it taken a position regarding taxation classified as a “Reportable Position,” as defined in Section 131D and 131E of the ITO, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and section 21(c) of Fuel Excise Law, 5718-1958, or (iii) is subject to restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made in connection with the provisions of Part E2.

(x)          MTS and all MTS Subsidiaries are in material compliance with all transfer pricing requirements in all jurisdictions in which any of them does business. None of the transactions between or among MTS, MTS Subsidiaries and other Affiliates are subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the ITO and the regulations promulgated thereunder or under any Law. All such transactions have been effected on an arm’s-length basis and MTS has made available to the Company all material intercompany agreements, contracts and arrangements relating to transfer pricing.

(y)          Section 3.15(y) of the MTS Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to or enjoyed by either MTS or any MTS Subsidiary under the laws of Israel since January 1, 2018, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive, subsidy or benefit. MTS and all MTS Subsidiaries have complied, in all material respects, with the requirements of Israeli law with respect to such incentives, subsidies or benefits.

(z)          Section 3.15(z) of the MTS Disclosure Schedule lists each of MTS and the MTS Subsidiaries which is registered for VAT purposes. Since January 1, 2013, MTS and any MTS Subsidiary have complied in all material respects with all applicable Law concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. Neither MTS nor any MTS Subsidiary has made any exempt supplies in the current or preceding VAT year applicable to them, and there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them.

(aa)          Section 3.15(aa) of the MTS Disclosure Schedule lists all the “taxation decisions” (hachlatat misui) each of MTS and any of the MTS Subsidiaries have obtained from the ITA since January 1, 2013.

(bb)          Except as set forth in Section 3.15(bb) of the MTS Disclosure Schedule, neither MTS nor any MTS Subsidiaries maintains any option plans that are intended to qualify as a capital gain route plan under Section 102(b)(2) of the ITO, or that are otherwise required to be approved by the ITA and there are no outstanding liabilities of whatever nature resulting from any such plans previously maintained by MTS or MTS Subsidiaries.

For purposes of this Section 3.15, each reference to MTS or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, MTS.

3.16          Employee and Labor Matters; Benefit Plans.

(a)          Section 3.16(a) of the MTS Disclosure Schedule is a list of all material MTS Benefit Plans, including, without limitation, each MTS Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, pension and severance or retiree medical or life insurance benefits. “MTS Benefit Plan” means each: (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on MTS’s standard form and other than individual MTS Options or other compensatory equity award agreements made pursuant to MTS’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, vacation benefits, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, policy or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated within the three (3) years preceding the date hereof), in any case, maintained, contributed to, or required to be contributed to, by MTS or MTS ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of MTS or under which MTS has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)          As applicable with respect to each material MTS Benefit Plan, MTS has made available to the Company true and complete copies of: (i) each material MTS Benefit Plan, including all amendments thereto, and in the case of an unwritten material MTS Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) all material correspondence to or from any Governmental Body with respect to each MTS Benefit Plan; (vi) all material reports or notices with respect to any MTS Benefit Plan prepared or issued in the three (3) years preceding the date hereof by any Governmental Body, third-party administrators, actuaries, investment managers, consultants or other independent contractors (other than individual account records or participant statements), (vi) any current employee manuals or handbooks containing personnel or employee relations policies (vii) the most recent IRS determination, opinion or advisory letter issued in respect of the MTS Company Plan, (viii) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (ix) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, for the three (3) years preceding the date hereof (x) all policies and procedures established to comply with the privacy and security rules of HIPAA and (xi) any written reports constituting a valuation of MTS’s share capital for purposes of Sections 409A or 422 of the Code, whether prepared internally by MTS or by an outside, third-party valuation firm.

(c)          Each MTS Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreement and the applicable provisions of ERISA, the Code and all other Laws. Each MTS Benefit Plan required to be funded is fully funded, and with respect to MTS Benefit Plans that are not required by applicable Law to be so fully funded, adequate reserves therefor have been established on the financial statements contained in or incorporated by reference in the MTS SEC Documents (except for severance pay that is fully funded, and Section 14 Arrangements). No material liability or obligation of the MTS or any of its Affiliates exists with respect to any MTS Benefit Plan that has not been disclosed on Section 3.16(c) of the MTS Disclosure Schedule.

(d)          The MTS Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS or may rely on favorable opinion letters obtained by a volume submitter or prototype sponsor of such MTS Benefit Plan to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of MTS nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such MTS Benefit Plan or the tax exempt status of the related trust.

(e)          Neither MTS nor any MTS ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)          To the Knowledge of MTS, there are no pending audits or investigations by any Governmental Body involving any MTS Benefit Plan, and no pending or, to the Knowledge of MTS, threatened claims (except for individual claims for benefits payable in the normal operation of the MTS Benefit Plans), suits or proceedings involving any MTS Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to MTS. All contributions and premium payments required to have been made under any of the MTS Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code) as pf the date hereof, have been timely made and neither MTS nor any MTS ERISA Affiliate has any liability for any unpaid contributions with respect to any MTS Benefit Plan.

(g)          Neither MTS or any MTS ERISA Affiliates, nor to the Knowledge of MTS, any fiduciary, trustee or administrator of any MTS Benefit Plan, has engaged in, or in connection with the Contemplated Transactions engage in, any transaction with respect to any MTS Benefit Plan which would subject any such MTS Benefit Plan, MTS or MTS ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h)          No MTS Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither MTS nor any MTS ERISA Affiliates has made a written or oral representation promising the same.

(i)          Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to MTS of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(j)          Each MTS Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(k)          No current or former employee, officer, director or independent contractor of MTS has any “gross up” agreements with MTS or other assurance of reimbursement by MTS for any Taxes imposed under Code Section 409A or Code Section 4999.

(l)          Except as set forth in Section 3.16(l) of the MTS Disclosure Schedule, MTS does not have any MTS Benefit Plan that is maintained outside of the United States.

(m)          Section 3.16(m) of the MTS Disclosure Schedule sets forth the policy of MTS and its Subsidiaries with respect to bonuses, accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of the date of this Agreement.

(n)          Neither MTS nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and to the Knowledge of MTS, there is no labor union, labor organization, or similar Person representing or purporting to represent or seeking to represent any employees of MTS or any of its Subsidiaries. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of MTS, any union organizing activity, against MTS or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of MTS, any union organizing activity.

(o)          Section 3.16(o) of the MTS Disclosure Schedule contains a list of all employees of MTS and its Subsidiaries along with the position, the monthly salary of each such employee, whether such employee is full time or part time, is exempt or non-exempt from the Hours of Work and Rest Law, is on leave and if so, the type of leave and expected date of return, visa status (as applicable), date of hire, any incentive payment paid or payable in calendar year 2020 (and whether such incentive is cash or, if not, what other property is due), short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, car entitlement, sick leave entitlement and accrual (if any), and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 Arrangement under the Israeli Severance Pay Law (“Section 14 Arrangement”), and, to the extent such employee is subject to such a Section 14 Arrangement, an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, and any other material compensation payable to such employee. Neither MTS nor its Subsidiaries is delinquent in payments to any current or former employees for wages, salaries, overtime, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees or for the funding of severance pay or pension (including manager’s insurance, pension fund, education fund and health fund) entitlements. The consummation of the Contemplated Transactions will not give rise to any liability of MTS or any of its Subsidiaries for payments related to severance, termination, bonus, accrued vacation or personal time, accrued days of sick pay or any similar payment. No current or former employee of the MTS and its Subsidiaries is entitled (whether by virtue of any Law, Contract or otherwise) to any benefits, entitlement or compensation that is not listed in Section 3.16(o) of the MTS Disclosure Schedule. Neither MTS nor any of its Subsidiaries has made any promises or commitments to any of their employees or former employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits, as listed in Section 3.16(o) of the MTS Disclosure Schedule.

(p)          MTS and each of its Subsidiaries are, and since January 1, 2018 have been, in material compliance with all applicable Laws and agreements (including extension orders) respecting labor (including consultants), employment, employment practices, and terms and conditions of employment. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of MTS, threatened or reasonably anticipated against MTS or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or MTS Benefit Plan (other than routine claims for benefits).

(q)          Section 3.16(q) of the MTS Disclosure Schedule contains a list of each individual who currently renders services to MTS or any of its Subsidiaries as an independent contractor or consultant (collectively, the “MTS Contractors”), and includes each MTS Contractor’s name, date of commencement, and rate of all regular compensation and benefits, bonus or any other compensation payable. Except as set forth in Section 3.16(q) of the MTS Disclosure Schedule, each MTS Contractor can be terminated on notice of thirty days or less to the MTS Contractor. According to the MTS Contractors’ agreements with MTS or its Subsidiaries, no MTS Contractor is entitled to any rights under the applicable labor laws, other than accrued amounts owed pursuant to the applicable Contract or for the reimbursement of legitimate expenses, in each case in the Ordinary Course of Business. All current and former MTS Contractors have received all their rights to which they are and were entitled according to any applicable Law or Contract with MTS or its Subsidiaries, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses. For each individual classified as an employee, MTS or any of its Subsidiaries has accurately classified him or her, where applicable, as overtime eligible or overtime ineligible under all applicable Laws. MTS or any of its Subsidiaries do not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(r)          There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any material claim, charge, grievance or Legal Proceeding against MTS or any of its Subsidiaries brought by or on behalf of any current or former applicant, employee, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of MTS or its Subsidiaries, alleging violation of any applicable Employment Law, agreement or any other claim arising out of such Person’s employment, application for employment or termination of employment, consulting or other relationship with MTS or any of its Subsidiaries.

(s)          MTS and its Subsidiaries have withheld, paid and reported all amounts required by the Ordinance, the National Insurance Law [Consolidated Version], 5755-1995, the National Health Insurance Law, 5754-1994 or any other Law or by contract to be withheld, paid and reported with respect to compensation, wages, salaries, payments to the National Insurance Institute, employees’ pension or managers insurance funds, disability insurance, continuing education fund or other similar funds and other payments to employees, former employees of MTS and its Subsidiaries, to the extent applicable. Neither MTS nor any of its Subsidiaries is required to make payments for overtime hours above the global overtime compensation paid by it.

(t)          MTS and its Subsidiaries have not been and are not subject to, and no employee or consultant of them benefits from, any collective agreement, extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally. MTS and its Subsidiaries have paid all required payments, if any, that MTS and its Subsidiaries have been requested in writing to pay to any employers’ association or organization.

(u)          No employee or group of employees has notified MTS or any MTS Subsidiary of its intent, or, to the Knowledge of MTS, has any plans, to terminate employment with MTS or any of its Subsidiaries.

(v)          Neither MTS nor any of its Subsidiaries has unsatisfied material obligations of any nature to any of their former employees or consultants, and the termination of any such employees or consultants was in material compliance with all applicable Laws and Contracts.

3.17          Environmental Matters. MTS and each MTS Subsidiary is in material compliance with all applicable Environmental Laws, which compliance includes the possession by MTS of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the business of MTS or any MTS Subsidiary. Neither MTS nor any MTS Subsidiary has received since January 1, 2018 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that MTS or any MTS Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of MTS, there are no circumstances that may prevent or interfere with MTS’s compliance with any Environmental Law in the future. To the Knowledge of MTS, since January 1, 2018, no current or  prior property leased or controlled by MTS has had a release of or exposure to Hazardous Materials that would reasonably be expected to result in any material liability of MTS pursuant to Environmental Law.

3.18          Transactions with Affiliates.

(a)          Except as set forth in the MTS SEC Documents filed prior to the date of this Agreement, since the date of MTS’s last proxy statement filed in 2020 with the SEC, no event has occurred that would be required to be reported by MTS pursuant to Item 7.B of Form 20-F promulgated by the SEC.

(b)          Section 3.18(b) of the MTS Disclosure Schedule describes any material transactions or relationships, since January 1, 2018, between, on one hand, MTS or any of its Subsidiaries and, on the other hand, any: (i) executive officer or director of MTS or, to the Knowledge of the MTS, any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding MTS Share Capital or (iii) to the Knowledge of the MTS, any “related party” (within the meaning of Item 7.B of Form 20-F) of any such officer, director or owner (other than MTS or its Subsidiaries), in the case of each of sub-sections (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 7.B of Form 20-F.

(c)          Section 3.18(c) of the MTS Disclosure Schedule lists each investment agreement, shareholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the MTS and any holders of MTS Share Capital, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, warrants, investment agreements, information rights letters, director designation rights or similar rights.

3.19          Insurance. MTS has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of MTS and its Subsidiaries. Each of such insurance policies is in full force and effect and MTS or any of its Subsidiaries is in compliance in all material respects with the terms thereof. Except as set forth in Section 3.19 of the MTS Disclosure Schedule, other than customary end of policy notifications from insurance carriers, since January 1, 2018, MTS or any of its Subsidiaries has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. MTS or any of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against MTS for which MTS or any of its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed MTS or any of its Subsidiaries of its intent to do so.

3.20          No Financial Advisors. Except as set forth on Section 3.20 of the MTS Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of MTS or any of its Subsidiaries.

3.21          Anti-Bribery. Neither MTS nor any of its Subsidiaries nor any of their directors, officers, MTS Contractors, employees or, to MTS’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. To MTS’s Knowledge, neither MTS nor any of its Subsidiaries is or has ever been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.22          Valid Issuance. The MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23          Opinion of Financial Advisor. The MTS Board has received an opinion of Variance Ascola Ltd. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is, from a financial point of view, fair and reasonable. It is agreed and understood that such opinion is for the benefit of the MTS Board and may not be relied upon by the Company.

3.24          Shell Company Status. MTS is not an issuer identified in Rule 144(i)(1) promulgated under the Securities Act or a shell company as defined in Rule 12b-2 promulgated under the Exchange Act

3.25          Trade and Sanctions Compliance. MTS and its Subsidiaries are and have been at all times in compliance in all material respects with all applicable Trade Control Laws. MTS and its Subsidiaries have not been cited, cautioned, fined or otherwise made aware of any asserted past or present failure to comply with Trade Control Laws and no investigation or proceeding with respect to any alleged non-compliance with Trade Control Laws is pending or threatened. None of MTS or its Subsidiaries or, to MTS’s Knowledge, any security holder that holds more than 10% of MTS’s Share Capital, are designated under Executive Order 13224 (September 24, 2001) or designated on any prohibited party list maintained by the Office of Foreign Assets Control, Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List.

3.26          Disclaimer of Other Representations or Warranties. Except as set forth in this Section 3 or in any certificate delivered by MTS or Merger Sub to the Company pursuant to this Agreement (including the MTS Disclosure Schedule), neither MTS nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

4.	CERTAIN COVENANTS OF THE PARTIES

4.1          Operation of MTS’s Business.

(a)          Except as set forth in Section 4.1(a) of the MTS Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): (i) MTS and its Subsidiaries shall conduct their business and operations in the Ordinary Course of Business subject to and without derogating from any of MTS’s covenants set forth in Section 4.1(b), provided that during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, MTS may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary: (x) to protect the health and safety of MTS’s or any of its Subsidiaries’ employees and other individuals having business dealings with MTS or any of its Subsidiaries; or (y) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, provided further that following any such suspension, to the extent that MTS took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the Ordinary Course of Business consistent with past practice, to resume conducting its business in the Ordinary Course of Business consistent with past practice in all material respects as soon as reasonably practicable; and (ii) MTS and its Subsidiaries shall conduct their business and operations in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute MTS Material Contracts.

(b)          Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the MTS Disclosure Schedule, (iii) for entering into and consummating customary agreements with respect to pre-Closing financing required by MTS with investors agreed by the Company after receiving the consent of the Company to such agreements, which shall not be unreasonably delayed, withheld or conditioned, (iv) as required by applicable Law, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, MTS shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares or make any other actual, constructive or deemed distribution in respect of the MTS Share Capital, except for cash dividends made by any direct or indirect Subsidiary of MTS to MTS or one of its Subsidiaries, or directly or indirectly acquire, repurchase, redeem or otherwise reacquire any of its shares or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the MTS Share Plans and in accordance with their current terms);

(ii)         sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any shares or other security of MTS (except for MTS Ordinary Shares issued upon the valid exercise of outstanding MTS Options and except as contemplated by the Reverse Split); (B) any option, warrant or right to acquire any shares or any other security; or (C) any instrument convertible into or exchangeable for any shares or other security of MTS;

(iii)        propose to adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization of MTS, or initiate the election or appointment of any new directors or executive officers of MTS, except for reelection of incumbent directors and the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(iv)         except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and as permitted by this Agreement;

(v)          form any Subsidiary, except for Merger Sub, or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi)         acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or (2) any assets that are material, individually or in the aggregate, to MTS and the MTS Subsidiaries, taken as a whole; or (3) sell, lease (as lessor), license or otherwise dispose of or subject to any Encumbrance any properties or assets of MTS or its Subsidiaries, which are material to MTS and its Subsidiaries individually or taken as a whole;

(vii)        (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(viii)       recognize any labor union, labor organization, or similar Person;

(ix)         enter into any material transaction outside the Ordinary Course of Business;

(x)          acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)         sell, assign, transfer, license, sublicense or otherwise dispose of any material MTS IP, other than in the Ordinary Course of Business;

(xii)        make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xiii)       enter into, materially amend or terminate any MTS Material Contract, except if such execution, amendment or termination is in the Ordinary Course of Business;

(xiv)       (A) except in the Ordinary Course of Business, make any expenditures, incur any Liabilities, settle or discharge or satisfy any claims, litigation, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (C) give any material discount, accommodation or other concession (other than in the Ordinary Course of Business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xv)         enter into, engage in or amend any transaction or Contract with any interested parties (Ba’alay Inyan);

(xvi)        other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xvii)       cancel or fail to in good faith seek to renew any material insurance policies;

(xviii)      adopt any new compensation arrangements or benefit plans or materially increase the existing compensation or benefits of any employee, consultant, director or service provider, except for increases to compensation in the Ordinary Course of Business;

(xix)        apply for or accept any material Governmental Grants from any Governmental Body;

(xx)         initiate, settle, compromise, or agree to or settle any claims or Legal Proceeding; or

(xxi)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of MTS prior to the Effective Time. Prior to the Effective Time, MTS shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2          Operation of the Company’s Business.

(a)          Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless MTS shall otherwise consent in writing, during the Pre-Closing Period, the Company and its Subsidiary shall conduct their business and operations: (i) in the Ordinary Course of Business subject to and without derogating from any of the covenants of the Company and its Subsidiary set forth in Section 4.2(b), provided that during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, the Company and its Subsidiary may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary: (x) to protect the health and safety of their employees and other individuals having business dealings with them; or (y) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, provided further that following any such suspension, to the extent that the Company or its Subsidiary took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the Ordinary Course of Business consistent with past practice, to resume conducting its business in the Ordinary Course of Business consistent with past practice in all material respects as soon as reasonably practicable; and (ii) in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b)          Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) for entering into and consummating customary agreements with respect to the Closing Financing after receiving comments from MTS to such agreements (as set forth in Section 5.20 below), which consent shall not be unreasonably withheld, delayed or conditioned, (iv) as required by applicable Law or (v) with the prior written consent of MTS (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company and its Subsidiary shall not do any of the following:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its share capital or make any other actual, constructive or deemed distribution in respect of the Company Capital Stock, or directly or indirectly acquire, or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Plan in accordance with their current terms);

(ii)         sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any share capital or other security of the Company or its Subsidiary (except for outstanding Company Common Stock issued upon the valid exercise of Company Options, the issuance of the Advisor Warrant and issuance of Company Common Stock upon valid exercise thereof, the conversion of Company Preferred A Stock, the issuance of Company Preferred A-1 Stock to satisfy the Investor Commitment Fee and the issuance of Company Preferred B Stock to the Investor in connection with the Closing Financing); (B) any option, warrant or right to acquire any share capital or any other security, other than option grants to employees and service providers; or (C) any instrument convertible into or exchangeable for any share capital or other security of the Company or its Subsidiary;

(iii)        except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents (other than Articles of Amendment as contemplated in Section 5.18), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)        propose to adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiary, or elect or appoint any new directors or executive officers of the Company or its Subsidiaries, except for the appointment of one additional director as communicated to MTS and except for the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(v)          form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi)         acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or (2) any assets that are material, individually or in the aggregate, to the Company and its Subsidiary; or (3) other than in the Ordinary Course of Business, sell, lease (as lessor), license or otherwise dispose of or subject to any Encumbrance any properties or assets of the Company or its Subsidiary, which are material to the Company or Subsidiary, except for purchases of inventory, services or supplies in the Ordinary Course of Business;

(i)          (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(viii)       recognize any labor union, labor organization, or similar Person;

(ix)         enter into any material transaction other than in the Ordinary Course of Business;

(x)          acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)         sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xii)        make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xiii)       enter into, materially amend or terminate any Company Material Contract, except if such execution, amendment or termination is in the Ordinary Course of Business or is required or reasonably advisable to issue shares in connection with the Closing Investment Amount and/or the Investor Committement Fee in order to facilitate the Closing, which, for clarity, will include enterting into Closing Financing Amendments as contemplated in Section 5.18;

(xiv)       (A) except in the Ordinary Course of Business, make any expenditures, incur any Liabilities, settle or discharge or satisfy any claims, litigation, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (C) give any material discount, accommodation or other concession (other than in the Ordinary Course of Business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xv)         enter into, engage in or amend any transaction or Contract with any “related party”, except as required for the consummation of the Closing;

(xvi)        other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xvii)       cancel or fail to in good faith seek to renew any material insurance policies;

(xviii)      apply for or accept any material Governmental Grants from any Governmental Body;

(xix)        initiate or settle, compromise, or agree to settle any Legal Proceeding; or

(xx)         agree, resolve or commit to do any of the foregoing.

(c)          Nothing contained in this Agreement shall give MTS, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over the business operations of the Company and its Subsidiary.

4.3          Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon not less than three (3) Business Days’ notice, MTS, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives  and Subsidiaries to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property (taking into account any restricted access to such property due to the coronavirus (COVID-19) pandemic) and assets, and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to hold discussions, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either MTS or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party shall provide the other Party with unaudited cash balances of such Party and its Subsidiaries promptly after such cash balances are available to such Party, and with a statement of accounts payable of such Party and its Subsidiaries as of the end of each calendar month, promptly after such Party prepares such a statement, all to the extent prepared by and available to such Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4          Non-Solicitation.

(a)          Subject to the other provisions of this Section 4.4, during the Pre-Closing Period, each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to directly or indirectly: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party).

(b)          Notwithstanding anything contained in Section 4.4(a), prior to receipt of the Required MTS Shareholder Vote, each Party (i) may enter into discussions or negotiations with, any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) may thereafter furnish to such Person non-public information regarding such Party pursuant to an executed confidentiality agreement at least as favorable to such Party as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such Party nor any Representative of such Party has breached this Section 4.4; (B) the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Law; (C) at least three (3) Business Days prior to furnishing any such non-public information to, or entering into discussions with, such Person (“Notice Period”), such Party gives the other Party(ies) written notice of the identity of such Person and of such Party’s intention to furnish non-public information to, or enter into discussions with, such Person; and (D) at least three (3) Business Days prior to furnishing any such non-public information to such Person, such Party furnishes such non-public information to the other Party(ies) (to the extent such non-public information has not been previously furnished by such Party to the other Party(ies)).

(c)          If any Party or any Representative or Subsidiary of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party(ies) in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party(ies) fully informed, on a current basis, in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party(ies) with at least five (5) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(d)          Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal. The Parties shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing each Person which has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such Person by or on behalf of the respective Party, and such Party shall use commercially reasonable efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement).

4.5          Notification of Certain Matters. During the Pre-Closing Period, each Party (the “Notifying Party”) shall promptly notify the other Party (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Notifying Party is commenced, or, to the Knowledge of the Notifying Party, threatened against the Notifying Party or, to the Knowledge of the Notifying Party, any director or officer of the Notifying Party; (iii) the Notifying Party becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Notifying Party to comply with any covenant or obligation of the Notifying Party; in the case of sub-sections (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.5 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Notifying Party contained in this Agreement or the Notifying Party’s Disclosure Schedule for purposes of Sections 6, 7 or 8, as applicable.

5.	ADDITIONAL AGREEMENTS OF THE PARTIES.

5.1          Proxy Statement.

(a)          As promptly as practicable after the execution of this Agreement, the Parties shall prepare, and MTS shall cause to be filed with the SEC, the Proxy Statement. MTS covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement or any amendments or supplements thereto is filed with the SEC or is first mailed to MTS’s shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to MTS for inclusion in the Proxy Statement (including the Company Financials, description of the Company’s business, risk factors and any other disclosure deemed required or advisable by the Parties) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, MTS makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of their Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC. Each of the Parties shall make commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and by the Companies Law and regulations promulgated thereunder. MTS shall make commercially reasonable efforts to cause the Proxy Statement to be mailed to MTS’s shareholders in accordance with the applicable rules and regulations promulgated by the SEC and under the Companies Law and regulations promulgated thereunder. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If MTS, Merger Sub or the Company become aware of any event or information that, pursuant to the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to MTS’s shareholders.

(b)          The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Proxy Statement or reasonably requested by the other Party to be included in the Proxy Statement.

5.2          MTS Shareholders’ Meeting; Merger Sub Approval.

(a)          Promptly after the Proxy Statement has been finalized in accordance with Section 5.1, MTS shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of MTS Ordinary Shares (on an as-converted basis, in accordance with the MTS Articles) for the purpose of seeking approval of (i) the change of control of MTS resulting from the Merger pursuant to the Nasdaq rules, (ii) the issuance of a “control stake” (dvukat shlita) or more than 45% of the voting rights, as the case may be, to SportsHub Games Network, Inc. pursuant to the terms of Section 328(b)(1) of the Companies Law, (iii) the issuance of the MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares in an unregistered offering pursuant to the Nasdaq rules, (iv) the adoption of the Restated MTS Articles, which shall include (A) an increase to the Company’s registered capital and, if agreed by the Parties, changes to reflect the Reverse Split, (B) the creation of the MTS New Preferred A-1 Shares and MTS New Preferred B Shares and (C) a name change of MTS (subject to consent of the Israeli Companies Registrar), effective upon the Merger, (v) the election of the Company’s board nominees as board members, commencing at the Effective Time, (vi) the purchase by MTS of the D&O Tail Policy, (vii) the adoption of the form of Indemnification Agreement to be entered into by each member of MTS’s Board of Directors and officers from time to time (post-Closing), (viii) adoption of the Company Plan and New Company Plan by MTS, as determined by the Company, and (ix) any other matter required or advisable, at the reasonable discretion of the Board of Directors of MTS or the Company and as agreed to by the other Party, including without limitation, compensation matters, in order to give effect to, and reflect governance, leadership and operational changes in connection with, the transactions contemplated under this Agreement (the matters contemplated by this Section 5.2(a) are referred to as the “MTS Shareholder Matters,” and such meeting, the “MTS Shareholders’ Meeting”).

(b)          The MTS Shareholders’ Meeting shall be held as promptly as practicable after the Proxy Statement has been finalized in accordance with Section 5.1. MTS shall take reasonable measures to ensure that all proxies solicited in connection with the MTS Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the MTS Shareholders’ Meeting, or a date preceding the date on which the MTS Shareholders’ Meeting is scheduled, MTS reasonably believes that: (i) it will not receive proxies sufficient to obtain the Required MTS Shareholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient MTS Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the MTS Shareholders’ Meeting, MTS may postpone or adjourn, or make one or more successive postponements or adjournments of, the MTS Shareholders’ Meeting as long as the date of the MTS Shareholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(c)          MTS agrees that, subject to Section 5.2(d): (1) the MTS Board shall recommend that MTS’s shareholders vote to approve the MTS Shareholder Matters, (2) the Proxy Statement shall include a statement to the effect that the MTS Board recommends that MTS’s shareholders vote to approve the MTS Shareholder Matters (the “MTS Board Recommendation”); and (3) the MTS Board Recommendation shall not be withheld, amended, withdrawn or modified in a manner adverse to the Company without the Company’s prior written consent (the actions set forth in the foregoing clause (iii), collectively, an “MTS Board Adverse Recommendation Change”).

(d)           Notwithstanding the foregoing, at any time prior to the receipt of the Required MTS Shareholder Vote, the MTS Board may make an MTS Board Adverse Recommendation Change, if (i) without any a breach of (or in violation of) Section 4.4, the MTS Board has received an Acquisition Proposal that the MTS Board has determined in its reasonable, good faith judgment, after consultation with MTS’s outside legal counsel, constitutes a Superior Offer, and (ii) the MTS Board determines in its good faith judgment, after consultation with MTS’s outside legal counsel, that given the Superior Offer, failing to make an MTS Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable Law; provided, however, that prior to MTS taking any action permitted under this Section 5.2(d), MTS must (1) promptly notify the Company, in writing, within the Notice Period before making an MTS Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that MTS has received an Acquisition Proposal that the MTS Board intends to declare a Superior Offer and that the MTS Board intends to make an MTS Board Adverse Recommendation Change, and (2) attach to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Offer. Nothing contained in this Agreement shall prohibit MTS or the MTS Board from making any disclosure to the MTS Shareholders if the MTS Board determines in good faith, after consultation with its outside legal counsel, that such disclosure is required for the MTS Board to comply with its fiduciary duties to the MTS Shareholders under applicable Law; provided, however, that any such disclosure or public statement shall be deemed to be an MTS Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the MTS Board shall reaffirm the MTS Board Recommendation in such disclosure or public statement or within five (5) Business Days of such disclosure or public statement.

(e)          Promptly after the execution of this Agreement, and in any event within 2 Business Days thereafter, MTS, as the sole stockholder of Merger Sub, shall deliver to the Company a unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

(f)          MTS as the sole stockholder of Merger Sub shall not take any action to rescind the unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

5.3          Form F-3 Registration Statement.

(a)          As promptly as practicable after the execution of this Agreement, the Parties shall prepare, and MTS shall cause to be filed with the SEC, a registration statement on Form F-3 (the “Registration Statement”) registering the following for resale: (i) if requested by the Company, all of the MTS Ordinary Shares to be issued to the Investor as the Investor Commitment Fee and/or the MTS Ordinary Shares underlying the MTS New Preferred B Shares to be issued as Merger Consideration, (ii) all of the MTS Ordinary Shares to be issued to the Company Shareholders set forth on Schedule 5.3, (iii) all of the MTS Ordinary Shares issuable upon conversion of MTS New Preferred A-1 Shares to be issued as Merger Consideration, and (iv) all of the MTS Ordinary Shares issuable upon exercise of the Company Warrants set forth on Schedule 5.3, which will be converted into MTS Warrants at the Effective Time. MTS covenants and agrees that the Registration Statement, at the time that the Registration Statement or any amendments or supplements thereto is filed with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to MTS for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, MTS makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by the Company or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC. Each of the Parties shall make commercially reasonable efforts to promptly address any comments received from the SEC with respect to the Registration Statement and to cause the Registration Statement, and all amendments and supplements thereto, to comply with the applicable rules and regulations promulgated by the SEC and by the Companies Law and regulations promulgated thereunder.

(b)          The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by the other Party to be included in the Registration Statement.

5.4          Tax Ruling.  As promptly as practicable following execution of this Agreement, the Company shall cause its Israeli counsel to prepare and file with the ITA an application in order to obtain the Tax Ruling. It is agreed that the language of the application (or applications as the case may be) for the Tax Ruling, as well as the final version of the Tax Ruling, shall be subject to the prior written approval of the Company and MTS. MTS’s tax advisor will be provided with a prior notice on any meeting or discussion with the ITA in this regard, and if chooses, it will be allowed to participate in such meeting or discussions with the ITA; in the event MTS’s tax advisor decides not to participate in such meeting or discussion with the ITA, then immediately after such meeting or discussion, MTS’s tax advisor will be provided with an update on the content of such meeting or discussion.

5.5          Regulatory Approvals.

(a)          Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the execution of this Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b)          Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.5(a); and (ii) keep the other Parties informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, any Governmental Body relating to the Contemplated Transactions. Subject to applicable Law relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

5.6          MTS Employees and Employee Benefits.

(a)          For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Company providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who is not an employee of any of MTS or any of its Subsidiaries who is transferred to be employed by MTS or any of its Subsidiaries (or who remains any employee of the Surviving Corporation) immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with the Company and its predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, MTS shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and MTS shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

(b)          The provisions of this Section 5.6 are for the sole benefit of MTS and the Company and no provision of this Agreement shall: (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan, MTS Benefit Plan or Post-Closing Plan or rights to continued employment or service with the Company or MTS (or any Subsidiary thereof), (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan, MTS Benefit Plan or Post-Closing Plan, or (iii) limit the ability of MTS to terminate the employment of any Continuing Employee.

5.7          Indemnification of Officers and Directors.

(a)          From the Effective Time through the seventh anniversary of the date on which the Effective Time occurs, each of MTS and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of MTS or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of MTS or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. To the extent permitted by the Companies Law, each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of MTS and the Surviving Corporation, jointly and severally, upon receipt by MTS or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to MTS, to the extent then required by the Companies Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)          The provisions of the MTS Articles with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of MTS that are presently set forth in the MTS Articles shall not be amended, modified or repealed for a period of seven years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of MTS. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and MTS shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Company’s certificate of incorporation and bylaws.

(c)          From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) MTS shall fulfill and honor in all respects the obligations of MTS to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under MTS’s Organizational Documents and pursuant to any indemnification agreements between MTS and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)          From and after the Effective Time, MTS shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to MTS and in coverage amounts as approved by the Company. In addition, MTS shall purchase, effective as of the Effective Time, a seven-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of MTS’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least seven years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (a “D&O Tail Policy”), with such policy coverage not in excess of MTS’s current directors’ and officers’ liability insurance policy. During the term of the D&O Tail Policy, MTS shall not take any action following the Effective Time to cause such D&O Tail Policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of its former and current officers and directors. MTS will promptly share quotes received for the D&O Tail Policy and the Company shall be permitted to obtain alternative quotes for a D&O Tail Policy that meets the obligations set forth herein from a reputable insurance company reasonably acceptable to MTS, and MTS and the Company will thereafter in good faith mutually select the D&O Tail Policy option that provides the coverage required herein at the lowest cost. MTS will be responsible for payment of all deductibles and other expenses in connection with the D&O Tail Policy following the Effective Time.

(e)          From and after the Effective Time, MTS shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.7 in connection with their successful enforcement of the rights provided to such persons in this Section 5.7.

(f)          All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of MTS or the Company as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of MTS and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives, who are all intended to be third party beneficiaries of this Section 5.7 and each of whom may enforce the provisions of this Section 5.7.

(g)          In the event MTS or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) reincorporates into a new or existing legal entity, or (iii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of MTS or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. MTS shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7. The obligations set forth in this Section 5.7 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.7 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or other person.

               5.8          IIA Undertakings. Within 10 days following the Closing, the Company undertakes to provide MTS executed IIA Undertakings, in the form attached hereto as Schedule 5.8, by each Company Shareholder expected to hold more than 5% of the MTS Ordinary Shares (on an as-converted basis) immediately following the Closing. MTS will submit such IIA Undertakings together with the IIA Notice to the IIA.

               5.9          Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required by applicable Law to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 5.9 of the Company Disclosure Schedule) to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

               5.10          Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and MTS and thereafter MTS and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to MTS Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to MTS Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Each of MTS and the Company agree that any information regarding such Party or its Subsidiaries that is provided by such Party for inclusion in any press release, public statement, announcement, or submission to the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in MTS SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto, but subject to giving advance notice to the other Party and permitting a reasonable opportunity to provide comments, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) except if (with such exception applying solely with respect to) any information regarding the Company or its Subsidiary or business operations is included or referenced, MTS need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.2(d) or with respect to any Acquisition Proposal or MTS Board Adverse Recommendation Change.

               5.11          Listing. MTS shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the MTS Ordinary Shares to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) to file an initial listing application for the MTS Ordinary Shares on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be approved prior to the Effective Time subject to official notice of issuance. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application and any payments charged by consultants reasonably agreed upon by the Company and MTS assisting with the listing process. The Company will cooperate with MTS as reasonably requested by MTS with respect to the Nasdaq Listing Application and promptly furnish to MTS all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

               5.12          Tax Matters.

(a)          MTS, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code or to prevent MTS from being treated as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Merger.

(b)          The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code or  the treatment of MTS as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)          All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (collectively, “Transfer Taxes”) shall be paid when due by the Party upon which such Taxes and fees are imposed under applicable Law, and such Party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the applicable shareholders and the Parties hereto will, and will cause their applicable Affiliates to, join in the execution of any such Tax Returns and other documentation.

(d)          The Parties will cooperate in preparing and filing all Tax Returns of the Company that are required to be filed for any taxable periods ending on or before the Closing Date. All such Tax Returns will be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law.

               5.13          Legends. MTS shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any MTS Ordinary Shares, MTS New Preferred A-1 Shares, MTS New Preferred B Shares, MTS Options or MTS Warrants to be received in connection with the Contemplated Transactions or the Merger, including those equity holders who may be considered “affiliates” of MTS for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for MTS Ordinary Shares.

5.14          Allocation Certificates.

(a)          The Company will prepare and deliver to MTS at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company (or, if there is no Chief Financial Officer, the principal accounting officer of the Company) in a form reasonably acceptable to MTS, which sets forth a true and complete list, as of immediately prior to the Effective Time and after giving effect to the closing of the Closing Financing: (i) each holder of Company Capital Stock, Company Warrants and Company Options, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held and/or underlying the Company Warrants or Company Options as of immediately prior to the Effective Time for each such holder; (iv) with respect to each share of Company Capital Stock, Company Warrant or Company Option which is a covered security within the meaning of Section 6045 of the Code the cost basis and acquisition date of such security; and (v) the number of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to be issued to such holder, or to underlie any MTS Warrants or MTS Options to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Warrants or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

(b)          MTS will prepare and deliver to the Company at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of MTS in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time, the number of MTS Ordinary Shares outstanding (on an as-converted basis), MTS Options or MTS Warrants (the “MTS Outstanding Shares Certificate”).

5.15          Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement: (i) the Company will furnish to MTS audited financial statements for the fiscal years ended 2019 and 2020 for inclusion in the Proxy Statement (the “Company Audited Financial Statements”) and (ii) the Company will furnish to MTS unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Proxy Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and Regulation S-X under the Exchange Act and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.16          Shareholder Litigation. Prior to the Closing, each Party shall conduct and control the settlement and defense of any shareholder litigation against it or any of its directors relating to this Agreement or the Contemplated Transactions; provided that (i) such Party shall keep the other Parties apprised on an ongoing basis of any material developments in connection with any such shareholder litigation and supply upon receipt full copy documentation including, without limitation, letters between counsel and from the plaintiffs, the pleadings and supporting affidavits, (ii) such Party shall consult with the other Parties in connection with the defense and settlement of any such shareholder litigation and (iii) any settlement or other resolution of any such shareholder litigation shall be subject to the approval of the other Parties, which approval shall not be unreasonably withheld, delayed or conditioned.

5.17          Validity of Private Placement. Each of the Company, MTS and the Merger Sub shall take all necessary action on its part such that the issuance of MTS Ordinary Shares, MTS New Preferred A-1 Shares, MTS New Preferred B Shares, MTS Options and MTS Warrants in the Merger shall validly qualify for an exemption from registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue-sky” laws and equivalent provisions under applicable Law.

5.18          Closing Financing; Articles of Amendment. The Company shall manage all the Closing Financing activities. The Company provided to MTS a copy of the Alpha 2020 SPA and the Company will be permitted to amend the Alpha 2020 SPA, including but not limited to, amendments to provide that the Closing Financing will be issued in shares of Company Preferred B Stock and that the Investor Commitment Fee will be issued in shares of Company Preferred A-1 Stock (collectively, “Closing Financing Amendments”), in each case, prior to the Effective Time.  In addition, the Company will be permitted to amend the Company’s Articles of Incorporation to: (a) authorize two new classes of preferred stock, Company Preferred A-1 Stock (“Company Preferred A-1 Stock”) and Company Preferred B Stock (“Company Preferred B Stock”); and (b) increase the authorized capital stock of the Company in an amount reasonably needed to issue to the Investor at and on account of the Closing Financing, in lieu of Company Preferred A Stock (as currently contemplated by the Alpha 2020 SPA), (i) a number of shares of Company Preferred B Stock as would have been convertible into the number of shares of Company Common Stock issuable upon conversion of Company Preferred A Stock that would have been issued in the Closing Financing (under the Alpha 2020 SPA as currently in force); and (ii) a number of shares of Company Series A-1 Stock as would have been convertible into the number of shares of Company Common Stock issuable upon conversion of Company Preferred A Stock that would have been issued to satisfy the Investor Commitment Fee (under the Alpha 2020 SPA as currently in force) (collectively, the “Articles of Amendment”). Notwithstanding the foregoing, MTS shall have an opportunity to reasonably review and comment on, in advance, any Closing Financing Amendments or Articles of Amendment; provided, however, that the foregoing shall not be deemed to oblige the Company in any way to incorporate or accept such comments, unless the Closing Financing Amendments or Articles of Amendment, as the case may be, affect the valuation of the Company.

5.19          Accredited Investor Questionnaires. The Company shall have each holder of the Company’s securities of the Company deliver an executed Accredited Investor Questionnaire to MTS, in a form reasonably acceptable to MTS, prior to the Closing.

5.20          Certain Adjustments. MTS and the Company shall discuss and agree to the terms of a reverse split of the MTS Ordinary Shares, to the extent required (the “Reverse Split”).

5.21          Alpha Waiver. Prior to the Effective Time, the Investor will sign a waiver (the “Investor Waiver”), waiving any contractual or other right it may have in connection with the Merger and the Contemplated Transaction, under the MTS Articles and pursuant to the Alpha SPA, other than such rights specifically set forth in this Agreement.

5.22          Equity Incentive Plan.  MTS shall approve and shall cause the Proxy Statement to seek MTS shareholder approval of the Company Plan and a new equity incentive plan of the Company, in a form provided by the Company with customary terms for equity incentive plans of companies with U.S. based employees, that reserves shares equal to the New Equity Incentive Pool used for purpose of calculating the Exchange Ratio (the “New Company Plan”).

5.23          Shareholder Control Agreement.  Promptly following the Effective Time, the Company shall notify each Company Shareholder that did not expressly consent, effective as of the Effective Time, to the termination of that certain Shareholder Control and Buy-Sell Agreement, dated February 25, 2019, by and among the Company and Company Shareholders, that such agreement is terminated and of no further force and effect.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any applicable Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2          Shareholder Approval. MTS shall have obtained the Required MTS Shareholder Vote.

6.3          Closing Financing. The Alpha 2020 SPA shall be in full force and effect and concurrently with the Closing cash proceeds of not less than the Closing Investment Amount shall have been received by the Company in connection with the consummation of the transactions contemplated by the Alpha 2020 SPA.

6.4          Dissenters’ Rights. Holders of no more than 2% percent of the outstanding shares of Company Common Stock and Company Preferred Stock, respectively, shall have validly exercised, or remained entitled to exercise, their Appraisal Rights under Sections 471 and 473 of the MBCA.

6.5          Tax Ruling. The Company shall have received the Tax Ruling.

6.6          Articles of Merger. The Articles of Merger have been filed with the Secretary of State of the State of Minnesota and Delaware.

6.7          No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

6.8          Market Condition. There shall not have occurred and be ongoing any general suspension of trading on the New York Stock Exchange, the Nasdaq Stock Market, or any general bank moratorium or closing that would make completion of the Contemplated Transactions impossible.

6.9          Listing.  (a) The existing MTS Ordinary Shares have been continually listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, (b) the MTS Ordinary Shares to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on The NASDAQ Capital Market as of the Effective Time, and (c) to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance).

6.10          No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from MTS, Merger Sub or the Company any damages or other relief that may be material to the Company or MTS; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company; (d) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the other agreements attached as exhibits hereto or contemplated hereby (“Ancillary Documents”); (e) that would materially and adversely affect the right or ability of MTS or the Company to own the assets or operate the business of MTS or the Company; or (f) seeking to compel the Company, MTS or any MTS Subsidiary to dispose of or hold separate any material assets as a result of the Merger.

7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF MTS AND MERGER SUB

The obligations of MTS and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by MTS, at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations. The representations of the Company contained in this Agreement were accurate as of the date of this Agreement and are accurate as of the Closing Date, in all respects (in the case of any representation containing any materiality qualification) or in all material respects (in the case of any representation without any materiality qualification), except for representations and warranties made as of a specific date, which shall be accurate as of such date, and except for changes contemplated by this Agreement.

7.2          Performance of Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3          Documents. MTS shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the chief executive officer or chief financial officer of the Company certifying: (i) that the conditions set forth in Sections 7.1, 7.2, and 7.4 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.14(a) is true and accurate in all respects as of the Closing Date;

(b)          the Investor Waiver;

(c)          The Declaration of Non-Israeli Residence as required under Section 1.8(e); and

(d)          the Allocation Certificate.

7.4           No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.5         FIRPTA Certificate. MTS shall have received from the Company a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to MTS along with written authorization for MTS to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing.

8.          ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1          Accuracy of Representations. The representations of MTS and Merger Sub contained in this Agreement were accurate as of the date of this Agreement and are accurate as of the Effective Time, in all respects (in the case of any representation containing any materiality qualification) or in all material respects (in the case of any representation without any materiality qualification), except for representations and warranties made as of a specific date, which shall be accurate as of such date and except for changes contemplated by this Agreement.

8.2          Performance of Covenants. MTS and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3          Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the chief financial officer of MTS certifying that the conditions set forth in Sections 8.1, 8.2, and 8.6 have been duly satisfied;

(b)          the MTS Outstanding Shares Certificate; and

(c)          a written resignation, in a form reasonably satisfactory to the Company, dated effective as of the Closing, executed by each of the directors and officers of MTS who are not to continue as directors and/or officers of MTS after the Closing pursuant to Section 1.4(c) hereof.

8.4          Form 20-F. MTS shall have filed with the SEC its annual report on Form 20-F for the year ended December 31, 2020.

8.5          Registration Statement. The SEC shall have declared effective the Registration Statement.

8.6          No MTS Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any MTS Material Adverse Effect.

8.7          MTS Lock-Up Agreements. The Company shall have received the MTS Lock-Up Agreements duly executed by each of the MTS Lock-Up Signatories, each of which shall be in full force and effect.

8.8          MTS Cash at Closing. (a) MTS and the Company shall have agreed in writing upon the Closing Estimates, or the Accounting Firm shall have delivered its determination with respect to the Closing Estimates, in each case pursuant to Section 1.6, and (b) MTS Cash at Closing at the Anticipated Closing Date shall be at least $900,000 (the “Minimum MTS Cash”), provided, however, Minimum MTS Cash will be increased by an amount equal to the aggregate amount of MTS Transaction Expenses not paid by MTS prior to Closing, if any, but only to the extent such MTS Transaction Expenses were not taken into in the calculation of the MTS Cash at Closing.

9.	TERMINATION

9.1          Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the MTS Shareholder Matters by MTS’s shareholders, unless otherwise specified below):

(a)          by mutual written consent of MTS and the Company;

(b)          by either the Company or MTS if the Closing Date is not on or before June 30, 2021, or such later date as the Company and MTS may mutually agree (except that a party seeking to terminate this Agreement pursuant to this clause may not do so if the failure to consummate the Merger by such date shall be due to the action or failure to act of the Party seeking to terminate this Agreement in breach of such Party’s obligations under this Agreement);

(c)          by either MTS or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)          by either MTS or the Company if: (i) the MTS Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and MTS’s shareholders shall have taken a final vote on the MTS Shareholder Matters and (ii) the MTS Shareholder Matters shall not have been approved at the MTS Shareholders’ Meeting (or at any adjournment or postponement thereof) by the Required MTS Shareholder Vote;

(e)          by the Company (at any time prior to obtaining the Required MTS Shareholder Vote) if any of the following events have occurred: (i) MTS shall have failed to include in the Proxy Statement the MTS Board Recommendation or shall have made a MTS Board Adverse Recommendation Change; (ii) the MTS Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal (or shall have not publicly recommended against any Acquisition Proposal that is a tender offer or exchange offer within five Business Days after the commencement thereof); (iii) MTS shall have entered into any letter of intent or Contract or similar document contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) MTS or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.4;

(f)          by MTS (at any time prior to the Required MTS Shareholder Vote) if any of the following events have occurred: (i) the Company shareholders vote to terminate this Agreement or take any other action that is reasonably likely to prevent the consummation of the Contemplated Transactions (other than as a result of any action or inaction by MTS or its Subsidiaries that constitutes a material breach of this Agreement that permits the Company to terminate this Agreement under Section 9.1(i) after the opportunity to cure such breach as set forth in Section 9.1(i), if applicable, has elapsed without cure of such breach); (ii) the Company Board of Directors has approved, endorsed or recommended any Acquisition Proposal; (iii) the Company shall have entered into any letter of intent or Contract or similar document contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (iv) the Company or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.4;

(g)          by MTS, by written notice to the Company, prior to obtaining the Required MTS Shareholder Vote, if the MTS Board authorizes MTS to enter into a definitive agreement to effect a transaction constituting a Superior Offer, in compliance with Section 4.4;

(h)          by the Company, by written notice to MTS, prior to obtaining the Required MTS Shareholder Vote, if the Company Board authorizes the Company to enter into a definitive agreement to effect a transaction constituting a Superior Offer, in compliance with Section 4.4;

(i)          by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by MTS or Merger Sub or if any representation or warranty of MTS or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 could not be satisfied; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in MTS’s or Merger Sub’s representations and warranties or breach by MTS or Merger Sub is curable by MTS or Merger Sub within 30 calendar days, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from the Company to MTS or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by MTS or Merger Sub is cured prior to such termination becoming effective); provided further, however, that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required MTS Shareholder Vote (in which case, termination must be made pursuant to Section 9.1(d)); or

(j)          by MTS, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 could not be satisfied; provided that neither MTS nor the Merger Sub is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company within 30 calendar days, then this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from MTS to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

               9.2         Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable, specifying the provisions hereof pursuant to which such termination is made and the basis therefor in reasonable detail. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3          Expenses; Termination Fees.

(a)          Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated (including any attorney’s, accountant’s, financial advisor’s or finder’s fees); provided that regardless of which Party incurs such expenses, (i) MTS shall pay all fees and expenses incurred in relation to the drafting, printing and filing with the SEC of the Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the Company shall pay all expenses with respect to the Closing Financing. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company and that it is understood and agreed that all fees and expenses incurred or to be incurred by MTS or the Merger Sub in connection with the Contemplated Transactions (except for the Closing Financing) and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by MTS prior to the Closing.

(b)

(i)          If this Agreement is terminated by the Company pursuant to Section 9.1(e)or by MTS pursuant to Section 9.1(g), then MTS shall pay to Company, within 10 Business Days after the termination of this Agreement, a nonrefundable fee in an amount equal to $1,300,000 (the “Company Termination Fee”).

(ii)          If (A) this Agreement is terminated by MTS pursuant to Section 9.1(f) or by the Company pursuant to Section 9.1(h), then the Company shall pay to MTS, within 10 Business Days after termination of this Agreement, a nonrefundable fee in an amount equal to $1,300,000 (the “MTS Termination Fee”).

(c)          The Parties agree that the payment of the Company Termination Fee or MTS Termination Fee, as the case may be, shall be the sole and exclusive remedy of MTS or the Company, as the case may be, following a termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall MTS or the Company be required to pay fees or damages payable pursuant to Section 9.3(b) on more than one occasion. Each of the Parties acknowledges that (a) the agreements contained in Sections 9.3(b)-(c)  are an integral part of the Contemplated Transactions, (b) without these agreements, the Parties would not enter into this Agreement and (c) any amount payable pursuant to Section 9.3(b) is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

10.	MISCELLANEOUS PROVISIONS

10.1          Non-Survival of Representations and Warranties. The representations and warranties of the Company, MTS and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2          Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and MTS at any time (whether before or after obtaining the Required MTS Shareholder Vote); provided, however, that after any such approval of this Agreement by MTS’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and MTS.

10.3          Waiver.

(a)          No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)          No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4          Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the MTS Disclosure Schedule and the other Exhibits and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5          Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws, except for corporate governance matters applicable to MTS which shall be subject to the Laws of the State of Israel and for corporate law matters relating to the merger between the Company and Merger Sub, which shall be subject to the Laws of the State of Minnesota and the State of Delaware, as applicable. Except with respect to matters to be decided by the Accounting Firm as provided in Section 1.6, in any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the competent courts located in New York County, New York, USA.

10.6          Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out‑of‑pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7          Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Minnesota time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to MTS or Merger Sub:

Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
P.O. Box 2112
Ra’anana 43665, Israel
Attention: Roy Hess
Email: roy.hess@mtsint.com

with a copy to (which shall not constitute notice):

Ephraim Abramson & Co.
52 Menahem Begin Rd.,
Sonol Tower
Tel Aviv, Israel
Attention: Odeya Brick-Zarsky, Adv.
Email: odeyabz@abramson-law.com

and

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005, USA
Attention: Steven J. Glusband, Esq.
Email: glusband@clm.com

if to the Company:

Sharplink, Inc.
333 Washington Ave. N., Suite 104
Minneapolis, MN 55401
Attention: Rob Phythian, CEO
Email: rob@sportshubtech.com

with a copy to (which shall not constitute notice):

Fredrikson & Byron, P.A.
200 South Sixth Street
Suite 4000
Minneapolis, MN 55402
Attn: Christopher Melsha and Joseph Schauer
Email: cmelsha@fredlaw.com; jschauer@fredlaw.com

and

Yigal Arnon & Co.
5 Azrieli Center,
Tel Aviv, Israel  6702501
Attention: David Osborne and Ezra Gross
Email:  davido@arnon.co.il; ezrag@arnon.co.il

10.9          Cooperation. Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall negotiate in good faith to modify this Agreement and to preserve each Party’s anticipated benefits under this Agreement.

10.11          Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12          No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6(b)) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13          Construction.

(a)          References to “dollars” or “$” are to U.S. dollars.

(b)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)          The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive.

(e)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f)          Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

(g)          The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h)          The Parties agree that each of the Company Disclosure Schedule and the MTS Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the MTS Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(i)          Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Minnesota time) on the date that is two calendar days prior to the date of this Agreement: (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the MTS SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(j)          Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a non-Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Roy Hess
Name:	Roy Hess
Title:	Chief Executive Officer

NEW SL ACQUISITION CORP.

By:	/s/ Roy Hess
Name:	Roy Hess
Title:	President

SHARPLINK, INC.

By:	/s/ Robert Phythian
Name:	Robert Phythian
Title:	Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

 “Acquisition Inquiry” means, with respect to MTS or the Company, an inquiry, indication of interest or request for information to a Party (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or MTS, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” means, with respect to MTS or the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of MTS or any of its Affiliates, on the other hand, to the other Party) made by a third party contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i)          any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (a) in which a Party is a constituent entity; (b) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (c) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(ii)          any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

(iii)          in the case of the Company, any of the following: (A) its initial public offering, (B) the Company (or any successor/surviving entity in a reverse merger or other business combination transaction) becoming subject to the reporting requirements under the Exchange Act, whether directly or through a parent or holding entity, and (C) the date the Company Common Stock is listed or quoted on any trading market.

Provided however that a sale or other disposition of part or all of the MTS Legacy Business shall, for the avoidance of doubt, not be considered an Acquisition Transaction.

 “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alpha SPA” means the Securities Purchase Agreement between MTS and Alpha Capital Anstalt, dated September 6, 2018.

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“Applicable Gaming Laws” means all applicable laws, statutes, regulations, by-laws, subordinate legislation, regulatory policy (including any requirement, standard, guidance, announcement or notice of any Gaming Regulatory Authority) or industry codes of practice or conduct which are relevant to the Company and/or the Company’s business and which, in each case, have a binding legal effect.

“Business Day” means any day other than a Friday, Saturday, Sunday or other day on which banks in Tel Aviv, Israel or Minneapolis, Minnesota, USA are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means all (a) cash (not including restricted cash) and cash equivalents (not including restricted cash) and (b) marketable securities, in each case determined in accordance with GAAP, consistently applied.

“Closing Investment Amount” means an amount equal to $5,000,000, provided, that the Company shall have sole discretion on whether to raise an amount greater than such amount; provided further, that such delta amount shall be disregarded for the purpose of the calculation of the Exchange Ratio.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Israeli Companies Law, 5759-1999, and all rules and regulations thereunder, all as amended from time to time.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock, the Company Preferred A Stock, Company Preferred A-1 Stock and the Company Preferred B Stock; provided, for clarity, Company Capital Stock will only include Company Preferred A-1 Stock and Company Preferred B Stock upon effectiveness of the Articles of Amendment and issuance of shares of such capital stock thereafter.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a Party; (b) by which the Company or any Company IP or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company, including, without limitation, all rights in and to the Software licensed by the Company to third parties and all Software developed in connection with, or required to be used by, the Company’s business as now conducted.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) changes or conditions generally affecting the industries or markets in which the Company operates, and changes in the industries in which the Company operates regardless of geographic region (including legal and regulatory changes), other than such changes that materially adversely affect the Company’s business as now conducted and as proposed to be conducted by imposing licensing or permitting requirements or prohibiting or making illegal certain actions currently conducted or proposed to be conducted by the Company, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) changes resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) changes resulting from the taking of any action required to be taken by this Agreement, or (g) pandemics (including the coronavirus (COVID-19) pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event,; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company, relative to other companies in the industries in which the Company operates.

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“Company Options” means options or other rights granted by the Company to purchase shares of Company Capital Stock (not including, for the avoidance of doubt, the Company Warrants).

“Company Shareholder” means a holder of Company Capital Stock.

“Company Warrant” means warrants granted by the Company to acquire any Company Capital Stock (not including, for the avoidance of doubt, the Company Options).

“Confidentiality Agreement” means the non-disclosure agreement, dated as of November 24, 2020, between the Company and MTS.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Data Protection Authorities” means any Governmental Authority responsible for the enforcement of Data Protection Legislation.

“Data Protection Legislation” means all laws and regulations of any jurisdiction applicable to the Company, MTS or its Subsidiaries, as relevant, concerning or relating to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Sensitive Data.

“Effect” means any effect, change, event, circumstance, or development.

“Employment Law” means terms and conditions of employment, discrimination Laws, labor relations, equal opportunity, wage and hour Laws and occupational safety and health Laws, immigration, employment permit legislation, employee privacy laws, withholding and payment of employment-related Taxes, employment practice, classification of employees and independent contractors, and including compliance in all material respects with the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, the Employment by Human Resource Contractors Law, 1996, and Law for Increased Enforcement of Labor Laws, 2011.

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“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974 and (unless the context otherwise requires) the rules and regulations promulgated thereunder, as amended from time to time, or any successor statute thereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” and “Preferred A Exchange Ratio” shall have the following meanings:

“Exchange Ratio”  means the quotient determined by dividing (i) ((A/B) - A) by (ii) C, where “A” equals the number of issued and outstanding shares of MTS Ordinary Shares immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis, “B” equals the MTS Percentage (expressed as a fraction) and “C” equals the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis.  For purpose of calculating the Exchange Ratio, the following definitions shall apply:

•	“Investor Commitment Fee” means such number of MTS New Preferred A-1 Shares representing, post-Closing, three percent (3%) of the Post-Closing Fully-Diluted Capital Stock.

•	“MTS Percentage” means fourteen percent (14%).

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•	“New Equity Incentive Pool” means such number of MTS Ordinary Shares representing, post-Closing, ten percent (10%) of the Post-Closing Fully-Diluted Capital Stock.

•
“Pre-Close Fully-Diluted Basis” means all of the issued and outstanding share capital of the relevant Entity as of immediately prior to the Effective Time (unless otherwise explicitly noted), on an as-converted and fully-diluted basis, and assuming the full exercise of all outstanding options and warrants and the full conversion of all other convertible securities; provided, for the avoidance of doubt, (i) with respect to MTS, such calculation will assume the issuance of MTS Ordinary Shares in respect of all MTS Preferred Shares, MTS Options, MTS Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding for the avoidance of doubt, the New Equity Incentive Pool and any MTS Ordinary Shares reserved for issuance pursuant to future award grants under the MTS Share Plans; and (ii) with respect to the Company, such calculation will take into account (a) the number of shares of Company Common Stock issuable upon exercise of Company Options and Company Warrants, which shall be assumed by MTS in accordance with Section 1.5(b) and 1.5(c), respectively, and (b) all Company Common Stock issuable upon conversion of all issued and outstanding Company Preferred A Stock assuming such conversion were to occur at the Effective Time in accordance with the term of the Company’s Articles of Incorporation and bylaws, and (c) the New Equity Incentive Pool, and (d) all Company Preferred A-1 Stock issued to the Investor to satisfy the Investor Commitment Fee, and (e) all Company Preferred B Stock issued to the Investor pursuant to the closing of the Closing Financing under the Alpha 2020 SPA, and (f) the Company Capital Stock issued or issuable upon conversion of the Advisor Warrant.

•
“Post-Closing Fully-Diluted Capital Stock” means the number of MTS Ordinary Shares resulting from dividing (i) the number of issued and outstanding shares of MTS Ordinary Shares immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis, by (ii) the MTS Percentage (expressed as a fraction).

“Preferred A Exchange Ratio” means the number resulting from multiplying (i) the Exchange Ratio, times (ii) the quotient determined by dividing: (A) the number of shares of Company Preferred A Stock outstanding immediately prior to the Effective Time, multipled by $1,000, by (B) the “Conversion Price” (as such term is defined in Section 2(b) of the Company’s Articles of Incorporation) in effect immediately prior to the Effective Time (which is $2.1693 as of the date of this Agreement).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Gaming Regulatory Authority” means the competent Governmental Authority in any jurisdiction regulating gambling, betting and gaming activities (if any).

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“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government authority; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); (d) the military of any country; or (e) self-regulatory organization (including Nasdaq); and shall include for the avoidance of doubt all Gaming Regulatory Authorities.

“Governmental Grant” means any grant, incentive, subsidy, award, participation, cost sharing arrangement, reimbursement arrangement, including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of any Governmental Body.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“IIA Notice” means a written notice of MTS to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.

“IIA Undertaking” means a completed and executed undertaking of each Company Shareholder expected to hold more than 5% of the MTS Ordinary Shares following the Merger to the IIA in the form attached hereto as Schedule 5.8.

 “Initial Investment Amount” means $2,000,000.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, non-provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

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“IRS” means the United States Internal Revenue Service.

“IT Systems” means all computer hardware (including hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with such), data processing systems, Software, and all other information technology equipment and all associated documentation.

“ITA” means the Israel Tax Authority.

“ITO” means the Israel Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment or officer/director responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any applicable federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the U.S. Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

“MBCA” means the Minnesota Business Corporation Act, and all rules and regulations thereunder, all as amended from time to time.

 “Merger Sub Board” means the board of directors of Merger Sub.

 “MTS Associate” means any current or former employee, independent contractor, officer or director of MTS or any of its Subsidiaries.

 “MTS Board” means the board of directors of MTS.

“MTS Cash at Closing” means: (i) cash and cash equivalents held by MTS, on a consolidated basis, plus (ii) accounts receivable of MTS immediately prior to the Closing Date that are reasonably expected to be collected by MTS, on a consolidated basis, in the Ordinary Course of Business without any counterclaim, or a claim for a chargeback, deduction, credit, set-off or other offset, with such amount to be estimated in good faith as part of the Closing Estimate based upon the internal A/R aging report dated as of such estimation, plus (iii) any amount of the D&O Tail Policy premiums paid by MTS prior to Closing, if any, plus (iv) any documented fees and expenses paid by MTS prior to Closing in connection with the Nasdaq Listing Application, the Nasdaq listing process, the preparation and filing of the Registration Statement and the fees and expenses of a proxy solicitor mutually agreed on by MTS and the Company that were not reimbursed by the Company prior to Closing; provided, for clarity, the Company will not be obligated to reimburse or pay any fees or expenses with respect to the preparation and filing of the Registration Statement or with respect to the proxy solicitor services.

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“MTS Contract” means any Contract: (a) to which MTS or any of its Subsidiaries is a party; (b) by which MTS or any of its Subsidiaries or any MTS IP or any other asset of MTS is or may become bound or under which MTS has, or may become subject to, any obligation; or (c) under which MTS has or may acquire any right or interest.

“MTS ERISA Affiliate” means all employers (whether or not incorporated) that are, or at any time were, treated together with MTS or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“MTS Interim Balance Sheet” means the reviewed but unaudited balance sheet of MTS as of June 30, 2020 (the “MTS Interim Balance Sheet Date”).

“MTS Legacy Business” means MTS’s telecommunications services business.

“MTS Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a MTS Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of MTS or its Subsidiaries, taken as a whole, regardless of whether or not such change constitutes a breach of the representations and warranties made by the MTS or Merger Sub in this Agreement; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a MTS Material Adverse Effect: (a) changes or conditions generally affecting the industries or markets in which MTS and its Subsidiaries operate, and changes in the industries in which MTS operates regardless of geographic region (including legal and regulatory changes), (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) changes resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) changes resulting from the taking of any action required to be taken by this Agreement, or (g) pandemics (including the coronavirus (COVID-19) pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event,; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting MTS and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which MTS and its Subsidiaries operate.

 “MTS Options” means options or other rights granted by MTS to purchase MTS Ordinary Shares (not including, for the avoidance of doubt, the MTS Warrants).

“MTS Preferred Shares” means the preferred shares issued by MTS and outstanding prior to the date of this Agreement.

“MTS Share Capital” means the MTS Ordinary Shares and MTS Preferred Shares.

“MTS Share Plans” means MTS’s (a) 2003 Israeli Share Option Plan and (b) 2006 Stock Option Plan.

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“MTS Shareholders” means the holders of MTS Share Capital prior to the Closing.

“MTS Transaction Expenses” means the sum of (a) the cash cost of any change of control payments or severance, termination or similar payments pursuant to a Contract that are or become due to any current or former employee, director or independent contractor of MTS or any MTS Subsidiary, or any other third party (including any attorney’s, accountant’s, financial advisor’s or finder’s fees), in each case in connection with the Closing of the Merger, plus (b) all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions (including but not limited to any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by MTS or any MTS Subsidiary) in connection with the Contemplated Transactions, other than, (1) documented expenses or liabilities incurred by MTS relating to Nasdaq fees associated with the Nasdaq Listing Application, which will be borne by the Company, (2) any payments charged by consultants reasonably agreed upon by the Company assisting with the listing process, (3) to the extent not reimbursed by the Company, documented fees and expenses incurred in connection with preparing and filing the Registration Statement, and (4) fees and expenses of a proxy solicitor mutually agreed on by MTS and the Company.

 “MTS Warrants” means the warrants to purchase MTS Ordinary Shares listed in Section 3.5(a) of the MTS Disclosure Schedule, if any.

 “Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which MTS Ordinary Shares are then listed.

“Open Source License” means any license that requires, as a condition of modification, licensing, conveyance or distribution of Software subject to such license, that such Software or other Software combined, linked or distributed with or derived from such Software (or any modifications or derivative works thereof) be disclosed, licensed, conveyed, distributed or made available in source code form or on a royalty-free basis (including for the purpose of making additional copies or derivative works).

 “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder, as amended.

“Ordinary Course of Business” means, in the case of each of the Company and MTS, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the articles of association or certificate of incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and MTS.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the balance sheet of the Company Unaudited Interim Financials or the MTS Interim Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or MTS, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or MTS, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

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“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statements to be sent to MTS’s shareholders in connection with the MTS Shareholders’ Meeting.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives of such Party and its Subsidiaries.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all computer programs, including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to computer programs.

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the MTS Board or Company Board, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that the MTS Board or Company Board, as applicable, deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the MTS Shareholders or Company Stockholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated within the six-month period following the date of this Agreement; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by third parties or (B) if the consummation of such transaction is contingent on any such financing being obtained which is not reasonably capable of being obtained by third parties.

“Tax” or “Taxes” means: (a) any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

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“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Tax Ruling” means an official Tax ruling, issued by the ITA, in a form that is reasonably acceptable to the Company which explicitly indicates that the issuance  of shares by MTS as Merger Consideration will be exempt from withholding obligations.

“Trade Control Laws” means all export control, encryption control, economic sanctions, import, customs and anti-boycott laws, regulations, and executive orders, as well as any licenses or authorizations issued thereunder, of the United States and any other government, specifically including but not limited to (1) the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce; (2) the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State; (3) the International Emergency Economic Powers Act (“IEEPA”), the Trading with the Enemy Act (“TWEA”), and sanctions, embargoes and restrictions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”); (4) the Foreign Trade Regulations administered by the U.S. Department of Commerce’s Bureau of Census; (5) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of Treasury; (6) the customs and import laws administered by the U.S. Department of Homeland Security’s Customs and Border Protection (“CBP”); and (7) the Israel Defense Export Control Law – 2007 and regulations issued thereunder, (8) the Israeli Import-Export Order (Control of the Export of Dual-Use Products, Services and Technology); and (9) the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“VAT” means Value Added Tax.

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Exhibit B

Form of MTS Shareholder Support Letter

Haim Mer

April 15, 2021

SharpLink, Inc.
333 Washington Avenue North
Suite 104
Minneapolis, MN  55401
Attn: Rob Phythian, President & CEO

Dear Mr. Phythian:

Reference is made to that certain Agreement and Plan of Merger, dated on or about the date hereof (the “Merger Agreement”), by and among MER Telemanagement Solutions Ltd. (“MTS”), SharpLink, Inc. (“SharpLink”) and New SL Acquisition Corp.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Merger Agreement.

This shall confirm our understanding, as follows:

1.          As you know, MTS has called an Extraordinary General Meeting of Shareholders of MTS to be held on May 5, 2021 (the “Special Meeting”), and has delivered to its shareholders a proxy statement, proxy card and other materials in connection with the Special Meeting (collectively, the “Proxy Materials”).  I hereby represent, warrant and confirm to you that I have duly signed (including by authorized electronic or telephonic means) and returned to MTS (or its transfer agent or other designee) one or more proxies relating to all MTS Share Capital beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by me (collectively, the “Proxy”), and have instructed that all of such MTS Share Capital be voted at the Special Meeting (a) against Proposals 1 and 2, and (b) for Proposal 3, as each such proposal is described in the  Proxy Materials.  I agree that I will not revoke the Proxy nor will I change such voting instructions.

2.          In connection with any meeting of MTS shareholders at which any of the Merger Agreement, the Merger, the MTS Shareholder Matters and the other Contemplated Transactions will be considered, I hereby inform you that I intend to vote all MTS Share Capital beneficially owned by me, in favor of (a) the Merger and the Contemplated Transactions, (b) the MTS Shareholder Matters, and (c) any other matters required to be approved by the shareholders of MTS as a condition to completion of the Merger under the terms of the Merger Agreement.

Without limiting any of the foregoing agreements, representations, warranties and statements, I confirm to you that, in addition to shares registered to me in my name and shares held by me in “street name,” I beneficially own the MTS Share Capital held by Mer Ofekim Ltd. I further acknowledge that SharpLink is relying on my agreements, representations, warranties and other statements set forth in this letter, and that such agreements, representations, warranties and statements are being made as a material inducement to SharpLink to enter into the Merger Agreement.

Very truly yours, Haim Mer

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Exhibit C

Form of MTS Lock-Up Agreement

LOCK-UP AGREEMENT

April 15, 2021

TO:          Mer Telemanagement Solutions Ltd., and
SharpLink, Inc.

Re:	Agreement and Plan of Merger, dated as of April 15, 2021 (the “Merger Agreement”), among SharpLink, Inc. (the “Company”), Mer Telemanagement Solutions Ltd. (“MTS”), and New SL Acquisition Corp.

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Merger Agreement.  Pursuant to Section 8.7 of the Merger Agreement and in satisfaction of a condition of MTS’s obligations thereunder, the undersigned irrevocably agrees with the Company and MTS that, from the date hereof until the earliest of (A) 90 days after the Closing Date, (B) the 90 days after the undersigned ceases to be a member of MTS’s board of directors or an officer of MTS, as the case may be, and (C) the termination of Merger Agreement (such period, the “Restriction Period”) the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned or any person in privity with the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, (i) prior to the Closing Date, any MTS ordinary shares, NIS 0.03 par value per share (“Ordinary Shares”), or any MTS preferred shares (“Preferred Shares,” and together with Ordinary Shares, “MTS Share Capital”) or securities convertible, exchangeable or exercisable into, any MTS Share Capital beneficially owned, held or hereafter acquired by the undersigned, and (ii) on and after the Closing Date, any MTS Share Capital owned by the undersigned, including any securities convertible, exchangeable or exercisable into, MTS Share Capital (collectively, the “Securities”).  Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.  In order to enforce this covenant, MTS shall be authorized to impose irrevocable stop-transfer instructions preventing the applicable transfer agent of the Securities from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities to the extent such transfer is:

i)	as a bona fide gift or gifts;

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ii)
to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

iii)	to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv)
if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned;

v)	if the undersigned is a trust, to the beneficiary(ies) of such trust;

vi)	made by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

vii)	of securities purchased in open market transactions after the date hereof.

provided, however, that with respect to transfers describes in clauses i) through vi), above, such transfers may only be effected if the following additional conditions are satisfied: (1) the Company and MTS each receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer, (2) any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported with the Securities and Exchange Commission in accordance with the Exchange Act and no report of such transfer shall be made voluntarily (other than filings made in respect of involuntary transfers or dispositions and filings on Schedule 13D or 13G), and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer (other than filings made in respect of involuntary transfers or dispositions and filings on Schedule 13D or 13G).

In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict the delivery of Securities to the undersigned upon (i) exercise any options granted under any employee benefit plan of MTS, provided that any Securities acquired in connection with any such exercise will be subject to the restrictions set forth in this Letter Agreement, or (ii) the exercise of warrants, provided that such Securities delivered to the undersigned in connection with such warrant exercise are subject to the restrictions set forth in this Letter Agreement.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act; provided that (i) such plan may only be established if no public announcement or filing with the Securities and Exchange Commission, or other applicable regulatory authority, is made in connection with the establishment of such plan during the Restriction Period and (ii) no sale of Securities are made pursuant to such plan during the Restriction Period.

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The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company to complete the transactions contemplated by the Merger Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder.  The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement and that the undersigned has received adequate consideration therefor.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of the Company and the undersigned.  This Letter Agreement shall be construed and enforced in accordance with the laws of the State of Israel without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the competent courts sitting in Tel Aviv-Jaffa, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to undersigned’s address set forth below and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and the Company and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company.

*** SIGNATURE PAGE FOLLOWS***

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This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

_________________________
Signature

__________________________
Print Name

__________________________
Position in MTS, if any

Address for Notice:

_______________________________
_______________________________
_______________________________
Number of MTS Ordinary Shares

________________________________________________________________________________
Number of MTS Ordinary Shares underlying warrants, options, debentures or other convertible securities

Acknowledged and accepted:

SharpLink, Inc.

By: _________________________________
Name: Rob Phythian
Title: Chief Executive Officer

By signing below, MTS agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

Mer Telemanagement Solutions Ltd.

By: _________________________________
Name: Roy Hess
Title: Chief Executive Officer

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Exhibit D

Amended and Restated Articles of MTS – See Annex B to the Proxy Statement

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ANNEX B

Amended and Restated Articles of MTS

THE COMPANIES LAW
A COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

[                   ]

I.          PRELIMINARY

1.          Interpretation

1.1.          In these Articles the following terms shall bear the meaning ascribed to them below:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Articles” shall mean these Second Amended and Restated Articles of Association of the Company.

“Board” shall mean the Company’s Board of Directors.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Company” shall mean the above named company.

“Conversion Price” mean $1.14 with respect to each Series A Preferred Share, $0.8123 with respect to each Series A-1 Preferred Share, and $0.8123 with respect to each Series B Preferred Share, in each case subject to adjustment pursuant to the terms of Article 20.

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of Preferred Shares in accordance with the terms hereof.

“Effective Date” means [               ], 2021, the date these Articles become effective under the Companies Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means (a) the issuance of Ordinary Shares or options to employees, officers, directors, advisors or consultants of the Company pursuant to any stock or option plan duly adopted by a majority of the members of the Board or a majority of the members of a committee of directors established for such purpose, (b) securities issued in connection with the transactions effected on the Effective Date, (c) securities issued upon the exercise or exchange of or conversion of any securities issued on or prior to the Effective Date, provided that terms of such securities have not been amended since the Effective Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of any such securities or to extend the term of such securities, and (d) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company (as operated on the date of such transaction) and shall provide to the Company, based on the determination of the Board, additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. For the avoidance of doubt, additional Ordinary Shares that may be issuable upon conversion of the Preferred Shares as the result of the adjustments pursuant to Article 20 shall be Exempt Issuances.

“Exhibit A” shall mean the designations of the terms of the Series B Preferred Shares attached to these Articles as Exhibit A and which forms an integral part hereof.

“Fundamental Transaction” shall refer to each of the following: (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

“Holder” means any holder of Preferred Shares.

The “Law” or the “Companies Law” shall mean the Companies Law, 5759–1999, as amended and as may be amended.

“Memorandum” shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive Office Holders of the Company.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiary which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Per Preferred Share Purchase Price” shall mean $1.14 with respect to each Series A Preferred Share and $0.8123 with respect to each Series A-1 Preferred Share and each Series B Preferred Share.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means Ordinary Shares, Preferred Shares, or a security representing the right to acquire Ordinary Shares or Preferred Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Law” shall mean the Israeli Securities Law 5728-1968, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Subsidiary” means any subsidiary of the Company, including any direct or indirect subsidiary of the Company formed or acquired after the Effective Date.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means American Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Law.

1.2.          Sections 2, 3, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

1.3.          Save as stated in this paragraph, unless contradictory to or inconsistent with the context or the content, words and expressions defined in the Companies Law, shall bear the same meaning when used in these Articles.

1.4.          The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

2.           Name

The Name of the Company shall be [           ], and in Hebrew: [                ]

3.           Purpose and Objective

3.1.          The objective of the Company shall be to undertake any lawful activity, including any objective set forth in the Memorandum (for as long as it is in effect).

3.2.          The purpose of the Company is to operate in accordance with commercial considerations with the intention of generating profits. Such considerations may take into account, amongst others, public interest and the interests of the Company’s creditors and employees. In addition, the Company may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within the business considerations of the Company. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

II.          SHARE CAPITAL

4.           Share Capital. The Company’s authorized share capital is as follows:

4.1.          185,800,000 ordinary shares, NIS 0.03 par value (the “Ordinary Shares”); and

4.2.         11,600,000 preferred shares, NIS 0.03 par value (the “Preferred Shares”), of which 1,600,000 Preferred Shares are designated as Series A Preferred Shares, 5,200,000 Preferred Shares are designated as Series A-1 Preferred Shares, and 7,400,000 Preferred Shares are designated as Series B Preferred Shares.

5.           Limited Liability

The liability of the shareholders of the Company for the indebtedness of the Company shall be limited to payment of the unpaid amount which they are required to pay the Company for each share held by them.

6.           Alteration of Share Capital. Unless otherwise expressly specified under these Articles, the Company may, from time to time, by a resolution approved at a General Meeting by such majority as is required to amend these Articles (as set forth in Article 26 below), or, if higher, such majority as shall be required to amend the Memorandum (for as long as it is still in force) (collectively, a “Determining Majority”):

6.1.          Increase its share capital in an amount it considers expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences of deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

6.2.          Consolidate all or any of its issued or unissued share capital and divide same;

6.3.          Subdivide all or any of its issued or unissued share capital; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

6.4.          Cancel any shares which, as at the date of the adoption of the resolution, have not been issued or agreed to be issued.

III.          SHARES

7.           Rights Attached to Shares

7.1.          The Ordinary Shares shall have equal rights for every purpose and will confer upon the holder thereof:

7.1.1.          equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the Company. Each one of the Ordinary Shares will confer upon its holder a single vote at every general meeting of the Company at which the holder participates and votes, in person, by agent, or by proxy.

7.1.2.          equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

7.1.3.          equal rights to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari-passu with the Series A and Series A-1 Preferred Shares (on an as-converted basis).

7.2.          The Series A and Series A-1 Preferred Shares shall have equal rights for every purpose and will confer upon the holder thereon:

7.2.1.          equal rights to receive dividends, if and when distributed to holders of Ordinary Shares, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

7.2.2.          equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari-passu with the Ordinary Shares.

7.2.3.          a right of conversion into Ordinary Shares as provided in Section 7.4.

7.2.4.          equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation). The rights attached to any class (other than modifications to the Beneficial Ownership Limitation, which may not be modified) may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

7.3.          The Series B Preferred Shares shall have the rights and preferences set forth on Exhibit A hereto in addition to the terms of the Preferred Shares generally provided in these Articles.

7.4.          The Preferred Shares will convert into Ordinary Shares as set forth in this Section 7.4:

7.4.1.          Conversions at Option of Holder. Each Preferred Share shall be convertible, at any time and from time to time at the option of the Holder thereof, into such number of Ordinary Shares (subject to the Beneficial Ownership Limitation) determined by dividing the Per Preferred Share Purchase Price by the Conversion Price then in effect (the “Conversion Rate”). Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Preferred Shares to be converted, the number of Preferred Shares and Ordinary Shares beneficially owned prior to the conversion at issue, and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile or email such Notice of Conversion to the Company (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required.

7.4.2.          Delivery of Conversion Shares Upon Conversion. Not later than two Trading Days after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of the Preferred Shares which, to the extent possible, will be delivered electronically to an account established with the Transfer Agent on behalf of the Holder, or through the Depository Trust Company or another established clearing Company performing similar functions. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 7.4.2, and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Shares equal to the number of shares of Preferred Shares submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 7.4.2. For example, if a Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Shares with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Shares as required pursuant to the terms hereof.

7.4.3.          Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares for the sole purpose of issuance upon conversion of the Preferred Shares, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than such aggregate number of Ordinary Shares as shall be issuable (taking into account the adjustments set forth in Section 20) upon the conversion of the then outstanding Preferred Shares. The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue in accordance with the terms herein, be duly authorized, validly issued, fully paid and nonassessable.

7.4.4.          Fractional Shares. No fractional shares shall be issued upon the conversion of the Preferred Shares. The Company shall round any fractional Ordinary Shares that results from the conversion of Preferred Shares either up or down, to the nearest whole Ordinary Share, as applicable (i.e., fractions of up to 0.5 shall be rounded down and fractions equal to or higher than 0.5 shall be rounded up).

7.4.5.          Transfer Taxes and Expenses. The issuance of Conversion Shares upon conversion of Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such Preferred Shares and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing Company performing similar functions) required for same-day electronic delivery of the Conversion Shares.

7.5.          Beneficial Ownership Limitation.

7.5.1.          Beneficial Ownership Limitation. The Company shall not affect any conversion of the Preferred Shares, and a Holder shall not have the right to convert any portion of the Preferred Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Cap (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which such determination is being made, but shall exclude (i) conversion of the remaining, unconverted Preferred Shares beneficially owned by such Holder or any of its Affiliates or Attribution Parties, (ii) the number of Ordinary Shares which are issuable upon exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates or Attribution Parties (the restrictions described in this sentence, the “Beneficial Ownership Limitation”). Except as set forth in the preceding sentence, for purposes of the Beneficial Ownership Limitation, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the Beneficial Ownership Limitation applies, the determination of whether a Preferred Share is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many Preferred Shares are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the Preferred Shares may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation.

7.5.2.          Compliance with Limitation at Conversion. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be made by the Holder and shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 7.5, in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company setting forth the number of Ordinary Shares outstanding.

7.5.3.          Beneficial Ownership Cap. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding. The “Beneficial Ownership Cap” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable Holder. A Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Cap applicable to its Preferred Shares, but not greater than 9.99%. Any such increase or decrease in the Beneficial Ownership Cap will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder.

7.5.4.          Application to Multiple Classes. For the avoidance of doubt, if a Holder owns multiple classes of Preferred Shares and Ordinary Shares, the Beneficial Ownership Limitation and the Beneficial Ownership Cap will apply across all classes of Preferred Shares, such that, for example, a Holder that owns 9.0% of the Ordinary Shares may vote an aggregate of all classes of Preferred Shares equal to 0.99% of the number of Ordinary Shares that would be outstanding immediately after giving effect to the issuance of the applicable number of Ordinary Shares that would be issuable upon conversion of such Preferred Shares.

8.           Issuance of Shares.

Issuance of shares of the Company shall be under the control of the Board, which shall have the authority to issue the Company’s shares or grant options or other rights to acquire shares, to such persons and on such terms and conditions as the Board may deem fit, or to delegate such authority in accordance with the Law.

9.           Share Certificates

9.1.          Each shareholder shall be entitled, by not later than 60 days from the date of issuance or the date of transfer, to receive from the Company one share certificate in respect of all the shares of any class registered in such shareholder’s name on the Register of Shareholders or, if approved by the Company, several share certificates, each for one or more of such shares.

9.2.          Each share certificate issued by the Company shall be numerated, denote the class of the shares represented thereby and the name of the owner, thereof as registered on the Register of Shareholders, and may also specify the amount paid-up thereon. A share certificate shall be signed on behalf the Company by the person or persons authorized by the Board.

9.3.          A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to any one of the persons named on the Register of Shareholders in respect of such joint ownership.

9.4.          A share certificate defaced or defective, may be replaced upon being delivered to the Company and being canceled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board may deem fit and subject to such conditions as the Company shall stipulate.

A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

10.         Owners of Shares

The Company shall be entitled to treat the person registered in the Register of Shareholders as the holder of any share, as the absolute owner thereof (a “Registered Holder”) and shall not, except as ordered by a court of competent jurisdiction, or as required by the Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.         Calls on Shares

11.1.          The Board may, from time to time, make calls upon shareholders to perform payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares in respect of which such call was made.

11.2.          A call may contain a demand for payment in installments.

11.3.          A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Board may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

11.4.          If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of the same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

11.5.          The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

11.6.          Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Hapoalim Ltd, unless otherwise prescribed by the Board.

The provisions of this Article 11.6 shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such shareholder pursuant to the Articles or any pertinent law.

11.7.          The Board may agree to accept prepayment by any shareholder of any amount due with respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

11.8.          Upon the issuance of shares of the Company, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

12.         Forfeiture and Surrender

12.1.          If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount of interest, including, inter-alia, attorney’s fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

12.2.          Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question. Such notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than thirty (30) days), such failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

12.3.          Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

12.4.          The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

12.5.          Any share forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be resold. Such shares that have not yet been resold shall be considered dormant shares.

12.6.          Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obligated to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Board, in its discretion, may enforce payment of such amounts or any part thereof, unless such shares have been resold in which event the provisions of the Law shall apply. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, however, arising whereupon all of such amounts shall forthwith become due and payable.

The Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it deems fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 12.

13.          Lien

13.1.          The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for such shareholder’s obligations. For the purposes of this Article 13 and of Article 14, the term “Obligation” shall mean any and all present and future indebtedness owed to the Company by a shareholder with respect to such shareholder’s shares, however arising, whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, liquidated or non-liquidated.

13.2.          Shall a shareholder fail to fulfill any or all of his Obligations, the Company may enforce the lien, after same shareholder was provided with a period of 14 days to fulfill the Obligations so breached.

13.3.          A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder’s shares, and such obligation shall be secured by the shares which are subject to same lien.

14.          Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien

14.1.          Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made of any consideration thereby paid with respect to the shares.

As of the entry of the purchaser’s name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebutted, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

14.2.          The net proceeds of any such sale, after payment of the selling expenses, shall serve for repayment of the Obligations of the respective shareholder, and the balance if any shall be paid to the shareholder, his inheritors, the executors of his will, the administrators of his estate, and to persons on his behalf.

15.          Redeemable Securities

Subject to the Law, the Company may issue redeemable securities and redeem the same.

16.          Effectiveness of Transfer of Shares

A transfer of title to shares of the Company, whether voluntarily or by operation of law, shall not confer upon the transferee any rights towards the Company as a Registered Holder unless and until such time as the transfer has been registered in the Register of Shareholders.

17.          Procedure on Voluntary Transfer of Shares

A person desiring to be registered as a Registered Holder, shall deliver to the Company an instrument of transfer of shares according to which he is the transferee accompanied by a notice to the effect, in a form to be prescribed by the Board, duly executed by such person and the transferor, and subject to the prior fulfillment of the provisions of Article 18 below, the Board shall instruct the registration of same in the Register of Shareholders.

18.          Transfer of Shares

18.1.          The transfer of shares of the Company and any other securities issued by the Company and owned by a Registered Holder (in this Article 18, hereinafter, “Securities”) shall be made in writing in a conventional manner or as established by the Board; it may be effected by the signature of the transferor only, on the condition that an appropriate share transfer deed shall be submitted to the Company.

18.2.          Securities that are not paid up in full or are subject to any lien or pledge may not be transferred unless the transfer is approved by the Board, which may at its sole discretion withhold its approval without having to show grounds.

18.3.          Any transfer of Securities that are not paid up in full shall be subject to the signature of the transferee and the signature of a witness in verification of the authenticity of the signatures on the share transfer deed.

18.4.          The transferor shall be deemed to be the Registered Holder of the transferred Securities until the name of the transferee is entered in the Register of Shareholders.

18.5.          The share transfer deed shall be submitted to the office for registration together with the certificates to be transferred and such other evidence as the Company may require with regard to the transferor’s title or right to transfer the Securities. The share transfer deed shall remain with the Company after its registration.

18.6.          The Company may demand payment of a transfer registration fee at a rate to be determined by the Board from time to time.

18.7.          The Board may close the Register of Shareholders for a period no longer than 30 days every year.

18.8.          Upon the death of a Registered Holder of Securities of the Company, the Company shall recognize the guardians, administrators of the estate, executors of the will, and in the absence of such persons, the inheritors of the deceased person as the only ones entitled to be registered as the Registered Holders of Securities of the Company, subject to proof of their rights in a manner established by the Board.

18.9.          In the event of the deceased shareholder being a Registered Holder of Securities jointly with other persons, the surviving shareholder shall be considered the sole Registered Holder of said Securities, upon the approval of the Company, without exempting the estate of the deceased joint holder from any of the obligations relating to the jointly held Securities.

18.10.          A person acquiring a right to a Security by virtue of his being a guardian or administrator of the estate or inheritor of the deceased shareholder, or receiver, liquidator or trustee in liquidation proceedings regarding a corporate shareholder, or by any operation of law, may be subject to submission of such proof of entitlement as the Board may establish in order to be entered as the Registered Holder of the respective Security or transfer the Security subject to the provisions of the Articles with regard to such transfer.

18.11.          A person acquiring a Security as a result of a transfer by operation of law shall be entitled to dividends and other rights in respect of the Security and also to receive and certify the receipt of dividends and other sums of money in connection with the said Security; however, such person shall not be entitled to receive notices of the convening of General Meetings of the Company or to participate or vote therein or to exercise any right conferred by the Security with the exception of the aforementioned rights, pending the registration of such person in the Register of Shareholders.

19.          Issuance of Shares

The number of shares, and other securities convertible or exercisable into shares, issued by the Company shall not exceed a maximum amount equal to the registered share capital of the Company; for this purpose, securities convertible or exercisable into shares, shall be considered as having been converted or exercised on the date of issuance.

20.          Adjustments and Distributions

20.1.          Share Dividends and Share Splits. If the Company, at any time while any Preferred Share is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Ordinary Shares on Ordinary Shares or any other Ordinary Share Equivalents (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of, or payment of a dividend on, Preferred Shares), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues, in the event of a reclassification of Ordinary Shares, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 20.1 shall become effective: (i) immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution or, as applicable, (ii) immediately after the effective date in the case of a subdivision, combination or re‑classification.

20.2.          Pro Rata Distributions. During such time as any Preferred Shares are outstanding, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of the Preferred Shares (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date on which the record holders of Ordinary Shares are to be determined for the participation in such Distribution, provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Cap, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Cap.

20.3.          Fundamental Transaction. If, at any time while any Preferred Shares are outstanding, the Company completes a Fundamental Transaction, then, upon any subsequent conversion of the Preferred Shares, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to the Beneficial Ownership Limitation), the number of securities of the successor or acquiring company or of the Ordinary Shares of the Company, if it is the surviving company, and any additional consideration (together, the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which the Preferred Shares being converted are convertible immediately prior to such Fundamental Transaction (without regard to the Beneficial Ownership Limitation). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the right to make the choice as to the Alternate Consideration it receives upon any conversion of Preferred Shares following such Fundamental Transaction at the same time the holders of Ordinary Shares are making their choice. To the extent necessary to effect the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a Certificate of Designation with the same terms and conditions as the applicable Preferred Share has under these Articles (including any exhibits hereto) and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company with respect to the applicable class of Preferred Shares under the Articles (including any exhibits hereto) in accordance with the provisions of this Section 20.3 pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of Preferred Shares, deliver to the Holder in exchange for Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the applicable class of Preferred Shares which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon conversion of this Preferred Share (without regard to any limitations on the conversion of this Preferred Share) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Share immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for, and may exercise every right and power of the Company and shall assume all of the obligations of the Company under these Articles (including the exhibits hereto) as if such Successor Entity had been named as the Company herein.

20.4.          Anti-Dilution Adjustment. As to the Series B Preferred Shares only, if and whenever the Company issues or sells Ordinary Shares and/or Ordinary Shares Equivalents (including the issuance or sale of Ordinary Shares or Ordinary Shares Equivalents owned or held by or for the account of the Company or any of its subsidiaries) for a consideration per share that is less than the Series B Preferred Shares Conversion Price then in effect (such lesser price is referred to herein as the “Discounted Per Ordinary Share Purchase Price”), which is not an Exempt Issuance (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price of the Series B Preferred Shares shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the Conversion Price become lower than the greater of (i) $0.10 or (ii) 20% of the closing price on the Trading Day immediately prior to the Effective Date (each as adjusted for any subsequent stock splits, reverse splits and similar capital adjustments).

20.5.          Calculations. All calculations under this Article 20 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Article 20, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding.

20.6.          Notice of Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Article 20, the Company shall promptly deliver to each Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

20.7.          Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholder of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to each Holder at its last facsimile number or email address as it shall appear upon the Register of Shareholders, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K or Form 6-K, as applicable. The Holder shall remain entitled to convert the Conversion Amount of the Preferred Shares (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

IV.          GENERAL MEETINGS

21.          Annual Meeting

21.1.          An Annual Meeting shall be held once in every calendar year at such time (within a period of not more than 15 months after the last preceding Annual Meeting) and at such place as may be determined by the Board.

21.2.          The Annual Meeting shall:

21.2.1.          Discuss the audited financial statements of the Company for the last fiscal year;

21.2.2.          Appoint auditors and establish their remuneration, or empower the Board to establish their remuneration;

21.2.3.          Appoint the directors as stipulated in Article 34 below (and subject to its terms), and establish their remuneration;

21.2.4.          Discuss any other business to be transacted at a General Meeting according to the Articles or by operation of law.

22.          Extraordinary Meeting

22.1.          All General Meetings other than Annual Meetings shall be called “Extraordinary Meetings.”

22.2.          The Board may, whenever it deems fit, convene an Extraordinary Meeting, and shall be obligated to do so upon receipt of a requisition in writing in accordance with Section 63 of the Law.

22.3.          Shareholders of the Company shall not be authorized to convene an Extraordinary Meeting except as provided in Section 64 of the Law.

23.          Notice of General Meetings

23.1.          Prior to any General Meeting, a written notice thereof shall be made public as required by Law. Such notice shall specify the place, the day and the hour of the General Meeting, the agenda of the meeting and such other information required under law. The notice will be published not less than 14 days prior to any General Meeting. The Company shall not be required to deliver notice to each shareholder, except as may be specifically required by Law.

23.2.          Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

23.3.          Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in one international wire service shall be deemed to have been duly given on the date of such publication.

24.          Quorum

24.1.          Two or more shareholders present in person or by proxy and holding Ordinary Shares (on an as-converted basis) conferring in the aggregate more than 25% of the total voting power attached to the Ordinary Shares of the Company (on an as-converted basis, subject further to the Beneficial Ownership Limitation), shall constitute a quorum at General Meetings. No business shall be considered or determined at a General Meeting, unless the requisite quorum is present when the General Meeting proceeds to consider and/or determine same business.

24.2.          If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall, if convened upon requisition under Section 64 of the Law, be dissolved, but in any other case it shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned General Meeting shall be any two or more holders of Ordinary Shares (on an as-converted basis, subject further to the Beneficial Ownership Limitation), present in person or by proxy. At an adjourned General Meeting the only business to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

25.          Chairman

The Chairman, of the Board, or if there is no such chairman, or if he is not present, any other person appointed by the holders of Ordinary Shares (on an as-converted basis, subject further to the Beneficial Ownership Limitation) present, shall preside as Chairman at a General Meeting of the Company. The Chairman of any General Meeting shall have no additional or casting vote.

26.          Adoption of Resolution at General Meetings

26.1.          A resolution, including, but not limited to, a resolution to amend these Articles and to approve a merger of the Company, shall be deemed adopted at a General Meeting if the requisite quorum is present and the resolution is supported by holders of Ordinary Shares (on an as-converted basis) present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the Ordinary Shares (on an as-converted basis, subject further to the Beneficial Ownership Limitation) whose holders were present, in person or by proxy, at such General Meeting and voted thereon, or such other percentage as is required by these Articles or by the Law.

26.2.          Any proposed resolution put to vote at a General Meeting shall be decided by a poll.

26.3.          Subject to approval by a General Meeting at which the requisite quorum is present, the chairman is obligated at the request of the General Meeting, to adjourn the General Meeting, and the adjourned meeting shall convene at such date and place as is decided by the General Meeting. If the General Meeting is adjourned by more than 21 days, a notice of the adjourned meeting shall be given in the manner set forth in Sections 67 through 69 of the Law. An adjourned meeting may only transact such business as left unfinished at the original meeting.

26.4.          A declaration by the Chairman of the General Meeting that a proposed resolution has been adopted or rejected, shall constitute conclusive evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

27.          Voting Power

27.1.          Subject to the provisions of Article 28.1 below and subject to any other provision hereof pertaining to voting rights attached or not-attached to shares of the Company (including without limitation, the provisions of Section 7.5 and Article 20), whether in general or in respect of a specific matter or matters, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

27.2.          In case of equality of votes, the resolution shall be deemed to have been rejected.

28.          Attendance and Voting Rights at General Meeting

28.1.          Unless provided otherwise by the terms of issue of the shares, no shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

28.2.          A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a writing evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

28.3.          A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether is general or for a specific General Meeting, to exercise such rights, in a form approved by the Board.

28.4.          The instrument appointing a proxy shall be delivered to the Company not later than 48 hours before the time designated for the General Meeting at which the person named in the instrument proposes to vote and/or attend.

28.5.          A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

28.6.          If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names appear on the Register of Shareholders.

28.7.          The voting on the terms of the instrument of proxy shall be legal even in case of prior death or incapacity or bankruptcy of the principal, and in respect of a corporate principal, in case of its winding up or revocation of the instrument of proxy or transfer of the respective share, unless a notice in writing of such death or incapacity or bankruptcy or winding up or revocation of share transfer shall have been received by the Register of Shareholders.

The written notice of revocation of the proxy shall be valid if signed by the principal and received by the Register of Shareholders not later than one hour before the start of voting.

28.8.          No proxy shall be valid after the expiry of 12 months from the date of its issue.

29.          [Reserved]

V.          BOARD OF DIRECTORS

30.          Powers of the Board

30.1.          The Board shall be vested with the exclusive authority to exercise all of the Company’s powers which are not, by Law, the Memorandum (for as long as it is in effect), the Articles or any applicable law, required to be exercised by the General Meeting, the General Manager, or any other organ of the Company as such term is defined in the Law.

30.2.          The Board shall set the policy guidelines for the Company and shall supervise the performance and activities of the General Manager.

31.          Exercise of Powers of the Board

31.1.          The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of the Articles.

31.2.          Except as otherwise required by these Articles, a resolution shall be deemed adopted at a meeting of the Board if supported by a majority of the directors attending such meeting and entitled to vote thereon.

31.3.          The Board may hold meetings using any means of communication, provided that all of the directors participating can simultaneously hear one another.

31.4.          The Board may adopt resolutions without convening a meeting, as provided in the Law.

32.          Committees of Directors

32.1.          The Board may, subject to Section 112 of the Law, delegate any or all of its powers to committees, each consisting of two or more directors, one of which shall be an External Director, and it may, from time to time, revoke or alter the powers so delegated. Without derogating from the generality of the foregoing, subject to the Law, the Board may delegate to a committee its power to approve the terms of compensation of Office Holders. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time. Each resolution adopted by a committee within the powers delegated to it by the Board shall be deemed to have been held by the Board.

32.2.          The Board will appoint from among its members an audit committee. All External Directors shall be members of the audit committee.

32.3.          The provision of the Articles with respect to the meetings of the Board, their convening and adoption of resolutions thereat shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

33.          Number of Directors

Unless otherwise prescribed by a resolution adopted at a General Meeting, the Board shall consist of not less than 4 nor more than 12 directors (including the External Directors appointed as required under the Law).

34.          Appointment and Removal of Directors

34.1.          The directors shall be elected annually at a General Meeting as aforesaid and shall remain in office until the next Annual Meeting at which time they shall retire, unless their office is vacated previously as stipulated in the Articles, provided however that the External Directors shall be appointed, and shall remain in office, as prescribed in the Law.

34.2.          The elected directors shall assume office on the day of their election.

34.3.          A retiring director may be reelected. Pending the convening of an Annual Meeting at which the directors are to retire from office, all directors shall remain in office until the convening of the Annual Meeting of the Company except in case of prior vacation of a director’s office according to the Articles.

34.4.          If no directors are elected at the Annual Meeting, all the retiring directors shall remain in office pending their replacement by a General Meeting of the Company.

34.5.          Except with regard to a director whose tenure of office expires upon the convening of a General Meeting or a person recommended by the Board to serve as director, no motions for appointment of a candidate as a director shall be made unless a notice in writing signed by a shareholder of the Company (other than the candidate himself) who is entitled to participate in and vote at the meeting, stating the intent of the said shareholder to propose a candidate for election to the office of director, together with a document in writing by the candidate expressing his consent to be so elected, shall have been received at the office of the Company within a period of not less than 48 hours and not more than 42 days before the appointed date of the General Meeting.

34.6.          The General Meeting may, by way of a resolution, remove a director from office before the expiry of his tenure, and appoint another person to serve as director of the Company in his place, and also appoint a number of directors in the event of the number of directors having decreased below the minimum established by the General Meeting.

34.7.          The provisions of this Article 34 shall not apply to External Directors, whose appointment and removal shall be pursuant to the relevant provisions of the Law.

35.          Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

The provisions of this Article 35 shall not apply to External Directors, whose qualifications are as set forth in the relevant provisions of the Law.

36.          Vacation of Director’s Office

The office of a director shall be vacated:

36.1.          Upon his death;

36.2.          On the date at which he is declared a bankrupt;

36.3.          On the date he is declared legally incapacitated;

36.4.          On the date stipulated therefor in the resolution of his election or the notice of his appointment, as the case may be;

36.5.          On the date stipulated therefor in the resolution or notice of his removal or on the date of the delivery of such notice to the Company, whichever is later;

36.6.          On the date stipulated therefor in a written notice of resignation thereby delivered to the Company or upon its delivery to the Company, whichever is later.

36.7.          If he is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a director, as set forth in the Law.

36.8.          If a court of competent jurisdiction decides to terminate his office, in accordance with the provisions of the Law, in a decision or judgment for which no stay of enforcement is granted.

37.          Remuneration of Directors

The directors shall be entitled to remuneration by the Company for their services as directors. The remuneration may be established as a global sum or as a fee for participation in meetings. In addition to such remuneration, every director shall be entitled to a refund of reasonable expenses for travel, per diem money, and other expenses related to the discharge of his duties as a director.

The provisions of this Article 37 shall not apply to External Directors, whose remuneration shall be in accordance with the relevant provisions of the Law.

38.          Conflict of Interests

The approval of any transaction that involves a conflict of interest with an Office Holder shall be approved in accordance with the Law and these Articles.

39.          Alternate Director

39.1.          Subject to the approval of the Board, a director may, by delivering a written notice to the Company, appoint an alternate for himself (hereinafter referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written note delivered to the Company.

39.2.          Any notice delivered to the Company pursuant to Article 39.1 shall become effective on the date specified therefor therein or upon delivery thereof to the Company or upon approval of the Board, whichever is later.

39.3.          An Alternate Director shall be vested with all rights and shall bear all obligations of the director who appointed him, provided, however, that he shall not be entitled to appoint an alternate for himself (unless the instrument appointed him expressly provides otherwise), and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director who appointed him is present.

39.4.          The following may not be appointed nor serve as an Alternate Director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another Alternate Director.

39.5.          The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 36, and such office shall further be ipso facto vacated if the director who appointed such Alternate Director ceases to be a director.

40.          Meeting of the Board

40.1.          Subject to Articles 41 and 42 below, the Board may meet, adjourn its meeting and otherwise determine and regulate such meetings and their proceedings as it deems fit.

40.2.          In the event of a vacancy in the number of directors, the remaining directors may continue to discharge their functions until the number of remaining directors decreases below the minimum established in the Articles. In the latter case the remaining directors may only act to convene a General Meeting of the Company.

40.3.          The Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in these Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

41.          Convening Meetings of the Board

41.1.          The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so (i) at least once every three months, (ii) upon receipt of a written demand from any one director, or (iii) in accordance with Section 122(4) or 169 of the Law. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than 10 days following delivery of such written demand or receipt of the relevant notice or report, any of the abovementioned directors may convene a meeting of the Board.

Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors within a reasonable length of time prior to the date thereof. Such notice shall specify the exact time and place of the meeting so called and a reasonably detailed description of the all of the issues on the agenda for such meeting. In urgent situations, a meeting of the Board can be convened without any prior notice with the consent of a majority of the directors.

41.2.          A resolution adopted at a meeting of the Board, which had not convened in accordance with the necessary requirements set forth in the Law or these Articles may be invalidated in accordance with the applicable provisions of the Law.

41.3.          A director may waive his right to receive prior notice of any meeting, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

42.          Quorum

A majority of the number of directors then in office and entitled to participate in the discussion shall constitute a quorum at meetings of the Board, except if and as otherwise required in accordance with the Law. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to consider or determine same business.

43.          Chairman of the Board

43.1.          The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. However, the General Manager shall not serve as the Chairman of the Board, nor shall the Chairman of the Board be vested with the powers designated to the General Manager, except in accordance with Section 121(3) of the Law. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their members to be chairman of such meeting.

43.2.          The Chairman of the Board shall have no casting vote.

VI.          GENERAL MANAGER

44.          General Manager

The Board shall appoint one or more persons, whether or not directors, as General Manager(s) of the Company, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit and subject to the provisions of the Law. Subject to the Law, the Board may delegate to the General Manager its power to approve the terms of compensation of other Office Holders (subject to the Law and/or any other applicable law).

VII.          MINUTES OF THE BOARD

45.          Minutes

45.1.          The proceedings of each meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of the meeting.

45.2.          All minutes approved and signed by the chairman of the meeting or the Chairman of the Board, shall constitute prima facie evidence of its contents.

VIII.          INTERNAL AUDITOR

46.          Internal Auditor

46.1.          The Board shall appoint an internal auditor in accordance with the provisions of the Law.

46.2.          The internal auditor shall submit to the audit committee a proposal for an annual or periodic work program for its approval. The audit committee shall approve such proposal subject to the modifications which it considers necessary.

46.3.          The General Manager shall be in charge of and supervise the internal auditor’s performance of its obligations.

IX.          DIVIDENDS AND PROFITS

47.          Declaration of Dividends

47.1.          A resolution of the Company regarding the distribution of a dividend and/or the distribution of share dividends will be adopted by the Board.

47.2.          The shareholders entitled to a dividend are the shareholders on the date of the resolution regarding the dividend or on a later date if another date is determined in the resolution regarding the distribution of the dividend.

47.3.          For the purpose of performance of any resolution according to the provisions of this section, the Company’s board of directors may resolve, as it deems fit, any difficulty that arises with respect to the distribution of the dividend and/or the stock dividends, and in this context determine the value, for the purpose of the said distribution, of certain assets and decide that payments in cash shall be made to members based on the value so determined, determine provisions in respect of share fractions or in respect of non-payment of amounts smaller than NIS 200. Notice of the declaration of dividends shall be published as required by applicable law.

48.          Rights to Participate in the Distribution of Dividends

48.1.          Subject to special rights with respect to the Company’s profits to be conferred upon any person pursuant to these Articles and the Law, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

48.2.          Notwithstanding the foregoing, a holder of shares shall not be attributed with the right to participate in the distribution of dividends the record date for which preceded the date of issuance of such shares.

49.          Interest on Dividends

The Company shall not be obligated to pay, and shall not pay interest on declared dividends.

50.          Payment of Dividends

Subject to Article 51, a declared dividend may be paid by wire transfer or a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share - to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

51.          Payment in Specie

Upon the recommendation of the Board, dividends may be paid, wholly or partly, by the distribution of specific assets of the Company and/or by the distribution of shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

52.          Setting-Off Dividends

The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend.

The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

53.          Unclaimed Dividends

53.1.          Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the company, as it deems fit, until claimed; but the Company shall not be deemed a trustee in respect thereof.

53.2.          Dividends unclaimed within the period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

54.          Reserves and Funds

54.1.          The Board may, before recommending the distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

54.2.          The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

55.          Capitalization of Profits

55.1.          The Board may capitalize all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid up.

55.2.          In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the money or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

X.          ACCOUNTING BOOKS

56.          Accounting Books

56.1.          The Board shall cause the Company to hold proper accounting books and to prepare an annual balance sheet, a statement of Profit and Loss, and such other financial statements as the Company may be required to prepare under law.

The accounting books of the Company shall be held at the office or at a place deemed fit by the Board, and they shall be open to inspection by the directors.

   56.2.          The Board may determine at its sole discretion the terms on which any of the accounts and books of the Company shall be open to inspection by shareholders, and no shareholder (other than a director) shall be entitled to inspect any account or ledger or document of the Company unless such right is granted by law or by the Board.

56.3.          At least once a year, the Board shall submit to the Annual Meeting financial statements for the period from the previous statement as required by Law. The balance sheet shall be accompanied by an auditors’ report, if available.

56.4.          The Company shall not be required to send copies of its financial statements to shareholders.

XI.          BRANCH REGISTERS

57.          Authority to keep Branch Registers

The Company may keep branch registers in any reciprocal state.

58.          Provisions in respect of keeping Branch Registers

Subject to the provisions contained in the Law, the Board shall be authorized to make such rules and procedures in connection with the keeping of branch registers as it may, from time to time, deem fit.

XII.          SIGNATURES

59.          The Company’s Signature

59.1.          A document shall be deemed signed by the Company upon the fulfillment of the following:

   59.1.1.          It bears the name of the Company in print;

   59.1.2.          It bears the signature of one or more persons authorized therefor by the Board; and

   59.1.3.          The act of the person authorized by the Board as aforesaid was within its authority and without deviation therefrom.

59.2.          The signatory rights on behalf of the Company shall be determined by the  Board.

59.3.          An authorization by the Board as provided in Article 59.2 may be for a specific matter, for a specific document or for a certain sort of document or for all the Company’s documents or for a definite period of time or for an unlimited period of time, provided that any such authority may be terminated by Board, at will.

59.4.          The provisions of this Article shall apply both to the Company’s documents executed in Israel and the Company’s documents executed abroad.

XIII.          NOTICES

60.          Notices in Writing

60.1.          Notices pursuant to the Law, the Memorandum and the Articles shall be made in the manner prescribed by the Board from time to time.

60.2.          Unless otherwise prescribed by the Board, all notices shall be made in writing and shall be sent by the methods set forth in Article 61 below and subject to applicable law.

61.          Delivery of Notices

Unless otherwise prescribed under Exhibit A with respect to its provisions thereto and without derogating from the terms of Article 23, a notice or any other document shall be served by the Company to any shareholder or director in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to such recipient's address as provided to the Company by such recipient, on the next Business Day after delivery; (ii) in the case of delivery by an internationally recognized overnight courier to such recipient's as provided to the Company by such recipient, on the next Business Day after delivery; (iii) in the case of a notice sent by facsimile transmission made in accordance with the contact details provided by such recipient, on the next Business Day after delivery, if facsimile transmission is electronically confirmed; (iv) in the case of a notice sent by email to the email address of such recipient, as provided by such recipient to the Company, on the next Business Day after the earlier of (1) the date of written acknowledgment of receipt of such e-mail by the recipient or (2) the date of written acknowledgment of delivery of such e-mail by automatic means of the sender; and (v) in the case of delivery by prepaid registered mail (airmail if posted outside of Israel) to such recipient's address as provided to the Company by such recipient, seven 7 Business Days after the day on which such mail was sent at the post office.

XIV.          INDEMNITY AND INSURANCE

62.          Indemnity of Office Holders

62.1.          The Company may indemnify an Office Holder to the fullest extent permitted by law. Without derogating from the aforesaid, the Company may, from time to time and subject to any provision of law, indemnify an Office Holder in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Office Holder of the Company:

    62.1.1.          monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

    62.1.2.          reasonable litigation expenses, including legal fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against such Office Holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law) or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

    62.1.3.          reasonable litigation expenses, including legal fees, which the Office Holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent; and

    62.1.4.          Expenses, including reasonable legal fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law, 1988 (as amended, the “Restrictive Trade Practices Law”).

62.2.          The Company may, from time to time and subject to any provision of the law:

    62.2.1.          Undertake in advance to indemnify an Office Holder of the Company for any of the following:

(i)          any liability as set out in Article 62.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking;

(ii)          any liability stated in Article 62.1.2 through 62.1.4 (inclusive) above;

(iii)          any matter permitted by applicable law.

    62.2.2.          indemnify an Office Holder after the occurrence of the event which is the subject of the indemnity.

63.          Insurance of Office Holders

The Company may enter into an agreement for the insurance of the liability of an Office Holder, in whole or in part, with respect to any liability which may imposed upon such Office Holder as a result of an act performed by same Office Holder in his capacity as an Office Holder of the Company, for any of the following:

63.1.          A breach of a cautionary duty toward the Company or toward another person;

63.2.          A breach of a fiduciary duty toward the Company, provided the Office Holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

63.3.          A monetary liability imposed upon an Office Holder toward another;

63.4.          Reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

63.5.          Expenses, including reasonable litigation expenses, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law;

63.6.          Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

64.          Exemption

Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Board may resolve in advance to exempt an Office Holder from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company.

XV.          WINDING UP

65.          Distribution of Assets

If the Company be wound up, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, the assets of the Company in excess of its liabilities shall be distributed among the shareholders.

***

EXHIBIT A

TO THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF
[                      ]

DESIGNATIONS OF THE TERMS OF THE SERIES B PREFERRED SHARES

Section 1.          Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d‑5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (other than by means of conversion or exercise of Preferred Shares), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the shareholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company sells or transfers all or substantially all of its (and all of its Subsidiaries, taken as a whole) assets to another Person and the shareholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a one year period of more than one‑half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Effective Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the Effective Date), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

“GAAP” means United States generally accepted accounting principles.

“Holder”, for purposes of this Exhibit A, shall mean holders of Series B Preferred Shares.

“Junior Securities” means the Ordinary Shares, Series A Preferred Shares, Series A-1 Preferred Shares, and all Ordinary Share Equivalents of the Company other than those securities which are explicitly senior or pari passu to the Series B Preferred Shares in dividend rights or liquidation preference.

B - 1 A

“Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Liquidation” shall have the meaning set forth in Section 5.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

Section 2.          Designation, Amount and Par Value. The number of shares of the Company designated as Series B Preferred Shares shall be the number set forth in Article 4 of the Articles.

Section 3.          Dividends.

a)          Dividends in Cash or in Kind. From the Effective Date until the second anniversary of the Effective Date, Holders of Series B Preferred Shares shall be entitled to receive, and the Company shall pay, cumulative dividends at the rate per share (as a percentage of the Per Preferred Share Purchase Price) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the Effective Date and on each Conversion Date (with respect only to Series B Preferred Shares being converted) (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day) in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable Series A-1 Preferred Shares as set forth in this Section 3(a), or a combination thereof. Any payment of dividends in cash or kind will be made subject to applicable tax withholding requirements as reasonably determined by the Company in consultant with its tax advisors.

b)          Dividend Calculations. Dividends on the Preferred Shares shall be calculated on the basis of a 360-day year, consisting of twelve 30 day periods, and shall accrue daily commencing on the date a Series B Preferred Share is issued, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. The value of a Holder’s accrued dividend for a given period will be the dollar amount determined by multiplying the following numbers (i) the number of Series B Preferred Shares held by the Holder, (ii) the Per Preferred Share Purchase Price of the Series B Preferred Shares, (iii) the Dividend Rate, and (iv) 0.25 for any fiscal quarter (or the number of days in the period divided by 360 for any other period) (collectively, the “Dividend Value”), in each case as of the applicable Dividend Payment Date. The payment of the Dividend Value in Series A-1 Preferred Shares shall be made in a number of shares equal to the Dividend Value divided by the Per Preferred Share Purchase Price of the Series A-1 Preferred Shares as of the Dividend Payment Date. Dividends shall cease to accrue with respect to any Series B Preferred Share converted, provided that, the Company actually delivers the Conversion Shares within two Trading Days after the Dividend Payment Date. Except as otherwise provided herein, if at any time the Company pays dividends partially in cash and partially in Series A-1 Preferred Shares, then such payment shall be distributed ratably among the Holders based upon the number of Series B Preferred Shares held by each Holder on such Dividend Payment Date.

B - 2 A

c)          Late Fees. Any dividends, whether paid in cash or Series A-1 Preferred Shares, that are not paid within five Trading Days following a Dividend Payment Date shall continue to accrue and shall entail a late fee, which must be paid in cash to the extent that the Company is able to pay cash dividends under applicable Law (or in additional Series A-1 Preferred Shares if it is not), at the rate of 12% per annum or the lesser rate permitted by applicable law which shall accrue daily from the Dividend Payment Date through and including the date of actual payment in full.

d)          Other Securities. So long as any Series B Preferred Share shall remain outstanding, neither the Company nor any Subsidiary thereof shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities.  So long as any Series B Preferred Shares shall remain outstanding and any dividends due on the Series B Preferred Shares remain unpaid, neither the Company nor any Subsidiary thereof shall directly or indirectly pay or declare any dividend or make any distribution upon (other than a dividend or distribution described in Section 3 or dividends due and paid in the ordinary course on preferred stock of the Company at such times when the Company is in compliance with its payment and other obligations hereunder), nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or shares pari passu with the Series B Preferred Shares.

Section 4.          Voting Rights. Except as otherwise provided herein (including without limitation the provisions of Section 8) or as otherwise required by law, the Series B Preferred Shares shall have no voting rights.

Section 5.          Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Per Preferred Share Purchase Price, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under this Certificate of Designation, for each Series B Preferred Share held by them upon Liquidation, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Neither a Fundamental Transaction nor a Change of Control Transaction shall be deemed a Liquidation. The Company shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder. For the avoidance of doubt, the Series B Preferred Shares will not participate in distributions to the Junior Securities in a Liquidation following payment of the Per Preferred Share Purchase Price described herein.

B - 3 A

Section 6.          Conversion. The Series B Preferred Shares will convert as set forth in Section 7.5 of the Articles.

Section 7.          Certain Adjustments. The rate at which Series B Preferred Shares convert into Ordinary Shares shall be adjusted from time to time as set forth in Article 20 of the Articles.

Section 8.          Negative Covenants. As long as 1,545,895 Series B Preferred Shares are outstanding, unless the holders of at least 50.1% of the Series B Preferred Shares shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly:

a)          amend its charter documents, including, without limitation, the Memorandum, and the Articles, in any manner that materially and adversely affects any rights of the Holder;

b)          repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Ordinary Shares, Ordinary Share Equivalents, or Junior Securities, other than repurchases of Ordinary Shares or Ordinary Shares Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors for so long as the Series B Preferred Shares are outstanding;

c)          pay cash dividends or distributions on Junior Securities of the Company, unless the Company has paid all dividends on the Series B Preferred Shares and the Series B Preferred Shares will participate ratably (on an as-converted to Ordinary Shares basis) in the dividend paid on the Ordinary Shares);

d)          enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arm’s-length basis and approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

e)          enter into any agreement with respect to any of the foregoing.

B - 4 A

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT PREFERRED SHARES)

The undersigned hereby elects to convert the number and class of Preferred Shares indicated below into ordinary shares, no par value (the “Ordinary Shares”), of [          ], a company incorporated under the laws of the State of Israel (the “Company”), according to the conditions hereof, as of the date written below. If Ordinary Shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes and expenses payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Company or under applicable law.

Conversion calculations:
Date to Effect Conversion: ____________________________________________
Number and class of Preferred Shares owned prior to Conversion: _______________
Number of and class of Preferred Shares to be Converted: _______________________
Applicable Conversion Rate:__________________________________________
Number of Ordinary Shares to be Issued: __________________________
Number and class of Preferred Shares subsequent to Conversion: _______________
Address for Delivery: _____________________
or

DWAC Instructions:
Broker no: _________
Account no: ___________

[HOLDER]

By:___________________________________
   Name:
   Title:

B - 5 A

ANNEX C

~~Mer Telemanagement Solutions~~SharpLink, Ltd.
Updated Directors and Officers Compensation Policy

1.	Purpose of the Document and its Contents		C-2

2.	General Background		C-2
	2.1	The Goals of Compensation Policy for Officers	C-2
	2.2	The main governing bodies that are involved and that influence the determination of the Company’s compensation policy for directors and officers	C-3
	2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers’ Compensation:	C-3

3.	The Compensation of the Directors and Officers in view of the Company’s Values and Business Strategy		C-3
	3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):	C-3
	3.2	The connection between business results of the Company and the Directors and Officers Compensation.	C-4

4.	Basic concepts of Company’s Compensation Policy		C-4
	4.1	The Overall Compensation Policy	C-4

5.	Components of Compensation		C-6
	5.1	Base Salary	C-6
	5.2	Variable Compensation	C-10
	5.3	Additional terms and fringe benefits	C-14

6.	Conditions for Termination of Service		C-16
	6.1	Prior Notice	C-16
	6.2	Termination Grant	C-16
	6.3	Non-Competition	C-16

7.	Indemnification and Insurance of Directors and Officers		C-17

~~8.~~	~~Maintenance of Compensation Policy - Responsibility and Authority~~		~~A-13~~
	~~8.1~~	~~The CFO of the Company shall be responsible for maintaining the compensation policy is up-to-date.~~	~~A-13~~
~~8.2~~
~~The Compensation Committee will examine the provisions of the compensation policy from time to time in accordance with its discretion. Updates to this compensation policy will be approved pursuant to the requirements of the Companies Law.~~
~~A-14~~

1.	Purpose of the Document and its Contents

The purpose of this document is to define, describe and specify the policy of ~~Mer Telemanagement Solutions~~SharpLink, Ltd. (~~“MTS” or~~ the “Company”) concerning compensation of Company directors and officers (as defined by the Israeli law (i.e., CEO, CEO’s direct reports)), the scope of compensation, its components and the manner of its determination.

The determination of the compensation policy of the Company and its publication seeks to increase the transparency of the Company’s activity as it relates to compensation of its directors and officers and to enhance the shareholders’ ability to express their views and to influence the Company’s compensation policy.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this compensation policy does not grant any rights to the Company’s directors and officers, and the adoption of this compensation policy per se will not grant any of the Company’s directors and officer a right to receive any component of compensation set forth in this compensation policy. The components of compensation to which a director or officer will be entitled will be exclusively those that are determined specifically in relation to him by the Compensation Committee, Board and General Meeting, as the case may be, and subject to the provisions of any law.

It is clarified that in the event a director or an officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General Background

2.1	The Goals of Compensation Policy for Officers

The compensation policy for ~~MTS~~the Company directors and officers is intended to assist in achieving the goals of the Company and its work plans with a long term view and to ensure that:

2.1.1	The interests of the directors and officers of the Company will be as close as possible and in the closest possible conformity to the interests of the Company’s shareholders.

2.1.2	The Company will be able to recruit and retain senior managers who have the ability to lead the Company to business success and to confront the challenges the Company faces.

2.1.3	The directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks.

2.1.4
An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

2.2	The main governing bodies that are involved and that influence the determination of the Company’s compensation policy for directors and officers

The governing bodies that are involved in the determination of compensation policy for the ~~MTS~~Company directors and officers are:

The Board’s Compensation Committee - recommends to the Board concerning the compensation policy for directors and officers, the extension of the term of the compensation policy and its update to the extent required, approves the terms of service and employment of directors and officers, and may decide to ~~exempt a transaction~~implement exemptions from the need to receive the approval of the General Meeting ~~(in cases it is the Committee's understanding that the presentation of the transaction for approval by the General Meeting, will prevent the transaction with a candidate for a CEO position).~~, to the extent permitted under Israeli law. The Board of Directors may resolve that the Company's Audit Committee will serve also as the Compensation Committee.

Board of Directors - Approval of the compensation policy for directors and officers, periodic examination of the compensation policy and responsibility for its update to the extent required, approval of the terms of services and employment of directors and officers following their approval by the Compensation Committee, to the extent required.

The General Meeting of shareholders - Approval of the compensation policy for directors and officers, by the required majority in accordance with the provisions of the law, as well as approval of specific terms of services and employment of directors and officers to the extent that such approval is required by law.

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers’ Compensation:

Being a public company engaged in the ~~development of software systems for the communications market, MTS~~business of providing technology and services connecting online sports media users to online betting bookmakers, the Company faces the ongoing task of recruiting and retaining leading managers and professionals, in competition with other companies operating in the same ~~field. The field of software generally, and specifically as it relates to the communications market, is characterized by the tremendous dynamism and rivalry over quality employees and managers~~or similar fields. As of the date of this document (~~May 2013~~July 2021) there has not been any particular shortage of quality managerial manpower with expertise in the Company’s particular field of business. However, given the dynamic nature of the field, which features ~~numerous players including a~~an increasing number of ~~very large~~players, some of which are much larger companies than the Company, there is a concern that such a shortage may emerge during the coming years. The Company’s compensation policy is intended, inter alia, to ensure the Company’s ability to recruit and retain the quality managerial manpower that it requires for the continued and successful development of its business, considering the challenges characterizing the employment market in which it operates.

3.	The Compensation of the Directors and Officers in view of the Company’s Values and Business Strategy

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):

The Company sees a need to compensate its directors and officers for their contribution to its business success over time and having consideration for the broad areas of responsibility and authority imposed upon them.

However, given that the Company employs a relatively small number of employees, most of whom have specialized professional or technical expertise, the Company acknowledges the importance of appropriate compensation for all of the Company’s employees, and of maintaining a reasonable ratio between the overall compensation of directors and officers to the compensation of other Company employees.

The Compensation Committee and the Board examined the ratio between the terms of service and employment of each of the directors and officers of the Company and the average and median compensation of the other Company employees, and the ratio between the terms of service and employment of the directors and officers and the average and median of compensation of the other Company employees. In the opinion of the Compensation Committee and Board members, the ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation, and does not affect the labor relations in the Company. In addition, it was also resolved that the ratio between the terms of service and employment of each one of the directors and officers (excluding equity compensation) and the average and median cost of employment of the other Company employees would not exceed 10.

3.2	The connection between business results of the Company and the Directors and Officers Compensation.

The Company’s policy is that the overall compensation of the officers should be substantially influenced by the business results of the Company and by the personal contribution of each manager to the attainment of these results. To the extent that the managerial level is higher, there should be an increase in influence of business results and the personal contribution of each manager to the attainment of these results on the compensation of the manager. To that end, the higher the management level, the more substantial the relative weight attached to compensation components that are dependent upon performance will be.

4.	Basic concepts of Company’s Compensation Policy

4.1	The Overall Compensation Policy

The overall compensation of each employee and especially of the officers should be built from a number of components, so that each component rewards the employee for a different aspect of his contribution to the Company.

•
Fixed base salary - intended to compensate the employee for the time spent in carrying out his work for the Company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees’ skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

•
Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, ~~loss of work capacity~~health insurance, disability insurance, vacation, sick/family leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to the Company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

•
Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of the Company’s shares in the long-term and the compensation given to managers and employees of the Company. This compensation creates proximity between the interests of the employees and managers and the shareholders, and thus assists in creating motivating and retaining the key positions holders in the Company.

In order to ensure consistency between all of the compensation components, in their deliberations for the approval of each of the components of compensation for the officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

4.1.1	The ratio between Components of the Overall Compensation Package of Officer and Directors

The range of the appropriate ratio between the components of the compensation package for a given year for the Company’s directors and officers is expressed in the following table.

Position	Fixed Salary (including accompanying conditions)	Variable Compensation (cash and equity)*
~~Active~~ Chairman of the Board	~~70~~20% -100%	0% - ~~30~~80% **
CEO	~~40~~20% - 85%	15% - ~~60~~80%**
Officer subordinate to the CEO	~~50~~25% - 100%	0% - ~~50~~75%**
CEO of US Subsidiary	50% - 100%	0% - 50%
Outside Director	100%	-
~~Active Business Director~~Directors	~~50~~20% - 100%	0% - ~~50~~80%**
~~Other Director~~	~~100%~~	~~-~~

It is understood that a deviation of up to 5% above or below the rates specified will not be deemed a deviation from the compensation policy.

* The planned range (ratio) for variable compensation is based on achieving the ~~company's~~Company’s target. The actual ratio may deviate from these ranges due to actual results of the ~~company~~Company during a certain compensation period.

** Variable compensation for these directors and officers will include ~~equity based~~equity-based compensation. These percentages will be calculated based on the cash compensation approved in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”). Deviations from these ranges will be permitted in the event all or a portion of the cash compensation approved in accordance with the requirements of the Companies Law is converted to equity compensation.

5.	Components of Compensation

5.1	Base Salary

5.1.1
Determination of fixed salary for officers -The fixed salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the compensation policy. The salary level shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position, as well as previous employment agreements signed between the Company and the specific officer. In addition, a comparative compensation study shall be conducted with respect to the customary salary in the relevant market for similar positions in similar companies at that time.

As the officers are senior position holders, within the meaning of the Israeli Hours of Work and Rest Law, ~~the Hours of Work and Rest~~5711-1951, the provisions of such Law shall not apply to the officers, and they shall not be entitled to compensation for work during overtime or during the weekend.

5.1.1.1	Comparison to the Market (Benchmark)

For purposes of determining the salary range for recruiting a new officer, the Company will consider the customary salary in the relevant market, based on external knowledge from an expert in the field, or based on public knowledge and information related to similar positions and companies. For purposes of the comparison, companies will be chosen that fulfill the largest possible number of the following characteristics:

•	Companies that are engaged in the same field ~~of software for communications companies~~as the Company or in as close as possible ~~technological~~technology fields;

•	Public companies whose shares are traded in the stock exchange and their market value and/or income level and/or profitability level are close to that of ~~MTS~~the Company;

•	Companies that are in competition with ~~MTS~~the Company for management manpower in general, and for senior officers in particular;

•	Companies that employ manpower on a scale similar to that of ~~MTS~~the Company.

It is understood that comparable companies for which it is not possible to obtain reliable information regarding the salary of officers, will not be included in the comparison, even if they meet a large number of the aforementioned characteristics.

In the recruitment of officers outside of Israel, the comparison shall be made with holders of similar positions in companies in the relevant geographic market.

The comparison will encompass all of the components of the compensation package, and will include (to the extent that the information exists):

•	Customary range for base salary in similar positions (including the division within the range);

•	Customary range for annual grants;

•	Customary range for equity based compensation;

•	Customary fringe and other benefits.

5.1.1.2
Internal comparison - before determining the salary of a new officer, the internal salary gaps and their anticipated effect on labor relations in the Company as a whole and on its management will be taken into consideration, placing an emphasis on:

•	the salary gap between an officer and other officers in the Company;

•	the salary gap between an officer and the other employees of the Company;

•	if there are employees holding similar positions in the Company - the salary gap between the officer and the holders of similar positions.

5.1.1.3	Directors Salary:

The salary of outside directors will be determined in accordance with the Compensation Regulations for Outside Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations, including in view of their position as financial experts, if applicable.

Other directors may be entitled to a fixed monthly salary, as described below, and to additional payment for each meeting of the Board of Directors or the Board of Directors’ committees, in which they participate.

The directors will only be entitled to compensation that is specifically provided for in this document. In addition, directors will be entitled to reimbursement for expenses such as air travel incurred in ~~trips overseas for work purposes~~connection with the Company’s business. Subject to receipt of required approvals, the Company may pay consultancy or other fees to directors.

The salary of the Chairman of the Board will be determined in accordance with the criteria set forth in section 4.1.1. As of the effective date ~~hereof~~of this Policy, the Chairman of the Board is a non-active Chairman and is one of the existing shareholders in the Company. In the event that the Company decides in the future to employ an active chairman who is not a shareholder of the Company or to change the terms of service as set forth herein, it will be presented to the Compensation Committee, the Board of Directors and the General Meeting. ~~As of the date hereof, the~~The maximum salary of the Chairman of the Board is $7,000 a month (excluding meeting attendance fees)~~for a part time position (-20%)~~ together with reimbursement of expenses such as ~~trips overseas or entertainment~~air travel in connection with the Company’s business.

5.1.1.4	The monthly salary/payment to be paid to each Director and/or Officer shall not exceed:

Position	Maximum*
CEO ~~(Israeli)~~	~~NIS 80,000 (~~ $~~23,141~~*)25,000
Officer subordinate to the CEO	~~NIS 55,000 (~~ $~~15,910*)~~20,000
CEO of US Subsidiary**	$22,000
Director (other than Outside Directors, who will be compensated in accordance with applicable regulations)	$3,500 (excluding meeting attendance fees)

It is understood that a deviation of up to NIS 5,000 (or the USD equivalent) above the amounts specified will not be deemed a deviation from the compensation policy.

~~* Convenience translation to USD based on the exchange rate as of November 19, 2019.~~
* In the event the officer is not an employee of the Company (e.g. in the event the officer is an independent contractor or service provider), the maximum monthly payment to such officer will be an amount equal to the cost of employment calculated based on the applicable maximum monthly salary.

**The salary ~~will~~may be paid in U.S. Dollars or in NIS.

5.1.2	The Principles for Periodic Examination and Updates of Salary

In order to retain the officers in their positions in the long term, the fixed salary of the officers will be periodically examined, in comparison with the relevant market for similar position holders and in light of the business position of the Company. If necessary, a proposal for the revision of the salary of officers (or some of them) will be prepared and brought for the approval of the relevant organs in accordance with the provisions of the Companies Law.

5.1.2.1	Linkage to changes in price ~~Index~~index.

The salary of the officers will not be automatically linked to changes in a price ~~Index~~index.

~~5.1.3~~	~~Commissions~~
~~In addition to the Base Salary and any other compensation element, the Company shall be entitled to pay to its officers that are involved in the sales process, commissions based on a pre-determined commission plan. Commissions will be limited (per annum) to 5 (five) times monthly base salary. The Compensation Committee and Board of Directors will be entitled to approve an increase of this cap by up to one (1) monthly base salary under special circumstances.~~

5.2	Variable Compensation

The components of the variable compensation are intended to achieve the following goals:

•
Making part of the officers compensation contingent upon the achievement of results and business goals that, from a long term perspective, will maximize the value for the Company’s shareholders and will create a shared interest of the officers and the shareholders.

•	Increasing the motivation of officers to achieve the Company’s targets on an ongoing basis.

•	Matching some of the Company compensation expenses to its performance and increasing its financial and operative flexibility.

5.2.1	Performance-based bonus

The Company’s officers ~~will~~may be entitled to a ~~performance~~performance- based bonus, which will be approved in accordance with the provisions of the Companies Law.

5.2.1.1	Principles

In the event a bonus plan is adopted for an office holder, the bonus plan shall include the following provisions:

•
The duration of the bonus plan - the duration shall be at least one year, but the Company will try to establish bonus plan for a period longer than one year, subject to the circumstances and feasibility;

•	The measurable criteria of the company or one of its segments, for calculating the bonus for an officer shall be chosen from between one or more of the following:

-	Income before tax
-	EBITDA
-	Revenues
-	Improvement in one of these parameters during a certain period
-	Compliance with pre-determined milestones,
-	Productivity indices and growth in the volume of activity,
-	Cost savings,
-	Implementation and promotion of pre-determined planned projects
-	Promoting strategic targets that will benefit the Company in the future

•
The bonus plan will determine, among other things, the chosen measurable criteria for the coming year, the targets that need to be obtained with respect to said criteria, and the amount or applicable percentage to be paid in relation to attainment of targets.

•	The determination of the maximum bonus (in terms of the maximum value of the measure for which the bonus will be paid).

The Bonus for the CEO will be based mainly (at least ~~80~~75%) on measurable criteria as set forth below, of the types and subject to the conditions approved in advance by the requisite organs and, with respect to its less significant part (up to ~~20~~25%), at the Board and Compensation Committee’s discretion, based on non-measurable criteria such as the contribution of the ~~officer~~CEO to the Company’s business, its profitability and stability, the responsibility imposed on the officer and satisfaction with the officer’s performance; provided, however, that the entire bonus may be based on non-measurable criteria without the adoption of a bonus plan up to the cap provided in the Companies Law (currently an aggregate value of variable compensation of ~~three monthly salaries per~~ annum25% of the annual Base Salary).

The bonuses for officers subordinate to the CEO may be based entirely on non-measurable criteria and may be paid without the adoption of a bonus plan, subject to the provisions of Section 4.1.1.

5.2.1.2	Method of Determining the Sum of the bonus

In the event a bonus plan is adopted:

~~•~~	~~The bonus shall be calculated as a percentage of the criteria/s chosen as a basis for the bonus, as indicated above in section 5.2.1.1.~~
•	It will specify the method of calculation of the bonus, based on the measurable criteria selected, in accordance with section 5.2.1.1.

•	The decision about the method or basis to the bonus and the percentage may vary between officers in accordance with their position and degree of responsibility.

5.2.1.3	The Payment Process of the Bonus

In the event a bonus plan is adopted:

•	The annual bonus amount that should be paid based on the bonus plan will be reported to the Board of Directors together with the approval of the Company’s annual financial statements.

•	The Board of Directors will be entitled to reduce the annual Bonus of an officer based on its discretion, taking into account the following factors:

•	Dissatisfaction with the overall managerial functioning of the officer

•	The departure of the officer was under circumstances that justify, based on the Board of Directors’ discretion, the denial of severance pay.

In the event a bonus plan is not adopted, as permitted by this Compensation Policy, the bonus will be subject to the approvals required by the Companies Law.

The bonus shall be paid together with the officers’ first salary after the Board of Directors’ approval of the annual financial statements. In the event a bonus plan for a period exceeding one year is adopted, the bonus plan may include different payment terms.

In the event of an officer leaving during the bonus plan period, he will be entitled to a partial pro-rated bonus payment according to the period he was employed by the Company out of the total period of the bonus plan.

5.2.1.4	The Possibility of refunding or Supplementing Sums out of the bonus paid to Officers.

In the case that it may become known in the future that the bonus payment was based on an inaccurate data which will require a restatement of the Company’s financial statements, the excess payments made to the officer shall be returned by the officer to the Company or the additional required payments shall be made to officer by the Company, as the case may be, within 6 months of the publication of the restated financial statements.

5.2.2	Equity Based Compensation

As part of the overall directors and officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, the aim of which is to establish proximity of interest between the relevant directors and officers and the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, ~~MTS~~the Company will offer its directors and officers the option of participating in an equity compensation plan, based on the following:

5.2.2.1	Tools of Equity Compensation

Subject to having received the approvals required under the Companies Law, the Company will consider offering its directors and officers to participate in the allocation of options to acquire the Company’s shares. The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the officers are employed. ~~In~~For officers employed in Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•
The value of the ~~equity based~~equity-based compensation ~~(at the time of grant)~~ per year, for each officer, shall not exceed ~~that which is~~the following: for the CEO, $900,000 (and the options granted to the CEO will not represent more than an aggregate of 3% of the Company’s share capital on a fully-diluted basis); for officers subordinated to the CEO, $450,000 (and the options granted to each such officer will not represent more than an aggregate of 1.5% of the Company’s share capital on a fully-diluted basis); for directors, $150,000 (and the options granted to each such director will not represent more than an aggregate of 0.17% of the Company’s share capital on a fully-diluted basis); and shall be in compliance with the ratio stipulated in section 4.1.1.

The value of securities granted as equity-based compensation, shall be calculated as of the date of the Board’s decision regarding the grant of such securities. In the case of equity-based compensation payable in cash (e.g. phantom options), the value shall be calculated at the actual payment date.

•	The exercise price of the options will not be lower than the known closing price in the NASDAQ market at the date of grant.

•	The allocation of options between the various optionees and the existence of reserves for grants to officers who may join the Company during the period of the plan.

•
The vesting period of the options granted to officers shall not be less than ~~three~~two years, except in the event of a signing grant to a new CEO, for which the vesting period may be shorter. The vesting period of options granted to directors shall not be less than one year.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the optionees, upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year after the vesting date of each portion and shall not be longer than ten years after the grant date.

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in ~~Company ownership~~Company's control.

5.2.2.2	Option Grants

Subject to the approvals required under the Companies Law, the Company will consider grant of options to purchase shares of the Company to certain directors and officers, pursuant to the provisions of the approved option plan.

When a new officer joins the Company during the period of an option plan, the Company will consider granting options to the joining officer out of the existing reserve in the option plan.

The Company will be able to allocate options to directors ~~who are involved in the ongoing business activity of the Company~~ and to an active Chairman of the Board, and in accordance with the provisions of law that are applicable on the grant date. An allocation to directors shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard options plan of the Company, and from out of the existing reserve in the option plan.

5.2.2.3	Option Exercises

With the vesting of each portion of the options granted, each director and officer will be entitled to exercise the vested options at his disposal ~~held by the trustee (to the extent relevant)~~.

5.2.2.4	Summary of maximum amounts/ value for variable compensation components:

•	Performance-based bonus – shall not exceed 8 monthly salaries, in the case of the CEO, or 6 monthly salaries, in the case of other executive officers.

•
Equity Based Compensation: the aggregate value of annual grants of securities to any of the Officers or Directors as of the date of grant  (based on the Black & Scholes formula or another accepted formula as determined by the Board of Directors) shall not exceed $900,000.

5.3	Additional terms and fringe benefits

5.3.1	Pension Contributions

~~The Company will contribute its portion of pension fees to a pension fund (or a number of pension fund) or to a pension arrangement agent, all in accordance with the written choice of the officer in Israel and in accordance with applicable law. The contributions will be made exclusively from the fixed salary of the officer and will not include any other components of compensation. The Company's contributions of pension fees are contingent upon the appropriate contributions of the officer's portion of the pension fees out of the officer's salary.~~
Only to the extent required by law applicable to the employment of the specific officer, the Company will contribute its portion of pension fees to a pension fund (or a number of pension funds) or to an alternative pension arrangement.

The Company ~~will~~may insure the officers for loss of working capacity, either as part of the officers’ membership in a pension fund or with an ~~additional managers'~~alternative insurance policy. The Company’s contributions to the insurance of loss of working capacity shall not exceed 2.5% of the fixed salary of the officer.

~~Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new officer, and the Company shall contribute the severance payments of the officer to the pension fund/managers insurance, in accordance with the officer's choice concerning the contributions to pension insurance.~~

For an officer employed in the ~~U.S.A.~~United States, the Company ~~will~~may make a contribution of up to 5% of the contribution of the officer to the Company’s 401(k) Plan. ~~In addition, the Company will pay for medical insurance that also includes coverage for dental treatment.~~

5.3.2	Medical Insurance Coverage

The Company will pay for medical insurance (that also includes coverage for dental treatment) for the officer and his or her immediate family members.

~~5.3.2~~	~~Education Fund~~
~~The Company will contribute 7.5% of the officer's salary in Israel, up to the tax ceiling, and will deduct an additional 2.5% of the officer's salary and will transfer these amounts on a monthly basis to an education fund to be chosen by the officer.~~

~~5.3.3~~	~~Company car~~
~~The Company will allow officers in Israel to receive a company car at their disposal for their personal use, as customary in their position in a method of operational leasing. The Company will not bear the cost of the tax applicable to the value of the use of the vehicle for new officers. The Company currently bears the tax cost for the value of the car placed at the disposal of officers in Israel, as a component that does not carry entitlement for social benefits. The officer can receive the vehicle component (based on its cost to the Company) as part of the monthly salary, as a component that does not carry entitlement for social benefits.~~

~~5.3.4~~	Mobile Phone

The Company will place a mobile phone at the officer’s disposal for his business and personal use, to be chosen by the Company. To the extent technically possible, the officer will be able to use a mobile phone that is in his possession and the Company will pay the cost of use of the mobile phone (not including the cost of the mobile phone itself).

The officer will be liable for any tax that may be applicable to the use of mobile phone at the Company’s expense.

5.3.3	~~5.3.5~~ Expenses and incidentals

The officer will be entitled to participate in an arrangement for meals during work hours and to reimbursement of expenses as stipulated in the work procedures pertaining to all of the Company’s employees.  The Company may agree to reimburse the CEO for private or social club dues in an amount not to exceed $1,000 per month.

The officer will be liable for any tax that applies to a benefit stemming from this right.

5.3.4	~~5.3.6~~ Annual Vacation

An officer will be entitled to an annual vacation and to accumulate it as per the scope indicated in the annual vacation charts in the Company’s procedures (or in accordance with the Annual Leave Law, if these charts are not included in the Company’s procedures).

5.3.5	~~5.3.7~~ Sick Leave

An officer based in Israel will be entitled to be absent from work by reason of illness in accordance with the provisions of the Sick Pay Law. An officer will be entitled to full payment for the days during which he was absent from work due to illness, commencing on the first day of absence.

5.3.6	~~5.3.8~~ Convalescence pay

An officer in Israel shall be entitled to the payment of convalescence pay in accordance with the Convalescence Pay Law.

5.3.7	Other Compensation and Benefits Required by Law

In the event any law, regulation or ordinance applicable to any officer, director or employee of the Company requires that the Company offer any compensation or other benefit to an officer, this policy shall be deemed to permit such compensation or benefit to be conferred upon such officer.

6.	Conditions for Termination of Service

6.1	Prior Notice

An officer ~~will~~may be entitled to a prior notice period in accordance with the following table:

Position	Early Notice Period
CEO	3~~-6~~ months
Officer subordinate to the CEO	2-6 months

The prior notice period for each officer shall be approved in accordance with the approvals required under the Companies Law.

During the prior notice period, the officer will be required to continue the fulfillment of his duties, unless the Company specifically releases him from that obligation, and in that case he will be entitled to all of the terms of his employment, with no changes, during that period.

6.2	Termination Grant

The Company may provide its officers a termination grant which shall not exceed the scale specified in the table below:

Level	~~Resignation~~Termination Grant
CEO	up to 3 months
Officer subordinate to the CEO	up to 2 months

Termination grants shall be approved for an officer who meets all of the following conditions:

•	He was employed by the Company for at least two years.

•	During his employment period he substantively contributed to the promotion of the Company’s business as specified in the document presented to the Compensation Committee.

•	The officer’s termination does not involve circumstances that, according to the Compensation Committee’s judgment, justify the denial of severance pay.

•	The Company’s CEO (or the Chairman of the Board in the event of a departing CEO) recommended the payment of a termination grant.

The inclusion of a section in the employment agreement that provides for payment of a termination grant will be presented for the approvals required under the Companies Law. For the removal of any doubt, such section will not provide for payment of a termination grant that deviates from the aforementioned conditions.

The termination grant will be paid on the date of the termination of employment and will be equivalent to the base salary of the officer multiplied by the number of months as specified in the chart above and as approved, without any additional components.

6.3	Non-Competition

The officers will provide a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

7.	Indemnification and Insurance of Directors and Officers

The directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by the Company subject to receipt of approvals required under the Companies Law. The Company grants, and will continue to grant, letters of indemnification to directors and officers, subject to the receipt of approvals required under the Companies Law.

The Company is authorized to purchase insurance policies (including run-off policies) to cover the liability of directors and Officers that are currently in office and that shall be in office from time to time, including directors and Officers that may controlling shareholders or affiliated therewith, within the following limits: the maximum aggregate coverage of liability pursuant to the policies shall be not more than US$15 million for each year, including coverage for both the Company and officers and directors directly (e.g., so called “Side A” coverage). The Compensation Committee shall be authorized to increase the coverage purchased, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. The authority to approve the purchase of such insurance policies shall be vested by the Company’s Compensation Committee, provided that the premium for each policy, the maximum deductible and the terms of the contract are consistent with market conditions and will not materially affect the Company’s profits, property or liabilities.

~~8.~~	~~Maintenance of Compensation Policy - Responsibility and Authority~~

~~8.1~~	~~The CFO of the Company shall be responsible for maintaining the compensation policy is up-to-date.~~

~~8.2~~
~~The Compensation Committee will examine the provisions of the compensation policy from time to time in accordance with its discretion. Updates to this compensation policy will be approved pursuant to the requirements of the Companies Law.~~

ANNEX D

SharpLink, Ltd.
2021 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [    ], 2021
APPROVED BY THE SHAREHOLDERS: [    ], 2021

1. General.

(a) Successor to and Continuation of Prior Plan. The Plan is the successor to and continuation of the Prior Plan. As of the Effective Date, (i) no additional awards may be granted under the Prior Plan; and (ii) all outstanding awards granted under the Prior Plan shall remain subject to the terms of the Prior Plan. All Awards granted under this Plan shall be subject to the terms of this Plan.

(b) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors, and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Ordinary Shares through the granting of Awards.

(c) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(d) Adoption Date; Effective Date. The Plan shall come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2. Shares Subject to the Plan.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of Ordinary Shares that may be issued pursuant to Awards shall not exceed 4,673,264 shares.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of Ordinary Shares that may be issued pursuant to the exercise of Incentive Stock Options is 4,673,264 shares.

(c) Share Reserve Operation.

(i) Limit Applies to Ordinary Shares Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of Ordinary Shares that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company shall keep available at all times the number of Ordinary Shares reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance shall not reduce the number of Ordinary Shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Ordinary Shares and Do Not Reduce Share Reserve. The following actions do not result in an issuance of Ordinary Shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Ordinary Shares), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award, or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Ordinary Shares to Share Reserve. The following Ordinary Shares previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve shall be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares, (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award, and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3. Eligibility and Limitations.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Shareholders. A Ten Percent Shareholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company (as such term is defined in Rule 405) unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A because the Awards are granted pursuant to a corporate transaction (such as a spin off transaction) or unless such Awards otherwise comply with the distribution requirements of Section 409A.

(c) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any period commencing on the date of the Company’s Annual Meeting of Shareholders for a particular year and ending on the day immediately prior to the date of the Company’s Annual Meeting of Shareholders for the next subsequent year (the “Annual Period”), including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such Annual Period, $1,000,000 in total value, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 3(d) shall apply commencing with the Annual Period that begins on the Company’s first Annual Meeting of Shareholders following the Effective Date.

4. Options and Stock Appreciation Rights.

Each Option and SAR shall have such terms and conditions as determined by the Board. Each Option shall be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option shall be a Nonstatutory Stock Option, and the Ordinary Shares purchased upon exercise of each type of Option shall be separately accounted for. Each SAR shall be denominated in Ordinary Shares equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement shall conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Shareholders, no Option or SAR shall be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Shareholders, the exercise or strike price of each Option or SAR shall not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Ordinary Shares subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of Ordinary Shares that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Ordinary Shares is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Ordinary Shares, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company shall reduce the number of Ordinary Shares issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price shall not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR shall not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of Ordinary Shares equal to the number of Ordinary Shares equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Ordinary Shares or cash (or any combination of Ordinary Shares and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs shall apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of being transferred:

(i) Restrictions on Transfer. An Option or SAR shall not be transferable, except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs shall cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs shall terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant shall be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant shall have no further right, title or interest in such forfeited Award, the Ordinary Shares subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award shall terminate, and the Participant shall have no further right, title or interest in the terminated Award, the Ordinary Shares subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of Ordinary Shares upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last 30 days of the applicable Post-Termination Exercise Period the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of Ordinary Shares upon such exercise would violate Applicable Law, then the applicable Post-Termination Exercise Period shall be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, shall be first exercisable for any Ordinary Shares until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR shall be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole Ordinary Shares or their equivalents.

5. Awards Other Than Options and Stock Appreciation Rights.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award shall have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement shall conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) RSAs: To the extent consistent with the Company’s Bylaws, at the Board’s election, Ordinary Shares subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate shall be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant shall have voting and other rights as a Shareholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSUs: An RSU Award represents a Participant’s right to be issued on a future date the number of Ordinary Shares that is equal to the number of restricted stock units subject to the RSU Award. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue Ordinary Shares in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant shall not have voting or any other rights as a Shareholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(3) RSA: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of consideration (including future services) as the Board may determine and permissible under Applicable Law.

(4) RSU: Unless otherwise determined by the Board at the time of grant, a RSU Award shall be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant shall not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any Ordinary Shares pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any Ordinary Shares in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards shall cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the Ordinary Shares held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and (ii) any portion of his or her RSU Award that has not vested shall be forfeited upon such termination and the Participant shall have no further right, title or interest in the RSU Award, the Ordinary Shares issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any Ordinary Shares subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. A RSU Award may be settled by the issuance of Ordinary Shares or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained shall be determined by the Board.

(c) Other Awards. Other forms of Awards valued in whole or in part by reference to, or otherwise based on, Ordinary Shares, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board shall have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards shall be granted, the number of Ordinary Shares (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6. Adjustments upon Changes in Ordinary Shares; Other Corporate Events.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of Ordinary Shares subject to the Plan and the maximum number of shares by which the Share Reserve may annually increase pursuant to Section 2(a), (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(a), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Ordinary Shares subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional Ordinary Shares shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding Ordinary Shares not subject to a forfeiture condition or the Company’s right of repurchase) shall terminate immediately prior to the completion of such dissolution or liquidation, and the Ordinary Shares subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions shall apply to Awards in the event of a Corporate Transaction except as set forth in Section 11, and unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the Shareholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Ordinary Shares issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume, continue or substitute the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution shall be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and SARs, the time when such Awards may be exercised) shall be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards shall terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards shall lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that shall accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards shall accelerate at 100% of the target level upon the occurrence of the Corporate Transaction. With respect to the vesting of Awards that shall accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment shall be made no later than 30 days following the occurrence of the Corporate Transaction.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards shall terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards shall not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award shall terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but shall receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Shareholder Representative. As a condition to the receipt of an Award under this Plan, a Participant shall be deemed to have agreed that the Award shall be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a Shareholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the Shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Ordinary Shares or the rights thereof or which are convertible into or exchangeable for Ordinary Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7. Administration.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time: (1) which of the persons eligible under the Plan shall be granted Awards; (2) when and how each Award shall be granted; (3) what type or combination of types of Award shall be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive an issuance of Ordinary Shares or other payment pursuant to an Award; (5) the number of Ordinary Shares or cash equivalent with respect to which an Award shall be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Ordinary Shares, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof shall vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it shall vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to Shareholders, or any other change affecting the Ordinary Shares or the share price of the Ordinary Shares (including, but not limited to, any Corporate Transaction), for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that Shareholder approval shall be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan shall not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for Shareholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award shall not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval shall not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of Ordinary Shares, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with the Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award shall be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award shall be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of Ordinary Shares to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation shall specify the total number of Ordinary Shares that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards shall be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8. Tax Withholding

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for, any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the grant, exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue Ordinary Shares subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding Ordinary Shares from the Ordinary Shares issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and shall not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Ordinary Shares on the date of grant as determined by the Internal Revenue Service and the Option or SAR otherwise complies with the deferral of compensation and other requirements of Section 409A.

(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9. Miscellaneous.

(a) Source of Shares. The stock issuable under the Plan shall be shares of authorized but unissued or reacquired Ordinary Shares, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Ordinary Shares. Proceeds from the sale of Ordinary Shares pursuant to Awards shall constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records shall control and the Participant shall have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Shareholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Ordinary Shares subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Ordinary Shares subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award shall constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant shall have no right with respect to any portion of the Award that is so reduced or extended.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document shall include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award, the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Ordinary Shares (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan shall be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Ordinary Shares or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy shall be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant shall not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant shall not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of a Restricted Stock Award and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Ordinary Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals shall be subject to the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements shall be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the Ordinary Shares are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) shall be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred shall be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Minnesota, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Minnesota.

10. Covenants of the Company.

(a) Compliance with Law. The Company shall seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Ordinary Shares upon exercise or vesting of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Ordinary Shares issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Ordinary Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Ordinary Shares upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Ordinary Shares pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11. Additional Rules for Awards Subject to Section 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event shall the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares shall be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control, then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control, the settlement of the Vested Non-Exempt Award shall automatically be accelerated and the shares shall be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant shall receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award shall remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity shall not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity shall not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control, then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control, the vesting and settlement of any Non-Exempt Director Award shall automatically be accelerated and the shares shall be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant shall instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award shall remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it shall be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it shall be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award shall not trigger the additional tax imposed under Section 409A, and any ambiguities herein shall be so interpreted.

12. Severability. If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which shall give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13. Termination of the Plan.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s Shareholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14. Definitions.

As used in the Plan, the following definitions apply to the capitalized terms below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Ordinary Shares, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants.

(h) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Ordinary Shares subject to the Plan or subject to any Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company shall not be treated as a Capitalization Adjustment.

(i) “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company or an Affiliate; (ii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or an Affiliate or of any statutory duty owed to the Company or an Affiliate; (iii)  such Participant’s unauthorized use or disclosure of the Company’s or any of its Affiliate’s confidential information or trade secrets; or (iv) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause shall be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or an Affiliate or such Participant for any other purpose.

(j) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events; provided, however, to the extent necessary to avoid adverse personal income tax consequences to the Participant in connection with an Award, such event or events, as the case may be, also constitute a Section 409A Change in Control:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the Shareholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by Shareholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(k) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m) “Company” means SharpLink, Ltd., an Israeli limited company, or any successor thereto.

(m) “Compensation Committee” means the Compensation Committee of the Board.

(o) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(p) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, shall not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service shall be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director shall not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence shall be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service shall be made, and such term shall be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(q) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(r) “Director” means a member of the Board.

(s) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(t) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and shall be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(u) “Effective Date” means the IPO Date, provided this Plan is approved by the Company’s Shareholders prior to the IPO Date.

(v) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an “Employee” for purposes of the Plan.

(w) “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(x) “Entity” means a corporation, partnership, limited liability company or other entity.

(y)“ Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(z)“Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” shall not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the Shareholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(aa) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Ordinary Shares (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Ordinary Shares is listed on any established stock exchange or traded on any established market, the Fair Market Value shall be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Ordinary Shares) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Ordinary Shares on the date of determination, then the Fair Market Value shall be the closing sales price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Ordinary Shares, or if otherwise determined by the Board, the Fair Market Value shall be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(bb) “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity, any court or other tribunal, and any Tax authority) or other body exercising similar powers or authority; or (iv) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(cc) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of Ordinary Shares subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(dd) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ee) “IPO Date” means the date of the underwriting agreement between the Company and the underwriter(s) managing the initial public offering of the Ordinary Shares, pursuant to which the Ordinary Shares is priced for the initial public offering.

(ff) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award shall not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Law.

(gg) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(hh) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company or (ii) the terms of any Non-Exempt Severance Agreement.

(ii) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(jj) “Non-Exempt Severance Arrangement” means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder)) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(kk) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(ll) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(mm) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase Ordinary Shares granted pursuant to the Plan.

(nn) “Option Agreement” means a written agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided to a Participant along with the Grant Notice. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(oo) “Ordinary Shares” means the Ordinary Shares of the Company.

(pp) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(qq) “Other Award” means an award based in whole or in part by reference to the Ordinary Shares which is granted pursuant to the terms and conditions of Section 5(c).

(rr) “Other Award Agreement” means a written agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement shall be subject to the terms and conditions of the Plan.

(ss) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity shall be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(tt) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(uu) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Ordinary Shares.

(vv) “Performance Criteria” means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any measure of performance selected by the Board.

(ww) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board shall appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding Ordinary Shares by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to holders of Ordinary Shares other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

(xx) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals shall be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(yy) “Plan” means this SharpLink, Ltd. 2021 Equity Incentive Plan, as amended from time to time.

(zz) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day to day operations of the Plan and the Company’s other equity incentive programs.

(aaa) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(bbb) “Prior Plan” means the Company’s 2006 Stock Option Plan, as amended.

(ccc) “Prospectus” means the document containing the Plan information specified in Section 10(a) of the Securities Act.

(ddd) “Restricted Stock Award” or “RSA” means an Award of Ordinary Shares which is granted pursuant to the terms and conditions of Section 5(a).

(eee) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(fff) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of Ordinary Shares which is granted pursuant to the terms and conditions of Section 5(a).

(ggg) “RSU Award Agreement” means a written agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided to a Participant along with the Grant Notice. Each RSU Award Agreement shall be subject to the terms and conditions of the Plan.

(hhh) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(iii) “Rule 405” means Rule 405 promulgated under the Securities Act.

(jjj) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(kkk) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(lll) “Securities Act” means the Securities Act of 1933, as amended.

(mmm) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(nnn) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Ordinary Shares that is granted pursuant to the terms and conditions of Section 4.

(ooo) “SAR Agreement” means a written agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided to a Participant along with the Grant Notice. Each SAR Agreement shall be subject to the terms and conditions of the Plan.

(ppp) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(qqq) “Ten Percent Shareholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(rrr) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(sss) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(ttt) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

ANNEX E

April 8, 2021

The Board of Directors
Mer Telemanagement Solutions Ltd.

We understand that Mer Telemanagement Solutions Ltd., an Israeli limited company (“MTS”), New SL Acquisition Corp., a Delaware corporation and wholly owned subsidiary of MTS (“Merger Sub”), and SharpLink, Inc., a Minnesota corporation (“SharpLink”), are planning to sign an Agreement and Plan of Merger during April 2021 (the "Agreement").  MTS and SharpLink intend to effect a merger of Merger Sub with and into SharpLink (the “Merger”) in accordance with this Agreement and in accordance with the provisions of the Minnesota Business Corporation Act. Upon consummation of the Merger, Merger Sub will cease to exist and SharpLink will become a wholly owned subsidiary of MTS, on the terms and subject to the conditions set forth in the Agreement.  Based on the exchange ratio, following the closing of the transactions contemplated by the Agreement, MTS shareholders will hold 14%, and SharpLink shareholders will hold 86% of the combined entity, on a fully-diluted basis (including shares reserved for issuance under a new option plan, which will be included in the 86% to be held by SharpLink shareholders ("Exchange Ratio").

The Board of Directors of MTS has requested Variance Ascola Ltd ("Variance Ascola") to render an opinion (the "Opinion") as to the fairness, from a financial point of view, of the Exchange Ratio.

In conducting our analysis and arriving at the opinion expressed herein, we haveamong other things, (i) reviewed the draft of the Agreement dated April 4, 2021, including the draft Second Amended and Restated Articles attached thereto as an exhibit, which, for purposes of the opinion we assumed to be identical in all material respects to the document to be executed; (ii) reviewed audited financial statements of SharpLink for fiscal years ended December 31, 2019 and 2020; (iii) reviewed audited financial statement of MTS for the fiscal year ended December 31, 2019 and unaudited financial results of MTS for the fiscal year ended December 31, 2020; (iv) reviewed information furnished to us by the managements of MTS  and SharpLink, including certain financial forecasts and estimates, internal financial analyses, budgets, reports and other information or, together, the Forecasts; (v) held discussions with various members of senior management of MTS and SharpLink concerning historical and current operations, financial conditions and prospects, including recent financial performance; (vi) reviewed the recent share trading price history of MTS; and (vii) reviewed the valuation of MTS implied by the Alpha Capital Closing Financing. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to MTS and SharpLink as we considered appropriate in rendering this opinion.

The Opinion includes a description of the methodology, the analysis and the main assumptions that were used to examine the fairness and reasonability of the Exchange Ratio. The Opinion relies on accepted methodologies, that include, inter alia, the following: (1) estimating SharpLink’s fair value based on the (i) Discounted Cash Flow (DCF) approach with two main scenarios; and (ii) Market approach using revenues multipliers of companies with similar operating qualities; (2)  estimating MTS’s fair value based on the DCF approach plus the value of a publicly traded shell; (3) examining the Exchange Ratio derived from the valuations described above; and (4) examining the Exchange Ratio derived from the Alpha Capital Anstalt investment in SharpLink.

Variance Ascola Ltd. 40, Toval st., Ramat-Gan, Israel	Tel: +972 3 5025155 Fax: +972 3 5025175

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all the information that was publicly available or supplied or otherwise provided to us by SharpLink and MTS and their respective employees and formed a substantial basis for the Opinion. With respect to the Forecasts provided by the managements of SharpLink and MTS, we have assumed, at the direction of the management of MTS, without independent verification, that the Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of SharpLink and MTS as to the future financial performance of the companies. We have also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of SharpLink and MTS since the date of the last financial statements that were made available to us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of SharpLink and MTS. At the direction of representatives of MTS, we also assumed that the transaction will be consummated in accordance with its terms set forth in the Agreement without any waiver, amendment or delay of any material term, condition or agreement.

In this Opinion, we also addressed forward looking information that was provided to us by the managements of MTS and SharpLink. The forward-looking estimates cannot predict the future; they are based on information available to MTS and SharpLink on the valuation date and include the assessments and intentions of their managements as of the valuation date, some of which, , were provided verbally. If these assessments by the managements of MTS and SharpLink are not realized, the actual results may be significantly different from the estimated or perceived results based on this information, as was used in the Opinion. Moreover, the Opinion itself relies on information that anticipates the future, and represents our assessment concerning various parameters and is based on information submitted to us. If these assessments are not realized, the actual results could be significantly different. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm this Opinion. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, and this Opinion does not purport to address potential developments in any of such markets.

The Opinion does not constitute a due diligence examination and does not claim to opine on any factual information provided to us and did not involve the scrutiny of MTS and SharpLink contracts and contractual relations.  It is emphasized that we are not legal, tax, regulatory or accounting advisors and we have relied upon, without independent verification, the assessment of MTS and SharpLink and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. This Opinion does not constitute any legal advice, accounting, tax, or regulatory opinion.

We hereby confirm that we are free of conflict of interest concerning the execution of this work and the provision of the Opinion; we have no personal interests in MTS and SharpLink’s shares and/or a transaction under consideration and we are not dependent on MTS or SharpLink and/or on one of their controlling shareholders and/or on any person acting on their behalf (including functionaries, members of their respective Boards of Directors, shareholders, or any other third party), directly or indirectly. It is noted that we received or will receive fees that are immaterial to our overall business in connection with this Opinion. The fees for the preparation of this opinion and all that is related to it have been determined in advance and are not contingent on the results of this Opinion. It is hereby clarified that we did not participate in negotiations that took place for the Merger.

Variance Ascola Ltd. 40, Toval st., Ramat-Gan, Israel	Tel: +972 3 5025155 Fax: +972 3 5025175

In no event will we bear responsibility for any loss, damage, cost or expense that will be incurred in any way as a result of fraud, false representation, misleading behavior, providing false information or by the withholding of information to us. This Opinion is provided according to our professional knowledge based on the information provided to us by MTS and SharpLink, as mentioned above. The aforementioned information provided to us is the sole responsibility of MTS and SharpLink. Our responsibility towards MTS, for claims, loss, expenses or other damage that will be incurred due to the opinion (hereinafter: "Damage") is limited to up to three times the amount of the consulting fees (hereinafter: "the Maximum Amount"), except in the case of damages resulting from our lack of good faith, malice or serious negligence and/or by a person on our behalf. MTS will compensate us for damage incurred based on this Opinion, that exceeds the Maximum Amount (up to the Maximum Amount, there is no compensation) provided MTS will be afforded the opportunity to participate in the defense of the claim pursuant to which such damage was incurred, unless in the event the damage is related to our lack of good faith, malice or negligence and/or by a person on our behalf.

We consent to the inclusion of this Opinion in its entirety and reference to this Opinion in any proxy statement required to be distributed to MTS' shareholders in connection with the Merger so long as such inclusion and reference is in form and substance acceptable to us and our counsel. This Opinion should not be used or quoted for any purpose other than the purpose mentioned hereinabove.

In our opinion, based on all of the aforementioned and pursuant to the implementation of the aforementioned procedures, the Exchange Ratio provided for in the Agreement is fair and reasonable, from a financial point of view, to MTS. This Opinion is for the use of the Board of Directors of MTS in its evaluation of the transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the transaction.

Sincerely, /s/ Variance Ascola Ltd. Variance Ascola Ltd.

Variance Ascola Ltd. 40, Toval st., Ramat-Gan, Israel	Tel: +972 3 5025155 Fax: +972 3 5025175

ANNEX F

Consolidated Financial Statements December 31, 2020 and 2019 SharpLink, Inc. and Subsidiary

SharpLink, Inc. and Subsidiary

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors of SharpLink, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of SharpLink, Inc. and subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the audits of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of preferred stock commitment fee and common stock
As described in Notes 1 and 6 to the financial statements, the Company issued 2,000 shares of Series A 8% Convertible Preferred Stock in 2020. In connection with this issuance, management identified the commitment fee as a derivative liability that requires its fair value to be calculated. As described in Note 11, the Company calculates stock-based compensation using the Black Scholes option pricing model. Included in management’s assumptions utilized in the Black-Scholes option pricing model is the fair value of the Company’s common stock. The valuation of the commitment fee and underlying common stock for inclusion in the calculation of fair value of stock options include significant assumptions related to the selection of guideline public companies, the estimate of volatility, and the likelihood of a going public transaction.

We identified the valuation of the commitment fee and the common stock underlying the stock options as a critical audit matter. The calculations of the fair value of both of these items include similar significant assumptions and judgments made by management including the reasonableness of guideline public companies, the calculation of volatility, and the likelihood of a going public transaction occurring. Auditing management’s assumptions and judgments requires a high level of auditor judgment due to the impact these assumptions have on the accounting estimate.

Our audit procedures related to the Company’s valuation of the commitment fee and common stock underlying the stock options included the following, among others:

•	With the assistance of our valuation specialist, we performed the following:

-	Evaluated selected guideline public companies by reading the business descriptions and examining financial metrics of the comparable public companies.

-	Evaluated assumptions related to discount rates, and discounts related to the lack of marketability.

-	Tested the relevance and reliability of source information, including data used to estimate volatility.

-	Evaluated the reasonableness and accuracy of the Company’s valuation techniques for the commitment fee and the fair value of the common stock.

•
We evaluated the reasonableness of the timing and likelihood of a going public transaction by considering the known facts and circumstances available to management and their impact on the likelihood of the transaction occurring by engaging in discussions with management, the Company’s legal counsel, and the Company’s investment banker regarding management’s ability to complete the going public transaction.

Goodwill impairment
As described in Note 1 to the financial statements, the Company performs goodwill impairment testing annually, or more frequently if events or circumstances indicate the carrying value of a reporting unit that includes goodwill might exceed the fair value of that reporting unit. In assessing the fair value of goodwill, the Company, with the assistance of a valuation specialist, uses a market approach to estimate fair value based on comparable market multiples for companies engaged in similar business.

We identified the fair value determination of the Company’s reporting unit containing goodwill as a critical audit matter because of the significant assumptions involved in management’s estimate, which requires a significant level of auditor judgment. Management’s significant assumptions include the selection of the comparable guideline public companies and company specific multiple adjustments.

Our audit procedures related to the Company’s goodwill impairment analysis included the following, among others:

•	We evaluated the reasonableness of management’s selection of guideline public companies by reading the business descriptions and examining financial metrics of the comparable public companies.

•	With the assistance of our valuation specialist, tested the completeness, accuracy and relevance of underlying data supporting the market multiple approach.

•	We evaluated the reasonableness of management’s estimate by performing an independent calculation, which considered historical transactions of the Company in comparison to industry market multiples.

/s/ RSM US LLP

We have served as the Company’s auditor since 2021.

Minneapolis, Minnesota
March 19, 2021, except for Notes 13 and 14, as to which the date is June 3, 2021

 SharpLink, Inc. and Subsidiary
 Consolidated Balance Sheets
December 31, 2020 and 2019

	2020	2019

Assets

Current Assets
Cash	$2,585,180	$1,801,230
Accounts receivable	355,912	913,892
Contract asset	275,337	195,516
Prepaid expenses	4,647	272
Stock subscriptions	-	130,532
Advance to Parent	-	124,563

Total current assets	3,221,076	3,166,005

Equipment, Net	17,189	31,449

Right-of-Use Asset - Operating Lease	193,086	219,050

Intangibles
Intangible assets, net	608,596	429,066
Goodwill	381,000	381,000

	989,596	810,066

Total assets	$4,420,947	$4,226,570

See Notes to Consolidated Financial Statements

SharpLink, Inc. and Subsidiary
 Consolidated Balance Sheets
December 31, 2020 and 2019

	2020	2019

Liabilities and Stockholders' Equity

Current Liabilities

Accrued expenses	$241,299	$89,521
Deferred revenue	406,508	816,672
Due to Parent	284,109	-
Commitment fee	577,000	-
Current portion of lease liability	27,565	25,963

Total current liabilities	1,536,481	932,156

Long-Term Liabilities
Deferred tax liability	4,386	3,417
Lease liability	165,522	193,086

Total liabilities	1,706,389	1,128,659

Commitments and Contingencies

Temporary Equity
8% Redeemable convertible preferred stock, $0.01 par value,
authorized 9,000 shares, 2,000 shares issued and outstanding,
liquidation preference of $2,003,507	1,359,047	-

Stockholders' Equity
Common stock, $0.01 par value: authorized 20,000,000 shares
at December 31, 2020 and 2019; issued and outstanding:
8,051,942 and 3,988,168 shares at December 31, 2020 and
2019, respectively	80,519	39,882
Additional paid-in capital	3,968,386	3,953,515
Accumulated deficit	(2,688,128)	(895,486)
Stock subscription	(5,266)	-

Total stockholders' equity	1,355,511	3,097,911

Total liabilities and stockholders' equity	$4,420,947	$4,226,570

See Notes to Consolidated Financial Statements

SharpLink, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019

Revenues	$2,278,814	$2,381,737

Cost of Revenues	1,799,384	1,961,183

Gross Profit	479,430	420,554

Operating Expenses
Selling, general, and administrative expenses	1,553,095	704,460
Depreciation and amortization	133,030	97,857

Total operating expenses	1,686,125	802,317

Operating Loss	(1,206,695)	(381,763)

Other Income and Expense
Loan forgiveness income	46,500	-
Interest income	23,468	15,777
Interest expense	(1,375)	(20,037)

Total other income and expense	68,593	(4,260)

Loss Before Income Taxes	(1,138,102)	(386,023)

Provision for (Benefit from) Income Taxes	970	(79,870)

Net Loss	$(1,139,072)	$(306,153)

Numerator for basic and diluted net loss per share:
Net loss available to common shareholders	$(1,155,900)	$(306,153)

Denominator for basic and diluted net loss per share:
Weighted average shares outstanding	8,048,194	6,587,361

Net Loss Per Share - Basic
Net loss per share	$(0.14)	$(0.05)

Net Loss Per Share - Diluted
Net loss per share	$(0.14)	$(0.05)

See Notes to Consolidated Financial Statements

SharpLink, Inc. and Subsidiary
Consolidated Statements of Stockholders’ Equity
Years Ended December 31, 2020 and 2019

	Common Stock
			Additional				Total
			Paid-in	Stock	Accumulated	Divisional	Stockholders'
	Shares	Amount	Capital	Subscription	Deficit	Equity	Equity

Balance, January 1, 2019	-	$-	$-	$-	$-	$1,229,561	$1,229,561

Retrospective impact of common
control merger (Note 1)	-	-	1,229,561	-	-	(1,229,561)	-
Distributions to Parent	-	-	-	-	(589,333)	-	(589,333)
Issuance of common stock	3,946,398	39,464	2,653,332	-	-	-	2,692,796
Common stock issued upon conversion
of convertible notes	41,770	418	70,622	-	-	-	71,040
Net loss	-	-	-	-	(306,153)	-	(306,153)

Balance, December 31, 2019	3,988,168	39,882	3,953,515	-	(895,486)	-	3,097,911

Issuance of common stock	2,633	26	5,240	(5,266)	-	-	-
Shares issued to Parent in common
control merger (Note 1)	4,061,141	40,611	(40,611)	-	-	-	-
Distributions to Parent	-	-	-	-	(653,570)	-	(653,570)
Stock-based compensation expense	-	-	67,070	-	-	-	67,070
Preferred stock discount accretion	-	-	(13,321)	-	-	-	(13,321)
Preferred stock dividend accretion	-	-	(3,507)	-	-	-	(3,507)
Net loss	-	-	-	-	(1,139,072)	-	(1,139,072)

Balance, December 31, 2020	8,051,942	$80,519	$3,968,386	$(5,266)	$(2,688,128)	$-	$1,355,511

See Notes to Consolidated Financial Statements

SharpLink, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019

Operating Activities
Net loss	$(1,139,072)	$(306,153)
Adjustments to reconcile net loss
to net cash used for operating activities
Depreciation and amortization	133,030	97,857
Deferred tax expense (benefit)	970	(79,870)
Stock-based compensation expense	67,070	-
Loan forgiveness income	(46,500)	-
Changes in assets and liabilities
Accounts receivable	557,980	27,471
Contract asset	(79,821)	(51,152)
Prepaid expenses	(4,375)	-
Accrued expenses	151,778	36,042
Deferred revenue	(410,164)	350,627

Net Cash (used for) from Operating Activities	(769,104)	74,822

Investing Activities
Capital expenditures for equipment	(6,070)	(19,290)
Capital expenditures for internally developed software	(292,229)	(173,710)

Net Cash used for Investing Activities	(298,299)	(193,000)

Financing Activities
Proceeds from PPP loan	46,500	-
Collection of stock subscriptions	130,532	-
Preferred stock and commitment fee issuance	1,919,219	-
Net advances to and proceeds from Parent	408,672	(124,563)
Distributions to Parent	(653,570)	(589,333)
Issuance of common stock	-	2,562,264
Proceeds from isssuance of convertible notes	-	1,882,500
Principal payments on convertible notes	-	(1,811,460)

Net Cash from Financing Activities	1,851,353	1,919,408

Net Change in Cash	783,950	1,801,230

Cash, Beginning of Year	1,801,230	-

Cash, End of Year	$2,585,180	$1,801,230

Non-Cash Financing Activities
Notes coverted to common stock	$-	$71,040
Common stock issued on subscription	5,266	130,532
Preferred stock discount accretion	13,321	-
Preferred stock dividend accretion	3,507	-

See Notes to Consolidated Financial Statements

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 1 -	Summary of Significant Accounting Policies

Nature of Business

SharpLink, Inc. (SharpLink or the Company) was incorporated in February 2019 in Minnesota. The Company develops software to engage the end users of sports media content in a variety of different ways, including providing games and contests primarily on a software-as-a-service (SaaS) basis, with the occasional licensing agreement to develop software. SharpLink is also developing lead generation software that connects sports media consumers to legal sports wagering operators in the United States.

The Company is majority owned by SportsHub Games Network (Parent). The Parent owns 83% of the outstanding common stock in the Company as of December 31, 2020.

Merger

On November 1, 2020, the Company entered into a Contribution Agreement with the Parent that contributed certain assets and liabilities to the Parent’s newly formed, wholly owned subsidiary, Sports Technologies, LLC (STI). Following this contribution, STI merged into the Company’s wholly owned subsidiary, ST Acquisitions, LLC, in a reverse triangular merger under which STI remains as the surviving subsidiary to the Company. As consideration in exchange for the merger, the Company issued 4,061,141 shares of SharpLink, Inc. common stock to Parent.

The assets and liabilities contributed to STI previously operated as a division of the Parent. Divisional equity represents the net assets of this division prior to merger. The Company has accounted for the operations of STI beginning January 1, 2019, due to the common control nature of the merger.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of SharpLink, which is developing the lead generation software for online sports gambling sites, and its wholly owned subsidiary, STI, which operates the SaaS and software licensing business.

All significant inter-company balances and transactions have been eliminated in consolidation.

Concentrations of Credit Risk

The Company maintains its cash accounts in financial institutions, the balances of which are periodically in excess of federally insured limits.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Receivables and Credit Policy

Accounts receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company has determined, based upon historical experience, its evaluation of the current status of receivables, and unusual circumstances, there is no need for an allowance for doubtful accounts. Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial conditions and generally requires no collateral.

Equipment

Equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productivity capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which ranges from three to seven years. Depreciation expense for the years ended December 31, 2020 and 2019, was $20,331 and $15,952, respectively.

Intangible Assets

Intangible assets consist of internally developed software, customer relationships, and acquired technology and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which ranges from three to seven years.

Costs associated with internally developed software are expensed as incurred unless they meet generally accepted accounting criteria for deferral and subsequent amortization. Software development costs incurred prior to the application development stage are expensed as incurred. For costs that are capitalized, the subsequent amortization is the straight-line method over the remaining economic life of the product, which is estimated to be five years. The Company begins amortizing the asset and subsequent enhancements once the software is ready for its intended use. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. The Company capitalized $292,229 and $173,710 of costs in the development of its software for the years ended December 31, 2020 and 2019, respectively.

Long-Lived Assets

The Company reviews the carrying value of its equipment and intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimate future cash flows expected to result from its use and eventual disposition. In cases where undiscounted cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no triggering events to assess for impairment for the years ended December 31, 2020 and 2019.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Goodwill

The Company records goodwill when consideration paid in an acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company has determined that there are two reporting units for the purpose of goodwill impairment tests, though only one reporting unit contains goodwill.

For purposes of assessing the impairment of goodwill, the Company annually, at its fiscal year end, estimates the fair value of the reporting unit and compares this amount to the carrying value of the reporting unit. The Company determines the fair value of its reporting units by utilizing market multiples from guideline public companies and other factors that it believes marketplace participants would utilize. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2020 and 2019, the Company completed its annual impairment test of goodwill. Based upon that evaluation, the Company determined that its goodwill was not impaired.

Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

For leases with terms greater than 12 months, the right-of-use (ROU) assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the operating lease ROU assets also includes any prepaid lease payments and are reduced by any previously accrued deferred rent. The Company’s lease does not provide a readily determinable implicit rate; therefore, the Company uses its incremental borrowing rate to discount the lease payments based on the information available at commencement date. The Company’s lease does not include a fixed rental escalation clause. Lease terms include an option to extend or terminate the lease when it is reasonably certain that such option will be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities, net operating losses, and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The Company uses a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. A tax position is recognized when it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority. The standard also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes and includes removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. ASU 2019-12 is effective for the Company beginning on January 1, 2021. The Company has early adopted this standard as of January 1, 2020, and it did not have a material impact on the Company’s consolidated financial statements or footnote disclosures.

Revenue Recognition

The Company enters into contracts for the development, hosting, operations, maintenance, and service of games and contests that are hosted by the Company and accessed through the customer’s website or other electronic media. This generally results in revenue from developing, hosting, and maintaining software for customers (cloud-hosted SaaS) or licensing revenue for the development of software.

The Company follows a five-step model to assess each sale to a customer; identify the legally binding contract, identify the performance obligations, determine the transaction price, allocate the transaction price, and determine whether revenue will be recognized at a point in time or over time.

Revenue is recognized upon transfer of control of promised products or services (i.e., performance obligations) to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for promised goods or services. The Company’s performance obligations are satisfied either over time (for cloud-hosted SaaS) or at a point in time (for software licenses), see Note 2.

Other items relating to charges collected from customers include reimbursable expenses. Charges collected from customers as part of the Company’s sales transactions are included in revenues and the associated costs are included in cost of revenues.

Transactions with Parent

Distributions

The Parent has historically paid direct expenses incurred by STI, which includes salaries and related expense for the employees of STI. The Parent collects cash on behalf of STI’s revenue generating activities. The excess of revenue collected by the Parent over the expenses paid by the Parent is recorded as a distribution to the Parent. Distribution per share has been excluded from disclosure within the Consolidated Statement of Stockholders’ Equity as only the Parent received the distribution.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Due to Parent

Since the merger of STI and SharpLink on November 1, 2020, the Company has generated a payable to the Parent for expenses paid on behalf of STI in excess of cash collected by the Parent on behalf of STI’s revenue generating activities.

Advance to Parent

In October 2019, SharpLink advanced $227,807 to the Parent as a prepayment for expenses to be paid by the Parent which were to be allocable to SharpLink. As of December 31, 2020 and 2019, the balance remaining on the advance was $0 and $124,563, respectively.

Allocation of Expenses

The Company was allocated cost of revenue, selling, general, and administrative expenses totaling $2,211,303 and $2,297,723 in the years ended December 31, 2020 and 2019, respectively, for costs incurred by the Parent that were clearly applicable to the current and future revenue producing activities of the Company. Management has allocated these expenses using judgement based on the most reasonable method for the type of expense. Allocation methods were based on headcount, budgeting, salaries expense, and revenue depending on the expense.

Stock-Based Compensation

Stock-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate, and dividend yield.

Stock Subscriptions

The Company issued stock subscriptions in December 2019 for 65,266 shares of common stock for $130,532, of which 50,000 shares were issued to a related party, as of December 31, 2019. Stock subscriptions represent consideration that has not been paid to the Company based on the subscription price agreed to between the shareholder and the Company related to the purchase of shares. The stock subscriptions for 2019 were collected in January 2020. In 2020, the Company issued 2,633 shares of common stock for $5,266 with no stated payment date. Accordingly, these subscriptions have been classified as a contra-account to stockholders’ equity.

Convertible Notes

The Company issued $1,882,500 in convertible notes in 2019 to individual shareholders. The convertible notes carried an annual interest rate of 4% and were scheduled to automatically convert into common stock on January 1, 2020, at $2 per share. All of the notes were redeemed or converted into common stock in 2019.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Redeemable Preferred Stock Issued with a Commitment Fee

The Company considers guidance within ASC 470-20, Debt (ASC 470), ASC 480, and ASC 815 when accounting for a redeemable equity instrument issued with a freestanding-instruments (e.g. commitment fee), such as in the December 2020 preferred stock issuance (First Tranche) and the second issuance upon the date the common stock is listed or quoted on any trading market (Going Public Transaction) (Second Tranche). In circumstances in which redeemable convertible preferred stock is issued with a commitment fee, the proceeds from the issuance of the convertible preferred stock are first allocated to the commitment fee at its full estimated fair value.

Commitment Fee

The Company accounts for the commitment fee as either equity instrument, liability, or derivative liability in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480) and/or ASC 815, Derivatives and Hedging (ASC 815), depending on the specific terms of the agreement. The commitment fee, which requires the Company to issue common shares equal to the greater of either 15% of the aggregate of the First and Second Tranche or 3% of the Company’s issued and outstanding capital immediately following the Second Tranche, may require the Company to transfer a variable number of shares outside of its control, is classified as a liability. Liability-classified instruments are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified, or otherwise settled. Changes in the estimated fair value of liability-classified instruments are immaterial for the year ended December 31, 2020.

Net loss per share

Basic net loss per share is calculated by dividing net loss available to common stockholders adjusted for preferred stock discount accretion and dividends accrued on preferred stock by the weighted-average number of common shares outstanding during the period excluding the effects of any potentially dilutive securities. Diluted net loss per share is computed similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if potential common shares had been issued if such additional common shares were dilutive. Since the Company had net losses for all the periods presented, basic and diluted loss per share are the same, and additional potential common shares have been excluded, as their effect would be anti-dilutive.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with generally accepted accounting principles, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Paycheck Protection Program (PPP) Loan

The Company was granted a $46,500 loan on April 15, 2020, under the PPP administered by the Small Business Administration (SBA) approved partner. Management determined that the Company was eligible to receive the loan due to the size of the Company, its immediate financial need, and access to other capital resources at the time of the funding. The loan was uncollateralized and fully guaranteed by the Federal government. It carried an interest rate of 1%, payments of $2,478 were scheduled to begin on October 20, 2020, and the loan matures on April 20, 2022. The Company initially recorded a note payable and subsequently recorded forgiveness when the loan obligation was legally released by the SBA on December 7, 2020. The Company may be audited by the SBA for a period of up to six years after the date it was forgiven to determine whether the Company met the qualifications for the loan. The Company recognized $46,500 of loan forgiveness income within other income and expense on the consolidated statement of operations for the year ended December 31, 2020.

Recently Issued Accounting Pronouncements Not Yet Adopted

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASC 326, Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments (ASC 326), which replaces the existing incurred loss model with a current expected credit loss (CECL) model that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company would be required to use a forward-looking CECL model for accounts receivables, guarantees, and other financial instruments. The Company will adopt ASC 326 on January 1, 2023, and does not expect ASC 326 to have a material impact on its consolidated financial statements.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 2 -	Revenue Recognition

Nature of Products and Services

Software License

The Company’s software license allows the customer to take the software on premise. Electronic transfer of software licenses are recognized upon transfer of control, which is considered to occur when it is provided to the customer, resulting in revenue being recognized after the software has been delivered. Payments are due 30 days after being invoiced.

Software as-a-Service

SaaS arrangements are highly integrated services of development and hosting that grant customers the right to access the software. Updates are generally made available throughout the entire term of the arrangement, which is generally the length of a league season or single event period. The Company provides a stand-ready obligation that includes an online library and technical support resources in these SaaS arrangements, which constitute a single, combined performance obligation, and revenue is recognized over the term of the service. Invoicing generally reflects two milestone payment terms. Other revenues related to the lead generation software the Company is developing are immaterial.

Revenues by Category

The Company combines its revenue into two categories, as follows:

	2020	2019

Software license	$142,600	$587,750
Software-as-a-service and other	2,136,214	1,793,987

Total	$2,278,814	$2,381,737

Significant Judgments

The Company’s lone license contract contains promises to transfer multiple products to the customer. Judgment is required to determine whether each product is considered to be a distinct performance obligation that should be accounted for separately under the contract. The Company allocates the transaction price to the distinct performance obligations based on relative standalone selling price (SSP) such as the prices charged to customers on a standalone basis, contractually stated prices, and other entity specific factors or by using information such as market conditions and other observable inputs. The Company estimates SSP by maximizing use of observable prices such as contractually stated prices.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Determining whether licenses are distinct performance obligations that should be accounted for separately, or not distinct and thus accounted for together, requires significant judgment. In some arrangements, such as the Company’s license arrangements, the Company has concluded that the individual licenses are distinct from each other. In others, like the Company’s SaaS arrangements, the software development and final product are not distinct from each other because they are highly integrated and therefore the Company has concluded that these promised goods are a single, combined performance obligation.

If a group of agreements are so closely related that they are, in effect, part of a single arrangement, such agreements are deemed to be one arrangement for revenue recognition purposes. The Company exercises significant judgment to evaluate the relevant facts and circumstances in determining whether the separate agreements should be accounted for separately or as, in substance, a single arrangement. The Company’s judgments about whether a group of contracts comprise a single arrangement can affect the allocation of consideration to the distinct performance obligations, which could have an effect on results of operations for the periods involved.

The Company is required to estimate the total consideration expected to be received from contracts with customers. In limited circumstances, the consideration expected to be received is fixed based on the specific terms of the contract or based on the Company’s expectations of the term of the contract. Generally, the Company has not experienced significant returns from or refunds to customers. These estimates require significant judgment and the change in these estimates could have an effect on its results of operations during the periods involved.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in contract advanced billings on the Company’s consolidated balance sheet. The Company has an enforceable right to payment upon invoicing and records deferred revenue when revenue is recognized subsequent to invoicing. The Company recognizes unbilled revenue when revenue is recognized prior to invoicing.

The Company recognizes contract assets related to direct costs incurred to fulfill the contracts. These costs are primarily labor costs associated with the development of the software. The Company defers these costs and amortizes them into cost of revenue over the period revenue is recognized.

The activity in the contract assets for the years ending December 31, 2020 and 2019, are as follows:

Amount

Balance as of January 1, 2019	$144,364

Labor costs expensed	(298,866)
Labor costs deferred	350,018

Balance as of December 31, 2019	195,516

Labor costs expensed	(391,423)
Labor costs deferred	471,244

Balance as of December 31, 2020	$275,337

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The Company’s assets and liabilities related to its contracts with customers were as follows:

	December 31,	December 31,	January 1,
	2020	2019	2019

Accounts receivable	$324,302	$730,890	$685,111
Unbilled revenue (reported in accounts receivable)	31,610	183,002	256,252
Contract assets	275,337	195,516	144,364
Deferred revenue	(406,508)	(816,672)	(466,045)

During the years ended December 31, 2020 and 2019, the Company recognized all of the revenue that was included in deferred revenue at the beginning of the period. All other activity in contract advanced billing is due to the timing of invoices in relation to the timing of revenue as described above.

Contracted but unsatisfied performance obligations were approximately $1,610,473 as of December 31, 2020, of which the Company expects to recognize in revenue over the next 12 months. During the years ended December 31, 2020 and 2019, no revenue was recognized from performance obligations satisfied in previous periods.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that its contracts generally do not include a significant financing component. The primary purpose of invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, and not to facilitate financing arrangements.

Note 3 -	Intangible Assets

Intangible assets as of December 31, 2020 and 2019, consist of the following:

		Accumulated
	Cost	Amortization	Net

Balance, December 31, 2020
Customer relationships	$160,000	$108,571	$51,429
Acquired technology	430,000	304,645	125,355
Internally developed software	341,267	34,127	307,140
Software in development	124,672	-	124,672

	$1,055,939	$447,343	$608,596

Balance, December 31, 2019
Customer relationships	$160,000	$85,714	$74,286
Acquired technology	430,000	248,930	181,070
Software in development	173,710	-	173,710

	$763,710	$334,644	$429,066

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Amortization expense for the years ended December 31, 2020 and 2019, was $112,699 and $81,905, respectively. Estimated future amortization expense related to the intangible assets placed into service is as follows:

Years Ending December 31,	Amount

2021	$146,824
2022	146,824
2023	87,896
2024	68,253
2025	34,127

$483,924

Note 4 -	Related Party Transactions

The Company has a banking relationship with Platinum Bank (Platinum), which is considered a related party due to a board member of Platinum also serving on the board of directors for the Parent and owns common stock in both the Parent and Company. As of December 31, 2020 and 2019, the Company had related party cash balances of $2,585,180 and $1,801,230, respectively.

The Company uses Hays Companies (Hays) for all of its insurance brokerage needs. Hays is considered a related party as executives in Hays own common stock in the Company, a Hays employee serves on the board of directors for the Parent, and another Hays employee serves on the board of directors for both the Parent and the Company. The Company paid $18,330 and $24,357 for the years ending December 31, 2020 and 2019, respectively for insurance coverage brokered by Hays.

The Company leases office space in Canton, Connecticut from CJEM, LLC (CJEM), which is owned by an executive of the Company. Management had evaluated CJEM as a variable interest entity until July, 2020 (see Note 9). The Company paid rent expense of $38,400, in both years ending December 31, 2020 and 2019, related to this lease.

Note 5 -	Leases

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (ASC 842) using a modified retrospective approach. The adoption of ASC 842 resulted in the establishment of a right-of-use-asset and lease liability of $243,505 on January 1, 2019, and did not have any effect on accumulated deficit. The standard requires the recognition of right-of-use assets and lease liabilities for lease contracts with terms greater than 12 months.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Operating lease costs are recognized in the income statement as a single lease cost and finance lease costs are recognized in two components, interest expense and amortization expense. The Company has elected the package of practical expedients permitted in ASC 842. Accordingly, the Company accounted for its existing leases as either finance or operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC 842 at lease commencement. In addition, the Company elected to utilize the practical expedient to use hindsight in determining the lease term when considering options to extend the term of leases.

The Company leases certain office space under a long-term, non-cancelable operating lease agreement. The lease has an original term that expires in December 2023 with an option to extend the term for three years. The Company has included this option to extend the lease because the Company determined after considering all economic factors that the Company is reasonably certain to exercise this option to extend the lease. The agreement requires the Company to pay real estate taxes, insurance, and repairs. There was no allocation of consideration to any non-lease component as amounts were not material.

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The Company determined the incremental borrowing rate based on the Company’s applicable borrowing rates under its current financing agreements as of the commencement date of the standard adoption.

Total lease costs for the years ended December 31, 2020 and 2019 were as follows:

	2020	2019

Operating lease cost	$38,400	$38,400

The following table summarizes the supplemental cash flow information for the years ended December 31, 2020 and 2019:

	2020	2019

Cash paid for amounts included in the measurement of lease liabilties
Operating cash flows from operating leases	$38,400	$38,400

The following summarizes the weighted-average remaining lease term and weight-average discount rate:

	2020	2019

Weighted-average remaining lease term
Operating leases	72 Months	84 Months

Weighted-average discount rate
Operating leases	6.00%	6.00%

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The future minimum lease payments under noncancelable operating leases with terms greater than one year are listed below as of December 31, 2020:

Operating
Years Ending December 31,	Leases

2021	$38,400
2022	38,400
2023	38,400
2024	38,400
2025	38,400
Thereafter	38,400

Total lease payments	230,400
Less interest	37,313

Present value of lease liability	$193,087

Note 6 -	Convertible Preferred Stock

During December 2020, the Company’s board authorized the establishment and designation of 9,000 shares of 8% convertible preferred stock (Preferred Stock) at $0.01 par value. Additionally, the Company’s board reserved 4,150,000 shares of common stock issuable upon the conversion of the shares of Preferred Stock. On December 23, 2020, the Company entered into a securities purchase agreement with an investor to issue 2,000 shares of Preferred Stock for $2,000,000.

Terms of the Preferred Stock are as follows:

Voting – Preferred Stock shall have no voting rights, however, without the affirmative vote of the majority of the outstanding shares Preferred Stock, the Company cannot (a) alter or change adversely the powers, preferences or rights given to the Preferred Stock, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation, (c) amend its articles of incorporation or other charter documents in any manner that adversely affects any rights of the holders, (d) increase the number of authorized shares of Preferred Stock, or (e) enter into any agreement with respect to any of the above.

Dividends – Holders of each share of Preferred Stock shall be entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the issuance of such share of Preferred Stock and on each conversion date in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable shares of common stock, or a combination thereof.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Liquidation – Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, Preferred Stock holders shall be entitled to receive out of the assets an amount equal to the Stated Value of $1,000 per share, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due (the preferred liquidation preference), for each share of Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities.

Conversion – Each share of Preferred Stock shall be convertible, at any time and from time to time from and after the original issue date at the option of the holder, into that number of shares of common stock determined by dividing the stated value of such share of Preferred Stock by the conversion price, $2.1693 per share. The conversion price would be reduced if the Company issues common stock at a price lower than the conversion price, or issues an instrument granting the holder rights to purchase common stock at a price lower than the conversion price.  Upon the closing of the Going Public Transaction all outstanding shares of Preferred Stock shall automatically be converted into that number of shares of common stock determined by dividing the stated value of such share of Preferred Stock by the conversion price.

Second Tranche – Immediately prior to completing the Going Public Transaction, the Company shall sell to the current Preferred Stock shareholder not less than $5,000,000 of Preferred Stock.

Redemption – The Company shall redeem all of the outstanding shares of Preferred Stock if the Company has not completed the Going Public Transaction by December 23, 2021. The Company would be required to redeem at the aggregate stated value, plus accrued but unpaid dividends, all liquidated damages. Interest shall accrue at the lesser of 12% per annum or the maximum rate permitted by applicable law until the amount is paid in full. The Company accretes the carrying value of the Preferred Stock to the full redemption value ratably until December 23, 2021.

Note 7 -	Fair Value

There are three general valuation techniques that may be used to measure fair value, as described below:

1.
Market approach – Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Prices may be indicated by pricing guides, sale transactions, market trades, or other sources.

2.	Cost approach – Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

3.
Income approach – Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about the future amounts (includes present value techniques and option-pricing models). Net present value is an income approach where a stream of expected cash flows is discounted at an appropriate market interest rate.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The liability below was measured at fair value during the year ended using the market approach.

	Carrying
	Amount	Fair Value Measurement
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2020

Commitment Fee	$577,000	$-	$-	$577,000

There were no assets or liabilities measured at fair value as of December 31, 2019.

Assumption Used in Determining Fair Value of the Commitment Fee

The Company utilizes a Monte Carlo simulation to value the Commitment Fee. The Company selected this model as it believes they are reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the Commitment Fee. Such assumptions include, among other inputs, stock price volatility, risk-free rate, probability of completing a Going Public Transaction, conversion price of the preferred stock.

Significant inputs and assumptions used in the valuation model is as follows:

Probability of a Going Public Transaction	50.0%
Volatility	58.5%
Stock price of public company at the time of measurement	$0.627
Date of a Going Public Transaction	April 30, 2021
Pro-forma common shares outstanding at Going Public Transaction date	52,077,000

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 8 -	Income Taxes

Deferred tax assets and liabilities as of December 31, 2020 and 2019, consist of the following:

	2020	2019

Deferred tax assets
Net operating losses	$445,673	$155,178
Research and development tax credit	22,086	8,234
Nonqualified stock options	2,351	-
Business interest expense	983	970
Equipment	668	-

Gross deferred tax assets	471,761	164,382
Valuation allowance	(418,227)	(99,179)

Total deferred tax assets	53,534	65,203

Deferred tax liabilities

Equipment	-	(1,447)
Intangible assets	(35,985)	(50,088)
Goodwill	(21,935)	(17,085)

Deferred tax liabilities	(57,920)	(68,620)

Net deferred tax liability	$(4,386)	$(3,417)

As of December 31, 2020, the Company established a valuation allowance against certain deferred tax assets to reduce the total to an amount management believed was appropriate. Realization of deferred tax assets is dependent upon sufficient future taxable income during the periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

As of December 31, 2020, the Company has a federal tax net operating loss carryforward of $1,798,433, which will be available to offset future taxable income indefinitely. The Company has net operating loss carryforwards in states totaling $1,200,258. The state net operating loss carryforwards will begin to expire in 2035 and are available to offset future taxable income or reduce taxes payable through 2040. The Company has a research and development tax credit of $22,086 and $8,234 as of December 31, 2020 and 2019, that will be available to offset future tax liabilities. Research and development tax credits will begin to expire in 2029.

A company’s ability to utilize a portion of its net operating loss carryforwards to offset future taxable income may be subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. The Company has determined that all net operating losses are fully available as of December 31, 2020. In addition, future changes in ownership as defined in Section 382 of the Internal Revenue Code could put limitations on the availability of the net operating loss carryforwards.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The provision for (benefit from) income taxes charged to income for the years ended December 31, 2020 and 2019 consist of the following:

	2020	2019

Current tax expense	$-	$-
Deferred tax expense (benefit)
Federal	883	(73,661)
State	87	(6,209)

	$970	$(79,870)

A reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	2020	2019

Income tax benefit at federal statutory rate	$(239,001)	$(81,064)
State and local income taxes net of federal tax benefit	(27,523)	(10,786)
STI taxable income prior to merger	(41,843)	(48,417)
Meals and entertainment	1,042	1,682
Incentive stock option expense	11,945	-
PPP loan forgiveness income	(9,765)	-
Rate differentials	919	(32,230)
Research and development credits	(13,852)	(8,234)
Change in valuation allowance	319,048	99,179

Income tax expense (benefit)	$970	$(79,870)

The Company files income tax returns in the U.S. federal jurisdiction, Minnesota, and various other states. The Company is not subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2019, when the Company was incorporated. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company’s assessment of many factors, including past experience and complex judgements about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits as additional income tax expense. During the years ended December 31, 2020, and 2019, the Company did not recognize material income tax expense related to interest and penalties.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 9 -	Variable Interest Entity

A variable interest entity (VIE) is an entity that either (1) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (2) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance (Power Criterion) and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE (Economics Criterion).

If the Company determines that it meets the Power Criterion and the Economics Criterion, it consolidates the VIE. Significant estimates made in evaluating whether or not an entity should be consolidated as a VIE include determining whether or not the Company has a variable interest in the an entity, determining the activities that most significantly impact the economic performance of the entity , determining whether or not the Company has the power to direct those activities, and whether or not the Company’s variable interest in an entity is significant to that entity. The determination of whether or not an entity is a VIE also requires significant judgment.

The Company leases office space from CJEM, LLC (CJEM) in Canton, Connecticut, an entity that is owned by a significant shareholder and executive of the Company through an operating lease. At December 31, 2019, the underlying property subject to the operating lease, which had a cancellable original term of five years with an optional five year renewal term, is encumbered by a mortgage loan with a principal balance of approximately $282,000, which is guaranteed by the owner of CJEM. At December 31, 2019, the Company has determined that CJEM is a VIE, however the Company does not have an explicit variable interest in CJEM through the operating lease as the company does not explicitly guarantee the mortgage loan that encumbers the property, does not provide for residual value guarantee of the property under lease, and the rental payments are considered market based rentals . The Company also considered whether or not it has an implicit variable interest in CJEM due to the owner of CJEM being a significant shareholder and executive in the Company and concluded that an implicit variable interest did exist. While the Company does have an implicit variable interest in CJEM at December 31, 2019, the Company does not control the activities that most significantly impact the economic performance of CJEM and thus does not consolidate CJEM. At December 31, 2019, the Company’s maximum exposure to loss from its involvement with CJEM through the implicit variable interest is the principal amount of debt outstanding of $282,000.

In August 2020, the owner of CJEM repaid the outstanding balance of the mortgage note that encumbered the property subject to the lease, and in December 2020, the Company renegotiated the operating lease with CJEM. Under the new operating lease, the original term is three years with one three-year renewal option. The lease agreement is cancellable by either party at any time.

At December 31, 2020, based upon changes in facts and circumstance, including but not limited to CJEM’s repayment of the mortgage on the property under lease, the Company reconsidered its involvement with CJEM and concluded that the Company no longer had an implicit variable interest in CJEM as of December 31, 2020. See Note 5 for additional information the Company’s lease with CJEM.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 10 -	Concentrations

The Company had four customers that accounted for approximately 72% of revenue in 2020. There was $316,302 due from these customers at December 31, 2020. The Company had five customers that accounted for approximately 84% of revenue in 2019. There was $605,640 due from these customers at December 31, 2019.

Note 11 -	Stock Option Plan

The Company has approved and adopted the 2020 stock option plan, which permits the grant of stock options to its employees, directors and consultants for up to 400,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its stockholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s stock at the date of grant; those options generally vest based on three years of continuous service and have ten-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the plan.

The Company granted 360,000 options under the plan for the year ended December 31, 2020. Compensation cost charged to operations for the plan was $67,070 for the year ended December 31, 2020.

The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The Company uses historical option exercise and termination data to estimate the expected term the options are expected to be outstanding. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is calculated using historical dividend amounts and the stock price at the option issue date. The expected volatility is determined using the volatility of peer companies over the last ten years. The Company's underlying stock is not publicly traded but is estimated using valuation methods that consider the valuations in recent equity financings as well as future planned transactions. The Company estimates the volatility of its underlying stock by using an average of the calculated historical volatility of a group of comparable company publicly traded stock.

2020

Expected volatility	52.4% - 70.0%
Expected dividends	0.0%
Expected term (in years)	5.17 - 10
Risk-free rate	0.11% - 0.48%
Fair value of common stock on grant date	$1.25

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The summary of activity under the plan as of December 31, 2020, and changes during the year then ended is as follows:

			Weighted-Average	Aggregate
		Weighted-Average	Remaining	Intrinsic
Options	Shares	Exercise Price	Contractual Term	Value

Outstanding at January 1, 2020	-	$-
Granted	360,000	1.28
Exercised	-	-
Forfeited or expired	-	-

Outstanding at December 31, 2020	360,000	$1.28	9.949	$-

Exercisable at December 31, 2020	131,250	$1.28	9.881	$-

Unamortized stock option expense of $132,722 as of December 31, 2020, will be amortized through 2023.

Note 12 -	Liquidity

In pursuit of its long-term growth strategy and the development of the lead generation software and related business, the Company has sustained continued planned operating losses over the last two years. The operating losses were generated primarily due to the decision to continue to invest significant resources in the Lead Generation software. To fund these planned losses from operations, the Company has raised capital from outside investors in the form of common and preferred stock.

As discussed in Note 6, there are certain provisions within the preferred stock terms that would require the Company to redeem the investor should the Company not complete a Going Public Transaction. While sustaining this pattern of losses and having to redeem the preferred stock would raise substantial doubt about the Company’s ability to continue as a going concern, management has plans to alleviate this uncertainty, including raising capital from existing and new investors. Additionally, the Company has the ability to reduce salaries by eliminating or delaying the hiring of new employees, reallocating employees to the Parent, and eliminating staff positions, while still maintaining its long-term growth strategy.

Note 13 -	Operating Segments

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments.  Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance.  We are organized by line of business. While our CODMs evaluate results in a number of different ways, the line of business management structure is the primary basis for which the allocation of resources and financial results are assessed.  The tabular information below presents the financial information provided to our CODMs for their review and assists our CODMs with evaluating the Company’s performance and allocating company resources.

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The Company has two reportable segments: Sports Gaming Client Services and Affiliate Marketing Services. The Sports Gaming Client Services segment collects information on potential sports bettors, connects them with contextual sports betting content, and converts them to paying sports betting customers in exchange for either a pre-negotiated share of a sportsbook operators’ revenue, or a fixed fee from such operators. In addition, the Company provides sports betting data (e.g., betting lines) to sports media publishers in exchange for a fixed fee. The Affiliate Marketing Client Services segment provides its clients with development, hosting, operations, maintenance, and service of free-to-play games and contests. These relationships can be either software-as-a-service, or SaaS, arrangements, that are hosted by SharpLink and accessed through its clients’ websites or other electronic media; or software licenses that allow the client to take the software on premise.

Any intercompany revenues or expenses are eliminated in consolidation. All of the Company’s operating revenues and expenses, other than those excluded from Adjusted EBITDA as detailed below, are allocated to the Company’s reportable segments. The Company defines and calculates Adjusted EBITDA as net loss before the impact of interest income or expense, income tax expense (benefit), and depreciation and amortization, and further adjusted for loan forgiveness income, as described in the reconciliation below.

A measure of segment assets and liabilities has not been currently provided to the Company’s CODMs and is therefore not presented below.

Summarized financial information for the Company’s reportable segments for the year ended December 31, 2020, is shown below:

	Sports Gaming	Affiliate Marketing
	Client Services	Services	Total

Revenue	$2,278,814	$-	$2,278,814

Adjusted EBITDA	356,032	(1,429,697)

Adjusted for
Depreciation and amortization	96,116	36,914	133,030
Interest income	-	(23,468)	(23,468)
Interest expense	-	1,375	1,375
Income tax provision	-	970	970
Loan forgiveness	-	(46,500)	(46,500)
Net income (loss) attributable to common shareholders	$259,916	$(1,398,988)	$(1,139,072)

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Summarized financial information for the Company’s reportable segments for the year ended December 31, 2019, is shown below:

	Sports Gaming	Affiliate Marketing
	Client Services	Services	Total

Revenue	$2,381,737	$-	$2,381,737

Adjusted EBITDA	259,531	(543,438)

Adjusted for
Depreciation and amortization	96,373	1,483	97,857
Interest income	-	(15,777)	(15,777)
Interest expense	-	20,037	20,037
Income tax provision	-	(79,870)	(79,870)
Loan forgiveness	-	-	-
Net income (loss) attributable to common shareholders	$163,158	$(469,311)	$(306,153)

The Company’s Sports Gaming Client Services segment derives a significant portion of its revenues from several large customers. The table below presents the percentage of consolidated revenues derived from the Sports Gaming Client Services segment:

	2020	2019

Customer A	18%	13%
Customer B	13%	11%
Customer C	13%	17%
Customer D	28%	18%
Customer E	*	25%

* Revenue from customer was less than 10% for the year ended December 31, 2020.

Note 14 -	Loss Per Share

The calculation of loss per share and weighted-average shares of the Company’s common stock outstanding for the periods presented are as follows:

	2020	2019

Net loss	$(1,139,072)	$(306,153)
Less: dividends accrued on preferred stock	(3,507)	-
Less: discount accretion on preferred stock	(13,321)	-

Net loss available to common shareholders	$(1,155,900)	$(306,153)

Basic and diluted weighted-average shares outstanding	8,048,194	6,587,361

Basic and diluted net loss per share	$(0.14)	$(0.05)

SharpLink, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

The 4,061,141 shares issued at the time of the common control merger as described in Note 1 have been treated as outstanding for all of 2020 and 2019. The redeemable convertible preferred stock is a participating security, whereby if a dividend is declared to the holders of shares of common stock, the holders of preferred stock would participate to the same extent as if they had converted the preferred stock to common stock as described in Note 6.

For the periods presented, the following securities were not required to be included in the computation of diluted shares outstanding:

	2020	2019

Stock options	360,000	-
Preferred stock	921,941	-
Stock subscriptions	2,633	65,266
Convertible debt	-	941,250
Total	1,284,574	1,006,516

Note 15 -	Subsequent Events

The Company has evaluated subsequent events through March 19, 2021, the date which the consolidated financial statements were issued.